As submitted confidentially to the Securities and Exchange Commission on September 30, 2024

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act File No.

File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 2	☒
Post-Effective Amendment No.	☐

HPS Corporate Capital Solutions BDC

(Exact name of registrant as specified in charter)

40 West 57th Street, 33rd Floor

New York, NY 10019

212-287-6767

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tyler Thorn

HPS Advisors, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

(Name and address of agent for service)

With copies to:

Rajib Chanda

Nathan Briggs

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

(202) 636-5500

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [    ]

Preliminary Prospectus

HPS Corporate Capital Solutions BDC

Class S, Class D and Class I Shares

Maximum Offering of $4,000,000,000

Minimum Offering of $100,000,000

HPS Corporate Capital Solutions BDC is a Delaware statutory trust that seeks to invest primarily in newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital of upper middle market or larger scale companies predominantly in the U.S. Our investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation. The words “HCAP,” “we,” “us,” “our” and the “Fund” refer to HPS Corporate Capital Solutions BDC, together with its consolidated subsidiaries.

We are a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by our adviser, HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (the “Administrator” and together with its affiliates, “HPS”). We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended.

We are offering on a continuous basis up to $4,000,000,000 of our common shares of beneficial interest (the “Common Shares”). We are offering to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the share purchase date. This is a “best efforts” offering, which means that HPS Securities, LLC (the “Managing Dealer”), for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

Prior to the commencement of this offering, we expect to merge with an affiliated privately offered, business development company, HPS Corporate Capital Solutions Fund (the “Private BDC”), which has the same investment adviser, substantially the same investment objectives and policies and the same management and advisory fees as us (the “Merger”). The Merger will be structured as a NAV-for-NAV merger in which each holder of the Private BDC’s common shares will receive as merger consideration the right to receive Class D shares with an equal NAV. As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. Our board of trustees (the “Board” or “Board of Trustees” and each member of the Board of Trustees, a “Trustee”) and the Private BDC’s board of trustees will review whether participation in the Merger is in the best interests of such company’s existing shareholders and whether the interests of existing shareholders will not be diluted as a result of the Merger. The Merger is expected to be consummated after the Registration Statement is declared effective, and prior to the consummation of any sales pursuant to the Registration Statement.

The Fund intends to rely on exemptive relief granted by the SEC to offer multiple classes of our Common Shares.

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 34 of this prospectus. Also consider the following:

•	We have limited prior operating history and there is no assurance that we will achieve our investment objective.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We intend to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•	You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”

•

We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, proceeds from this offering or return of capital, and we have no limits on the amounts we may pay from such sources.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•

We intend to use leverage, which will magnify the potential for loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leverage fund include volatility and possible distribution restrictions.

•

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•

We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

•	If the Merger does not occur and no shares have been purchased in this offering, the Board’s current intent is to begin to wind down and/or liquidate and dissolve the Fund in an orderly manner.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$4,000,000,000	$4,000,000,000
Class S Shares, per Share	$25.00	$1,333,333,334
Class D Shares, per Share	$25.00	$1,333,333,334
Class I Shares, per Share	$25.00	$1,333,333,333

(1)

Assumes an initial offering price of $25.00. Shares of each class of our Common Shares will be issued at the Subscription Frequency (which is expected to be either quarterly or monthly) at a price per share equal to the NAV per share for such class.

(2)

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class I shares. We also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable on a quarterly basis in arrears based on the NAV as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)

The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 40 West 57th Street, 33rd Floor, New York, NY 10019, calling us at 212-287-6767 or visiting our corporate website located at www.hcapbdc.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

The date of this prospectus is [     ], 2024

SUITABILITY STANDARDS

Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:

Alabama—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.

California—California residents may not invest more than 10% of their liquid net worth in us. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), are not subject to the foregoing investment concentration limit if the investments meet certain criteria.

Idaho—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.

Iowa—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Purchasers who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

i

Massachusetts—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us, non-traded real estate investment trusts, and in other illiquid direct participation programs.

Missouri—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.

Nebraska—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.

New Jersey—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.

Ohio—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and in any other non-traded BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities.

Oklahoma—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.

Oregon—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

Puerto Rico—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

Tennessee—Purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

You should purchase these securities only if you can afford the complete loss of your investment. The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the investor may lose its entire investment;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts, and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. Certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest, and compliance obligations. Regulation Best Interest and state fiduciary standards of care also require registered investment advisers and registered broker-dealers to provide a brief summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

ABOUT THIS PROSPECTUS

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

We report our NAV as of the last day of each Subscription Period within 20 Business Days of such date on our website at www.hcapbdc.com. “Business Day” means each day (except Saturdays and Sundays and normal public holidays in the United States) on which the New York Stock Exchange is open for regular business, the Fund is open for business and such other day or days as may be determined by the Board. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

The words “we,” “us,” “our” and the “Fund” refer to HPS Corporate Capital Solutions BDC, together with its consolidated subsidiaries.

Unless otherwise noted, numerical information relating to HPS is approximate as of December 31, 2023.

Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

MULTI-CLASS EXEMPTIVE RELIEF

This prospectus relates to our Common Shares of Class S, Class D and Class I. We intend to rely on exemptive relief granted by the SEC to offer multiple classes of Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUMMARY

This prospectus summary highlights certain information contained elsewhere in this prospectus and contains a summary of material information that a prospective investor should know before investing in our Common Shares. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is HCAP?

A:

HPS Corporate Capital Solutions BDC (“HCAP” or the “Fund”) is a fund externally managed by HPS Advisors, LLC (the “Adviser”), a wholly owned subsidiary of HPS Investment Partners, LLC (the “Administrator” and together with its affiliates, “HPS) that seeks to invest primarily in newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital of upper middle market or larger scale companies predominantly in the U.S. We are a Delaware statutory trust and a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). As a non-diversified investment company within the meaning of the 1940 Act, the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. We also intend to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Q:	Who are the Adviser and HPS Investment Partners, LLC?

A:

HPS Advisors, LLC serves as our investment adviser. The Adviser is a wholly-owned subsidiary of HPS and has access to the same resources and investment personnel for the management of the Fund that HPS utilizes for the management of other funds and accounts. These resources and personnel enable our Adviser and the Administrator to fulfill their obligations under the investment advisory agreement between the Fund and the Adviser (as amended and/or restated from time to time, the “Investment Advisory Agreement”) and the administration agreement between the Fund and the Administrator (as amended and/or restated from time to time, the “Administration Agreement”).

Founded in 2007, HPS is a leading global credit-focused alternative investment firm with $112 billion of assets under management.1 HPS invests primarily in non-investment grade credit and manages various strategies across the capital structure, including privately negotiated senior debt; privately negotiated junior capital solutions in debt and equity formats; liquid credit such as broadly syndicated loans, collateralized loan obligations and high yield bonds; asset-based finance and real estate. HPS has approximately 200 investment professionals and more than 660 total employees, working from fourteen offices globally.2

HPS was established in 2007 as a unit of Highbridge Capital Management, LLC, a subsidiary of J.P. Morgan Asset Management (“JPMAM”). In March of 2016, the principals and employees of HPS acquired the firm from JPMAM. In 2018, HPS secured a passive minority investment from Dyal Capital Partners to

[1]

As of March 31, 2024, unless otherwise noted. AUM of private credit funds, related managed accounts and certain other closed-ended liquid credit funds represent capital commitments during such funds’ investment periods and, post such funds’ investment period, the cost of investment or NAV (including fund-level leverage but in all cases capped at capital commitments). AUM of liquid credit open-ended funds and related managed accounts other than CLOs represent the latest available NAV. AUM of CLOs and warehouses represent the par value of collateral assets and cash in the portfolio. AUM of HPS Corporate Lending Fund (“HLEND”) represents NAV plus leverage (inclusive of drawn and undrawn amounts) as of the prior month-end.

[2]	As of March 31, 2024.

generate growth capital to further expand investment offerings and fortify the firm’s balance sheet. In 2022, Guardian Life Insurance acquired a strategic minority stake in HPS in coordination with a large-scale capital commitment to current and future investment strategies. Over the course of these transactions, JPMAM’s remaining stake in HPS was redeemed in full.

Q:	What is your investment objective?

A:

Our investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation. Risk-adjusted returns are returns that are attractive when compared to other investments with similar risk profiles.

Q:	What is your investment strategy?

A:

Our investment strategy focuses primarily on investing (generally expected to be 80%-90% of the portfolio) in newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital of upper middle market[3] and larger scale companies predominantly in the U.S. We may invest in smaller companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While our investment strategy focuses primarily on companies in the U.S., we also intend to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside of the U.S. subject to compliance with BDC requirements to invest at least 70% assets in “eligible portfolio companies.”

We intend to allocate our private investment capital dynamically across the senior secured direct lending, junior capital, and special situations segments of the private credit market to seek to capture what HPS believes are compelling risk-adjusted return opportunities within different market environments. Special situations refer to investment situations where a company’s value is potentially impacted by complicating factors such as a corporate transaction, regulatory change or jurisdictionally related issue, stakeholder action, time constrained capital need or financial distress. Specifically, we will seek to achieve our investment objective by pairing a primary allocation to current income focused, first lien senior secured direct lending with smaller, dynamic allocations to more total-return oriented junior capital and special situations investments. We believe that investing across the private credit spectrum is a key differentiator between us and select competitor BDCs, who focus almost exclusively on senior secured direct lending transactions. We further believe that this combination of investments will enable us to generate attractive risk-adjusted returns comprised of both recurring current income and capital appreciation.

It is expected that HCAP’s primary allocation (generally expected to be 50%-70% of the portfolio) will be to a specialty direct lending strategy focusing on situations with perceived business or transactional complexity that require a high degree of structuring expertise to mitigate potential risk. In connection with this portion of the portfolio, the Fund will seek to invest primarily in directly originated, privately negotiated senior secured debt of upper-middle market and large scale borrowers with more complicated business models or capital structures, esoteric collateral4, and/or that face timing pressures associated with strategic or refinancing needs. The loans within this portion of the portfolio are expected to be primarily floating rate instruments that typically pay current income on a quarterly basis. As a result, returns associated with this portion of the portfolio are expected to be largely current income-oriented.

[3]

We use the term “upper middle market” to generally refer to companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) of $75 million to $1 billion annually or revenue of $250 million to $5 billion annually at the time of our investment.

[4]

Esoteric collateral refers to assets that are used to collateralize an investment other than a company’s physical property, plant and equipment, cash and other liquid financial assets. Examples include technical patents, proprietary software, brands, trademarks, and intellectual property rights or exclusivity agreements related to consumer entertainment products (sports, music, movies, TV shows, books, etc.).

We expect that a portion of HCAP’s portfolio (generally expected to be 15%-35% of the portfolio) will also be invested primarily in privately negotiated second lien, junior debt and debt-like securities, and, to a lesser extent, select common or other equity investments. The junior debt and debt-like securities in which we invest may include unsecured debt, mezzanine securities, preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants). In connection with this portion of the portfolio, the Fund will seek to invest primarily in large scale companies (average EBITDA typically in excess of $400mm) in developed markets that operate in industries we believe are less cyclical and have relatively low capital intensity. The second lien, junior debt and debt-like investments may be floating or fixed rate. Returns associated with this portion of the portfolio are also expected to be derived from contractual coupons, upfront fees/original issue discounts and in some instances, prepayment penalties; however, a portion of coupons and/or returns associated with junior debt and debt-like investments are expected to be non-cash, in the form of paid-in-kind (“PIK”) interest, dividends or capital gains. As a result, the returns associated with this portion of the portfolio are expected to come from a combination of current income and capital appreciation. Debt and debt-like investments in this portion of the portfolio are generally expected to have a stated term of six to eight years, and the expected average life is generally three to four years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. Investments in this portion of the portfolio are expected to be primarily originated but may also be acquired in secondary transactions.

We expect that, to a lesser extent (generally expected to be 0%-15% of the portfolio), HCAP will also participate in privately negotiated special situation opportunities that seek to exploit market inefficiencies and to resolve complicating dynamics stemming from business, industry, issuer-specific, or other challenges that create the opportunity for attractive risk-adjusted returns. In connection with this portion of the portfolio, the Fund will seek to structure attractive risk-adjusted primary investments or purchase assets at meaningful discounts to perceived underlying value. We intend to target opportunities where we believe principal is protected in a downside scenario via covenants and structural protections, there are numerous catalysts to unlock value to the upside, and we believe we can influence or control the situation through the scale of our holdings and/or the ability to speak for new money. Although investments in this portion of the portfolio are typically senior secured, we may also invest across the capital structure, including subordinated debt, preferred equity, and may often be accompanied by equity or equity-linked securities as a form of potential return enhancement. The debt investments within this portion of the portfolio may be floating or fixed rate and coupons may be paid in the form of cash or PIK. We expect returns from this portion of the portfolio to also be a combination of current income and capital appreciation, derived from contractual coupons, upfront fees/ original issue discounts, prepayment penalties, and in some instances, appreciation from the accompanying equity or equity-related securities, such as warrants. Debt investments in this portion of the portfolio are generally expected to have a stated term of three to seven years, and the expected average life is generally two to three years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. Investments in this portion of the portfolio are expected to be primarily directly originated, but initial positions may be established on a secondary basis.

Finally, our investment portfolio is also expected to include a smaller allocation (generally expected to be 10%-20% of the portfolio) to more liquid credit investments such as non-investment grade broadly syndicated loans, leveraged loans, secured and unsecured corporate bonds, and securitized credit. We intend to use these investments to maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into originated loans, while also seeking attractive investment returns. We may also invest in publicly traded securities of corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

Q:	What types of investments do you make?

A:

The Fund intends to create a portfolio primarily comprised of newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital investments. Senior secured debt investments may take the form of first lien (including unitranche) or second lien loans, notes, bonds, other corporate debt securities, assignments, and loan participations.

Junior capital investments will primarily consist of higher-yielding fixed and floating rate debt and debt-like investments, which may include unsecured debt, mezzanine securities, preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments. A small portion of common equity investments unrelated to the Fund’s senior, and junior capital investments may also be made on an opportunistic basis.

Our liquid credit instruments may include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments.

In addition to the loans and securities outlined above, the Fund also may invest in asset backed securities, leases, bridge loans, debtor-in-possession financings, total return swaps and other derivatives.

While we expect the majority of our privately negotiated assets to be directly originated, we also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments. We expect the majority of our liquid portfolio to be comprised of smaller portions of the broadly syndicated loan, bond or structured instruments purchased on either a primary or secondary basis in the market. However, in certain situations, we may also invest in structured products or broadly syndicated transactions where HPS and/or its affiliates seek an anchor-like or otherwise influential role in certain traded instruments as part of our liquid portfolio.

We expect most of our debt investments to be unrated. When rated by a nationally recognized statistical ratings organization, our investments would generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than “BBB-” by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, swaps, options and forward contracts. These hedging activities are subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means of hedging non-U.S. dollar denominated investments.

Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is an originated loan?

A:

An originated loan is a loan where we lend directly to the borrower and hold the loan generally on our own or in a small group with funds and accounts advised by HPS and/or its affiliates, and/or third-party investors. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors.

Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors.

Q:	Why do you invest in liquid credit investments in addition to originated loans?

A:

The allocation to liquid credit investments within the Fund’s portfolio is expected to (i) provide the Fund with sufficient liquidity in order to meet the Fund’s share repurchase requirements, and (ii) allow the Fund to seek attractive investment returns prior to investing subscription proceeds into newly originated loans.

Q:	What potential competitive strengths does HPS offer?

A:

HPS has sought to structure its business model and investment approach to deliver compelling risk-adjusted returns to investors and shareholders in its funds on a consistent basis across market cycles. As a result, HPS seeks to have access to the broadest possible investment opportunity set; leverage its strategic advantages to minimize competition; make thoughtful relative value investment decisions; and effectively mitigate downside risk. HPS believes that its diversified sourcing approach, flexible capital solutions, ability to successfully navigate complexity and willingness to execute at scale are key differentiators that help it to maximize the investment opportunity set while limiting competitive dynamics. HPS then seeks to apply its analytically rigorous investment process to make thoughtful decisions about relative risk-adjusted return potential and mitigate potential downside risk. We benefit from the following key competitive strengths of HPS in pursuing our investment strategy:

•

Diversified Sourcing Approach. HPS believes its diversified sourcing approach sets its platform apart from many of its peers. While the vast majority of peers focus their sourcing almost exclusively on financial sponsors and lending to businesses controlled by them, HPS has built an extensive sourcing network, inclusive of direct relationships with management teams across a breadth of private and public companies, investment and commercial banks, debt advisory firms, other financial intermediaries, and formal partnerships and strategic arrangements with select financial institutions (collectively “non-sponsor channels”), as well as private equity sponsors. HPS has also developed the deep industry expertise, legal, and forensic capabilities necessary to perform detailed business, financial and legal due diligence in house. As a result, since HPS’s inception, it has sourced more than 60% of its private investments from non-sponsor channels and less than half of its private investments have been made in conjunction with financing leveraged buyout (“LBO”) activity undertaken by private equity sponsors.[5]

While this multi-pronged sourcing approach is resource and effort intensive, HPS believes that it generates a significant pipeline of investment opportunities, enables greater consistency of deal flow across various market environments, and offer the potential for more compelling risk-adjusted returns.

HPS is also actively engaged with financial sponsors and believes that its ability to flex in and out of both sponsor and non-sponsor transactions allows it to remain nimble and optimize its opportunity set across different market environments. In normal market conditions, when capital is ample and sponsor-driven transactions tend to be widely bid out and won by the most competitive terms provider, HPS may source a greater portion of its investments from non-sponsor channels. In more dislocated markets, when scaled capital is scarce and sponsors are willing to be more flexible on economics and lender structural protections to achieve certainty of execution, HPS may invest in a larger percentage of sponsor-driven transactions.

HPS believes its investors value its diversified sourcing approach because they believe it produces a more distinct portfolio that is less correlated to the more sponsor-heavy private credit offerings; provides access to a larger, more diversified universe of companies to invest in; and enables them to invest at a more consistent pace over market cycles.

[5]

As of December 31, 2023 based on the total face value committed across HPS Private Credit strategies, including Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending. For illustrative purposes only. Additional information on HPS’s Private Credit portfolio can be provided on request.

•

Capital Flexibility. HPS believes that the breadth of its investment capabilities enable it to invest in scale across both the junior and senior portions of the capital structure and in both private and public markets. The majority of HPS’s 163 private credit investment professionals[6] are shared across strategies, and HPS operates without informational barriers between its private and liquid investment professionals. HPS seeks to encourage and reward cross-functional sharing of issuer, industry and market perspectives, and strives to match investment opportunities with the optimal capital pool regardless of entry point to the firm. HPS believes that its capital flexibility and one-firm approach enable it to effectively position itself as a “one-stop” solution provider for companies seeking capital, offer multiple potential alternatives, and shift to better address borrower needs as they change throughout a transaction with the market environment or other factors. HPS believes that this increases the opportunity set for shareholders and provides it with a competitive advantage relative to other capital providers with narrower platforms or more siloed operating models. HPS believes that its flexible capital solutions and operating model also enables it to grow and evolve with its portfolio companies — staying with credits it knows well and believes in as they “graduate” to more diversified capital structures or public markets.

•

Scaled, Durable Capital. Scaled capital has been a key factor in capturing investment opportunities in prior funds managed by HPS and HPS seeks to use its scaled and durable capital base as a competitive advantage. The scale of the HPS platform, including managed accounts and similar investment vehicles, allows it to commit to investments of over $1 billion. HPS believes that there is a finite set of competitors who can provide and solely hold investments of this size and service these larger scale borrowers. HPS believes it is further differentiated by its ability to commit and hold positions of this size across both the senior and junior portions of the capital stack. Lastly, HPS believes that its largely institutional capital base enables it to consistently deploy capital across market cycles, particularly in periods of dislocation when firms that are more dependent on retail flows may be less active.

HPS seeks to use its scale to access significant ($400mm+) tranche size investment opportunities in upper-middle market and larger companies. HPS believes that these opportunities offer compelling risk-adjusted return potential. With fewer capital providers having the ability to transact at this size, HPS believes these opportunities offer favorable competitive dynamics that can lead to attractive economics and more lender friendly structural terms. In addition, HPS feels that this segment of the market can offer greater potential downside protection, as it believes larger businesses tend to be better positioned to manage economic pressures given more diversified customer and supplier bases, greater brand awareness, and more strategic importance within their industry.

HPS also seeks to use its scale to secure a sole or leadership role within the investment tranche. HPS believes that being the sole or majority investor in a debt tranche can provide the funds that it and its affiliates advise with enhanced downside protection by enabling HPS to better control investment structuring and documentation and to maintain strong connectivity with the borrower’s management team. HPS believes that this type of control is also particularly important in situations where a specific credit becomes challenged and needs to be restructured.

HPS believes that scale is becoming increasingly important as the number of very large direct lending transactions occurring in the market accelerates. From 2019 to 2020, there were 11 $1 billion+ transactions totaling more than $16 billion. From 2021 to 2022, there were 50 $1 billion+ transactions totaling more than $100 billion. In 2023, there were 35 $1 billion + transactions totaling approximately $71 billion.7 The HPS platform has led or co-led 36 $1 billion + deals since 2019.8

[6]	As of February 29, 2024.
[7]

Source: KBRA DLD (Direct Lending Deals), as of December 31, 2023. Represents total volume of direct lending market transactions in the U.S. and Europe with a total tranche size greater than or equal to $1 billion. Note: KBRA DLD periodically restates historical values for accuracy.

[8]

As of December 31, 2023. Represents investments made in Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending strategies. Based on total tranche size including incremental investments that may have ocurred after the closing date of the initial investment.

•

Navigating Complexity. HPS believes its willingness to embrace complexity, such as complicated business models, esoteric underlying collateral, strained capital structures, and/or timing pressures, is a key differentiating factor relative to its competitors. HPS finds that other market participants often misprice risk in these situations because the borrower’s business or collateral metrics do not fit neatly into pre-defined underwriting models. HPS believes that these types of opportunities may offer disproportionate risk-adjusted return potential as there may be fewer willing lenders with the requisite expertise to underwrite these investments and borrowers with this type of profile may be more willing to pay premium economics and agree to more robust lender protections in exchange for execution certainty.

Through careful diligence, HPS aims to identify additional sources of collateral and cash flow to support an investment. HPS then seeks to utilize thoughtful investment structures, inclusive of customized covenant packages and collateral protections, to mitigate risk. Lastly, HPS pursues what it believes are appropriate economic terms to compensate for the risk and effort involved in the transactions. HPS believes that addressing complexity through creative pricing and structure can generate potential investment opportunities that may offer attractive, uncorrelated returns, HPS further believes that the capability to navigate complexity to identify a potentially mispriced investment opportunity is particularly important in environments where volatility and uncertainty around economic growth is common.

•

Global Reach. HPS was built with global capabilities and has approximately 30% of its investment professionals[9] and more than 30% of its private capital invested outside North America.[10] HPS launched its European operations in 2007 and Asian operations in 2015 and believes it is well established and has strong brand awareness in each of these geographies. HPS seeks to leverage its strong global positioning to dynamically deploy capital to the opportunities that it feels represent the most attractive risk-adjusted returns on a relative basis globally at any point in time.

•	Emphasis on Capital Preservation. Capital preservation is a core component of HPS’s investment philosophy. In addition to its focus on established upper middle market and larger companies, HPS employs a highly selective and rigorous due diligence and investment evaluation process focused on identification of potential risks, when evaluating its directly originated private investments. HPS believes tight credit structuring is a fundamental part of the risk and recovery calculus, as the illiquidity in private credit means that secondary market liquidity is not a reliable risk mitigant. HPS has also built a deep bench of restructuring, workout and value enhancement professionals with an average of 30 years of workout experience,[11] who work on an integrated basis to actively risk manage each investment throughout its life.

Q:	What is the market opportunity?

A:

When HPS was founded in 2007, alternative credit was still a relatively small and emerging asset class. As the global financial crisis unfolded, a series of regulatory changes took hold, shifting a significant amount of non-investment grade risk from banks to private investment firms. This shift started a secular trend that continues to support the growth of today’s $1.6 trillion private credit industry.[12] More recently, rapidly rising interest rates, slowing economic growth, and a sustained period of dampened high yield and leveraged loan issuance have set a number of transactional dynamics into motion that we believe the Fund is well positioned to capitalize on, including:

[9]	As of February 29, 2024.
[10]	Private credit invested capital as of December 31, 2023.
[11]	As of December 31, 2023.
[12]	Source: Preqin Special Report: The Future of Alternatives in 2028.

•

Regulatory Action and Public Market Volatility Likely to Continue to Drive Private Credit Demand. The global regulatory actions that followed the 2008 financial crisis significantly increased the cost of capital requirements for commercial banks, limiting their willingness to originate and retain illiquid, non-investment grade credit commitments on their balance sheets. In response, many commercial banks adopted an “underwrite and distribute” approach dependent on the health and stability of public credit markets, which HPS believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022.[13] HPS believes that more recent proposed regulatory action from the Basel Committee and U.S. bank regulators is likely to further limit commercial bank appetite for illiquid, non-investment grade debt. In HPS’s view, a potential further reduction in bank appetite taken in combination with the volatility exhibited by the public debt markets throughout a significant portion of 2022 and 2023, will drive an increased focus on private credit providers, like HPS, as an attractive alternative capital source.

•

Increasingly Large Borrowers Are Finding Value in Private Solutions. HPS believes the opportunity set has subtly shifted towards larger borrowers in recent times. Private credit’s historical focus on the middle market was driven by smaller companies’ inefficient access to capital compared to the upper end of the middle market, where companies had the option to pursue broadly syndicated solutions. However, recent public debt market volatility has made obtaining new financing more difficult and appears to have increased the value larger companies are placing on the confidentiality, efficiency and relative execution certainty that is available in the private credit market. HPS views this as a positive development as we believe upper middle market and larger companies are more established, resilient across cycles, and offer better downside protection. During 2022 and 2023, there were 70 $1bn+ private credit transactions (approximately $142 billion of total value), as compared to 31 transactions (approximately $55 billion of total value) from 2019 through 2021 combined.[14] Throughout this period, private credit demonstrated its capacity to consistently facilitate multi-billion dollar financings across market environments. HPS believes that as borrowers and debt advisors become more aware of the depth in the private debt space that has been created by scaled providers, they will increasingly weigh this option against public market alternatives. HPS believes the benefits of this growing opportunity set at the upper end of the market will accrue to the largest direct lending and junior capital players, like HPS, as scale is a prerequisite for providing certainty.

•

Significant Near-Term Refinancing Needs Create a Variety of Opportunities. As of January 31, 2024, there were approximately $90 billion of leveraged loans scheduled to mature prior to the end of 2025 and more than $180 billion scheduled to mature prior to year-end 2026.[15] While progress addressing shorter-term maturities has been made relative to year-end 2022 (which were the largest two- and three-year maturities volumes in recent history),[16] most of the reduction has been concentrated in higher rated issuers, specifically BB and B+ names. Downgrade risk generally becomes more pronounced the closer an issuer gets to maturity. Research suggests that the incremental financing costs associated with a downgrade can, in some circumstances (particularly those related to a B-downgrade to CCC+), significantly more than offset any potential future benefits of easing base rates.[17] HPS believes that many B/B-companies with limited public market options are willing to pay a premium for the greater certainty of execution that a private credit solution can offer. HPS expects refinancing to be

[13]	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2022, Primary Investor Market: Banks vs. Non-bank. Data available through 2022 only due to significant decline in loan issuance in 2023.
[14]

Source: KBRA DLD (Direct Lending Deals), as of December 31, 2023. Represents total volume of direct lending market transactions in the U.S. and Europe with a tranche size greater than or equal to $1 billion.

[15]	Source: J.P. Morgan as of January 31, 2024.
[16]	Source: PitchBook LCD; Morningstar LSTA US Leveraged Loan Index.
[17]	Source: Morgan Stanley Research as of September 15, 2023.

key driver of investment activity in 2024 and 2025 across its specialty direct lending, junior capital and special situations strategies. HPS believes its diversified sourcing approach, private/public non-investment grade cross-markets capabilities, scaled and flexible capital base, strong structuring experience and focus on credit documentation positions it well to evaluate and compete for attractive refinancing opportunities.

•

Cash Flow Pressures May Drive Opportunities for Junior Capital Solutions. Given the fastest Federal Reserve tightening cycle in decades and the market’s expectation of a “higher for longer” interest rate environment, many corporate issuers are having to deal with the cash flow implications of heightened interest expenses. This has especially impacted those issuers with a significant portion of their capital structure comprised of floating rate debt. Facilities structured with PIK interest or PIK flexibility through a PIK toggle can help alleviate the higher interest expense burden on unlevered free cash flow generation and allow companies to continue investing in and growing their businesses. However, these types of features are not typically available in high yield or syndicated first and second lien leveraged loan markets. HPS believes this represents a growing opportunity, especially for junior capital investment strategies. HPS further believes that flexible junior capital structures that can pay-in-kind interest on all or a portion of the loan for a defined period or through maturity in exchange for a spread premium can be attractive solutions that have the potential to earn compelling risk-adjusted returns in this environment.

•

Significant Uninvested Private Equity Capital May Drive Junior Capital Demand as LBO Activity Increases. HPS estimates that the $1.04 trillion of uninvested private equity buyout capital as of December 31, 2023[18] may require approximately $625 billion of associated subordinated debt financing.[19] There are a limited number of scaled junior capital providers across the industry, and the current amount of available mezzanine capital is estimated to be approximately $65 billion,[20] or approximately 10% of the total estimated financing need. HPS believes that as M&A volumes and LBO activity increase, the resulting financing demand and relatively limited supply of available capital should create a junior capital investment environment with attractive risk-adjusted return potential. As one of the largest global providers of junior capital solutions, HPS believes it would be well positioned to compete in such an environment.

•

Inflationary Pressures, Slower Growth and High Interest Rates May Create Special Situations Opportunities. Fiscal and monetary policy makers took unprecedented actions in concert to preserve aggregate economic demand during the COVID-19 pandemic. In effect, these actions were successful in maintaining demand, however labor and supply chain shortages have left many businesses constrained in their ability to meet this demand. As a result, several companies are seeing increased input costs, both in materials and labor. Many businesses may not be able to push through these increased costs, resulting in reduced margins. To the extent these businesses are highly leveraged or have pending maturities, they may face financial challenges that create opportunities for special situations investment strategies. Higher interest rates for longer will potentially increase stress on levered capital structures. HPS believes this could cause substantial liquidity challenges in the years ahead as otherwise healthy companies are forced to refinance fixed debt and service floating debt issued in a much lower interest rate environment, creating opportunities for special situation investors, like HPS. We believe these opportunities could include private “bridge” financing to longer-term capital solutions and/or the ability to take advantage of existing weak documentation (particularly in public credit markets) to lend at more senior levels, effectively “priming” existing debt holders.

[18]	Source: Preqin, as of December 31, 2023.
[19]

Source: HPS estimates as of December 31, 2023. Potential financing requirement based on $1.04 trillion of estimated private equity buyout capital and assumes deals will be financed with 40% equity and 60% debt and subordinated debt will account for approximately 40% of the debt capital structure.

[20]	Source: Preqin as of December 31, 2023.

Q:	How do you source investments?

A:

We believe that much of the value HPS creates for our private investment portfolio comes on the front end through the diversity of its sourcing capabilities. To source transactions, HPS leverages the breadth of its global credit platform and its shared knowledge and insights gleaned across both private and public credit to cast a wide net to drive transaction flow. HPS seeks to generate investment opportunities across its various sourcing channels, including financial intermediaries such as investment banks and debt advisory firms, direct relationships with companies and management teams, private equity sponsors and formal partnerships and strategic arrangements with select financial institutions. We believe that this multi-pronged approach to sourcing provides a significant pipeline of investment opportunities for us that could contribute to our portfolio with attractive investment economics and risk/reward profile.

Q:	How do you evaluate and manage directly originated investments?

A:

The foundation of the HPS investment approach is intellectual rigor and discipline. HPS intends to apply a highly disciplined and analytically rigorous approach to sourcing, vetting, selecting and structuring the Fund’s directly originated private investments.

•

Maximization of Opportunity Set. HPS seeks to build a strong pipeline of investment opportunities by pursuing a highly diversified sourcing approach designed to maximize the number of investment opportunities that enter its investment evaluation and selection process. HPS maintains relationships across a breadth of public and private companies, investment and commercial banks, debt advisory firms, and other financial intermediaries, as well as private equity sponsors. Since its inception, HPS has sourced more than 60% of its private investments from non-sponsor channels.[21] HPS believes this approach enables it to see and evaluate a larger number of potential opportunities relative to its peers, access more consistent deal flow across market environments, and flex its capital allocation towards what it believes are the most compelling risk-adjusted return opportunities at any given time.

•

Rigorous Investment Screening and Selection. The HPS investment team (the “Investment Team” or the “Team”) expects to apply a highly selective, disciplined investment approach to the substantial transaction sourcing pipeline. As a result, the Investment Team expects to invest in only a select number of attractive investment opportunities relative to the entire opportunity set. The investment screening and selection process is comprehensive and iterative, typically involving multiple points of review. From the pipeline phase, certain investments proceed to an initial screening discussion that focuses on establishing the framework for the viability of the investment opportunity and the reasons to make the investment (e.g., leading market share, sustainable franchise and brand value, and value-add products or services). When evaluating a potential investment, our Investment Team typically focuses on a combination of business stability, asset values and contractual protections. We generally seek to prioritize opportunities where the issuer may place greater emphasis on certain non-economic characteristics, such as certainty of scaled capital, creative financing solutions, an ability to understand complexity of capital structure or business risk, and/or confidentiality of operating and financial performance. HPS believes that when facing these characteristics, we have a competitive edge over certain syndicated financing solutions or other competitive alternative credit investment platforms (both of which typically have a lower cost of capital). This rigorous selection process helps the Investment Team focus on situations where the Adviser believes we have a competitive edge to capitalize on an investment opportunity.

[21]

As of December 31, 2023, based on the total face value committed across HPS Private Credit strategies, including Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending. For illustrative purposes only. Additional information on HPS’s Private Credit portfolio can be provided on request.

•

Fundamental Analysis and Due Diligence. The Investment Team’s approach to investment selection is anchored around seeking to conduct robust upfront due diligence. The Investment Team’s due diligence and risk management processes seek to utilize and benefit from the substantial resources within HPS, as well as the Investment Team’s extensive relationships with management teams, industry experts, consultants, and outside advisors. In addition, the Investment Team seeks to employ a comprehensive investment review, which may include in-depth due diligence and full credit analysis on transaction drivers, investment thesis, review of business, industry and borrower risks and mitigants, undertaking a competitive analysis, management calls/meetings, reviewing and performing financial analysis of historical results, preparing detailed models with financial forecasts, examining legal structure/terms/collateral, performing relative value analysis, employing external consultants and/ or other considerations that the Investment Team deems appropriate.

•

Structuring and Negotiating Downside Protection Mechanisms. From an investment process perspective, the Investment Team spends a significant amount of time and resources on structuring prior to committing to an investment, integrating both business-specific due diligence and risk findings into the overall structure and covenants of a particular transaction. HPS believes that the upfront structuring of these mechanisms is critical to providing the Adviser with the tools needed to manage underperforming investments while seeking to preserve principal.

•

Ongoing Monitoring Process. The Investment Team seeks to actively monitor the activities and the financial condition of portfolio companies, including through meetings with management and/or access to monthly or quarterly operating and financial information. In select instances (often related to junior capital investments), HPS may also seek positions on or observation rights of the board of directors of portfolio companies. Taken together, this monitoring is designed to allow the Adviser to better evaluate investments’ performance versus plan and attempt to address any underperforming investments proactively. Once potential underperformance has been identified, the Investment Team generally seeks to proactively work with the company’s management team and/or equity owner to better understand the issue and, where possible, to identify the best path to address the issues driving underperformance. In most instances, the Team believes that this proactive approach will assist in mitigating the potential impact of underperformance, particularly in the case of the Fund’s junior capital investments.

•

Team Consistency and Disciplined Approach. HPS generally seeks to employ a “cradle to grave” approach with respect to its investments such that the Investment Team is responsible for sourcing the investment, investment due diligence, structuring, and monitoring the investment until the investment is exited. HPS believes that this is a distinctive approach that can lead to (i) greater connectivity between HPS and a borrower’s management team, (ii) enhanced access to the borrower details and (iii) increased accountability to help reduce the inherent risk of knowledge loss in circumstances where the sourcing, diligence and monitoring roles are fragmented.

By adhering to the platform’s core principles of rigorous fundamental analysis, significant due diligence and active risk management, the Investment Team seeks to build an investment portfolio that it believes will generate an attractive risk-adjusted return profile.

Q:	How are investments allocated to the Fund?

A:

The Adviser and/or HPS provide investment management services to business development companies, investment funds, client accounts and proprietary accounts that HPS and/or the Adviser may establish. The Adviser shares any investment and sale opportunities with its and HPS’s other clients and us in accordance with applicable law, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), firm-wide allocation policies (any such policy that covers the Adviser and HPS, a “firm-wide” policy), and an exemptive order from the SEC permitting co-investment activities (as further described below), which generally provide for sharing eligible investments pro rata among the eligible participating funds and accounts, subject to certain allocation factors.

As a BDC regulated under the 1940 Act, the Fund will be subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our Board will establish objective criteria (the “Board Established Criteria”) clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private funds sponsored or managed by the Adviser, HPS or their affiliates that target similar assets. If an investment falls within the Board Established Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (e.g., based on investment strategy). The co-investment would generally be allocated to us, the Adviser’s other clients and the funds managed by HPS or its affiliates that target similar assets pro rata based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Q:	Does the Fund use leverage?

A:

We intend to use leverage to seek to enhance our returns. Our leverage levels will vary over time in response to general market conditions, the size and composition of our investment portfolio and the views of our Adviser and Board. We expect that our debt to equity ratio will generally range between 0.5x and 1.0x. While our leverage employed may be greater or less than these levels from time to time, including until such time that we have raised substantial proceeds in this offering and acquired a diversified portfolio of investments, we are subject to the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage may take the form of revolving or term loans from financial institutions, secured or unsecured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing borrowings and market outlook.

The use of leverage magnifies returns, including losses. See “Risk Factors.”

Q:	What is a BDC?

A:

Congress created the business development company, or BDC, through the Small Business Investment Incentive Act of 1980 to facilitate capital investment in small and middle market companies. Closed-end investment companies organized in the U.S. that elect to be treated as BDCs under the 1940 Act are subject to specific provisions of the law, most notably that at least 70% of their total assets must be “qualifying assets”. Qualifying assets are generally defined as privately offered debt or equity securities of U.S. private companies or U.S. publicly traded companies with market capitalizations less than $250 million.

BDCs may be exchange-traded, public non-traded, or private placements. They can be internally or externally managed. BDCs typically elect to be treated as “regulated investment companies” for U.S. tax purposes, which are generally not subject to entity level taxes on distributed income. See “Investment Objective and Strategies— Regulation as a BDC.”

Q:	What is a non-exchange traded, perpetual-life BDC?

A:

A non-exchange traded BDC’s shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs who have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the fund. In contrast, in a perpetual-life BDC structure like ours, we expect to offer common shares continuously at a price equal the monthly NAV per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis, subject to an aggregate cap of 5% of shares outstanding. However, the determination to repurchase shares in any given quarter is fully at the Board’s discretion, so investors may not always have access to liquidity when they desire it. See “Risk Factors.”

Q:	How does an investment in HCAP differ from an investment in a listed BDC or Private BDC with a finite life?

A:	An investment in our common shares of beneficial interest (“Common Shares”) differs from an investment in a listed or exchange traded BDC in several ways, including:

•

Pricing. The value at which our new Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In contrast, shares of listed BDCs are priced by the trading market, which can be influenced by a variety of factors, including many that are not directly related to the underlying value of an entity’s assets and liabilities. The prices of listed BDCs are often higher or lower than the fund’s NAV per share and can be subject to volatility, particularly during periods of market stress.

•

Liquidity. An investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. In contrast, a listed BDC is a liquid investment, as shares can be sold on the exchange at any time the exchange is open.

•

Oversight. Both listed BDCs and non-traded BDCs are subject to the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unlike the offering of a listed BDC, the Fund’s offering will be registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our Second Amended and Restated Declaration of Trust (as amended or restated from time to time, the “Declaration of Trust”) limits the fees we can pay to the Adviser.

A listed BDC is subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board, Audit Committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so.

An investment in our Common Shares differs from an investment in a BDC offered through private placement in several ways, including:

•

Eligible Investors. Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. While the standard varies by state, it generally requires that a potential investor has either (i) both net worth and annual net income of $70,000, or (ii) net worth of at least $250,000 (for this purpose, net worth does not include an investor’s home, home furnishings and personal automobiles). In contrast, privately placed BDCs are generally only sold to investors that qualify as either an “accredited investor” as defined under Regulation D under the Securities Act, or as a “qualified purchaser” as defined under the 1940 Act.

•

Investment funding. Purchases of our Common Shares must be fully funded at the time of subscription. In contrast, investors may be required to make an upfront commitment in the context of a privately placed BDC and their capital is subsequently called over time as investments are made.

•

Investment period. We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also regularly utilize dividend reinvestments made with capital from existing investors or repayments of investment principal to make new investments. In contrast, privately placed BDCs often have a finite offering period and an associated designated time period for investment. In addition, many privately placed BDCs have either a finite life or time period by which a liquidity event must occur or fund operations must be wound down, which may limit the ability of the fund to recycle investments.

Q:	For whom may an investment in the Fund be appropriate?

A:	An investment in our shares may be appropriate for you if you:

•

meet the minimum suitability requirements described under “Suitability Standards” above, which generally require that a potential investor has either (i) both net worth and annual net income of $70,000 or (ii) net worth of at least $250,000;

•	seek to allocate a portion of your financial assets to a direct investment vehicle with a total return-oriented portfolio of primarily U.S. credit investments;

•	seek to obtain the potential benefit of long-term capital appreciation while also receiving some level of current income through regular distribution payments; and

•	can hold your shares as a long-term investment without the need for near-term or rapid liquidity.

We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter. See “Share Repurchase Program.”

Q:	Is HPS investing in the Fund?

A:	Yes, affiliates and employees of HPS plan to invest approximately $25 million in our Common Shares, a portion of which may be acquired via share exchange in connection with the Merger.

Q:	Is there any minimum investment required?

A:

Yes, to purchase Class S or Class D shares in this offering, you must make a minimum initial investment in our Common Shares of $10,000. To purchase Class I shares in this offering, you must make a minimum initial investment of $1,000,000, unless waived or reduced by the Managing Dealer. The Managing Dealer waives or reduces to $10,000 or less Class I investment minimums for certain categories of investors. See “Plan of Distribution.” All subsequent purchases of Class S, Class D or Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

Q:	How is the Fund’s value established?

A:	Our NAV will be determined based on the value of our assets less the carrying value of our liabilities, including accrued fees and expenses, as of any date of determination.

The Adviser, as the Fund’s valuation designee pursuant to Rule 2a-5 under the 1940 Act, subject to the Board’s oversight, is responsible for the determination of the fair value of each of our investments and the NAV per share of each of our outstanding classes of shares. Investments for which market quotations are readily available will typically be valued at those market quotations. We will utilize several factors, including source and number of quotations, to validate that the market quotations are representative of fair value. Investments that are not publicly traded or for which market prices are not readily available will be valued based on the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board to review our investments. The Adviser and independent valuation firms will use a variety of approaches to establish the fair value these investments in good faith. The approaches used will generally include an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions to establish the enterprise value and will also consider recent transaction prices and other factors in the valuation. Independent valuation firms retained by the Fund prepare quarter-end valuations of each investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser.

The NAV per share of a class of our outstanding Common Shares is determined by dividing the NAV of that share class by the total number of Common Shares outstanding in that class as of the date of determination. The NAV per share of each share class may vary due to, among other things, differences in the amount of servicing fees carried by each class and the number of Common Shares outstanding in each class. See “Determination of Net Asset Value.”

Q:	How can I purchase shares?

A:

Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first Business Day of each Subscription Period (as defined below) (the “Subscription Date”). A subscription must be received in good order at least five Business Days prior to the Subscription Date (currently the first Business Day of the month), unless waived by the Managing Dealer, and include the full subscription funding amount to be accepted. The Fund expects that it will accept subscriptions on the same Subscription Frequency (as defined below) as that used by the Private BDC at the time of the Merger, which may be either on a monthly or quarterly basis (a “Subscription Period”); however, the Fund may, in its sole discretion, determine to accept subscriptions on a more or less frequent basis following the consummation of the Merger (such frequency, the “Subscription Frequency”), and ultimately expects to accept subscriptions on a quarterly basis. The Fund may determine to change the Subscription Frequency sooner or later, or not at all.

As a result, a shareholder will not know our NAV per share applicable on the effective date of the share purchase, or Subscription Date, which is typically expected to be the first Business Day of the applicable month or quarter, depending on Subscription Frequency. However, the NAV per share applicable to a purchase of shares will generally be available within 20 Business Days after the Subscription Date. At that time, the actual number of shares purchased based on the shareholder’s subscription amount will be determined, and the shares will be credited to the shareholder’s account as of the Subscription Date. Notice of each share transaction, together with information relevant for personal and tax records, will be furnished to shareholders (or their financial representatives) as soon as practicable, but no later than seven Business Days after our NAV is determined.

Investors, in determining which class of shares to purchase, should consider any ongoing account-based fees payable to outside financial service providers that may apply to shares held in fee-based accounts, as well as the total length of time that the investor will hold the shares. See “How to Subscribe” for more details.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two Business Days before the Subscription Date.

Q:	Can I withdraw a subscription to purchase shares once I have made it?

A:

Yes, you may withdraw a subscription after submission at any time before we have accepted the subscription. If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and the related funds, without interest or deduction, within ten Business Days after such rejection, cancellation or withdrawal. You may withdraw your purchase request by notifying our transfer agent, SS&C GIDS, Inc., (“SS&C” or the “Plan Administrator”), through your financial intermediary or directly on the toll-free, automated telephone line at 1-844-700-1479 .

Q:	What is the per share purchase price?

A:	The per share purchase price for our Common Shares will be sold at the then-current NAV per share, as described above.

Q:	When is the NAV per share available?

A:

We report our NAV as of the last day of each Subscription Period within 20 Business Days of such date. Because subscriptions must be submitted at least five Business Days prior to the Subscription Date, you will not know the NAV per share at which you will be subscribing at the time you subscribe. For example, if you are subscribing on October 1, your subscription must be submitted at least five Business Days prior to October 1. The purchase price for your shares will be the NAV per share determined as of September 30. The NAV per share as of September 30 will generally be available within 20 Business Days from September 30.

Q:	Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?

A:

Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.

Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Q:	How often will the Fund pay distributions?

A:

We expect to pay regular distributions on a quarterly basis commencing no later than the first full calendar quarter after the consummation of the Merger. Any distributions we make will be at the discretion of our Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our investment company taxable income (as defined by the Code and determined without regard to any deduction for dividends paid).

The per share amount of net distributions on Class S, Class D and Class I shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.

Q:	Can I reinvest distributions in the Fund?

A:

Yes, we have adopted a distribution reinvestment plan whereby shareholders (other than those located in specific states or who are clients of selected participating brokers, as outlined below) will have their cash distributions automatically reinvested in additional shares of the same class of our Common Shares to which the distribution relates unless they elect to receive their distributions in cash. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing shares under our distribution reinvestment plan, but all outstanding Class S and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.

Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares. See “Description of Our Common Shares” and “Distribution Reinvestment Plan.”

Q:	How can I change my distribution reinvestment plan election?

A:

Participants may terminate their participation in the distribution reinvestment plan or shareholders may elect to participate in our distribution reinvestment plan with five Business Days’ prior written notice by contacting our transfer agent, SS&C, at 1055 Broadway, Kansas City, MO 64105.

Q:	How will distributions be taxed?

A:

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, for taxation as a RIC under the Code. A RIC is generally not subject to U.S. federal corporate income taxes on the net taxable income that it currently distributes to its shareholders.

Distributions of ordinary income and of net short-term capital gains, if any, will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by us will generally not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to our distribution reinvestment plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to our distribution reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

Because each investor’s tax position is different, you should consult with your tax advisor on the tax consequences to you of investing in the Fund. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	Can I sell, transfer or otherwise liquidate my shares post purchase?

A:

The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our shares on a national securities exchange, and do not expect a public market to develop for our shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We intend to conduct quarterly share repurchase offers in accordance with the 1940 Act to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.

Because of the lack of a trading market for our shares, you may not be able to sell your shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Our Common Shares are freely transferable to all other eligible investors, except where a transfer is restricted by federal and state securities laws or by contract, or in circumstances where the Adviser deems it in the best interests of the Fund to restrict a transfer. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.

Q:	Can I request that my shares be repurchased?

A:

Yes, you can request that your shares be repurchased subject to the following limitations. Beginning no later than the first full calendar quarter following the consummation of the Merger, and at the discretion of our Board, we intend to commence a share repurchase program in which we intend to conduct quarterly repurchase offers to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable calendar quarter, except that shares that have not been outstanding for at least one year (or, in the case of shareholders who purchased shares from the Private BDC on April 8, 2024, until at least March 31, 2025) will fall under an Early Repurchase Deduction, meaning that they will be repurchased at 98% of the applicable NAV per share (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. In the case of shares received in exchange as Merger consideration, the initial date of the holding period shall be deemed to be the Subscription Date associated with the purchase of shares in the Private BDC. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Most of our assets consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What fees do you pay to the Adviser?

A:

Pursuant to the Investment Advisory Agreement, the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee.

•

The management fee is payable quarterly in arrears at an annual rate of 1.25% of the value of the Fund’s net assets as of the first calendar day of the applicable quarter, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter. For purposes of the Investment Advisory Agreement, net assets means the Fund’s total assets less the carrying value of liabilities, determined in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The payment and calculation of the management fee will be pro-rated for any period of less than three months. For the first calendar quarter in which the Merger is consummated, net assets will initially be measured as the beginning net assets as of the date on which the Merger is consummated.

•	The incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. as follows:

•

The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 15.0% of its Pre-Incentive Fee Net Investment Income Returns (as defined below), attributable to each class of the Fund’s Common Shares, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, for each calendar quarter subject to a 6.0% annualized hurdle rate, with a catch-up provisions.

•

“Pre-Incentive Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the quarter, minus operating expenses for the quarter (including the management fee, taxes, any expenses payable under the Investment Advisory Agreement and an Administration Agreement with the Administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

•

The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 15.0% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP. See “Advisory Agreement and Administrative Agreement.”

Q:	How will I be kept up to date about how my investment is doing?

A:	We and/or your financial advisor, participating broker or financial intermediary, as applicable, will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports and an annual report;

•	quarterly investor statements;

•

in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S; and

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs).

Depending on legal requirements, we may post this information on our website, www.hcapbdc.com, when available, or the Fund may provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov. Our NAV per share will be posted on our website promptly after it has become available (in all cases prior to the twentieth Business Day of the month following the end of the Subscription Period).

Q:	What is a regulated investment company, or RIC?

A:	We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (a “RIC”) under the Code.

In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•

is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	What type of tax reporting will I receive on the Fund, and when will I receive it?

A:

As promptly as possible after the end of each calendar year, we intend to send to each of our U.S. shareholders an annual IRS Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S.

Q:	What are the tax implications for non-U.S. investors in the Fund?

A:

Because we are a corporation for U.S. federal income tax purposes, a non-U.S. investor in the Fund will generally not be treated as engaged in a trade or business in the U.S. solely as a result of investing in the Fund, unless the Fund is treated as a “United States real property holding corporation” for U.S. federal income tax purposes. Although there can be no assurance in this regard, we do not currently expect to be a United States real property holding corporation for U.S. federal income tax purposes.

Subject to the exceptions described below, dividends paid to a non-U.S. investor in the Fund will generally be subject to a U.S. tax of 30% (or lower treaty rate), which will generally be withheld from such dividends. However, dividends paid by the Fund that are “interest-related dividends”, “capital gain dividends” or “short-term capital gain dividends” will generally be exempt from such withholding tax to the extent we properly report such dividends to shareholders. For these purposes, interest-related dividends, capital gain dividends and short-term capital gain dividends generally represent distributions of certain U.S.-source interest or capital gains that would not have been subject to U.S. federal withholding tax at source if received directly by a non-U.S. investor, and that satisfy certain other requirements. Notwithstanding the above, the Fund may be required to withhold from dividends that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the non-U.S. investor certifies its status under penalties of perjury or otherwise establishes an exemption.

A non-U.S. investor is generally exempt from U.S. federal income tax on capital gain dividends and any gains realized upon the sale or exchange of shares in the Fund.

This section assumes that income from the Fund is not “effectively connected” with a U.S. trade or business carried on by a non-U.S. investor. Non-U.S. investors, and in particular, non-U.S. investors who are engaged in a U.S. trade or business, should consult with their tax advisors on the consequences to them of investing in the Fund. See “Certain U.S. Federal Income Tax Considerations.”

Q:	What are the tax implications for non-taxable U.S. investors in the Fund?

A:

Because we are a corporation for U.S. federal income tax purposes, U.S. tax-exempt investors in the Fund will generally not derive “unrelated business taxable income” for U.S. federal income tax purposes (“UBTI”) solely as a result of their investment in the Fund. A U.S. tax-exempt investor, however, may derive UBTI from its investment in the Fund if the investor incurs indebtedness in connection with its purchase of shares in the Fund. Tax-exempt investors should consult their tax advisors with respect to the consequences of investing in the Fund.

Q:	What is the difference between the three classes of Common Shares being offered?

A:

We are offering to the public three classes of Common Shares—Class S shares, Class D shares, and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, with Class S shares and Class D shares subject to ongoing and shareholder servicing and/or distribution fee of 0.85% and 0.25%, respectively, and Class I shares not subject to a shareholder servicing and/or distribution fee. In addition, although no upfront sales loads will be paid with respect to Class S shares, Class D shares, or Class I shares, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class I shares. See “Description of Our Common Shares” and “Plan of Distribution” in this prospectus for a discussion of the differences between our Class S, Class D and Class I shares.

Assuming a constant NAV per share of $25.00, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate NAV of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0

Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

If you are eligible to purchase all three classes of shares, you should be aware that Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

Q:	Are there ERISA considerations in connection with investing in the Fund?

A:

We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under the ERISA, and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, generally, we intend to take one of the following approaches: (1) in the event that each class of Common Shares is considered a “publicly-offered security” within the meaning of the Plan Asset Regulations (“Publicly-Offered Security”), we will not limit “benefit plan investors” from investing in the Common Shares, and (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit “benefit plan investors” from owning any class that does not constitute a Publicly-Offered Security.

In addition, each prospective investor that is, or is acting on behalf of any (i) “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, (ii) “plan” as defined in Section 4975 of the Code (including, without limitation, an individual retirement account and a “Keogh” plan) to which Section 4975 of the Code applies, (iii) plan, fund, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility and/or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, and (iv) entity whose underlying assets are considered to constitute the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, and applicable similar laws, and the facts and circumstances of each investing Plan.

Prospective investors should carefully review the matters discussed under “Risk Factors” and “Certain ERISA Considerations” and should consult with their own legal and financial advisors as to the consequences of making an investment in the Fund.

Q:	What is the role of the Fund’s Board of Trustees?

A:

We operate under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. We have seven Trustees, four of whom have been determined to be independent of us, the Adviser and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process for the Fund. The names and biographical information of our Trustees are provided under “Management of the Fund – Trustees and Executive Officers.”

Q:	Are there any risks involved in buying your shares?

A:

Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

Risks Related to Our Business and Structure

•	We are a new company and have no operating history.

•	We cannot guarantee that we will be able to replicate the historical results achieved by other HPS products of HPS or the Adviser.

•	Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Risks Related to Our Investments

•	Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

•	As of the date hereof, except as described below with respect to the investments that have been made by the Private BDC, none of the Fund’s investments have been identified, committed to, settled or traded and there are risks associated with such unspecified transactions, including, but not limited to, there being no assurance of investment returns related to our investments.

•	Price declines in the medium-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.

Risks Related to the Adviser and Its Affiliates; Conflicts of Interest

•

The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

•	We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•	There may be conflicts of interest related to HPS and the Adviser’s allocation of investment opportunities.

Risks Related to Business Development Companies

•

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

•	Failure to maintain our status as a BDC would reduce our operating flexibility.

•

Regulations governing our operating as a BDC and as a RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative impact on our growth.

Risks Related to Debt Financing

•	When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•	Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.

•	We may default under our credit facilities.

•	Provisions in a credit facility may limit our investment discretion.

Federal Income Tax Risks

•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

•	We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

•	Some of our investments may be subject to corporate-level income tax.

Risks Relating to an Investment in the Common Shares

•

If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we may make, our expenses may be higher relative to our total assets, and the value of your investment in us may be reduced in the event our assets under-perform.

•	We may have difficulty sourcing investment opportunities.

Q:	Do you currently own any investments?

A:

No. However, prior to the commencement of this offering, we expect to acquire all of the assets and liabilities of the Private BDC in connection with the Merger. As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. For additional information related to our Merger and the Private BDC’s total assets and portfolio investments, see “The Merger.”

Q:	What is a “best efforts” offering?

A:

Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Managing Dealer and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:

We have registered a total of $4,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	What are the offering and servicing costs?

A:

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class I shares. Please consult your selling agent for additional information.

Subject to FINRA limitations on underwriting compensation, we pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, and (b) for Class D shares, a shareholder servicing fee and/or distribution equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable on a quarterly basis in arrears based on the NAV as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period. No shareholder servicing and/or distribution fees are paid with respect to the Class I shares. The shareholder servicing and/or distribution fees are payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through the date of the Merger. On such date, the Fund will become obligated to reimburse the Adviser for such advanced expenses and will be paid pursuant to the Expense Support and Conditional Reimbursement Agreement. After such date, the Fund will bear all such expenses, subject to the Expense Support and Conditional Reimbursement Agreement. Similarly, the Adviser has advanced such organization and offering expenses on behalf of the Private BDC. See “Plan of Distribution” and “Expense Support and Conditional Reimbursement Agreement.”

Q:	What are our expected operating expenses?

A:

We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including professional fees, trustee fees, administration fees, and other general and administrative expenses (including our allocable portion of compensation (including salaries, bonuses and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement). See “Fees and Expenses.”

Q:	Who administers the Fund?

A:

The Administrator provides or oversees the performance of administrative and compliance services. We reimburse the Administrator for its costs, expenses and our allocable portion of compensation (including salaries, bonuses and benefits) of the Administrator’s personnel and the Administrator’s overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement. See “Investment Advisory Agreement and Administration Agreement—Administration Agreement.”

Q:	What are our policies related to conflicts of interests with the Adviser and its affiliates?

A:

The Adviser and its affiliates are subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide for us. These conflicts arise primarily from the involvement of the Adviser and HPS in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•

Conflicts of Interest Generally. In the ordinary course of its business activities, HPS will engage in activities where the interests of certain of its own interests or the interests of its clients will conflict with the interests of the shareholders in the Fund. Other present and future activities of the Firm will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the 1940 Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund. Investors should be aware that conflicts will not necessarily be resolved in favor of the Fund’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act, including Section 57(f), and the Advisers Act. The Fund may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and any applicable co-investment order from the SEC. Subject to the limitations of the 1940 Act, the Fund may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other HPS funds and accounts.

•

Relationship Among the Fund, the Adviser and the Investment Team. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. For example, the incentive fee creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation.

HPS or its affiliates, principals or employees (the “Affiliated Group”) will invest for their own accounts and manage accounts for other individuals or entities, including entities in which the Affiliated Group or its trustees or employees may hold an interest, either directly in managed accounts or indirectly through investments in private investment entities. Any of such accounts will pay different fees, invest with leverage or utilize different investment strategies than the Fund. In addition, the Fund may enter into transactions with such accounts, and the Affiliated Group may invest in the same securities and instruments on behalf of such accounts that the Fund invests in, in each case to the extent permitted by the 1940 Act. The Affiliated Group or its personnel will have income or other incentives to favor such accounts.

•

Co-Investment Transactions. The Fund intends to rely on an exemptive order from the SEC that permits it to co-invest with certain other persons, including certain affiliated accounts managed and controlled by the Adviser. Subject to the 1940 Act and the conditions of any such co-investment order issued by the SEC, the Fund may, under certain circumstances, co-invest with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co-invest in the same securities, conflicts of interest may still arise. If the Adviser is presented with co-investment opportunities that generally fall within the Fund’s investment objective and other Board-established criteria and those of one or more affiliated accounts advised by the Adviser, whether focused on a debt strategy or otherwise, the Adviser will allocate such opportunities among the Fund and such affiliated accounts in a manner consistent with the exemptive order and the Adviser’s allocation policies and procedures. There is no assurance that the co-investment exemptive order will be granted by the SEC.

To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co-investments, the Fund and HPS or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by HPS or an affiliated account, the Adviser may be presented with decisions when the interests of the two co-investors are in conflict. See “Risk Factors—The Fund is Subject to Risks Relating to Allocation of Investment Opportunities and Related Conflicts.”

•

Competition Among the Accounts Sponsored or Managed by the Adviser and Its Affiliates. The Affiliated Group is actively engaged in advisory and management services for multiple collective investment vehicles and managed accounts (each, an “Affiliated Group Account” and together, the “Affiliated Group Accounts”). The Affiliated Group expects to sponsor or manage additional collective investment vehicles and managed accounts in the future. The Affiliated Group may employ the same or different investment strategies for the various Affiliated Group Accounts it manages or otherwise advises.

Conflicts could arise after the Affiliated Group Account, on the one hand, and the Fund, on the other hand, make investments in the same issuer with respect to the issuer’s strategy, growth and financing alternatives and with respect to the manner and timing of the Fund’s exit from the investment compared to the Affiliated Group Account’s exit. The Affiliated Group Accounts may make decisions that are more beneficial to themselves than to the Fund. Further, investments may benefit one or more of the Affiliated Group Accounts disproportionately to their benefit to the Fund. Conversely, the interests of one or more of the Affiliated Group Accounts in one or more investments may, in the future, be adverse to that of the Fund, and the Adviser may be incentivized not to undertake certain actions on behalf of the Fund in connection with such investments, including the exercise of certain rights the Fund may have, in view of the investment by the Affiliated Group in such investments.

In addition, subject to applicable law, the Affiliated Group and one or more Affiliated Group Accounts (including the Fund), expect to invest, from time to time, in different instruments or classes of securities of the same issuer, including where the Fund and/or any Affiliated Group Account control the majority of such instrument or class of securities. In these circumstances, actions taken on behalf of the Fund may be adverse to the strategic investment partners family of funds, and vice versa, creating a conflict of interest for the Adviser. In addition, if an Affiliated Group Account holds voting securities (for example, equity) of an issuer in which the Fund holds non-voting securities (for example, secured debt) of such issuer, the Adviser, acting on behalf of such Affiliated Group Account may vote on certain matters in a manner that has an adverse effect on the positions held by the Fund (e.g., regarding whether an Affiliated Group Account agrees to waive certain covenants or make certain amendments). Conversely, if the Fund holds voting securities of an issuer, the Adviser’s vote on behalf of the Fund on a matter may end up benefiting Affiliated Group Accounts and harming the Fund, especially with the benefit of hindsight (e.g., if the Fund agrees to certain covenants, waivers or amendments, but the issuer and the Fund’s investment in such issuer end up getting further impaired).

For the foregoing reasons, among others, the Affiliated Group and its portfolio managers, including the Investment Team, are generally expected to have a conflict of interest between acting in the best interests of the Fund and such other Affiliated Group Accounts. HPS has developed policies and procedures that provide that it will allocate investment opportunities and make purchase and sale decisions among the Fund and its other clients in a manner that it considers, in its discretion and consistent with its fiduciary obligation to its clients, to be reasonable. Future investment activities by HPS on behalf of other clients may give rise to additional conflicts of interest and demands on HPS’s time and resources

See “Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	What is the impact of being an “emerging growth company”?

A:

We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company.

Q:	What is the Merger?

A:

Prior to the commencement of this offering, we expect to merge with an affiliated privately offered, business development company, the Private BDC, which has the same investment adviser, substantially the same investment objectives and policies as us and the same management and advisory fees as us. The Merger will be structured as a NAV-for-NAV merger in which each holder of the Private BDC’s common shares will receive as merger consideration the right to receive Common Shares with an equal NAV. Neither the Fund’s nor the Private BDC’s charter documents require shareholder approval of the Merger. Further, no shareholder vote to approve the Merger is required by Rule 17a-8 under the 1940 Act because (1) there are no material differences between the investment advisory agreement for the Private BDC and our investment advisory agreement; (2) the majority of our Independent Trustees consists of the Independent Trustees of the Private BDC; (3) no policy of the Private BDC that could not be changed without a shareholder vote is materially different from a policy that we have; and (4) the shareholder servicing and/or distribution fees authorized to be paid by Class D Shares of the Fund pursuant to the Fund’s plan adopted in accordance with Rule 12b-1 are no greater than the shareholder servicing and/or distribution fees authorized to be paid by the Private BDC. As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. For additional information related to our Merger and the Private BDC’s total assets and portfolio investments, see “The Merger.”

Q:	Will this offering commence prior to the Merger?

A:	No, we do not intend to commence the offering prior to the Merger.

Q;	What happens to the Fund if the Merger does not occur?

A:	If the Merger does not occur and no shares have been purchased in this offering, the Board’s current intent is to begin to wind down and/or liquidate and dissolve the Fund in an orderly manner

Q:	Who can help answer my questions?

A:

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial advisor or our transfer agent at SS&C GIDS, Inc., 1055 Broadway Kansas City, MO 64105 or at 1-844-700-1479.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown, including to the extent any other expenses are borne by the Adviser.

	Class S Shares	Class D Shares	Class I Shares
Shareholder transaction expense (fees paid directly from your investment)
Maximum sales load(1)	0%	0%	0%
Maximum Early Repurchase Deduction(2)	2.0%	2.0%	2.0%
Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	0.00%	0.00%	0.00%
Shareholder servicing and / or distribution fees(6)	0.85%	0.25%	0.00%
Interest payment on borrowed funds(7)	7.03%	7.03%	7.03%
Other expenses (pre-support)(8)	0.68%	0.68%	0.68%
Total annual expenses (pre-support)	9.81%	9.21%	8.96%

(1)

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class I shares. Please consult your selling agent for additional information.

(2)

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable calendar quarter, except that shares that have not been outstanding for at least one year (or, in the case of shareholders who purchased shares from the Private BDC on April 8, 2024, until at least March 31, 2025) will fall under the Early Repurchase Deduction. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. In the case of shares received in exchange as Merger consideration, the initial date of the holding period shall be deemed to be the Subscription Date associated with the purchase of shares in the Private BDC. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)	Weighted average net assets is assumed to be $1,380 million for purposes of the expense ratio computation.
(4)

The base management fee paid to our Adviser is calculated at an annual rate of 1.25% of the value of our net assets as of the first calendar day of the applicable quarter, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter.

(5)	We may have capital gains and investment income that could result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:

•

The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 15% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 6.0% annualized hurdle rate, with a catch-up.

•

The second part of the incentive is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 15.0% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. We expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 6.0% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 6.0% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.90% of our net assets would be payable. See “Investment Advisory Agreement and Administration Agreement” for more information concerning the incentive fees.

(6)

Subject to FINRA limitations on underwriting compensation, we also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable on a quarterly basis in arrears based on the NAV as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity other than in connection with the Merger, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

(7)

We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 0.78x of our estimated average net assets, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees on the amount borrowed is 9.0%. Our ability to incur leverage depends, in large part, the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.

(8)

“Other expenses” include accounting, legal and auditing fees, custodian and transfer agent fees, reimbursement of expenses to our Administrator, organization and offering expenses, insurance costs and fees payable to our Trustees, as discussed in “Investment Advisory Agreement and Administration Agreement.” The amount presented in the table estimates the amounts we expect to pay during the initial 12-month period of the offering prior to any expense support, as described below.

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. This example assumes a return level that does not result in the payment of any incentive fees on a net return comprised solely of investment income, but does reflect payment of incentive fees assuming a net return comprised solely of realized capital gains. In calculating the following expense amounts, we have assumed that: (1) that our annual operating expenses (except for incentive fees) and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses, (2) that the annual return after management fees and other expenses, and with no incentive fees, is 5.0%, (3) that the net return is distributed to shareholders net of the shareholder servicing and/or distributions fees and such amount is reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.

Class S shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$98	$280	$445	$794
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of realized capital gains:	$104	$296	$468	$822

Class D shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$92	$265	$423	$765
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of realized capital gains:	$98	$281	$446	$795

Class I shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$90	$258	$414	$752
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of realized capital gains:	$96	$274	$437	$783

While the examples assume a 5.0% annual return on investment after management fees and expenses, but before incentive fees, our performance will vary and may result in an annual return that is greater or less than this. These examples should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Investment Advisory Agreement and Administration Agreement” for information concerning incentive fees.

We have entered into the Expense Support and Conditional Reimbursement Agreement with the Adviser. Pursuant to the Expense Support and Conditional Reimbursement Agreement, the Adviser may elect to pay certain expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. The Adviser will be entitled to reimbursement of an Expense Payment from us if Available Operating Funds (as defined below under “Expense Support and Conditional Reimbursement Agreement”) exceed the cumulative distributions accrued to the Fund’s shareholders, among other conditions. See “Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support and Conditional Reimbursement Agreement. Because the Adviser’s obligation to make Expense Payments is voluntary, the table above does not reflect the impact of any Expense Payments from the Adviser.

RISK FACTORS

Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face, but do represent all known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.

Risks Relating to an Investment in the Fund

The Fund Has No Operating History. The Fund is a non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC with no operating history. Prior to the commencement of this offering, we expect to merge with the Private BDC, which began operations on April 8, 2024. As a result, prospective investors have a limited track record or history on which to base their investment decision. There can be no assurance that the results achieved by similar strategies managed by HPS or its affiliates will be achieved for the Fund. The Fund’s operating results, and in turn the performance of the Fund, will depend in part upon the availability of suitable investments and the performance of its investments. Although potential investments of the Fund may have been identified, not all of those investments may close, and those that close may not be representative of future investments made by the Fund. There can be no assurance that any similar investment opportunities will be available or pursued by the Fund in the future. Past performance should not be relied upon as an indication of future results. Moreover, the Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve its investment objective and that the value of a shareholder’s investment could decline substantially or that the shareholder will suffer a complete loss of its investment in the Fund.

The Adviser and the members of the Investment Team have limited experience managing a BDC, and the investment philosophy and techniques used by the Adviser to manage the Fund may differ from the investment philosophy and techniques previously employed by the Adviser, its affiliates, and the members of the Investment Team in identifying and managing past investments. In addition, the 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private companies or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment. The Adviser’s and the members of the Investment Team’s limited experience in managing a portfolio of assets under such constraints may hinder their respective ability to take advantage of attractive investment opportunities and, as a result, achieve the Fund’s investment objective.

The Fund May Not Be Able to Meet its Investment Objective. The Adviser cannot provide assurances that it will be able to identify, choose, make or realize investments of the type targeted for the Fund. There is also no guarantee that the Adviser will be able to source attractive investments for the Fund within a reasonable period of time. There can be no assurance that the Fund will be able to generate returns for the shareholders or that returns will be commensurate with the risks of the investments. The Fund may not be able to achieve its investment objective and shareholders may lose some or all of their invested capital. The failure by the Fund to obtain indebtedness on favorable terms or in the desired amount will adversely affect the returns realized by the Fund and impair the Fund’s ability to achieve its investment objective.

The Fund is Dependent on the Investment Team. The success of the Fund depends in substantial part on the skill and expertise of the Investment Team. Although the Adviser believes the success of the Fund is not dependent upon any particular individual, there can be no assurance that the members of the Investment Team will continue to be affiliated with the Adviser and/or HPS throughout the life of the Fund or will continue to be available to manage the Fund. The unavailability of members of the Investment Team to manage the Fund’s investment program could have a material adverse effect on the Fund.

An Investment in the Fund is Illiquid and There are Restrictions on Withdrawal. An investment in the Fund is suitable only for certain sophisticated investors that have no need for immediate liquidity in respect of their investment and who can accept the risks associated with investing in illiquid investments.

Our Common Shares are illiquid investments for which there is not and will likely not be a secondary market. Liquidity for our Common Shares will be limited to participation in our share repurchase program, which we have no obligation to maintain. When we make quarterly repurchase offers pursuant to the share repurchase program, we will offer to repurchase Common Shares at a price that is estimated to be equal to our NAV per share on the last day of such quarter, which may be lower than the price that you paid for our Common Shares. As a result, to the extent you have the ability to sell your Common Shares pursuant to our share repurchase program, the price at which you may sell Common Shares may be lower than the amount you paid in connection with the purchase of Common Shares in the offering.

Shareholders Have No Right to Control the Fund’s Operations. The Fund is managed exclusively by the Adviser. Shareholders will not make decisions with respect to the management, disposition or other realization of any investment, the day-to-day operations of the Fund, or any other decisions regarding the Fund’s business and affairs, except for limited circumstances. Specifically, shareholders will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding investments by the Fund or receive any financial information issued directly by the portfolio companies that is available to the Adviser. Shareholders should expect to rely solely on the ability of the Adviser with respect to the Fund’s operations.

The Fund’s Assets are Subject to Recourse. The assets of the Fund, including any investments made by and any capital held by the Fund are available to satisfy all liabilities and other obligations of the Fund, as applicable. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and may not be limited to any particular asset, such as the investment giving rise to the liability.

The Fund Borrows Money, Which Magnifies the Potential for Gain or Loss on Amounts and May Increase the Risk of Investing With Us. Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. In the future, we may borrow from, or issue additional senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. Lenders and holders of such senior securities have fixed dollar claims on our consolidated assets that are superior to the claims of our shareholders. If the value of our consolidated assets increases, then leveraging would cause the net asset value per share of our Common Shares to increase more sharply than it would have had we not incurred leverage.

Conversely, if the value of our consolidated assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not incurred leverage. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would had we not incurred leverage, while any decrease in our consolidated income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distribution payments on our Common Shares. There can be no assurance that a leveraging strategy will be successful.

Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our Adviser’s and our Board’s assessments of market and other factors at the time of any proposed borrowing. We are currently allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).

Credit facilities, unsecured notes and debt securitization issuances impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions. A failure to renew credit facilities or to add new or replacement debt facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

There Can be No Assurance the Fund Will be Able to Obtain Leverage. The Fund will seek to regularly employ a significant amount of direct or indirect leverage in a variety of forms through borrowings, derivatives and other financial instruments as part of its investment program. However, there can be no assurance that the Fund will be able to obtain indebtedness at all or to the desired degree or that indebtedness will be accessible by the Fund at any time or in connection with any particular investment. If indebtedness is available to the Fund, there can be no assurance that such indebtedness will be available in the desired amount or on terms favorable to the Fund and/or terms comparable to terms obtained by competitors. The terms of any indebtedness are expected to vary based on the counterparty, timing, size, market interest rates, other fees and costs, duration, advance rates, eligible investments, and the ability to borrow in currencies other than the U.S. dollar. Moreover, market conditions or other factors may cause or permit the amount of leverage employed by the Fund to fluctuate over the Fund’s life. Furthermore, the Fund may seek to obtain indebtedness on an investment-by-investment basis, and leverage may not be available or may be available on less desirable terms in connection with particular investments. The instruments and borrowing utilized by the Fund to leverage its investments may be collateralized by other assets of the Fund.

It is expected that the Fund will directly or indirectly incur indebtedness collateralized by the Fund’s assets. As a BDC, with certain limited exceptions, the Fund will only be permitted to borrow amounts such that the Fund’s asset coverage ratio, as defined in the 1940 Act, equals at least 150% (equivalent to $2 of debt outstanding for each $1 of equity) after such borrowing. If the Fund is unable to obtain and maintain the desired amount of borrowings on favorable terms, the Adviser may seek to realize the Fund’s investments earlier than originally expected.

The Fund is Subject to Risks Relating to the Availability of Asset-Based Leverage. The Fund is expected to utilize asset-based leverage (i.e., financing secured by the specific asset being acquired) in acquiring investments on a deal-by-deal basis. However, there can be no assurance that the Fund will be able to obtain indebtedness with respect to any particular investment. If indebtedness is available in connection with a particular investment, there can be no assurance that such indebtedness will be on terms favorable to the Fund and/or terms comparable to terms obtained by competitors, including with respect to costs, duration, size, advance rates and interest rates. Moreover, market conditions or other factors may cause or permit the amount of leverage employed by the Fund to fluctuate over its life. For example, if leverage is obtained later in the Fund’s life, the Fund may immediately deploy such leverage in order to achieve the desired borrowing ratio, which may involve making distributions of borrowed funds. If the Fund is unable to, or not expected to be able to, obtain indebtedness in connection with a particular investment, the Fund may determine not to make the investment or may invest a different proportion of its available capital in such investment. This may affect the ability of the Fund to make investments, could adversely affect the returns of the Fund and may impair its ability to achieve its investment objective. In addition, the lender may impose certain diversification or other requirements in connection with asset-based leverage, and these restrictions are expected to impact the ability of the Fund to participate in certain investments or the amount of the Fund’s participation in certain investments.

The Fund is Subject to Risks Relating to Use of Leverage. The Fund will seek to employ direct or indirect leverage in a variety of forms, including through borrowings, derivatives, and other financial instruments as part of its investment program, which leverage is expected to be secured by the Fund’s assets. The greater the total leverage of the Fund relative to its assets, the greater the risk of loss and possibility of gain due to changes in the values of its investments. The extent to which the Fund uses leverage may have other significant consequences to shareholders, including, the following: (i) greater fluctuations in the net assets of the Fund; (ii) use of cash flow (including capital contributions) for debt service and related costs and expenses, rather than for additional investments, distributions, or other purposes; (iii) to the extent that the Fund’s cash proceeds are required to meet principal payments, the shareholders may be allocated income (and therefore incur tax liability) in excess of cash available for distribution; (iv) in certain circumstances the Fund may be required to harvest investments prematurely or in unfavorable market conditions to service its debt obligations, and in such circumstances the recovery the Fund receives from such harvests may be significantly diminished as compared to the Fund’s expected return on such investments; (v) limitation on the Fund’s flexibility to make distributions to shareholders or result in the sale of assets that are pledged to secure the indebtedness; (vi) increased interest expense if interest rate levels were to increase significantly; (vii) during the term of any borrowing, the Fund’s returns may be materially reduced by increased costs attributable to regulatory changes; and (viii) banks and dealers that provide financing to the Fund may apply discretionary margin, haircut, financing and collateral valuation policies. Changes by banks and dealers in any of the foregoing may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can also be no assurance that the Fund will have sufficient cash flow or be able to liquidate sufficient assets to meet its debt service obligations. Further, the Fund’s portfolio companies will include companies that incur debt. Such portfolio companies will be subject to the inherent risks of debt, including economic downturns and rising interest rates, which in turn may negatively affect the Fund. As a result, the Fund’s exposure to losses, including a potential loss of principal, as a result of which shareholders could potentially lose all or a portion of their investments in the Fund, may be increased due to the use of leverage and the illiquidity of the investments generally. Similar risks and consequences apply with respect to indebtedness related to a particular asset or portfolio of assets.

To the extent that the Fund enters into multiple financing arrangements, such arrangements may contain cross-default provisions that could magnify the effect of a default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund.

As a BDC, we generally will be required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are Independent Trustees with no material interests in such transactions.

Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the shareholder may be subordinated to such borrowing.

The Fund is Subject to Risks Relating to Seller Financing. The Fund may utilize seller financing (i.e., make investments that are financed, in whole or in part, by the Fund borrowing from the sellers of said investments or their affiliates) and other one-off financing solutions on a case-by-case basis. Providers of seller financing may be motivated to sell a particular asset, and may be willing to provide a prospective purchaser of such asset with more favorable pricing and/or greater amounts of leverage than would otherwise be the case if such purchaser sought financing from unrelated, third-party providers of leverage. To the extent that the Fund is able to obtain seller financing in connection with a particular investment, the Fund may seek to employ more leverage than would otherwise be the case in the absence of such seller financing. While the Fund’s use of seller financing could increase the potential return to Fund investors to the extent that there are gains associated with such investment, such use of seller financing will increase risks associated with the use of leverage generally, including the risks associated with such investment and the exposure of such investment to adverse economic factors such as deteriorations in overall conditions in the economy or in the condition of the particular issuer.

The Fund is Subject to Risks Relating to Obtaining a Rating from One or More Credit Rating Agencies. The Fund may apply to one or more credit rating agencies to rate the Fund and/or its assets in order to provide the Fund access to different sources of indebtedness or capital as well as to help meet the Fund’s risk/return objectives, its overall target indebtedness ratio or other considerations as determined by the Adviser. In connection with such rating or ratings, the credit rating agency or credit rating agencies may review and analyze the Fund’s counterparties, the Adviser, the Administrator, the investments and expected investments of the Fund, the legal structure of the Fund, the historical and current shareholders and Fund performance data. There can be no assurance that the Fund will apply for any additional rating or ratings, that a credit rating agency will provide a rating or that such a rating will be beneficial to the Fund. In addition, when making investment decisions for the Fund (including establishing the Fund’s investment portfolio), the Adviser may consider the implications of the investment portfolio on a credit rating agency or credit rating agencies’ rating or ratings of the Fund and tailor the Fund’s investment portfolio taking into account such considerations. There is a risk that a rating agency could incorrectly rate, or downgrade ratings which could have a material effect on the Fund, including its assets and its ability to acquire indebtedness.

The Adviser May be Required to Expedite Investment Decisions. Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser may rely upon independent consultants and other sources in connection with its evaluation of proposed investments, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants or other sources or to the Fund’s right of recourse against them in the event errors or omissions do occur.

The Fund is Subject to Risks Relating to Insurance. HPS and/or the Adviser are expected to purchase and maintain an omnibus insurance policy which includes coverage in respect of the Fund and one or more other clients of the Adviser and its affiliates, including certain of their respective indemnified persons (which omnibus insurance policy or policies may provide coverage to the Adviser and such indemnified persons for events unrelated to the Fund). The pro rata portion of the premiums for such shared insurance policies generally will be borne by the Fund, and such shared insurance policies are expected to have overall caps on coverage. To the extent an insurable event results in claims in excess of such a cap, the Fund may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each insured party. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and the Fund experiences an insurable loss after such event, the Fund’s receipts from such insurance policy may also be diminished. Insurance policies covering the Fund may provide insurance coverage to indemnified persons for conduct that would not be covered by indemnification. In addition, the Fund may need to initiate litigation in order to collect from an insurance provider, which may be lengthy and expensive for the Fund and which ultimately may not result in a financial award.

While HPS and the Adviser expect to allocate insurance expenses in a manner they determine to be fair and equitable, taking into account any factors they deem relevant to the allocation of such expenses, because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such expenses may require HPS and the Adviser to take into consideration facts and circumstances that are subjective in nature. It is unlikely that HPS or the Adviser will be able to accurately allocate the expenses of any such insurance policies based on the actual claims related to a particular client, including the Fund.

The Fund is Subject to Risks Relating to Indemnification. The Fund is required to indemnify the Adviser, the members of the Board and each other person indemnified under the Declaration of Trust and the Bylaws of the Fund (as amended or restated from time to time, the “Bylaws”) for liabilities incurred in connection with the Declaration of Trust, the Bylaws, the Investment Advisory Agreement and the Fund’s activities, except in certain circumstances. Subject to the limits on indemnification under Section 17(h) of the 1940 Act, the Declaration of Trust provides that the Fund shall not indemnify such persons to the extent liability and losses are the result of willful misfeasance, bad faith or gross negligence or reckless disregard of the duties of the indemnitee of the Fund in the case that the indemnitee is a Trustee, officer, employee, or agent of the Fund. Subject to the limits on indemnification under Section 17(i) of the 1940 Act, the Investment Advisory Agreement provides that the Adviser shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on the Adviser’s part in the performance of its duties or by reason of the reckless disregard of its duties and obligations. The Fund also indemnifies certain service providers, including the Administrator and the Fund’s auditors, as well as consultants and sourcing, operating and joint venture partners. Such liabilities may be material and may have an adverse effect on the returns to the shareholders. The indemnification obligation of the Fund would be payable from the assets of the Fund. The application of the indemnification and exculpation standards may result in shareholders bearing a broader indemnification obligation in certain cases than they would in the absence of such standards. As a result of these considerations, even though such provisions will not act as a waiver on the part of any shareholder of any of its rights which are not permitted to be waived under applicable law, the Fund may bear significant financial losses even where such losses were caused by the negligence or other conduct of such indemnified persons.

The Fund is Subject to Risks Relating to Certain Proceedings and Investigations. The Adviser and its affiliates and/or the Fund may be subject to claims (or threats of claims), and governmental investigations, examinations, requests for information, audits, inquiries, subpoenas and other regulatory or civil proceedings. The outcome of any investigation, action or proceeding may materially adversely affect the value of the Fund, including by virtue of reputational damage to the Adviser and may be impossible to anticipate. Any such investigation, action or proceeding may continue without resolution for long periods of time and may consume substantial amounts of the Adviser’s time and attention, and that time and the devotion of these resources to any investigation, action or proceeding may, at times, be disproportionate to the amounts at stake in such investigation, action or proceeding. The unfavorable resolution of such items could result in criminal or civil liability, fines, settlements, charges, penalties or other monetary or non-monetary remedies or sanctions that could negatively impact the Adviser, its affiliates and/or the Fund. In addition, such actions and proceedings may involve claims of strict liability or similar risks against the Fund in certain jurisdictions or in connection with certain types of activities. In some cases, the expense of such investigations, actions or proceedings and paying any amounts pursuant to settlements or judgments would be borne by the Fund.

The Fund is Not Registered as an Investment Company Under the 1940 Act. While the Fund is not registered as an investment company under the 1940 Act, it will be subject to regulation as a BDC under the 1940 Act and will be required to adhere to the provisions of the 1940 Act applicable to BDCs. The Common Shares have not been recommended by any U.S. federal or state, or any non-U.S., securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Fund is Subject to Risks Relating to Portfolio Valuation. The Adviser, subject at all times to the oversight of the Board, determines the valuation of the Fund’s investments. It is expected that the Adviser will have a limited ability to obtain accurate market quotations for purposes of valuing most of the Fund’s investments, which may require the Adviser to estimate, in accordance with valuation policies established by the Board, the value of the Fund’s debt and other investments on a valuation date. Further, because of the overall size and concentrations in particular markets, the maturities of positions that may be held by the Fund from time to time and other factors, the liquidation values of the Fund’s investments may differ significantly from the interim valuations of these investments derived from the valuation methods described herein. If the Adviser’s valuation should prove to be incorrect, the stated value of the Fund’s investments could be adversely affected. Absent bad faith or manifest error, valuation determinations of the Adviser will be conclusive and binding on the shareholders.

Valuation of the types of assets in which the Fund invests are inherently subjective. In addition, the Adviser may have an interest in determining higher valuations in order to be able to present better performance to prospective investors. In certain cases, the Fund may hold an investment in an issuer experiencing distress or going through bankruptcy. In such a situation, the Adviser may continue to place a favorable valuation on such investment due to the Adviser’s determination that the investment is sufficiently secured despite the distressed state or bankruptcy of the issuer. However, no assurances can be given that this assumption is justified or that such valuations will be accurate in the long term. In addition, an investment in a portfolio company may not be permanently written-off or permanently written down despite its distressed state or covenant breach until such portfolio company experiences a material corporate event (e.g., bankruptcy or partial sale) which establishes an objective basis for such revised valuation. In these circumstances, the Adviser has an interest in delaying any such write-offs or write-downs to maintain a higher management fee base and thus, management fees paid to the Adviser.

In addition, the Adviser relies on third-party valuation agents to verify the value of certain investments. An investment may not have a readily ascertainable market value and accordingly, could potentially make it difficult to determine a fair value of an investment and may yield an inaccurate valuation. Further, because of the Adviser’s knowledge of the investment, the valuation agent may defer to the Adviser’s valuation even where such valuation may not be accurate or the determination thereof involved a conflict of interest. An inaccurate valuation of one or more investments could have a substantial impact on the Fund.

The Fund is Subject to Risks Relating to Rights Against Third Parties, Including Third-Party Service Providers. The Fund is reliant on the performance of third-party service providers, including the Adviser, the Administrator, auditors, legal advisors, lenders, bankers, brokers, consultants, sourcing, operating and joint venture partners and other service providers (collectively, “Service Providers”). Further information regarding the duties and roles of certain of these Service Providers is provided in this prospectus and the Fund’s other publicly available reports. The Fund may bear the risk of any errors or omissions by such Service Providers. In addition, misconduct by such Service Providers may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Each shareholder’s contractual relationship in respect of its investment in Common Shares of the Fund is with the Fund only and shareholders are not in contractual privity with the Service Providers. Therefore, generally, no shareholder will have any contractual claim against any Service Provider with respect to such Service Provider’s default or breach. Accordingly, shareholders must generally rely upon the Adviser and/or Administrator to enforce the Fund’s rights against Service Providers. In certain circumstances, which are generally not expected to prevail, shareholders may have limited rights to enforce the Fund’s rights on a derivative basis or may have rights against Service Providers if they can establish that such Service Providers owe duties to the shareholders. In addition, shareholders will have no right to participate in the day-to-day operation of the Fund and decisions regarding the selection of Service Providers. Rather, the Adviser and/or Administrator will select the Fund’s Service Providers and determine the retention and compensation of such providers without the review by or consent of the shareholders. The shareholders must therefore rely on the ability of the Adviser and/or Administrator to select and compensate Service Providers and to make investments and manage and dispose of investments.

The Fund is Subject to Risks Relating to Lack of Diversification. The Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. To the extent that the Fund assumes large positions in the securities of a small number of issuers, its NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond the Fund’s asset diversification requirements as a RIC under the Code, the Fund does not have fixed guidelines for diversification, and its investments could be concentrated in relatively few portfolio companies, or in investments similar in geographic region or asset type. Although the Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, it maintains the flexibility to operate as a diversified investment company. To the extent that the Fund operates as a non-diversified investment company, it may be subject to greater risk.

The Fund does not have fixed guidelines for diversification by industry or type of security, and investments may be concentrated in only a few industries or types of securities. Further, if the expected amount of leverage is not obtained or deployed, the Fund may be more concentrated in an investment than originally anticipated. As a result, the Fund’s investments may be concentrated and the poor performance of a single investment may have pronounced negative consequences to the Fund and the aggregate returns realized by the shareholders.

The Fund is Subject to Risks Relating to Consultation with Sourcing and Operating Partners. In certain circumstances, sourcing and operating partners may be aware of and consulted in advance in relation to certain investments made by the Fund. While sourcing and operating partners will be subject to confidentiality obligations, they are not restricted from engaging in any activities or businesses that may be similar to the business of the Fund or competitive with the Fund. In particular, sourcing and operating partners may use information available to them as sourcing and operating partners of HPS or its affiliates in a manner that conflicts with the interests of the Fund. Except in limited circumstances, the sourcing and operating partners are generally not obligated to account to HPS or its affiliates for any profits or income earned or derived from their activities or businesses or inform HPS or its affiliates of any business opportunity that may be appropriate for the Fund.

The Fund is Subject to Risks Relating to the Timing of Realization of Investments. The Adviser, in its discretion, may seek to realize the Fund’s investments earlier than originally expected, which may be accomplished through one or more transactions, including, to the extent permitted by applicable law, transactions with another investment fund or account sponsored or managed by the Adviser or HPS (collectively “Other HPS Investors”), which will be for a price equal to the fair value of such investment. The value of such investment, subject to approval by the Board, will be determined by the Adviser and verified by one or more third-party valuation agents. The Adviser may seek such realizations in order to support the Fund’s target risk/return profile with respect to the Fund’s unrealized investments, taking into account such factors as the Fund’s expense ratio relative to such assets and the availability of, or repayment obligations with respect to, any credit facilities.

The Fund May be Required to Disclose Information Regarding Shareholders. The Fund, the Adviser or their respective affiliates, Service Providers, or agents may from time to time be required or may, in their discretion, determine that it is advisable to disclose certain information about the Fund and the shareholders, including investments held directly or indirectly by the Fund and the names and level of beneficial ownership of certain of the shareholders, to regulatory or taxing authorities of certain jurisdictions, which have or assert jurisdiction over the disclosing party or in which the Fund directly or indirectly invests. Disclosure of confidential information under such circumstances will not be regarded as a breach of any duty of confidentiality and, in certain circumstances, the Fund, the Adviser or any of their affiliates, Service Providers or agents, may be prohibited from disclosing to any shareholder that any such disclosure has been made.

The Fund is Subject to Operational Risks. The Fund is subject to operational risk, including the possibility that errors may be made by the Adviser or its affiliates and Service Providers in certain transactions, calculations or valuations on behalf of, or otherwise relating to, the Fund. Shareholders may not be notified of the occurrence of an error or the resolution of any error. Generally, the Adviser, its affiliates and Service Providers will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.

The Fund is Subject to Risks Relating to Exposure to Material Non-Public Information. HPS conducts a broad range of private and public debt investment businesses generally without internal information barriers in the ordinary course. As a result, from time to time, HPS (in its capacity as investment manager of investment vehicles, funds or accounts or in connection with investment activities on its own behalf) receives material non-public information with respect to issuers of publicly-traded securities or other securities in connection with, among other examples, acquisitions, refinancings, restructurings of such issuers which HPS reviews or participates in, oftentimes unrelated to its affiliate’s management of the Fund. In such circumstances, the Fund may be prohibited, by law, contract or by virtue of HPS’s policies and procedures, from (i) selling all or a portion of a position in such issuer, thereby potentially incurring trading losses as a result, (ii) establishing an initial position or taking any greater position in such issuer, and (iii) pursuing other investment opportunities related to such issuer.

The Fund is Subject to Risks Relating to Technology Systems. The Fund depends on the Adviser and HPS to develop and implement appropriate systems for its activities. The Fund may rely on computer programs to evaluate certain securities and other investments, to monitor their portfolios, to trade, clear and settle securities transactions and to generate asset, risk management and other reports that are utilized in the oversight of the Fund’s activities. In addition, certain of the Fund’s and the Adviser’s operations interface with or depend on systems operated by third parties, including loan servicers, custodians and administrators, and the Adviser and HPS may not always be in a position to verify the risks or reliability of such third-party systems. For example, the Fund and the Adviser generally expect to provide statements, reports, notices, updates, requests and any other communications in electronic form, such as e-mail or posting on a web-based reporting site or other internet service, in lieu of or in addition to sending such communications as hard copies via fax or mail. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by ‘hacking’ or other security breaches, computer ‘worms,’ viruses and power failures. Such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades and cause inaccurate reports, which may affect the Fund’s ability to monitor its investment portfolio and its risks. Any such defect or failure could cause the Fund to suffer financial loss, disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage.

The Fund is Subject to Risks Relating to Cybersecurity. The Fund, the Adviser and their Service Providers are subject to risks associated with a breach in cybersecurity. Cybersecurity is a generic term used to describe the technology, processes and practices designed to protect networks, systems, computers, programs and data from both intentional cyber-attacks and hacking by other computer users as well as unintentional damage or interruption that, in either case, can result in damage and disruption to hardware and software systems, loss or corruption of data and/or misappropriation of confidential information. For example, information and technology systems are vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Such damage or interruptions to information technology systems may cause losses to a shareholder by interfering with the processing of shareholder transactions, affecting the Fund’s ability to calculate NAV or impeding or sabotaging the investment process. The Fund may also incur substantial costs as the result of a cybersecurity breach, including those associated with forensic analysis of the origin and scope of the breach, increased and upgraded cybersecurity, identity theft, unauthorized use of proprietary information, litigation, adverse shareholder reaction, the dissemination of confidential and proprietary information and reputational damage. Any such breach could expose the Fund and the Adviser to civil liability as well as regulatory inquiry and/or action (and the Adviser may be indemnified by the Fund in connection with any such liability, inquiry or action). In addition, any such breach could cause substantial withdrawals from the Fund. Shareholders could also be exposed to losses resulting from unauthorized use of their personal information.

Moreover, the increased use of mobile and cloud technologies due to the proliferation of remote work resulting from the COVID-19 pandemic could heighten these and other operational risks as certain aspects of the security of such technologies may be complex and unpredictable. Reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations, the operations of a portfolio company or the operations of our or their service providers and result in misappropriation, corruption or loss of personal, confidential or proprietary information or the inability to conduct ordinary business operations. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies increase the speed and computing power available. Extended periods of remote working, whether by us, our portfolio companies, or our service providers, could strain technology resources, introduce operational risks and otherwise heighten the risks described above. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts. Accordingly, the risks described above are heightened under the current conditions.

While the Adviser and HPS have implemented various measures to manage risks associated with cybersecurity breaches, including establishing a business continuity plan and systems designed to prevent cyber-attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks (including any ongoing breaches) have not been identified. Similar types of cybersecurity risks also are present for portfolio companies in which the Fund invests, which could affect their business and financial performance, resulting in material adverse consequences for such issuers, and causing the Fund’s investments in such portfolio companies to lose value.

In addition, cybersecurity has become a top priority for global lawmakers and regulators around the world, and some jurisdictions have proposed or enacted laws requiring companies to notify regulators and individuals of data security breaches involving certain types of personal data. Compliance with such laws and regulations may result in cost increases due to system changes and the development of new administrative processes. If the Fund or the Adviser or certain of their affiliates, fail to comply with the relevant and increasing laws and regulations, the Fund could suffer financial losses, a disruption of our businesses, liability to shareholders, regulatory intervention or reputational damage.

The Fund is Subject to Risks Associated with Sourcing, Operating or Joint Venture Partners. HPS has historically, and expects in the future to, work with sourcing, operating and/or joint venture partners, including with respect to particular types of investments or particular sectors or regions. These arrangements may be structured as joint ventures or contractual service provider relationships. Where such a partner is engaged, the Adviser may not have the opportunity to diligence the individual investments in which the Fund participates and, instead, will be relying on its contractual relationship with, and ongoing diligence of, the sourcing or joint venture partner whose interests may differ from those of the Fund. In certain circumstances, the Adviser may commit to invest in a pre-agreed amount of investments negotiated by the sourcing partner and/or joint venture partner and/or the Adviser may commit to invest in one or more transactions for which the sourcing partner and/or joint venture partner led the due diligence and negotiation processes and the Adviser is given only a limited opportunity to perform due diligence and participate in negotiation of transactional terms. Shareholders should be aware that sourcing, operating and joint venture partners are not expected to owe any fiduciary duties to the Fund or the shareholders.

The Fund may pay retainers, closing, monitoring, performance or other fees to sourcing, operating and joint venture partners. Such retainer fees may be netted against a closing fee, if applicable, in connection with the related investment. However, if no such investment is consummated, the Fund will bear any retainer amounts as an expense. In addition, to the extent the compensation of a sourcing, operating or joint venture partner is based on the performance of the relevant investments, the sourcing, operating or joint venture partner may have an incentive to seek riskier investments than it would have under a different compensation structure. In this regard, a sourcing, operating or joint venture partner may receive incentive compensation at the expense of the Fund. The expenses of sourcing, operating and joint venture partners may be substantial. In certain circumstances, the Fund or a portfolio company in which the Fund invests may pay fees to sourcing, operating and/or joint venture partners in consideration for services, including where the Adviser may have otherwise provided those services without charge. In other circumstances, sourcing, operating and/or joint venture partners may receive certain third-party fees (such as upfront fees, commitment fees, origination fees, amendment fees, ticking fees and break-up fees as well as prepayment premiums) in respect of an investment, and no such fees will offset or otherwise reduce the management fee payable by the shareholders. The existence of such fees may result in the Fund paying fees twice, once to the Adviser in the form of management fees and once to the sourcing, operating or joint venture partners to service or manage the same assets.

Sourcing, operating and/or joint venture partners may invest in the Fund. Joint venture investments involve various risks, including the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under applicable agreements with joint venture partners, the risk that a joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other, including in connection with foreclosure on partner loans, because of risks arising under applicable law, and tax and regulatory risks related to the joint venture’s structure, which may adversely affect the Fund’s pre-tax returns. In addition, the Fund may, in certain cases, be liable for actions of its joint venture partners. The joint ventures in which we participate may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce our return on equity. Additionally, our joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on us by the 1940 Act.

The Fund is Subject to Risks Relating to Electronic Delivery of Certain Documents. The shareholders will be deemed to consent to electronic delivery or posting to the Administrator’s website or other service of: (i) certain closing documents such as the Declaration of Trust, the Bylaws and the Subscription Agreements; (ii) any notices or communications required or contemplated to be delivered to the shareholders by the Fund, the Adviser, or any of their respective affiliates, pursuant to applicable law or regulation; (iii) certain tax-related information and documents; and (iv) drawdown notices and other notices, requests, demands, consents or other communications and any financial statements, reports, schedules, certificates or opinions required to be provided to the shareholders under any agreements. There are certain costs and possible risks associated with electronic delivery. Moreover, the Adviser cannot provide any assurance that these communication methods are secure and will not be responsible for any computer viruses, problems or malfunctions resulting from the use of such communication methods. See “Risk Factors – The Fund is Subject to Risks Relating to Technology Systems” and “– The Fund is Subject to Risks Relating to Cybersecurity” above.

The Fund is Subject to Risks Relating to Handling of Mail. Mail addressed to the Fund and received at its registered office will be forwarded unopened to the forwarding address supplied by the Fund to be processed. None of the Fund, the Adviser or any of their trustees, officers, advisors or Service Providers will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

The Fund is Subject to General Credit Risks. The Fund may be exposed to losses resulting from default and foreclosure of any such loans or interests in loans in which it has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the Fund’s investments. In the event of foreclosure, the Fund or an affiliate thereof may assume direct ownership of any assets collateralizing such foreclosed loans. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such foreclosed loans, resulting in a loss to the Fund. Any costs or delays involved in the effectuation of loan foreclosures or liquidation of the assets collateralizing such foreclosed loans will further reduce proceeds associated therewith and, consequently, increase possible losses to the Fund. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of the Fund’s rights.

The Prices of the Fund’s Investments Can be Volatile. The prices of the Fund’s investments can be volatile. In addition, price movements may also be influenced by, among other things, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and national and international political and economic events and policies. In addition, governments from time to time intervene in certain markets. Such intervention often is intended directly to influence prices and may cause or contribute to rapid fluctuations in asset prices, which may adversely affect the Fund’s returns.

The Fund is Subject to Risks Relating to Syndication and/or Transfer of Investments. The Fund may execute its strategy by investing through one or more subsidiaries, which may originate and/or purchase certain debt assets, including ancillary equity assets (“Assets”). The Fund will treat the assets of any entity that is primarily controlled by the Fund and that primarily engages in investment activities in securities or other assets (a “Primarily Controlled Subsidiary”) as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57). In addition, HPS and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a Primarily Controlled Subsidiary’s investment advisory contract. The Fund may also purchase certain Assets (including, participation interests or other indirect economic interests) that have been originated by other affiliated or unaffiliated parties and/or trading on the secondary market. The Fund may, in certain circumstances, originate or purchase such Assets with the intent of syndicating and/or otherwise transferring a significant portion thereof. In such instances, the Fund will bear the risk of any decline in value prior to such syndication and/or other transfer. In addition, the Fund will also bear the risk of any inability to syndicate or otherwise transfer such Assets or such amount thereof as originally intended, which could result in the Fund owning a greater interest therein than anticipated.

The Fund May Need to Raise Additional Capital. The Fund may need additional capital to fund new investments and grow its portfolio of investments once it has fully invested the net proceeds of the offering. Unfavorable economic conditions could increase the Fund’s funding costs or limit its access to the capital. A reduction in the availability of new capital could limit the Fund’s ability to grow. In addition, the Fund is required to distribute at least 90% of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to shareholders to maintain its qualification as a RIC. As a result, these earnings will not be available to fund new investments. An inability on the Fund’s part to access the capital successfully could limit its ability to grow its business and execute its business strategy fully and could decrease its earnings, if any, which would have an adverse effect on the value of its securities.

The Fund is Subject to Counterparty Risks. To the extent that contracts for investment will be entered into between the Fund and a market counterparty as principal (and not as agent), the Fund is exposed to the risk that the market counterparty may, in an insolvency or similar event, be unable to meet its contractual obligations to the Fund. The Fund may have a limited number of potential counterparties for certain of its investments, which may significantly impair the Fund’s ability to reduce its exposure to counterparty risk. In addition, difficulty reaching an agreement with any single counterparty could limit or eliminate the Fund’s ability to execute such investments altogether. Because certain purchases, sales, hedging, financing arrangements and other instruments in which the Fund will engage are not traded on an exchange but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. Although the Fund intends to pursue its remedies under any such contracts, there can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result.

The Fund is Dependent on Key Personnel. The Fund depends on the continued services of its Investment Team and other key management personnel. If the Fund were to lose any of these officers or other management personnel, such a loss could result in operating inefficiencies and lost business opportunities, which could have a negative effect on the Fund’s operating performance. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

The Board May Make Certain Changes in the Fund’s Investment Objective, Operating Policies or Strategies Without Prior Notice or Shareholder Approval. The Fund’s Board has the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice (except as required by the 1940 Act) and without shareholder approval. However, absent shareholder approval, the Fund may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC. Under Delaware law, the Fund also cannot be dissolved without prior shareholder approval. The Fund cannot predict the effect any changes to its current operating policies and strategies would have on its business, operating results and value of its shares. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

The Board May Make Certain Changes to the Fund’s Declaration of Trust Without Prior Shareholder Approval. Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super- majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

The Fund is Subject to Risks Relating to Allocation of Investment Opportunities and Related Conflicts. The Fund generally is prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities is an affiliate of the Fund for purposes of the 1940 Act, and the Fund generally is prohibited from buying or selling any security from or to such affiliate, absent the prior approval of the Independent Trustees. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same issuers (whether at the same or different times), without prior approval of the Independent Trustees and, in some cases, the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with the Fund’s officers or Trustees or their affiliates. These prohibitions will affect the manner in which investment opportunities are allocated between the Fund and other funds and accounts managed by HPS or its affiliates. Most importantly, the Fund generally is prohibited from co-investing with Other HPS Investors or affiliates of the Adviser in HPS-originated loans and financings except for pursuant to the co-investment exemptive relief that the Fund intends to rely on, by which the SEC delineates the requirements the Adviser must comply with for the Fund to invest with Other HPS Investors.

Any such co-investments are subject to certain conditions, including that co-investments are made in a manner consistent with the Fund’s investment objectives and strategies, certain Board established criteria, and the other applicable conditions of the co-investment exemptive relief that the Fund intends to rely on. Under the terms of the relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees must reach certain conclusions in connection with a co-investment transaction, including that: (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of the Fund or its shareholders on the part of any person concerned; and (ii) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s then-current investment objectives and strategies.

As a result of the relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of Other HPS Investors, including, in some cases, proprietary accounts of HPS. Because investments are allocated across multiple Other HPS Investors, the Fund will at times receive a lower allocation to an investment than desired; likewise, the Fund may also be limited in the degree to which it is able to participate in selling opportunities that it may otherwise wish to pursue due to allocations, including non-pro rata allocations, to Other HPS Investors.

If the Adviser identifies an investment and the Fund is unable to rely on the co-investment relief for that particular opportunity, the Adviser will be required to determine which of its and its affiliates’ accounts should make the investment at the potential exclusion of other accounts. In such circumstances, the Adviser will adhere to firm-wide investment allocation policies in order to determine the account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other accounts.

The Fund is Subject to Risks Relating to Distributions. The Fund intends to pay regular distributions on a quarterly basis to shareholders out of assets legally available for distribution. The Fund cannot guarantee that it will make distributions, and if it does it may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or return of capital, and although the Fund generally expects to fund distributions from cash flow from operations, it has not established limits on the amounts it may pay from such sources. The Fund cannot guarantee that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. If the Fund is unable to satisfy the asset coverage test applicable to it as a BDC, or if the Fund violates certain debt financing agreements, its ability to pay distributions to shareholders could be limited. All distributions will be paid at the discretion of the Fund’s Board and will depend on the Fund’s earnings, financial condition, maintenance of RIC status, compliance with applicable BDC regulations, compliance with debt financing agreements and such other factors as the Board may deem relevant from time to time. The distributions the Fund pays to shareholders in a year may exceed the Fund’s taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.

Shareholders who periodically receive the payment of a distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes may be under the impression that they are receiving a distribution of RIC’s net ordinary income or capital gains when they are not. Accordingly, shareholders should read carefully any written disclosure accompanying a distribution from the Fund and the information about the specific tax characteristics of the Fund’s distributions provided to shareholders after the end of each calendar year, and should not assume that the source of any distribution is the Fund’s net ordinary income or capital gains. To the extent that the Fund’s distributions contain a return of capital, such distributions should not be considered the dividend yield or total return of an investment in the Common Shares. The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the Common Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential loss on the sale of Common Shares.

The Board has the Discretion to Not Repurchase Common Shares, to Suspend the Share Repurchase Program, and to Cease Repurchases. Our Board may not adopt a share repurchase program, and if such a program is adopted, may amend, suspend or terminate the share repurchase program at any time in its discretion. You may not be able to sell your shares at all in the event our Board amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The Timing of Repurchase May be Disadvantageous. In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Investing in Large Private U.S. Borrowers May Limit Our Ability to Achieve High Growth Rates During Times of Economic Expansion. Investing in originated assets made to large private U.S. borrowers may result in our underperforming other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, our value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

We Face Risks Associated With the Deployment of Our Capital. In light of the nature of our continuous offering as well as ongoing and periodic private offerings in relation to our investment strategy and the need to be able to deploy potentially large amounts of capital quickly to capitalize on potential investment opportunities, if we have difficulty identifying investments on attractive terms, there could be a delay between the time we receive net proceeds from the sale of shares of our Common Shares in the offering or any private offering and the time we invest the net proceeds. Our proportion of privately-negotiated investments may be lower than expected. We may also from time to time hold cash pending deployment into investments or have less than our targeted leverage, which cash or shortfall in target leverage may at times be significant, particularly at times when we are receiving high amounts of offering proceeds and/or times when there are few attractive investment opportunities. Such cash may be held in an account for the benefit of our shareholders that may be invested in money market accounts or other similar temporary investments.

In the event we are unable to find suitable investments such cash may be maintained for longer periods which would be dilutive to overall investment returns. This could cause a substantial delay in the time it takes for your investment to realize its full potential return and could adversely affect our ability to pay regular distributions of cash flow from operations to shareholders. It is not anticipated that the temporary investment of such cash into money market accounts or other similar temporary investments pending deployment into investments will generate significant interest, and investors should understand that such low interest payments on the temporarily invested cash may adversely affect overall returns. In the event we fail to timely invest the net proceeds of sales of our Common Shares or do not deploy sufficient capital to meet our targeted leverage, our results of operations and financial condition may be adversely affected.

Transactions Denominated in Foreign Currencies Subject Us to Foreign Currency Risks. We expect to hold assets and to make borrowings denominated in foreign currencies including British Pounds Sterling, Euros, Canadian Dollars and Australian Dollars, and may acquire assets or make borrowings denominated in other foreign currencies, which exposes us to foreign currency risk. As a result, a change in foreign currency exchange rates may have an adverse impact on the valuation of our assets or liabilities, as well as our income and cash flows. As a result of foreign currency fluctuations, the value of our liabilities and expenses may increase or the value of our assets and income may decrease due to factors outside of our control, which can have a negative effect on our NAV and cash available for distribution. Any such changes in foreign currency exchange rates may impact the measurement of such assets or liabilities for purposes of maintaining RIC tax treatment or the requirements under the 1940 Act. We may seek to hedge against currency exchange rate fluctuations by borrowing in foreign currencies or by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act, but there is no guarantee such efforts will be successful and such hedging strategies create additional costs.

Our Investments in Foreign Companies or Investments Denominated in Foreign Currencies May Involve Significant Risks in Addition to the Risks Inherent in U.S. and U.S. Dollar Denominated Investments. Our investment strategy contemplates potential investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

The Fund May Operate in Periods of Capital Markets Disruption, Significant Volatility and Economic Uncertainty. From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including as a result of the Russia-Ukraine war and more recently the Israel-Hamas war, health epidemics and pandemics, rising interest rates or renewed inflationary pressure.

Equity capital may be difficult to raise during such periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional Common Shares at a price less than net asset value without first obtaining approval for such issuance from our shareholders and our Independent Trustees.

Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that we have raised over the last year has been at higher rates than we have raised debt at in the past due to the higher interest rate environment we have been experiencing. The debt capital that will be available to us in the future, if at all, may continue to be at a higher cost, including as a result of the current interest rate environment, and on less favorable terms and conditions than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).

Significant changes in the capital markets may adversely affect the pace of our investment activity and economic activity generally. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

We are Exposed to Risks Associated With Changes in Interest Rates, Including the Current Elevated Interest Rate Environment. General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.

Because we borrow money and may issue debt securities or preferred shares to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred shares and the rate at which we invest these funds. In this period of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, with the net impact being an increase to our net investment income. Conversely, if interest rates decrease we may earn less interest income from investments and our cost of funds will also decrease, potentially resulting in lower net investment income. In the current economic environment, we may take on fixed rate liabilities which will remain at the elevated interest rate even if interest rates decrease. Thus, the decrease in our investment income would not be offset by decreased borrowing costs, potentially affecting the Fund’s future distributions to shareholders. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates and to more closely align the interest rates of the Fund’s liabilities with the Fund’s investment portfolio. We may enter into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay distributions at a level that provides a similar return, which could reduce the value of our Common Shares.

The Fund is Subject to Risks Relating to Volatility in the Banking Sector. In March 2023, Silicon Valley Bank and Signature Bank were closed by U.S. state regulators and placed under receivership by the U.S. Federal Deposit Insurance Corporation (“FDIC”), and in May 2023, JPMorgan Chase acquired a substantial majority of assets and assumed certain liabilities of First Republic Bank. Following these high-profile events, several other U.S. and non-U.S. banking institutions experienced sell-offs and/or significant declines to their share prices, with several being placed on “watch lists,” suffering ratings downgrades and/or receiving emergency funding from governments. The impact of the banking sector’s volatility on the financial system and broader economy could be significant.

If the banking institutions used by the Fund fail or are impacted by such volatility, such events could have a material adverse effect on the Fund and its shareholders (including loss of capital held at such banking institutions and/or an inability to meet its obligations to other counterparties). A large percentage of the Fund’s assets may be held by a limited number of banking institutions (or even a single banking institution). If a banking institution at which the Fund maintains deposit accounts or securities accounts fails, any cash or other assets in such accounts may be temporarily inaccessible or permanently lost by the Fund. Generally, the Fund would be an unsecured creditor with respect to cash balances in excess of $250,000 held at a single banking institution insured by the FDIC, and therefore the Fund may not ultimately recover any such excess amounts. In addition, FDIC deposit insurance does not extend to certain other assets held by a banking institution (e.g., bond investments, U.S. Treasury bills or notes).

If a banking institution that provides all or a part of a credit facility, other borrowings and/or other services to the Fund fails, the Fund could be unable to draw funds under such credit facilities and may not be able to obtain replacement credit facilities or other services from other lending institutions with similar terms. If the Fund’s credit facilities and accounts are provided by the same banking institution, and such banking institution fails, the Fund could face significant difficulties in funding any near-term obligations it has in respect of its investments or otherwise. Even if the banking institutions used by the Fund remain solvent, continued volatility in the banking sector could cause or intensify an economic recession and make it more difficult for the Fund to obtain or refinance its credit facilities and other indebtedness at all or on as favorable terms as could otherwise have been obtained, and/or have other material adverse effects on the Fund.

Similarly, the banking institutions that the portfolio companies in which the Fund may invest have depositor or lending arrangements may fail. This would have a material adverse effect on such portfolio companies, the Fund and its shareholders, including by preventing such portfolio companies from making principal and interest payments or other applicable payments owed with respect to the Fund’s investments. Generally, neither the Adviser nor the Administrator have a meaningful role in selecting the banking institutions used by the portfolio companies in which the Fund invests. Instead, the Adviser and the Administrator generally rely on the management team of the portfolio companies to select appropriate banking services.

Risks Relating to the Fund’s Investments

Our investments may be risky and, subject to compliance with our 80% test, there is no limit on the amount of any such investments in which we may invest.

The Fund is Subject to General Risks. A fundamental risk associated with the Fund’s investment strategy is that the companies in whose debt the Fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. Portfolio companies could deteriorate as a result of, among other factors, an adverse development in their business, poor performance by their management teams, a change in the competitive environment, an economic downturn or legal, tax or regulatory changes. Portfolio companies that the Adviser expects to remain stable may in fact operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

The Fund’s NAV May Be Subject to Greater Volatility Than Other BDCs that Solely Focus on Current Income Generation. Given the Fund’s investment objective and strategy and expected investments, including focusing on capital appreciation as well as current income generation and potentially allocating a greater percentage of its portfolio to junior capital investments, special situation opportunities and equity-related investments than other BDCs that solely focus on current income generation, the Fund’s NAV may be more volatile over a given period of time than such other BDCs. The Fund’s NAV may decrease due to a number of factors affecting markets generally or particular industries or companies. The value of an investment may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for earnings, changes in interest or currency rates, adverse changes to credit markets or adverse shareholder sentiment generally.

The value of an investment may decline for a number of reasons that directly relate to the issuer, such as management performance, major litigation, investigations or other controversies, changes in financial condition or credit rating, changes in government regulations affecting the issuer or its competitive environment and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives, financial leverage, reputation or reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. Even when markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market. Conversely, the value of one or more investments may increase, thereby increasing the Fund’s NAV, and such increase in the Fund’s NAV may represent unrealized gains embedded in the applicable underlying investments pending their realization. Upon a share repurchase request, subject to the Board’s discretion to limit such repurchase, the Fund will be obligated to pay out the NAV of the repurchased shares (including the portion represented by unrealized gains) in cash, which will cause the Fund to source the cash without matching realized gains – by using borrowings or cash on hand or liquidating other investments. If eventually the applicable investments are realized but at a lower valuation than used for repurchase, the investors remaining invested in the Fund will experience a detriment.

The Fund’s Portfolio Companies May be Highly Leveraged. Portfolio companies may be highly leveraged, and there may be no restriction on the amount of debt a portfolio company can incur. Substantial indebtedness may add additional risk with respect to a portfolio company, and could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes; (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and/or (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. In some cases, proceeds of debt incurred by a portfolio company could be paid as a dividend to shareholders rather than retained by the portfolio company for its working capital. Leveraged companies are often more sensitive to declines in revenues, increases in expenses, and adverse business, political, or financial developments or economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such companies or their industries. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

If a portfolio company is unable to generate sufficient cash flow to meet principal and interest payments to its lenders, it may be forced to take other actions to satisfy such obligations under its indebtedness. These alternative measures may include reducing or delaying capital expenditures, selling assets, seeking additional capital, or restructuring or refinancing indebtedness. Any of these actions could significantly reduce the value of the Fund’s investment(s) in such portfolio company. If such strategies are not successful and do not permit the portfolio company to meet its scheduled debt service obligations, the portfolio company may also be forced into liquidation, dissolution or insolvency, and the value of the Fund’s investment in such portfolio company could be significantly reduced or even eliminated.

The Fund is Subject to Risks Relating to Issuer/Borrower Fraud. Of paramount concern in originating loans is the possibility of material misrepresentation or omission on the part of borrowers or guarantors. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund or its affiliates to perfect or effectuate a lien on the collateral securing the loan. The Fund or its affiliates will rely upon the accuracy and completeness of representations made by borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness.

The Fund is Subject to Risks Due to its Reliance on Portfolio Company Management. The Adviser generally will seek to monitor the performance of investments in operating companies either through interaction with the board of the applicable company and/or by maintaining an ongoing dialogue with the company’s management and/or sponsor team. However, the Fund generally will not be in a position to control any borrower by virtue of investing in its debt and the portfolio company’s management will be primarily responsible for the operations of the company on a day-to-day basis. Although it is the intent of the Fund to invest in companies with strong management teams, there can be no assurance that the existing management team, or any new one, will be able to operate the company successfully. In addition, the Fund is subject to the risk that a borrower in which it invests may make business decisions with which the Fund disagrees and the management of such borrower, as representatives of the common equity holders, may take risks or otherwise act in ways that do not serve the interests of the debt shareholders, including the Fund. Furthermore, in exercising its investment discretion, the Adviser may in certain circumstances commit funds of the Fund to other entities that will be given a mandate to make certain investments consistent with the Fund’s investment objective and that may earn a performance-based fee on those investments. Once such a commitment is made, such entities will have full control over the investment of such funds, and the Adviser will cease to have such control.

The Fund is Subject to Risks Relating to Environmental Matters. Ordinary operation or the occurrence of an accident with respect to the portfolio companies in which the Fund invest could cause major environmental damage, which may result in significant financial distress to the Fund’ investments and any portfolio company holding such assets, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. The Fund (and the shareholders) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Even in cases where the Fund are indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. See also “Risk Factors – The Fund is Subject to Risks from Provision of Managerial Assistance and Control Person Liability” below.

The Value of Certain Portfolio Investments May Not be Readily Determinable. The Fund expects that many of its portfolio investments will take the form of securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and will be valued at fair value as determined in good faith by the Adviser, including to reflect significant events affecting the value of the Fund’s investments. Most, if not all, of such investments (other than cash and cash equivalents) will be classified as Level 3 assets under Topic 820 of the U.S. Financial Accounting Standards Board’s

Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund expects to retain the services of one or more independent service providers to review the valuation of these loans and securities. The types of factors that may be taken into account in determining the fair value of investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. The Fund’s NAV could be adversely affected if determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such loans and securities. In addition, the method of calculating the management fee and incentive fee may result in conflicts of interest between the Adviser, on the one hand, and shareholders on the other hand, with respect to the valuation of investments. Finally, the NAVs calculated by the Adviser may be subject to later adjustment based on valuation information available at that time, including for example as a result of year-end audits.

The Fund May Elect Not to or May be Unable to Make Follow-On Investments in Portfolio Companies. Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as “follow-on” investments, in order to:

•	increase or maintain in whole or in part the Fund’s voting percentage;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	attempt to preserve or enhance the value of the Fund’s investment.

The Fund may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments.

The Fund has the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, it may elect not to make a follow-on investment because it may not want to increase its concentration of risk, because it prefers other opportunities or because it is inhibited by compliance with BDC requirements, or compliance with the requirements for maintenance of its RIC status.

The Fund May Be Subject to Risks Due to Not Holding Controlling Equity Interests in Portfolio Companies. The Fund does not generally intend to take controlling equity positions in the Fund’s portfolio companies. To the extent that the Fund does not hold a controlling equity interest in a portfolio company, it will be subject to the risk that such portfolio company may make business decisions with which the Fund disagrees, and the shareholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity for the debt and equity investments that the Fund typically holds in portfolio companies, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of its investments.

The Fund is Subject to Risks Relating to Defaults by Portfolio Companies. A portfolio company’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on the portfolio company’s assets representing collateral for its obligations. This could trigger cross defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that the Fund holds and the value of any equity securities the Fund owns. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

The Fund is Subject to Risks Relating to Third Party Litigation. The Fund’s investment activities subject it to the normal risks of becoming involved in litigation initiated by third parties. This risk is somewhat greater where the Fund exercises control or influence over a company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would generally be borne by the Fund (to the extent not borne by the portfolio companies) and would reduce net assets. The Adviser and others are indemnified in connection with such litigation, subject to certain conditions.

Inflation May Adversely Affect the Business, Results of Operations and Financial Condition of Our Portfolio Companies. Certain of our portfolio companies may be impacted by inflation. If such portfolio companies are unable pass any increases in their costs along to their customers, it could adversely affect their results and their ability to pay interest and principal on our loans. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future unrealized losses and therefore reduce our net assets resulting from operations.

The Fund is Subject to Risks Related to Reliance on Projections. The Fund may rely upon projections developed by the Adviser concerning an investment’s future performance, outcome and cash flow. Projections are inherently subject to uncertainty and factors beyond the control of the Adviser. The inaccuracy of certain assumptions, the failure to satisfy certain requirements and the occurrence of other unforeseen events could impair the ability of an investment to realize projected values, outcomes and cash flow.

Economic Conditions May Have Adverse Effects on the Fund and the Portfolio Companies. The Fund and the portfolio companies in which the Fund invests may be adversely affected by deterioration in the financial markets and economic conditions throughout the world, some of which may magnify the risks described herein and have other adverse effects. Deteriorating market conditions could result in increasing volatility and illiquidity in the global credit, debt and equity markets generally. The duration and ultimate effect of adverse market conditions cannot be accurately forecast, nor is it known whether or the degree to which such conditions may remain stable or worsen. Deteriorating market conditions and uncertainty regarding economic markets generally could result in declines in the market values of potential investments or declines in the market values of investments after they are acquired by the Fund. Such declines could lead to weakened investment opportunities for the Fund, could prevent the Fund from successfully meeting its investment objective or could require the Fund to dispose of investments at a loss while such unfavorable market conditions prevail. In addition, the investment opportunities of the Fund may be dependent in part upon the consummation of leveraged buyouts and other private equity sponsored transactions, recapitalizations, refinancings, acquisitions and structured transactions. If fewer of these transactions occur than the Adviser expects, there may be limited investment opportunities for the Fund. Periods of prolonged market stability may also adversely affect the investment opportunities available to the Fund.

The Fund is Subject to Risks Relating to Reduced Investment Opportunities. The Adviser believes that volatility and instability in the credit markets can create significant investment opportunities for the Fund. When the credit markets stabilize, in particular, in the Fund’s target upper middle market segment, there may be reduced investment opportunities for the Fund and/or the Fund may not be able acquire investments on favorable terms. Periods of prolonged market stability may also adversely affect the investment opportunity set available to the Fund.

The Fund is Subject to Risks Relating to Investments in Undervalued Assets. The Fund may invest in undervalued loans and other assets as part of its investment strategy. The identification of investment opportunities in undervalued loans and other assets is a difficult task, and there is no assurance that such opportunities will be successfully recognized or acquired. While investments in undervalued assets offer the opportunity for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial or complete losses.

The Fund may incur substantial losses related to assets purchased on the belief that they were undervalued by their sellers, if they were not in fact undervalued at the time of purchase. In addition, the Fund may be required to hold such assets for a substantial period of time before realizing their anticipated value, and there is no assurance that the value of the assets would not decline further during such time. Moreover, during this period, a portion of the Fund’s assets would be committed to those assets purchased, thus preventing the Fund from investing in other opportunities. In addition, the Fund may finance such purchases with borrowed funds and thus will have to pay interest on such borrowed amounts during the holding period.

The Fund Operates in a Competitive Debt Environment. The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional participants, such as private credit funds, hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of CLOs and other structured loan funds. In addition, given the Fund’s target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to the Fund. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for the Fund, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that the Fund intends to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to those of the Fund, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect the Fund’s ability to participate in attractive investment opportunities and/or cause the Fund to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets the objectives of the Fund. The Fund may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party service providers.

The Fund is Subject to Risks Relating to Illiquidity of the Fund’s Assets and Distributions In Kind. The Fund invests primarily in private illiquid debt, loans and other assets for which no (or only a limited) liquid market exists or that are subject to legal or other restrictions on transfer and are difficult to sell in a secondary market. In some cases, the Fund may be prohibited from selling such investments for a period of time or otherwise be restricted from disposing of such investments. The market prices, if any, for such assets tend to be volatile, and may fluctuate due to a variety of factors that are inherently difficult to predict. Furthermore, the types of investments made may require a substantial length of time to liquidate due to the lack of an established market for such investments or other factors. As a result, there is a significant risk that the Fund may be unable to realize its investment objective by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy. Accordingly, the Adviser is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given asset. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal or other reasons, and the Fund may not be able to sell assets when the Fund desires to do so or to realize what the Adviser perceives to be the fair value of its assets in the event of a sale. Further, although the Adviser may at the time of making investments expect a certain portion of such investments to be refinanced or repaid before maturity, depending on economic conditions, interest rates and other variables, borrowers may not finance or repay loans early. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. In addition, in times of extreme market disruption, there may be no market at all for one or more asset classes, potentially resulting in the inability of the Fund to dispose of its assets for an indefinite period of time. Even if investments are successful, they are unlikely to produce a realized return to shareholders for a period of years. Furthermore, a portion of interest on investments may be paid in kind rather than in cash to the Fund.

The Fund is Subject to Risks Relating to Priority of Repayment of Debt Investments. The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of a portfolio company. Portfolio companies may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which the Fund invests. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company. Where the Fund holds a first lien to secure senior indebtedness, the portfolio companies may be permitted to issue other senior loans with liens that rank junior to the first liens granted to the Fund. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company, affect the recovery that the Fund would have been able to achieve in the absence of such other debt.

Even where the senior loans held by the Fund are secured by a perfected lien over a substantial portion of the assets of a portfolio company and its subsidiaries, the portfolio company and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor subsidiaries of portfolio companies will be structurally senior to the debt held by the Fund. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans held by the Fund. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which the Fund has a lien. It is expected that the Fund will also invest in second-lien secured debt, which compounds the risks described in this paragraph.

The Fund is Subject to Risks Relating to Certain Guarantees. The Fund may invest in debt that is guaranteed by a subsidiary of the issuer. In some circumstances, guarantees of secured debt issued by subsidiaries of a portfolio company and held by the Fund may be subject to fraudulent conveyance or similar avoidance claims made by other creditors of such subsidiaries under applicable insolvency laws. As a result, such creditors may take priority over the claims of the Fund under such guarantees. Under federal or state fraudulent transfer law, a court may void or otherwise decline to enforce such debt and the Fund would no longer have any claim against such portfolio company or the applicable guarantor. In addition, the court might direct the Fund to disgorge any amounts already received from the portfolio company or a guarantor. In some cases, significant subsidiaries of portfolio companies may not guarantee the obligations of the portfolio company; in other cases, a portfolio company may have the ability to release subsidiaries as guarantors of the portfolio company’s obligations. The repayment of such investments may depend on cash flow from subsidiaries of a portfolio company that are not themselves guarantors of the portfolio company’s obligations.

The Fund is Subject to Risks Relating to Secured Loans. Most of the loans held by the Fund are expected to be secured. These investments may be subject to the risk that the Fund’s security interests in the underlying collateral are not properly or fully perfected. Compounding these risks, the collateral securing debt investments will often be subject to casualty or devaluation risks.

The Fund is Subject to Risks Relating to Senior Secured Debt and Unitranche Debt. When the Fund invests in senior secured term debt and unitranche debt, it will generally take a security interest in the available assets of these portfolio companies, including equity interests in their subsidiaries. There is a risk that the collateral securing the Fund’s investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, the Fund’s security interest could be subordinated to claims of other creditors. In addition, any deterioration in a portfolio company’s financial condition and prospects, including any inability on its part to raise additional capital, may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies.

The Fund is Subject to Business and Credit Risks. Investments made by the Fund generally will involve a significant degree of financial and/or business risk. The securities in which the Fund invests may pay fixed, variable or floating rates of interest, and may include zero-coupon obligations or interest that is PIK (which tend to increase business and credit risks if an investment becomes impaired because there would be little to no realized proceeds through cash interest payments prior to such impairment). These types of securities are subject to the risk of the issuer’s inability to make principal and interest payments on its obligations (i.e., credit risk) and are also subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Business risks may be more significant in smaller portfolio companies or those that are embarking on a build-up or operating turnaround strategy. Such companies may have no or short operating histories, new technologies and products and their management teams may have limited experience working together, all of which enhance the difficulty of evaluating these investment opportunities. The management of such companies will need to implement and maintain successful finance personnel and other operational strategies and resources in order to become and remain successful. Other substantial operational risks to which such companies are subject include uncertain market acceptance of the company’s services, a potential regulatory risk for new or untried and/or untested business models (if applicable), products and services to the extent they relate to regulated activities in the relevant jurisdiction, high levels of competition among similarly situated companies, lower capitalizations and fewer financial resources and the potential for rapid organizational or strategic change. Such companies will have no or short operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow.

The Fund’s Investments May be Affected by Force Majeure Events. The instruments in which the Fund invests may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a portfolio company to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more companies or its assets, could result in a loss, including if the Fund’s investment in such issuer is cancelled, unwound or acquired (which could be without what the Adviser considers to be adequate compensation). Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. To the extent the Fund is exposed to investments in issuers that as a group are exposed to such force majeure events, the Fund’s risks and potential losses are enhanced.

The Fund is Subject to Risks Relating to Infectious Disease and Pandemics. Certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Outbreaks such as the severe acute respiratory syndrome, avian influenza, H1N1/09, and, most recently, the coronavirus (COVID-19), or other similarly infectious diseases may have material adverse impacts on the Fund, the Adviser, their respective affiliates and portfolio companies. Actual pandemics, or fear of pandemics, can trigger market disruptions or economic turndowns with the consequences described above. The Adviser cannot predict the likelihood of disease outbreaks occurring in the future nor how such outbreaks may affect the Fund’s investments.

The outbreak of disease epidemics may result in the closure of the Adviser’s and/or a portfolio company’s offices or other businesses, including office buildings, retail stores and other commercial venues and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a portfolio company’s business which may adversely affect the ability of a portfolio company to perform its obligations, (b) disruption of regional or global trade markets and/or the availability of capital, (c) the availability of leverage, including an inability to obtain indebtedness at all or to the Fund’s desired degree, and less favorable timing of repayment and other terms with respect to such leverage, (d) trade or travel restrictions which impact a portfolio company’s business, (e) the failure of the Fund’s counterparties and service providers to perform (or the delay of such performance) their obligations to the Fund (including debt obligations), (f) pending transactions (including acquisitions and sales of assets by the Fund) not closing on time or at all, (g) the Fund being forced to breach (or determining not to perform its obligations under) certain agreements and the related litigation that would likely ensue and/or (h) a general economic decline and have an adverse impact on the Fund’s value, the Fund’s investments, or the Fund’s ability to make new investments.

If a future pandemic occurs (including a recurrence of COVID-19) during a period when the Fund expects to be harvesting its investments, the Fund may not achieve its investment objective or may not be able to realize its investments within the Fund’s term.

The Fund May Invest in Loans with Limited Amortization Requirements. The Fund may invest in loans that have limited mandatory amortization requirements (i.e., requirements to pay portions of the principal prior to maturity). While such a loan may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, such requirements may be subject to substantial limitations and/or “baskets” that would allow a portfolio company to retain such proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that a portfolio company will not be able to repay or refinance the loans held by the Fund when they come due at their final stated maturity.

The Fund is Subject to Risks Relating to Potential Early Redemption of Some Investments. The terms of loans in which the Fund invests may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the issuer repaying the principal of an obligation held by the Fund earlier than expected, either with no or a nominal prepayment premium. This may happen when there is a decline in interest rates, or when the borrower’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt or when general credit market conditions improve. Assuming an improvement in the credit market conditions, early repayments of the debt held by the Fund could increase. There is no assurance that the Fund will be able to reinvest proceeds received from prepayments in assets that satisfy its investment objective, and any delay in reinvesting such proceeds may materially affect the performance of the Fund. Conversely, if the prepayment does not occur within the expected timeframe or if the debt does not otherwise become liquid, the Fund may continue in operation for longer than expected or the Fund may make distributions in kind.

The Fund is Subject to Risks Relating to Licensing Requirements. Certain banking and regulatory bodies or agencies in or outside the United States may require the Fund, the Adviser, its affiliates and/or certain of their respective employees to obtain licenses or authorizations to engage in many types of lending activities including the origination of loans. It may take a significant amount of time and expense to obtain such licenses or authorizations and the Fund may be required to bear the cost of obtaining such licenses and authorizations. There can be no assurance that any such licenses or authorizations would be granted or, if granted, whether any such licenses or authorizations would impose restrictions on the Fund. Such licenses or authorizations may require the disclosure of confidential information about the Fund, shareholders or their respective affiliates, including the identity, financial information and/or information regarding the shareholders and their officers and trustees. The Fund may not be willing or able to comply with these requirements. Alternatively, the Adviser and/or its affiliates may be compelled to structure certain potential investments in a manner that would not require such licenses and authorizations, although such transactions may be inefficient or otherwise disadvantageous for the Fund and/or any relevant portfolio company, including because of the risk that licensing authorities would not accept such structuring alternatives in lieu of obtaining a license or authorization. The inability of the Fund, the Adviser, the Adviser’s affiliates and/or certain of their respective employees to obtain necessary licenses or authorizations, the structuring of an investment in an inefficient or otherwise disadvantageous manner, or changes in licensing regulations, could adversely affect the Fund’s ability to implement its investment program and achieve its intended results.

The Fund is Subject to Risks Relating to Minority Investments and Joint Ventures. The Fund may make minority equity investments in entities in which the Fund does not control the business or affairs of such entities. In addition, the Fund intends to co-invest with other parties through partnerships, joint ventures or other entities and the Adviser may share management fees, incentive fees and/or other forms of compensation with such parties. The Adviser expects that in some cases the Fund will have control over, or significant influence on, the decision making of joint ventures. However, in other cases, in particular with respect to certain terms, amendments and waivers related to the underlying loans, the joint venture partner may have controlling or blocking rights (including because certain decisions require unanimous approval of the joint venture partners) or a tie vote among joint venture partners may be resolved by an appointed third party. Where a joint venture partner or third party has controlling or blocking rights or decision-making power with respect to a joint venture matter, there can be no assurance that the matter will be resolved in the manner desired by the Fund. In addition, these types of voting arrangements may slow the decision-making process and hinder the joint venture’s ability to act quickly.

Cooperation among joint venture partners or co-investors on existing and future business decisions will be an important factor for the sound operation and financial success of any joint venture or other business in which the Fund is involved. In particular, a joint venture partner or co-investor may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to limit or otherwise protect the value of one or more of the Fund’s investments. Disputes among joint venture partners or co-investors over obligations, expenses or other matters could have an adverse effect on the financial conditions or results of operations of the relevant businesses. In addition, the Fund may in certain circumstances be liable for actions of its joint venture partners.

In certain cases, conflicts of interest may arise between the Fund and a joint venture partner, for example, because the joint venture partner has invested in a different level of the issuer’s capital structure or because the joint venture partner has different investment goals or timelines. There can be no assurance that a joint venture partner with divergent interests from the Fund will cause the joint venture to be managed in a manner that is favorable to the Fund. In addition, it is anticipated that the Fund could be invested in debt instruments issued by a joint venture entity while one or more Other HPS Investors will be invested in equity interests in such entity or vice versa, which presents certain potential conflicts of interest with respect to the capital structure of such entity.

The Fund is Subject to Risks from Provision of Managerial Assistance and Control Person Liability. The Fund may obtain rights to participate in the governance of certain of the Fund’s portfolio companies. In such instances, the Fund typically will designate board members to serve on the boards of portfolio companies. The designation of representatives and other measures contemplated could expose the assets of the Fund to claims by a portfolio company, its security holders and its creditors, including claims that the Fund is a controlling person and thus is liable for securities laws violations and other liabilities of a portfolio company. The exercise of control over a company may impose additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations (including securities laws) or other types of liability in which the limited liability generally characteristic of business ownership may be ignored. If these liabilities were to arise, the Fund might suffer a significant loss. These measures also could result in certain liabilities in the event of the bankruptcy or reorganization of a portfolio company, could result in claims against the Fund if the designated board members violate their fiduciary or other duties to a portfolio company or fail to exercise appropriate levels of care under applicable corporate or securities laws, environmental laws or other legal principles, and could expose the Fund to claims that it has interfered in management to the detriment of a portfolio company. While the Adviser intends to operate the Fund in a way that will minimize the exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and the shareholders.

The Fund is Subject to Risks of Investments in Certain Countries. The Fund may make investments in a number of different countries, some of which may prove unstable. Depending on the country in which a portfolio company is located, such investments may involve a number of risks, including the risk of adverse political developments such as nationalization, confiscation without fair compensation or war, and the risk of regulations which might prevent the implementation of cost cutting or other operational improvements.

A portion of the Fund’s assets may be invested in loans denominated in currencies other than the U.S. dollar or the price of which is determined with references to such currencies. As a result, any fluctuation in exchange rates will affect the value of investments. The Fund generally expects to employ hedging techniques designed to reduce the risk of adverse movements in currency exchange rates. Furthermore, the Fund may incur costs in connection with conversions between various currencies.

Investments in corporations or assets in certain countries may require significant government approvals under corporate, securities, exchange control, foreign investment and other similar laws. In addition, such investments may give rise to taxes in local jurisdictions, for which a shareholder may not be entitled to any corresponding credit or tax benefit to a shareholder. Such investments may also give rise to tax filing obligations for shareholders in these jurisdictions, although the Adviser may structure such investments so as to prevent such obligations from being imposed on shareholders. Also, some governments from time to time may impose restrictions intended to prevent capital flight, which may, for example, involve punitive taxation (including high withholding taxes) on certain securities or asset transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency. In addition, the laws of various countries governing business organizations, bankruptcy and insolvency may make legal action difficult and provide little, if any, legal protection for shareholders.

The availability of information within developing countries and emerging market jurisdictions, including information concerning their economies and the securities of companies in such countries, and the amount of government supervision and regulation of private companies in developing countries, generally is more limited than is the case in more developed countries. The accounting, auditing and financial reporting standards and practices of certain countries may not be equivalent to those employed in more developed countries and may differ in fundamental respects. Accordingly, the Fund’s ability to conduct due diligence in connection with their investments and to monitor the investments may be adversely affected by these factors. The Fund may not be in a position to take legal or management control of its investments in certain countries. It may have limited legal recourse in the event of a dispute, and remedies might have to be pursued in the courts of the country in question where it may be difficult to obtain and enforce a judgment.

The Fund is Subject to Risks Relating to its Hedging Strategy and Policies. The Fund generally expects to employ hedging or other risk management techniques designed to reduce the risk of adverse interest rate or currency movements, credit market risk and certain other risks. There can be no assurance that any hedging transactions will be successful or comprehensive. For example, the Fund may not be able to or may elect not to hedge interest payments in foreign currencies. Similarly, the Fund may hedge certain credit markets generally in order to seek to provide overall risk reduction to the Fund. The variable degree of correlation between price movements of hedging instruments and price movements in the position being hedged creates the possibility that losses on the hedge may be greater, or gains smaller, than losses or gains, as the case may be, in the value of the underlying position. While the transactions implementing such hedging strategies may reduce certain risks, such transactions themselves may entail certain other risks, such as the risk that counterparties to such transactions may default on their obligations and the risk that the prices and/or cash flows being hedged behave differently than expected. Thus, while the Fund may benefit from the use of hedging mechanisms, unanticipated changes in interest rates, currency exchange rates, commodity prices, securities prices or credit market movements may result in a poorer overall performance for the Fund than if it had not entered into such hedging transactions. Additionally, hedging transactions will add to the cost of an investment, may require ongoing cash payments to counterparties, may subject the Fund to the risk that the counterparty defaults on its obligations, and may produce different economic or tax consequences to the shareholders than would apply if the Fund had not entered into such hedging transactions. The Fund may engage in short selling and use derivative instruments (including commodities hedging instruments) in implementing hedging transactions, including futures contracts, swaps, forward contracts, and options. Furthermore, upon the bankruptcy, insolvency or liquidation of any counterparty, the Fund may be deemed to be a general unsecured creditor of such counterparty and could suffer a total loss with respect to any positions and/or transactions with such counterparty.

The Fund is Subject to Risks Relating to Derivatives. Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates, commodities, related indexes and other assets. The Fund may, directly or indirectly, use various derivative instruments including options contracts, futures contracts, swaps, forward contracts, options on futures contracts, indexed securities and swap agreements for hedging and risk management purposes. The Fund also may use derivative instruments to approximate or achieve the economic equivalent of an otherwise permitted investment (as if the Fund directly invested in the loans, claims or securities of the subject issuer) or if such instruments are related to an otherwise permitted investment. The Fund’s use of derivative instruments involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses that would not occur if such instruments had not been used. The use of derivative instruments may entail risks including, among others, leverage risk, volatility risk, duration mismatch risk, correlation risk and counterparty risk.

The Fund’s Ability to Enter into Transactions Involving Derivatives and Financial Commitment Transactions May be Limited. In August 2022, Rule 18f-4 under the 1940 Act, regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (including reverse repurchase agreements and similar financing transactions), became effective. Under the newly adopted rule, BDCs that make significant use of derivatives are subject to a value-at-risk leverage limit, a derivatives risk management program, testing requirements, and requirements related to board reporting. These new requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined in the rule. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Under the final rule, when the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, the Fund needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., bank borrowings, if applicable) when calculating our asset coverage ratio. The Fund expects to operate as a “limited derivatives user,” and these requirements may limit the Fund’s ability to use derivatives and/or enter into certain other financial contracts.

Changes in Interest Rates May Adversely Affect the Fund’s Investments. Many loans, especially fixed rate loans, decline in value when long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders. In addition, in a low interest rate environment, borrowers may be less likely to prepay their debts and loans may therefore remain outstanding for a longer period of time.

The Fund is Subject to Risks Relating to Contingent Liabilities. The Fund is expected to incur contingent liabilities in connection with an investment from time to time. For example, in connection with the disposition of an investment, the Fund may be required to make representations about the business and financial affairs of the underlying assets or business, or be responsible for the contents of disclosure documents. The Fund also expects to invest in a delayed draw or revolving credit facility. If the borrower subsequently draws down on the facility, the Fund would be obligated to fund the amounts due. The Fund may incur numerous other types of contingent liabilities. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.

The Fund is Subject to Risks Relating to High Yield Debt. The Fund may invest in “higher yielding” (and, therefore, generally higher risk) debt securities. In most cases, such debt will be rated below “investment grade” or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. There are no restrictions on the credit quality of the Fund’s loans. The market for high-yield securities has experienced periods of volatility and reduced liquidity. The market values of certain of these debt securities may reflect individual corporate developments. It is likely that a general economic recession or a major decline in the demand for products and services, in which the obligor operates, could have a materially adverse impact on the value of such securities. In addition, adverse publicity and shareholder perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these debt securities.

The Fund is Subject to Risks Relating to Investments in Unsecured Debt. The Fund may invest a portion of its investment portfolio in unsecured indebtedness, whereas all or a significant portion of the issuer’s senior indebtedness may be secured. In such situations, the ability of the Fund to influence a portfolio company’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of senior creditors.

The Fund is Subject to Risks Relating to Subordinated Loans. The Fund may acquire and/or originate subordinated loans. If a borrower defaults on a subordinated loan or on debt senior to the Fund’s loan, or in the event of the bankruptcy of a borrower, the loan held by the Fund will be satisfied only after the senior loans are repaid in full. Under the terms of typical subordination agreements, senior creditors may be able to block the acceleration of the subordinated debt or the exercise by holders of subordinated debt of other rights they may have as creditors. Accordingly, the Fund may not be able to take the steps necessary or sufficient to protect its investments in a timely manner or at all. In addition, subordinated loans may not always be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency. If a borrower declares bankruptcy, the Fund may not have full or any recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. Further, the Adviser’s ability to amend the terms of the Fund’s loans, assign its loans, accept prepayments, exercise its remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings may be limited by intercreditor arrangements. In addition, the risks associated with subordinated loan securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the borrower’s ability to pay principal and interest on its loan. Many obligors on subordinated loan securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. The level of risk associated with investments in subordinated loans increases if such investments are loans of distressed or below investment grade issuers. Default rates for subordinated loan securities have historically been higher than has been the case for investment grade securities.

The Fund is Subject to Risks Relating to Non-Recourse Obligations. The Fund may invest in non-recourse obligations of issuers. Such obligations are payable solely from proceeds collected in respect of collateral pledged by an issuer to secure such obligations. None of the owners, officers, directors or incorporators of the issuers, board members, any of their respective affiliates or any other person or entity will be obligated to make payments on the obligations. Consequently, the Fund, as holder of the obligations, must rely solely on distributions of proceeds of collateral debt obligations and other collateral pledged to secure obligations for payments due in respect of principal thereof and interest thereon. If distributions of such proceeds are insufficient to make payments on the obligations, no other assets will be available for such payments and following liquidation of all the collateral, the obligations of the issuers to make such payments will be extinguished.

The Fund is Subject to Risks Relating to Publicly-Traded Securities. Although not the investment focus of the Fund, the Fund may invest in publicly traded equity and debt securities. These investments are subject to certain risks, including the risk of loss from counterparty defaults, the risks arising from the volatility of the global fixed-income and equity markets, movements in the stock market and trends in the overall economy, increased obligations to disclose information regarding such companies, increased likelihood of shareholder litigation against such companies’ board members, which may include personnel of the Adviser or its affiliates, regulatory action by the SEC and increased costs associated with each of the aforementioned risks. When buying a publicly traded security or other publicly traded instruments, the Fund may be unable to obtain financial covenants or other contractual rights that the Fund might otherwise be able to obtain in making privately-negotiated investments. Moreover, the Fund may not have the same access to information in connection with investments in publicly traded securities or other publicly traded instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated investment. Publicly traded securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. Furthermore, the Fund may be limited in its ability to make investments and to sell existing investments in public securities or other publicly traded instruments because HPS or its affiliates may have material, non-public information regarding the issuers of those securities or as a result of other policies of HPS or its affiliates. Accordingly, there can be no assurance that the Fund will make investments in public securities or other publicly traded instruments or, if it does, as to the amount it will invest. The inability to sell such securities or instruments in these circumstances could materially adversely affect the investment results of the Fund.

The Fund is Subject to Risks Associated with Originating Loans to Companies in Distressed Situations. As part of its lending activities, the Fund or its affiliates may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. Issuers of lower-rated securities generally are more vulnerable to real or perceived economic changes, political changes or adverse industry developments. If an issuer’s financial condition deteriorates, accurate financial and business information may be limited or unavailable. In addition, lower-rated investments may be thinly traded and there may be no established secondary or public market. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action.

The Fund is Subject to Risks Associated with Investments that May Become Distressed. The Fund may make investments that become distressed due to factors outside the control of the Adviser. There is no assurance that there will be sufficient collateral to cover the value of the loans and/or other investments purchased by the Fund or that there will be a successful reorganization or similar action of the company or investment which becomes distressed. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. In addition, under applicable law, the Fund may not be able to participate in future financings for restructured investments. Under such circumstances, the returns generated from the Fund’s investments may not compensate the shareholders adequately for the risks assumed. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated, or disallowed, or may be found liable for damage suffered by parties as a result of such actions. In addition, under circumstances involving a portfolio company’s insolvency, payments to the Fund and distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. Investments in restructurings involving non-U.S. portfolio companies may be subject to various laws enacted in the countries of their issuance for the protection of creditors. These considerations will differ depending on the country in which each portfolio company is located or domiciled.

Troubled company and other asset-based investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Adviser and/or its affiliates. To the extent that the Adviser and/or its affiliates becomes involved in such proceedings, the Fund may have participated more actively in the affairs of the company than that assumed generally by a passive shareholder. In addition, involvement by the Adviser and/or its affiliates in an issuer’s or portfolio company’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer and/or portfolio company. Such investments would likely take more time to realize before generating any returns and may not generate income during the course of reorganization.

The Fund is Subject to Risks Associated with Management of Distressed Investments. HPS or its Affiliated Group is actively engaged in advisory and management services for multiple collective investment vehicles and managed accounts. Certain investments of the Fund may become distressed (a “Distressed Investment”), including as a result of an underlying portfolio company or issuer of an investment undergoing financial stress, restructuring or bankruptcy. In such an event, the Adviser or its affiliates may supplement the investment team generally responsible for the management of the Fund’s portfolio with other investment professionals of the Adviser or its affiliates that are generally responsible for managing distressed and opportunistic investments on behalf of Affiliated Group Accounts (the “Distressed Investment Team”). The Distressed Investment Team may employ different investment or trading strategies with respect to the Distressed Investments than those that would otherwise have been employed by the investment team. In addition, the investment or trading strategies employed by the Distressed Investment Team with respect to the Distressed Investments may be influenced by investment decisions it makes, or strategies it employs, in managing similar investments for the benefit of the Affiliated Group Accounts. However, the investment or trading strategy for the Fund may be different than the strategy it employs in managing distressed or opportunistic investments in the Affiliated Group Accounts and, accordingly, such investments may produce different investment results for the Fund and the Affiliated Group Accounts. The Adviser will seek to manage the Fund, and HPS and the Adviser will seek to manage the Affiliated Group Accounts in accordance with their respective investment objectives and guidelines; however, the Affiliated Group including the Distressed Investment Team, may give advice and take action with respect to any current or future Affiliated Group Accounts that may compete or conflict with the advice given to the Fund, including with respect to the timing or nature of actions relating to certain investments.

The Fund is Subject to Risks Associated with Acquisitions of Portfolios of Loans. The Fund may invest in portfolios of loans. The Fund is unlikely to be able to evaluate the credit or other risks associated with each of the underlying borrowers or negotiate the terms of underlying loans as part of its acquisition but instead must evaluate and negotiate with respect to the entire portfolio of loans or, in the case where the Fund invests in contractual obligations to purchase portfolios of loans subsequently originated by a third party, with respect to the origination and credit selection processes of such third party rather than based on characteristics of a static portfolio of loans. As a result, one or more of the underlying loans in a portfolio may not include some of the characteristics, covenants and/or protections generally sought when the Fund acquires or originates individual loans. Furthermore, while some amount of defaults are expected to occur in portfolios, defaults in or declines in the value of investments in excess of these expected amounts may have a negative impact on the value of the portfolio and may reduce the return that the Fund receives in certain circumstances.

The Fund is Subject to Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments. The Fund is expected to, from time to time, incur contingent liabilities in connection with an investment. For example, the Fund expects to participate in one or more investments that are structured as “revolvers,” “delayed-draws” or “lines of credit.” These types of investments generally have funding obligations that extend over a period of time, and if the portfolio company subsequently draws down on the revolver or delayed-draw facility or on the line of credit, the Fund would be obligated to fund the amounts due. However, there can be no assurance that a borrower will ultimately draw down on any such loan, in which case the Fund may never fund the investment (in full or in part), which may result in inefficient deployment of capital. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.

It is possible that a revolver, delayed-draw or line of credit investment would be bifurcated into separate investments, with certain investors (which may or may not include the Fund) participating in the initial drawdowns and other shareholders (which may or may not include the Fund) participating in the later drawdowns. In this situation, it is possible that investors that participate in the initial funding of an investment may receive certain economic benefits in connection with such initial funding, such as original issue discount, closing payments, or commitment fees and these benefits are expected to be allocated based on participation in the initial funding, regardless of participation in future funding obligations. Conversely, the investors participating only in the later funding obligations will have the benefit of the most recent portfolio company performance information in evaluating their investment whereas the investors that participated in the initial drawdowns (which may or may not include the Fund) will be obligated in any event to fund such later funding obligations. In certain cases, the Fund may participate in the initial funding of an investment, but may not participate in later-arising funding obligations (i.e., the revolver, delayed-draw or line of credit portions) related to such investment, including because of capacity limitations that an investment vehicle may have for making new revolver, delayed-draw investments or lines of credit or because HPS or any of its affiliates forms a new investment fund focused on investing in revolvers, delayed-draw investments and lines of credit. As a result, the Fund may be allocated a smaller or larger portion of revolver, delayed-draw investments or lines of credit than other investors participating in the loan. Where the Fund and any other participating investors have not participated in each funding of an investment on a pro rata basis, conflicts of interest may arise between the Fund and the other investors as the interests of the Fund and the other investors may not be completely aligned with respect to such investment. In addition, a revolver, delayed draw investment or line of credit may be senior to the rest of the loan or to the initial funding, and as a result, the interests of the Fund may not be aligned with other participating investors. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.

The Fund is Subject to Risks Associated with Subordinated Debt Tranches. The Fund may make investments in securities, including senior or subordinated and equity tranches, issued by the CLOs, including CLOs for which the Fund acts as the collateral manager. To the extent permitted by applicable law, the Fund may also invest in securities issued by CLOs for which HPS or its subsidiary acts as the collateral manager. Investments in CLO securities are complex and are subject to a number of risks related to, among other things, changes in interest rates, the rate of defaults and recoveries in the collateral pool, prepayment rates, terms of loans purchased to replace loans in the collateral pool which have pre-paid, the exercise of remedies by more senior tranches and the possibility that no market will exist when the Fund seeks to sell its interests in CLO securities. If a CLO fails to satisfy one of the coverage tests provided in its indenture, all distributions on those CLO securities held by the Fund will cease until that CLO brings itself back into compliance with such coverage tests. CLO securities represent leveraged investments in the underlying collateral held by the CLO issuer. The use of leverage creates risk for the holders because the leverage increases their exposure to losses with respect to the collateral. As a result, the occurrence of defaults with respect to only a small portion of the collateral could result in the substantial or complete loss of the investment in the CLO securities. Payments of principal of, and interest on, debt issued by CLOs, and dividends and other distributions on subordinated and equity tranches of a CLO, are subject to priority of payments. CLO equity is subordinated to the prior payment of all obligations under debt securities. Further, in the event of default under any debt securities issued by a CLO, and to the extent that any elimination, deferral or reduction in payments on debt securities occurs, such elimination will be borne first by CLO equity and then by the debt securities in reverse order of seniority. Thus, the greatest risk of loss relating to defaults on the collateral held by CLOs is borne by the CLO equity.

The Fund is Subject to Risks Associated with Forming CLOs. To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the subordinated notes issued in the securitization. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers.

If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The collateral manager for a CLO that we create may be the Fund, the Adviser or an affiliate, and such collateral manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Fund serves as collateral manager and the Fund is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional fees to the Adviser or the affiliate in connection therewith. To the extent the Fund serves as collateral manager, the Fund will receive no fees for providing such collateral management services.

The Fund is Subject to Risks Associated with Covenant-Lite Loans. Although the Fund generally expects the transaction documentation of some portion of the Fund’s investments to include covenants and other structural protections, a portion of the Fund’s investments may be composed of so-called “covenant-lite loans.” Generally, covenant-lite loans either do not have certain maintenance covenants that would require the issuer to maintain debt service or other financial ratios or do not contain common restrictions on the ability of the issuer to change significantly its operations or to enter into other significant transactions that could affect its ability to repay such loans. Ownership of covenant-lite loans may expose the Fund to different risks, including with respect to liquidity, price volatility and ability to restructure loans, than is the case with loans that have financial maintenance covenants. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the issuer’s ability to comply with its obligations under the loan.

The Fund is Subject to Risks Associated with Investing in Equity. The Fund may make certain equity investments. The value of these securities generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity of issuers whose performance diverges from the Adviser’s expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. Equity investments generally will not feature any structural or contractual protections or payments that the Fund may seek in connection with its debt investments. In addition, investments in equity may give rise to additional taxes and/or risks and the Fund may hold these investments through entities treated as corporations for U.S. federal income tax purposes or other taxable structures which may reduce the return from such investments.

The Fund is Subject to Risks Associated with Investing in Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Because of their embedded equity component, the value of convertible securities is sensitive to changes in equity volatility and price and a decrease in equity volatility and price could result in a loss for the Fund. The debt characteristic of convertible securities also exposes the Fund to changes in interest rates and credit spreads. The value of the convertible securities may fall when interest rates rise or credit spreads widen. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which shareholders place value on the right to acquire the underlying common stock while holding a fixed income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective. The Fund’s exposure to these risks may be unhedged or only partially hedged.

The Fund is Subject to Risks Associated with Investing in Structured Credit Instruments. The Fund may invest in structured credit instruments (i.e., debt of special purpose vehicles holding collateral and similar structures). Structured securities are extremely complex and are subject to risks related to, among other things, changes in interest rates, the rate of defaults in the collateral pool, the exercise of redemption rights by more senior tranches and the possibility that a liquid market will not exist in when the Fund seeks to sell its interest in a structured security.

The Fund is Subject to Risks Associated with Assignments and Participations. The Fund may acquire investments directly, by way of assignment or indirectly by way of participation. The purchaser of an assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the loan obligation. In contrast, participations acquired in a portion of a loan obligation held by a selling institution typically result in a contractual relationship only with such selling institution, not with the obligor. Therefore, holders of indirect participation interests are subject to additional risks not applicable to a holder of a direct assignment interest in a loan. In purchasing a participation, the Fund generally would have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such loan obligation, nor any rights of set-off against the obligor, and the Fund may not directly benefit from the collateral supporting the loan obligation in which it has purchased the participation. As a result, the Fund would assume the credit risk of both the obligor and the selling institution, which would remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of the selling institution in respect of the participation, may not benefit from any set-off exercised by the selling institution against the obligor and may be subject to any set-off exercised by the obligor against the selling institution. Assignments and participations are typically sold strictly without recourse to the selling institution, and the selling institution generally will make no representations or warranties about the underlying loan, the portfolio companies, the terms of the loans or any collateral securing the loans. Certain loans have restrictions on assignments and participations which may negatively impact the Fund’s ability to exit from all or part of its investment in a loan. In addition, if a participation interest is purchased from a selling institution that does not itself retain any portion of the applicable loan, such selling institution may have limited interests in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower.

The Fund is Subject to Risks Relating to Fraudulent Conveyances and Voidable Preferences by Issuers. Under U.S. legal principles, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness (including a bankruptcy trustee), if a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness or for granting security, and that after giving effect to such indebtedness or such security, the issuer (a) was insolvent, (b) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate and avoid, in whole or in part, the obligation underlying an investment of the Fund as a constructive fraudulent conveyance. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence.

In addition, it is possible a court may invalidate, in whole or in part, the indebtedness underlying an investment of the Fund as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the obligor or recover amounts previously paid by the obligor in satisfaction of such indebtedness. Moreover, in the event of the insolvency of an issuer of a portfolio company, payments made on its indebtedness could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before the portfolio company becomes a debtor in a bankruptcy case.

Even if the Fund does not engage in conduct that would form the basis for a successful cause of action based upon fraudulent conveyance or preference law, there can be no assurance as to whether any lending institution or other party from which the Fund may acquire such indebtedness, or any prior holder of such indebtedness, has not engaged in any such conduct (or any other conduct that would subject such indebtedness to disallowance or subordination under insolvency laws) and, if it did engage in such conduct, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Fund so that the Fund’s claim against the issuer would be disallowed or subordinated.

The Fund is Subject to Risks Related to Bankruptcy. One or more of the issuers of an investment held by the Fund may become involved in bankruptcy or similar proceedings. There are a number of significant risks inherent in the bankruptcy process. First, many events in a bankruptcy are adversarial and beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a court would not approve actions which may be contrary to the interests of the Fund. Reorganizations can be contentious and adversarial. Participants may use the threat of, as well as actual, litigation as a negotiating technique. Second, the duration of a bankruptcy case can only be roughly estimated. The bankruptcy process can involve substantial legal, professional and administrative costs to the company and the Fund, it is subject to unpredictable and lengthy delays, and during the process the company’s competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Any of these factors may adversely affect the return on a creditor’s investment. Third, U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of securities can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. Fourth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be substantial. Fifth, a bankruptcy may result in creditors and equity holders losing their ranking and priority as such if they are considered to have taken over management and functional operating control of a debtor. Sixth, the Fund may purchase creditor claims subsequent to the commencement of a bankruptcy case, and it is possible that such purchase may be disallowed by a court if it determines that the purchaser has taken unfair advantage of an unsophisticated seller, which may result in the rescission of the transaction (presumably at the original purchase price) or forfeiture by the purchaser.

Further, several judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated an implied or contractual duty of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Because of the nature of certain of the investments, the Fund could be subject to allegations of lender liability. Because of the potential of HPS or its affiliates to have investments in several positions in the same, different or overlapping levels of a portfolio company’s capital structure, the Fund may be subject to claims from creditors of a portfolio company that the investments should be equitably subordinated to the payment of other obligations of the portfolio company by reason of the conduct of the Fund or HPS and its affiliates. In addition, under certain circumstances, a U.S. bankruptcy court could also recharacterize claims held by the Fund as equity interests, and thereby subject such claims to the lower priority afforded equity claims in certain restructuring scenarios.

The Fund is Subject to Risks Related to Exit Financing. The Fund may invest in portfolio companies that are in the process of exiting, or that have recently exited, the bankruptcy process. Post-reorganization securities typically entail a higher degree of risk than investments in securities that have not undergone a reorganization or restructuring. Moreover, post-reorganization securities can be subject to heavy selling or downward pricing pressure after the completion of a bankruptcy reorganization or restructuring. If the Adviser’s evaluation of the anticipated outcome of an investment situation should prove incorrect, the Fund could experience a loss.

The Fund is Subject to Risks Related to Bankruptcy Involving Non-U.S. Companies. Investment in the debt of financially distressed companies domiciled outside the United States involves additional risks. Bankruptcy law and process may differ substantially from that in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain, while other developing countries may have no bankruptcy laws enacted, adding further uncertainty to the process for reorganization.

The Fund is Subject to Risks Relating to Creditors’ Committee and/or Board Participation. In connection with some of the investments, the Fund may, but is not obligated to, seek representation on official and unofficial creditors’ committees and/or boards (or comparable governing bodies) of the portfolio companies. While such representation may enable the Adviser to enhance the value of the investments, it may also prevent the Fund from disposing of the investments in a timely and profitable manner, because serving on a creditors’ committee increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of the portfolio company. If the Adviser concludes that its obligations owed to the other parties as a committee or group member conflict with its duties owed to the Fund, it may resign from that committee or group, and the Fund may not realize the benefits, if any, of participation on the committee or group. If representation on a creditors’ committee or board causes the Fund, the Adviser or their respective affiliates to be deemed affiliates or related parties of the portfolio company, the securities of such portfolio company held by the Fund may become restricted securities, which are not freely tradable. Participation on a creditors’ committee and/or board representation may also subject the Fund to additional liability to which they would not otherwise be subject as an ordinary course, third-party shareholder. The Fund will indemnify the Adviser or any other person designated by the Adviser for claims arising from such board and/or committee representation, which could adversely affect the return on the investments. The Fund will attempt to balance the advantages and disadvantages of such representation when deciding whether and how to exercise its rights with respect to such portfolio companies, but changes in circumstances could produce adverse consequences in particular situations.

The Fund is Subject to Risks of Investments in Special Situations. The Fund’s investments may involve investments in ‘event-driven’ special situations such as recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Investments in such securities are often difficult to analyze, have limited trading histories and have limited in-depth research coverage and, therefore, may present an increased risk of loss to the Fund.

The Fund is Subject to Risks Associated with Real Estate. The Fund may invest in mortgage-backed securities, individual mortgages and other real estate credit investments. Investments in mortgage-backed securities are subject to the risks applicable to the risks described above in “ –The Fund is Subject to Risks Associated with Subordinated Debt Tranches,” as well as the risks applicable to real estate investments generally. With respect to particular real estate credit investments, real estate debt instruments that are in default may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of the principal of such debt instruments. Even if a restructuring were successful, a risk exists that upon maturity of such real estate debt instrument, replacement “takeout” financing will not be available. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate debt instruments purchased by the Fund. The foreclosure process can be lengthy, uncertain and expensive. Real estate risks typically include fluctuations in the real estate markets, slowdown in demand for the purchase or rental of properties, changes in the relative popularity of property types and locations, the oversupply of a certain type of property, changes in regional, national and international economic conditions, adverse local market conditions, the financial conditions of tenants, buyers and sellers of properties, changes in building, environmental, zoning and other laws and other governmental rules and fiscal policies, changes in real property tax rates or the assessed values of the investments, changes in interest rates and the availability or terms of debt financing, changes in operating costs, risks due to dependence on cash flow, environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which inadequate reserves had been established, uninsured casualties, risks due to dependence on cash flow and risks and operating problems arising out of the presence of certain construction materials, unavailability of or increased cost of certain types of insurance coverage, such as terrorism insurance, fluctuations in energy prices, acts of God, natural disasters and uninsurable losses, acts of war (declared and undeclared), terrorist acts, strikes and other factors which are not within the control of the Adviser.

The Fund is Subject to Risks Associated with Investments in Portfolio Companies in Regulated Industries. Certain industries are heavily regulated. The Fund may make loans to borrowers operating in industries that are subject to greater amounts of regulation than other industries generally. These more highly regulated industries may include, among others, energy and power, gaming and healthcare. Investments in borrowers that are subject to a high level of governmental regulation pose additional risks relative to loans to other companies generally. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If a portfolio company fails to comply with these requirements, it could also be subject to civil or criminal liability and the imposition of fines. A portfolio company also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such company. Governments have considerable discretion in implementing regulations that could impact a portfolio company’s business, and governments may be influenced by political considerations and may make decisions that adversely affect a portfolio company’s business. Additionally, certain portfolio companies may have a unionized workforce or employees who are covered by a collective bargaining agreement, which could subject any such portfolio company’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a portfolio company’s operations and profitability could suffer if it experiences labor relations problems. A work stoppage at one or more of any such portfolio company’s facilities could have a material adverse effect on its business, results of operations and financial condition. Any such problems additionally may bring scrutiny and attention to the Fund, which could adversely affect the Fund’s ability to implement its investment objective.

The Fund is Subject to Risks Associated with Investments in Original Issue Discount and Payment-In-Kind Instruments. We expect to invest in original issue discount or PIK instruments. To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

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the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

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original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•

an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;

•

market prices of PIK instruments and other zero-coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero-coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	even if the conditions for income accrual under the U.S. GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•

for accounting purposes, cash distributions to shareholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by shareholders, the 1940 Act does not require that shareholders be given notice of this fact;

•

the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to maintain tax treatment as a RIC for U.S. federal income tax purposes; and

•	original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

In addition, the part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that accrues prior to being received in cash, such as original issue discount, market discount, and income arising from debt instruments with PIK interest or zero-coupon securities. If a portfolio company defaults on a loan that provides for such accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income.

The Fund is Subject to Risks Arising from Entering into a TRS Agreement. A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

The Fund is Subject to Risks Associated with Repurchase Agreements. Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

The Fund is Subject to Risks Relating to Asset-Based Financing. The Fund may invest in asset-based loans with third-party investment funds (“Fund Issuers”) where such loans are directly or indirectly collateralized by the value or cash flows of one or more of a Fund Issuer’s assets, including the distributions the Fund Issuer expects to receive from its underlying investments in portfolio companies (“Underlying Portfolio Companies”). Any such financing may be secured by the value of the assets of the Fund Issuer, which may be determined by a third-party valuation firm or as reported by the Fund Issuer pursuant to its internal valuation policies or as otherwise agreed with such Fund Issuer. The assets of a Fund Issuer may be subject to devaluation risk, as well as other risks, including credit, liquidity and interest rate changes. In many cases, the assets held by a Fund Issuer may be illiquid and, even following an exercise of remedies, they may be difficult to liquidate or sell, which could lead to a reduced recovery. Furthermore, certain assets constituting collateral may require consent of third parties to transfer or sell. Fund Issuer assets indirectly pledged to the Fund as collateral may be even more challenging to sell and in certain circumstances may only be able to be sold together with other assets which may be less attractive to potential buyers. In many cases, loans may also be subject to a “standstill” or similar provision that provides the Fund Issuer the ability to call capital from its investors or use other cure remedies prior to allowing the Fund to exercise remedies following an event of default, further delaying the Fund’s ability to take action. In addition, certain asset-based loans may be structured without mandatory prepayments or scheduled amortization. In this case, as long as any Fund Issuer is in compliance with the terms of the applicable asset-based loan and its organizational documents, such Fund Issuer may be permitted to make distributions to its investors and/or other equity holders, and the amount distributed will no longer be available to service or repay such asset-based loan.

Further, the Fund may invest in loans to Fund Issuers that are unsecured but linked to financial tests based upon the value or cash flows of one or more of such Fund Issuer’s assets (including Underlying Portfolio Companies) or the distributions realized by the Fund Issuer from such assets (including Underlying Portfolio Companies). Similar to the above, the assets held by such Fund Issuers may be largely illiquid and, if pledged as collateral, may require consents and other steps in order to be foreclosed upon and sold. In addition, the cash flows produced by the assets held by such Fund Issuer may be irregular and/or insufficient to repay any or all of the amounts outstanding under such asset-based loan.

If a Fund Issuer defaults under its asset-based loan, the Fund will have to determine whether to accelerate the amounts due under the loan or enter into a workout negotiation or restructuring with the Fund Issuer. A workout negotiation or restructuring may entail a substantial reduction in the interest rate, a substantial write-down of principal, and/or a substantial change to the terms, conditions and covenants of such loans. If a loan is accelerated, the Fund may have difficulties foreclosing and ultimately selling any pledged collateral, including an Underlying Portfolio Company. If any such collateral is sold, it is possible that the proceeds of such sale or disposition will not be equal to the amount of principal and interest owed to the Fund. On the other hand, if the Fund elects not to sell any of the assets of the Fund Issuer and instead decide to collect the cash flows from the Underlying Portfolio Companies or other assets of the Fund Issuer, the cash flows produced may be irregular and/or insufficient to repay any or all of the amounts outstanding under such asset-based loan. As a result, upon any non-performance or default under any such asset-based loans made by the Fund, the Fund may fail to recover some or all of its capital and/or expected returns, even if the loans are collateralized.

In addition, the Fund’s asset-based loans may be subject to refinancing options, prepayment options or similar provisions that could result in the Fund Issuer repaying the principal on an obligation held by the Fund earlier than expected. As a consequence, if the Fund is not able to negotiate favorable prepayment premiums and/or non-call periods, the Fund’s ability to achieve its investment objective may be affected.

Fund Issuers may also be permitted to issue additional indebtedness that would increase the overall leverage and fixed charges to which such Fund Issuers are subject. Such additional indebtedness could have structural or contractual priority, either as to specific collateral (including Underlying Portfolio Companies) or generally, over the ranking of the investment by the Fund. In the event of any default, restructuring or insolvency of any Underlying Portfolio Company or other assets pledged as collateral, the Fund could be subordinated to, or be required to share on a ratable basis, with any recoveries in favor of the holders of such other or additional indebtedness.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our NAV through increased net unrealized depreciation. As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our Board. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	a comparison of the portfolio company’s securities to publicly traded securities;

•	the enterprise value of the portfolio company;

•	the nature and realizable value of any collateral;

•	the portfolio company’s ability to make payments and its earnings and discounted cash flow;

•	the markets in which the portfolio company does business; and

•	the changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our NAV by increasing net unrealized depreciation in our portfolio. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. Depending on market conditions, we could incur substantial realized losses and ultimately experience reductions of our income available for distribution in future periods. We may also suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

Risks Relating to Certain Regulatory and Tax Matters

The Fund is Subject to Risks Relating to Regulations Governing the Fund’s Operation as a BDC. The Fund will not generally be able to issue and sell its Common Shares at a price below NAV per share. The Fund may, however, sell Common Shares, or warrants, options or rights to acquire the Fund’s Common Shares, at a price below the then-current NAV per share of the Fund’s Common Shares if the Fund’s Board determines that such sale is in the Fund’s best interests, and if shareholders approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Fund’s Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing Common Shares or senior securities convertible into, or exchangeable for, its Common Shares, then the percentage ownership of shareholders at that time will decrease, and shareholders may experience dilution.

The Fund Must Invest a Sufficient Portion of Assets in Qualifying Assets. The Fund may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of the Fund’s total assets are qualifying assets.

The Fund believes that most of the investments that it may acquire in the future will constitute qualifying assets. However, the Fund may be precluded from investing in what it believes to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If the Fund does not invest a sufficient portion of its assets in qualifying assets, it could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent the Fund, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of its position) or could require the Fund to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If the Fund needs to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. The Fund may not be able to find a buyer for such investments and, even if a buyer is found, the Fund may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on the Fund’s business, financial condition, results of operations and cash flows.

If the Fund does not maintain its status as a BDC, it would be subject to regulation as a registered closed-end management investment company under the 1940 Act. As a registered closed-end management investment company, the Fund would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease its operating flexibility.

As a Public Company, We Are Subject to Regulations Not Applicable to Private Companies, Such as Provisions of the Sarbanes-Oxley Act. Efforts to Comply with Such Regulations Will Involve Significant Expenditures, and Non-Compliance with Such Regulations May Adversely Affect Us. As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Following the transition period established by rules of the SEC, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.

New or Modified Laws or Regulations Governing our Operations May Adversely Affect our Business. The Fund’s portfolio companies and the Fund are subject to regulation by-laws at the U.S. federal, state, and local levels. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations, and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on the Fund’s business. The effects of such laws and regulations on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them and the approaches taken in implementing regulations. President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular.

Future legislative and regulatory proposals directed at the financial services industry that are proposed or pending in the U.S. Congress may negatively impact the operations, cash flows or financial condition of the Fund or its portfolio companies, impose additional costs on portfolio companies or the Fund intensify the regulatory supervision of the Fund or its portfolio companies or otherwise adversely affect the Fund’s business or the business of its portfolio companies. Laws that apply to the Fund, either now or in the future, are often highly complex and may include licensing requirements. The licensing process can be lengthy and can be expected to subject the Fund to increased regulatory oversight. Failure, even if unintentional, to comply fully with applicable laws may result in sanctions, fines, or limitations on the ability of the Fund or the Adviser to do business in the relevant jurisdiction or to procure required licenses in other jurisdictions, all of which could have a material adverse effect on the Fund. In addition, if the Fund does not comply with applicable laws and regulations, it could lose any licenses that it then holds for the conduct of its business and may be subject to civil fines and criminal penalties.

Additionally, changes to the laws and regulations governing Fund operations, including those associated with RICs, may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the Fund’s strategies and plans and may shift the Fund’s investment focus from the areas of expertise of the Adviser to other types of investments in which the Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of a shareholder’s investment. If the Fund invests in commodity interests in the future, the Adviser may determine not to use investment strategies that trigger additional regulation by the CFTC or may determine to operate subject to CFTC regulation, if applicable. If the Adviser or the Fund were to operate subject to CFTC regulation, the Fund may incur additional expenses and would be subject to additional regulation.

In addition, certain regulations applicable to debt securitizations implementing credit risk retention requirements that have taken effect in both the U.S. and in Europe may adversely affect or prevent the Fund from entering into securitization transactions. These risk retention rules will increase the Fund’s cost of funds under, or may prevent the Fund from completing, future securitization transactions. In particular, the U.S. Risk Retention Rules require the sponsor (directly or through a majority-owned affiliate) of a debt securitization, such as CLOs, in the absence of an exemption, to retain an economic interest in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. Given the more attractive financing costs associated with these types of debt securitizations as opposed to other types of financing available (such as traditional senior secured facilities), this increases our financing costs, which increases the financing costs ultimately be borne by the Fund’s shareholders.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension by the Biden Administration could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of the Fund or otherwise adversely affect the Fund’s business, financial condition and results of operations.

We are Subject to Risks Relating to Corporate Social Responsibility. Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in investing in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.

Our brand and reputation may be negatively impacted if we fail to act responsibly in a number of areas, such as considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand and our relationships with shareholders, which could adversely affect our business and results of operations.

Additionally, new regulatory initiatives related to ESG could adversely affect our business. The SEC has adopted final rules that, in addition to other matters, would establish a framework for reporting of climate-related risks. As of April 4, 2024, the SEC voluntarily stayed the final rules pending completion of judicial review. For example, the SEC has announced that it may require disclosure of certain ESG-related matters. There is a risk that a significant reorientation in the market following the implementation of these and further measures could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, for example, their carbon footprint or “greenwashing” (i.e., the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We are, and our portfolio companies may be, or could in the future become subject to the risk that similar measures might be introduced in other jurisdictions in the future. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability. On the other hand, certain state governments have begun to challenge the use of ESG factors in investment decisions, potentially setting up conflicting standards for the Fund to address.

Changes to the Dodd-Frank Act May Adversely Impact the Fund. The enactment of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial regulations curtailed certain investment activities of U.S. banks. As a result, alternative providers of capital (such as the Fund) were able to access certain investment opportunities on a larger scale. If the restrictions under the Dodd-Frank Act are curtailed or repealed, banks may be subject to fewer restrictions on their investment activities, thereby increasing competition with the Fund for potential investment opportunities. As a result, any changes to the Dodd-Frank Act may adversely impact the Fund.

The Fund is Subject to Risks Relating to Pay-to-Play Laws, Regulations and Policies. Many states, their subdivisions and associated pension plans have adopted so-called “pay-to-play” laws, rules, regulations or policies which prohibit, restrict or require disclosure of payments to, and/or certain contacts with, certain politicians or officials associated with public entities by individuals and entities seeking to do business with related entities, including seeking investments by public retirement funds in collective investment funds such as the Fund. The SEC also has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation with respect to a government plan investor for two years after the adviser or certain of its executives or employees makes a contribution to certain elected officials or candidates for certain elected offices. If the Adviser, its affiliates or their respective employees or affiliates violate such pay-to-play laws, rules, regulations or policies, such non-compliance could have an adverse effect on the Fund.

The Fund is Subject to Risks Relating to Government Policies, Changes in Laws, and International Trade. Governmental regulatory activity, especially that of the Board of Governors of the U.S. Federal Reserve System, may have a significant effect on interest rates and on the economy generally, which in turn may affect the price of the securities in which the Fund plans to invest. High interest rates, the imposition of credit controls or other restraints on the financing of takeovers or other acquisitions could diminish the number of merger tender offers, exchange offers or other acquisitions, and as a consequence have a materially adverse effect on the activities of the Fund. Moreover, changes in U.S. federal, state, and local tax laws, U.S. federal or state securities and bankruptcy laws or in accounting standards may make corporate acquisitions or restructurings less desirable or make risk arbitrage less profitable. Amendments to the U.S. Bankruptcy Code or other relevant laws could also alter an expected outcome or introduce greater uncertainty regarding the likely outcome of an investment situation.

In addition, governmental policies could create uncertainty for the global financial system and such uncertainty may increase the risks inherent to the Fund and its activities. For example, in March 2018, the United States imposed an additional 25% tariff under Section 232 of the Trade Expansion Act of 1962, as amended, on steel products imported into the United States. Furthermore, in May 2019, the United States imposed a 25% tariff on certain imports from China, and China reacted with tariffs on certain imports from the United States. These tariffs and restrictions, as well as other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, including imposing trade sanctions on certain U.S. products. A “trade war” of this nature has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on imports and exports. Prospective shareholders should realize that any significant changes in governmental policies (including tariffs and other policies involving international trade) could have a material adverse impact on the Fund and its investments.

The Fund will Incur Significant Costs as a Result of having Securities Registered under the Exchange Act. We will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act and other rules implemented by the SEC.

The Fund is Subject to Risks Relating to General Data Protection Regulations. In Europe, the General Data Protection Regulation (“GDPR”) was made effective on May 25, 2018, introducing substantial changes to current European privacy laws. It has superseded the existing Data Protection Directive, which is the key European legislation governing the use of personal data relating to living individuals. The GDPR provides enhanced rights to individuals with respect to the privacy of their personal data and applies not only to organizations with a presence in the European Union which use or hold data relating to living individuals, but also to those organizations that offer services to individual European Union investors. In addition, although regulatory behavior and penalties under the GDPR remain an area of considerable scrutiny, it does increase the sanctions for serious breaches to the greater of €20 million or 4% of worldwide revenue, the impact of which could be significant. Compliance with the GDPR may require additional measures, including updating policies and procedures and reviewing relevant IT systems, which may create additional costs and expenses for the Fund and therefore the shareholders. The Fund may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR. Shareholders other than individuals in the European Union may not be afforded the protections of the GDPR.

The Fund is Subject to Risks Arising from Potential Controlled Group Liability. Under certain circumstances it would be possible for the Fund, along with its affiliates, to obtain a controlling interest (i.e., 80% or more) in certain portfolio companies. This could occur, for example, in connection with a work out of the portfolio company’s debt obligations or a restructuring of the portfolio company’s capital structure. Based on recent federal court decisions, there is a risk that the Fund (along with its affiliates) would be treated as engaged in a “trade or business” for purposes of ERISA’s controlled group rules. In such an event, the Fund could be jointly and severally liable for a portfolio company’s liabilities with respect to the underfunding of any pension plans which such portfolio company sponsors or to which it contributes. If the portfolio company were not able to satisfy those liabilities, they could become the responsibility of the Fund, causing it to incur potentially significant, unexpected liabilities for which reserves were not established.

The Fund is Subject to Risks Related to Being an “Emerging Growth Company”. We will be and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) in which we have total annual gross revenue of at least $1.235 billion, or (ii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if shareholders will find our shares less attractive because we will rely on some or all of these exemptions. If some shareholders find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the 1933 Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for shareholders and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less shareholder confidence.

The Fund is Subject to Risks Arising from Compliance with the SEC’s Regulation Best Interest. Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.

No Shareholder Approval Is Required for Certain Mergers, Including the Merger. The Independent Trustees may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act, such mergers will not require shareholder approval so you will not be given an opportunity to vote on these matters unless such mergers, including the Merger, are reasonably anticipated to result in a material dilution of the NAV per share of the Fund. These mergers may involve funds managed by affiliates of Adviser, as is the case for the Merger. The Independent Trustees may also convert the form and/or jurisdiction of organization of the Fund, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.

Federal Income Tax Risks

The Fund is Subject to RIC Qualification Risks. To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

The Fund May Experience Difficulty with Paying Required Distributions. For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax. The resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Some Investments May be Subject to Corporate-Level Income Tax. We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Certain Portfolio Investments May Present Special Tax Issues. We expect to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues. U.S. federal income tax rules are not entirely clear about certain issues related to such investments such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income or excise tax.

Legislative or Regulatory Tax Changes Could Adversely Affect Shareholders. At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. The likelihood of any new legislation being enacted is uncertain. Any new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us and/or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in a Fund. Each prospective Fund investor should read this entire prospectus, the Fund’s Declaration of Trust and Bylaws and consult with its advisors before deciding whether to invest in such Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risk factors.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into, as applicable (see Footnote 7 of the “Fees and Expenses” table), and (3) fund repurchases under our share repurchase program. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.

We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 90 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).

We estimate that we will incur approximately $[ ] of organizational and offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with the offering, or approximately [ ]% of the gross proceeds, assuming maximum gross proceeds of $4,000,000,000. The Adviser has agreed to advance all of our organization and offering expenses on our behalf through the date of the Merger. We will be obligated to reimburse the Adviser for such advanced expenses only if certain conditions are met. See “Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or [  ] shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at an offering price of $25.00 per share. Such amount is subject to increase or decrease based upon our NAV per share.

The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the minimum offering amount of $100,000,000 and the maximum primary offering amount of $4,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares, and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

Maximum Offering of $1,333,333,334 Class S shares
Gross Proceeds(1)		$1,333,333,334		100.00%
Upfront Sales Load(2)		—		—%
Organizational and Offering Expenses	$	[	]	[ ]%
Net Proceeds Available for Investment		—		—%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

Maximum Offering of $1,333,333,334 Class D shares
Gross Proceeds(1)		$1,333,333,334		100.00%
Upfront Sales Load(2)		—		—%
Organizational and Offering Expenses	$	[	]	[ ]%
Net Proceeds Available for Investment		—		—%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

Maximum Offering of $1,333,333,333 Class I shares
Gross Proceeds(1)		$1,333,333,333		100.00%
Upfront Sales Load(2)		—		—%
Organizational and Offering Expenses	$	[	]	[ ]%
Net Proceeds Available for Investment		—		—%

(1)

We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, or a 2.0% cap on NAV for Class D shares or Class I Shares. We pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, and (b) for Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable on a quarterly basis in arrears based on the NAV as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity other than in connection with the Merger, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that the Fund intends to rely on to allow us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution.”
(3)

The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

PLAN OF OPERATION

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We were organized under the laws of the State of Delaware on December 15, 2023. We intend to file an election to be treated as a business development company under the 1940 Act, and as a regulated investment company for federal income tax purposes. As such, we will be required to comply with various regulatory requirements, such as the requirement to invest at least 70% of our assets in “qualifying assets,” source of income limitations, asset diversification requirements, and the requirement to distribute annually at least 90% of the sum of our investment company taxable income (as defined by the Code and determined without regard to any deduction for dividends paid) and net tax-exempt interest.

The Fund has not commenced commercial operations. Since inception, there has been no activity other than an initial $2,500 capital contribution received from HPS, our initial shareholder, in exchange for 100 shares of our Common Shares in a private offering. To date our efforts have been limited to organizational and initial operating activities, the cost of which has been paid by the Adviser on behalf of the Fund.

We have agreed to repay the Adviser for initial organization and offering costs, subject to the terms of the Expense Support and Conditional Reimbursement Agreement and the Advisor’s ability thereunder to make Expense Payments on behalf of the Fund.

It is anticipated that the Merger will occur prior to the commencement of this offering. Although we intend to merge with the Private BDC, we will only pursue such Merger if the Adviser and the Board believe market conditions are appropriate to do so. If the Merger does not occur and no shares have been purchased in this offering, the Board’s current intent is to begin to wind down and/or liquidate and dissolve the Fund in an orderly manner.

Revenues

We expect to generate revenues in the form of interest and fee income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue from various fees in the ordinary course of business, such as in the form of structuring, consent, waiver, amendment, syndication and other miscellaneous fees. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

•	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement;

•

our allocable portion of compensation (including salaries, bonuses, and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) shareholder relations, legal, operations and other non-investment professionals at the Administrator that performs duties for us; and (iii) any internal audit group personnel of HPS or any of its affiliates;

•	all other expenses of the Fund’s operations, administrations and transactions.

The Adviser agreed to advance all of our organization and offering expenses on our behalf through the closing of the initial offering. On such date, the Fund will become obligated to reimburse the Adviser for such advanced expenses and will be paid pursuant to the Expense Support Agreement. After such date, the Fund will bear all such expenses, subject to the Expense Support Agreement.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers for goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser, the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses are ultimately borne by our shareholders.

We have agreed to repay the Adviser for initial organization and offering costs, subject to the terms of the Expense Support and Conditional Reimbursement Agreement and the Adviser’s ability thereunder to make Expense Payments on behalf of the Fund. In the event the Merger does not occur, all organization and offering costs will be borne by the Adviser. As there has been no commitment of external capital to date, no such costs have been allocated to the Fund.

We intend to enter into an Expense Support and Conditional Reimbursement Agreement with the Adviser. Pursuant to the Expense Support Agreement, the Adviser may commit to pay Expense Payments, provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.

Following any calendar quarter in which Excess Operating Funds are produced, we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last Business Day of such calendar quarter have been reimbursed.

We may also enter into a credit facility or other debt arrangements to partially fund our operations, and could incur costs and expenses including commitment, origination, or structuring fees and the related interest costs associated with any amounts borrowed.

Hedging

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, swaps, options and forward contracts. These hedging activities are subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means of hedging non-U.S. dollar denominated investments.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash primarily from the net proceeds of our continuous offering of Common Shares, proceeds from net borrowings on our credit facilities, short-term borrowings, unsecured debt issuances, income earned and repayments on principal on our debt investments. The primary uses of our cash and cash equivalents are for (i) originating and purchasing debt investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings, (iv) funding repurchases under our share repurchase program and (v) cash distributions to our shareholders.

Merger

Prior to the commencement of this offering, we expect to merge with an affiliated privately offered, business development company, the Private BDC, which has the same investment adviser, substantially the same investment objectives and policies as us and the same management and advisory fees as us. The Merger will be structured as a NAV-for-NAV merger in which each holder of the Private BDC’s common shares will receive as merger consideration the right to receive Class D shares with an equal NAV. Further, no shareholder vote is required by Rule 17a-8 under the 1940 Act because (1) there are no material differences between the investment advisory agreement for the Private BDC and our Investment Advisory Agreement; (2) the majority of our Independent Trustees consists of the Independent Trustees of the Private BDC; (3) no policy of the Private BDC that could not be changed without a shareholder vote is materially different from a policy that we have; and (4) the shareholder servicing and/or distribution fees authorized to be paid by Class D Shares of the Fund pursuant to the Fund’s plan adopted in accordance with Rule 12b-1 are no greater than the shareholder servicing and/or distribution fees authorized to be paid by the Private BDC.

As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. See “The Merger” for additional information about the Merger and the Private BDC’s portfolio investments.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. We will generally invest in illiquid loans and securities including debt and equity securities of middle market companies. Because we expect that there will not be a readily available market for many of the investments in our portfolio, we expect to value many of our portfolio investments at fair value as determined in good faith by the Adviser as the Fund’s valuation designee under Rule 2a-5 under the 1940 Act, pursuant to the Fund’s valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by the Fund to review the Fund’s investments. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. See “Determination of Net Asset Value.”

Critical Accounting Policies

Basis of Accounting

The preparation of the Fund’s financial statements is in accordance with U.S. GAAP. The Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Fund deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

The Fund is required to report its investments for which current market values are not readily available at fair value. The Fund values its investments in accordance with ASC Topic 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Revenue Recognitions

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortization of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies. The Fund may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for managerial assistance rendered by the Fund to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Organizational and Offering Costs

The Fund intends to reimburse its Adviser for the third-party costs it incurs on its behalf in connection with its formation and this offering. Organizational costs to establish the Fund are charged to expense as incurred. These expenses consist primarily of legal fees and other costs of organizing the Fund. Offering costs in connection with the offering of common shares of the Fund are capitalized as a deferred charge and amortized to expense on a basis over 12 months from the commencement of operations, which has not yet occurred. These expenses consist primarily of legal fees and other costs incurred with Fund’s share offerings, the preparation of the Fund’s registration statement, and registration fees.

U.S. Federal Income Taxes

The Fund intends to elect to be taxed as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay corporate-level federal income taxes on any net ordinary income or net capital gains that the Fund distributes to its unitholders from its tax earnings and profits. To obtain and maintain the Fund’s RIC tax treatment, the Fund must meet certain source-of-income and asset diversification requirements as well as distribute at least 90% of its investment company taxable income in respect of each taxable year to the holders of its Common Shares.

INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective & Principal Investment Strategy

Our investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation. We intend to achieve our investment objective by investing primarily (generally expected to be 80%-90% of the portfolio) in newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital of upper middle market22 or larger scale companies predominantly in the U.S.

HCAP intends to invest across most of the sub-segments of the private credit market rather than focusing only on direct lending. We intend to allocate our private investment capital dynamically across the senior secured direct lending, junior capital, and special situations segments of the private credit market to seek to capture what HPS believes are compelling risk-adjusted return opportunities within different market environments. Special situations refer to investment situations where a company’s value is potentially impacted by complicating factors such as a corporate transaction, regulatory change or jurisdictionally related issue, stakeholder action, time constrained capital need or financial distress. Specifically, we will seek to achieve our investment objective by pairing a primary allocation to current income focused, first lien senior secured direct lending with smaller, dynamic allocations to more total-return oriented junior capital and special situations investments. We believe that investing across the private credit spectrum is a key differentiator between us and select competitor BDCs, who focus almost exclusively on senior secured direct lending transactions. We further believe that this combination of investments will enable us to generate attractive risk-adjusted returns comprised of both recurring current income and capital appreciation.

It is expected that HCAP’s primary allocation (generally expected to be 50%-70% of the portfolio) will be to a specialty direct lending strategy focusing on situations with perceived business or transactional complexity that require a high degree of structuring expertise to mitigate potential risk. In connection with this portion of the portfolio, the Fund will seek to invest primarily in directly originated, privately negotiated senior secured debt of upper-middle market and large scale borrowers with more complicated business models or capital structures, esoteric collateral, and/or that face timing pressures associated with strategic or refinancing needs. The loans within this portion of the portfolio are expected to be primarily floating rate instruments that typically pay current income on a quarterly basis. As a result, returns associated with this portion of the portfolio are expected to be largely current income-oriented and to be derived from contractual coupons, upfront fees/original issue discounts and, in some instances, prepayment penalties. Investments in this portion of the portfolio generally have stated terms of five to six years, and the expected average life is generally two to three years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. While the Fund intends primarily to originate loans and debt securities, it will have the ability to acquire loans and debt securities in secondary transactions.

We expect that a portion of HCAP’s portfolio (generally expected to be 15%-35% of the portfolio) will also be invested primarily in privately negotiated second lien, junior debt and debt-like securities, and, to a lesser extent, select common or other equity investments. The junior debt and debt-like securities in which we invest may include unsecured debt, mezzanine securities, preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants). In connection with this portion of the portfolio, the Fund will seek to invest primarily in large scale companies (average EBITDA typically in excess of $400mm) in developed markets that operate in industries we believe are less cyclical and have relatively low capital intensity. The second lien, junior debt and debt-like investments may be floating or fixed rate. Returns associated with this portion of the portfolio are also expected to be derived from contractual coupons, upfront fees/original issue discounts and in some instances, prepayment penalties; however, a portion of coupons and/or

[22]

We use the term “upper middle market” to generally refer to companies with earnings before EBITDA of $75 million to $1 billion annually or revenue of $250 million to $5 billion annually at the time of our investment.

returns associated with junior debt and debt-like investments are expected to be non-cash, in the form of paid-in-kind (“PIK”) interest, dividends or capital gains. As a result, the returns associated with this portion of the portfolio are expected to come from a combination of current income and capital appreciation. Debt and debt-like investments in this portion of the portfolio are generally expected to have a stated term of six to eight years, and the expected average life is generally three to four years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. Investments in this portion of the portfolio are expected to be primarily originated but may also be acquired in secondary transactions.

We expect that, to a lesser extent (generally expected to be 0%-15% of the portfolio), HCAP will also participate in privately negotiated special situation opportunities that seek to exploit market inefficiencies and to resolve complicating dynamics stemming from business, industry, issuer-specific, or other challenges that create the opportunity for attractive risk-adjusted returns. In connection with this portion of the portfolio, the Fund will seek to structure attractive risk-adjusted primary investments or purchase assets at meaningful discounts to perceived underlying value. We intend to target opportunities where we believe principal is protected in a downside scenario via covenants and structural protections, there are numerous catalysts to unlock value to the upside, and we believe we can influence or control the situation through the scale of our holdings and/or the ability to speak for new money. Although investments in this portion of the portfolio are typically senior secured, we may also invest across the capital structure, including subordinated debt, preferred equity, and may often be accompanied by equity or equity-linked securities as a form of potential return enhancement. The debt investments within this portion of the portfolio may be floating or fixed rate and coupons may be paid in the form of cash or PIK. We expect returns from this portion of the portfolio to also be a combination of current income and capital appreciation, derived from contractual coupons, upfront fees / original issue discounts, prepayment penalties, and in some instances, appreciation from the accompanying equity or equity-related securities, such as warrants. Debt investments in this portion of the portfolio are generally expected to have a stated term of three to seven years, and the expected average life is generally two to three years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. Investments in this portion of the portfolio are expected to be primarily directly originated, but initial positions may be established on a secondary basis.

Finally, our investment portfolio is also expected to include a smaller allocation (generally expected to be 10%-20% of the portfolio) to more liquid credit investments such as non-investment grade broadly syndicated loans, leveraged loans, secured and unsecured corporate bonds, and securitized credit. We intend to use these investments to maintain liquidity for our share repurchase program and manage cash before investing subscription proceeds into originated loans, while also seeking attractive investment returns. We may also invest in publicly traded securities of corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

While our investment strategy primarily focuses on companies in the United States, we also intend to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S.

We intend to use leverage to seek to enhance our returns. Our leverage levels will vary over time in response to general market conditions, the size and composition of our investment portfolio and the views of our Adviser and the Board. We expect that our debt to equity ratio will generally range between 0.5x and 1.0x.

Because we intend to elect to be regulated as a BDC, we will be required to invest at least 70% of Fund assets in “eligible portfolio companies.” Qualifying assets are generally defined as privately offered debt or equity securities of U.S. private companies or U.S. publicly traded companies with market capitalizations less than $250 million. The remainder of our portfolio may be invested in “non-qualifying” assets, such as investments in non-U.S. companies.

To qualify for and maintain qualification for taxation as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses.

Under normal circumstances, we will invest at least 80% of our net assets plus borrowings for investment purposes in capital instruments (securities throughout the capital structure of a company) issued by corporate issuers (including loans, notes, bonds and other corporate debt or equity securities).

Types of Investments

The Fund intends to create a portfolio primarily comprised of newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital investments. Senior secured debt investments may take the form of first lien (including unitranche) or second lien loans, notes, bonds, other corporate debt securities, assignments, and loan participations.

Junior capital investments will primarily consist of higher-yielding fixed and floating rate debt and debt-like investments, which may include unsecured debt, mezzanine securities, preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments. A small portion of common equity investments unrelated to the Fund’s senior and junior capital investments may also be made on an opportunistic basis.

Our liquid credit instruments may include senior secured loans, senior secured bonds, high yield bonds and structured credit instruments.

In addition to the loans and securities outlined above, the Fund also may invest in asset backed securities, leases, bridge loans, debtor-in-possession financings, total return swaps and other derivatives.

While we expect the majority of our privately negotiated assets to be directly originated, we also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments. We expect the majority of our liquid portfolio to be comprised of smaller portions of the broadly syndicated loan, bond or structured instruments purchased on either a primary or secondary basis in the market. However, in certain situations, we may also invest in structured products or broadly syndicated transactions where HPS and/or its affiliates seek an anchor-like or otherwise influential role in certain traded instruments as part of our liquid portfolio.

We expect most of our debt investments to be unrated. When rated by a nationally recognized statistical ratings organization, our investments would generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than “BBB-” by Standard & Poor’s Rating Services). Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, swaps, options and forward contracts. These hedging activities are subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means of hedging non-U.S. dollar denominated investments.

Use of Leverage

We intend to use leverage to seek to enhance our returns. Our leverage levels will vary over time in response to general market conditions, the size and composition of our investment portfolio and the views of our Adviser and Board. We expect that our debt to equity ratio will generally range between 0.5x and 1.0x. While our leverage employed may be greater or less than these levels from time to time, including until such time that we have raised substantial proceeds in this offering and acquired a diversified portfolio of investments, we are subject to the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage may take the form of revolving or term loans from financial institutions, secured or unsecured bonds, or securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing borrowings and market outlook.

The use of leverage magnifies returns, including losses. See “Risk Factors – Leverage and Senior Securities; Coverage Ratio.”

HPS and the Adviser

We are externally managed by the Adviser, a wholly-owned subsidiary of HPS. HPS is a leading global credit-focused alternative investment firm with $112 billion of assets under management.23 HPS invests primarily in non-investment grade credit and manages various strategies across the capital structure, including privately negotiated senior debt; privately negotiated junior capital solutions in debt and equity formats; liquid credit such as broadly syndicated loans, collateralized loan obligations and high yield bonds; asset-based finance and real estate. HPS has approximately 200 investment professionals and more than 660 total employees, working from fourteen offices globally.24

HPS was established in 2007 as a unit of Highbridge Capital Management, LLC, a subsidiary of J.P. Morgan Asset Management (“JPMAM”). In March of 2016, the principals and employees of HPS acquired the firm from JPMAM. In 2018, HPS secured a passive minority investment from Dyal Capital Partners to generate growth capital to further expand investment offerings and fortify the firm’s balance sheet. In 2022, Guardian Life Insurance acquired a strategic minority stake in HPS in coordination with a large-scale capital commitment to current and future investment strategies. Over the course of these transactions, JPMAM’s remaining stake in HPS was redeemed in full.

We do not have any employees. Each officer of the Fund will also be an employee of the Adviser or its affiliates.

Our day-to-day investment operations are managed by the Adviser. The Adviser will have access to HPS’s team of experienced investment professionals. The Adviser may hire additional investment professionals to provide services to us, based upon its needs. See “Investment Advisory Agreement and Administration Agreement – Investment Advisory Agreement.”

[23]

As of March 31, 2024, unless otherwise noted. AUM of private credit funds, related managed accounts and certain other closed-ended liquid credit funds represent capital commitments during such funds’ investment periods and, post such funds’ investment period, the cost of investment or NAV (including fund-level leverage but in all cases capped at capital commitments). AUM of liquid credit open-ended funds and related managed accounts other than CLOs represent the latest available NAV. AUM of CLOs and warehouses represent the par value of collateral assets and cash in the portfolio. AUM of HLEND represents NAV plus leverage (inclusive of drawn and undrawn amounts) as of the prior month-end.

[24]	As of March 31, 2024.

The Administrator

Our Administrator, HPS Investment Partners LLC, provides, or oversees the performance of, administrative and compliance services for us, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of the Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.

Market Opportunity

When HPS was founded in 2007, alternative credit was still a relatively small and emerging asset class. As the global financial crisis unfolded, a series of regulatory changes took hold, shifting a significant amount of non-investment grade risk from banks to private investment firms. This shift started a secular trend that continues to support the growth of today’s $1.6 trillion private credit industry.25 More recently, rapidly rising interest rates, slowing economic growth, and a sustained period of dampened high yield and leveraged loan issuance have set a number of transactional dynamics into motion that we believe the Fund is well positioned to capitalize on, including:

•

Regulatory Action and Public Market Volatility Likely to Continue to Drive Private Credit Demand. The global regulatory actions that followed the 2008 financial crisis significantly increased the cost of capital requirements for commercial banks, limiting their willingness to originate and retain illiquid, non- investment grade credit commitments on their balance sheets. In response, many commercial banks adopted an “underwrite and distribute” approach dependent on the health and stability of public credit markets, which HPS believes is often less attractive to corporate borrowers seeking certainty of capital. As a result, commercial banks’ share of the leveraged loan market declined from approximately 71% in 1994 to less than 25% in 2022.[26] HPS believes that more recent proposed regulatory action from the Basel Committee and U.S. bank regulators is likely to further limit commercial bank appetite for illiquid, non-investment grade debt. In HPS’s view, a potential further reduction in bank appetite taken in combination with the volatility exhibited by the public debt markets throughout a significant portion of 2022 and 2023, will drive an increased focus on private credit providers, like HPS, as an attractive alternative capital source.

•

Increasingly Large Borrowers Are Finding Value in Private Solutions. HPS believes the opportunity set has subtly shifted towards larger borrowers in recent times. Private credit’s historical focus on the middle market was driven by smaller companies’ inefficient access to capital compared to the upper end of the middle market, where companies had the option to pursue broadly syndicated solutions. However, recent public debt market volatility has made obtaining new financing more difficult and appears to have increased the value larger companies are placing on the confidentiality, efficiency and relative execution certainty that is available in the private credit market. HPS views this as a positive development as we believe upper-middle market and larger companies are more established, resilient across cycles, and offer better downside protection. During 2022 and 2023, there were 70 $1bn+ private credit transactions (approximately $142 billion of total value), as compared to 31 transactions (approximately $55 billion of total value) from 2019 through 2021 combined.[27] Throughout this period, private credit demonstrated its capacity to consistently facilitate multi-billion dollar financings across market environments. HPS believes that as borrowers and debt advisors become more aware of the depth in the private debt space that has been created by scaled providers, they will increasingly weigh

[25]	Source: Preqin Special Report: The Future of Alternatives in 2028
[26]	Source: S&P LCD Quarterly Leveraged Lending Review 4Q 2022, Primary Investor Market: Banks vs. Non-bank. Data available through 2022 only due to significant decline in loan issuance in 2023.
[27]

Source: KBRA DLD (Direct Lending Deals), as of December 31, 2023. Represents total volume of direct lending market transactions in the U.S. and Europe with a tranche size greater than or equal to $1 billion.

this option against public market alternatives. HPS believes the benefits of this growing opportunity set at the upper end of the market will accrue to the largest direct lending and junior capital players, like HPS, as scale is a prerequisite for providing certainty.

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Significant Near-Term Refinancing Needs Create a Variety of Opportunities. As of January 31, 2024, there were approximately $90 billion of leveraged loans scheduled to mature prior to the end of 2025 and more than $180 billion scheduled to mature prior to year-end 2026.[28] While progress addressing shorter-term maturities has been made relative to year-end 2022 (which were the largest two- and three-year maturities volumes in recent history),[29] most of the reduction has been concentrated in higher rated issuers, specifically BB and B+ names. Downgrade risk generally becomes more pronounced the closer an issuer gets to maturity. Research suggests that the incremental financing costs associated with a downgrade can, in some circumstances (particularly those related to a B-downgrade to CCC+), significantly more than offset any potential future benefits of easing base rates.[30] HPS believes that many B/B- companies with limited public market options are willing to pay a premium for the greater certainty of execution that a private credit solution can offer. HPS expects refinancing to be a key driver of investment activity in 2024 and 2025 across its specialty direct lending, junior capital and special situations strategies. HPS believes its diversified sourcing approach, private/public non-investment grade cross-markets capabilities, scaled and flexible capital base, strong structuring experience and focus on credit documentation positions it well to evaluate and compete for attractive refinancing opportunities.

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Cash flow Pressures May Drive Opportunities for Junior Capital Solutions. Given the fastest Federal Reserve tightening cycle in decades and the market’s expectation of a “higher for longer” interest rate environment, many corporate issuers are having to deal with the cash flow implications of heightened interest expenses. This has especially impacted those issuers with a significant portion of their capital structure comprised of floating rate debt. Facilities structured with PIK interest or PIK flexibility through a PIK toggle can help alleviate the higher interest expense burden on unlevered free cash flow generation and allow companies to continue investing in and growing their businesses. However, these types of features are not typically available in high yield or syndicated first and second lien leveraged loan markets. HPS believes this represents a growing opportunity, especially for junior capital investment strategies. HPS further believes that flexible junior capital structures that can pay-in-kind interest on all or a portion of the loan for a defined period or through maturity in exchange for a spread premium can be attractive solutions that have the potential to earn compelling risk-adjusted returns in this environment.

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Significant Uninvested Private Equity Capital May Drive Junior Capital Demand as LBO Activity Increases. HPS estimates that the $1.04 trillion of uninvested private equity buyout capital as of December 31, 2023[31] may require approximately $625 billion of associated subordinated debt financing.[32] There are a limited number of scaled junior capital providers across the industry, and the current amount of available mezzanine capital is estimated to be approximately $65 billion,[33] or approximately 10% of the total estimated financing need. HPS believes that as M&A volumes and LBO activity increase, the resulting financing demand and relatively limited supply of available capital should create a junior capital investment environment with attractive risk-adjusted return potential. As one of the largest global providers of junior capital solutions, HPS believes it would be well positioned to compete in such an environment.

[28]	Source: J.P. Morgan as of January 31, 2024.
[29]	Source: PitchBook LCD; Morningstar LSTA US Leveraged Loan Index.
[30]	Source: Morgan Stanley Research as of September 15, 2023.
[31]	Source: Preqin as of December 31, 2024.
[32]

Source: HPS estimates as of December 31, 2023. Potential financing requirement based on $1.04 trillion of estimated private equity buyout capital and assumes deals will be financed with 40% equity and 60% debt and subordinated debt will account for approximately 40% of the debt capital structure.

[33]	Source: Preqin as of December 31, 2023.

•

Inflationary Pressures, Slower Growth and High Interest Rates May Create Special Situations Opportunities. Fiscal and monetary policy makers took unprecedented actions in concert to preserve aggregate economic demand during the COVID-19 pandemic. In effect, these actions were successful in maintaining demand, however labor and supply chain shortages have left many businesses constrained in their ability to meet this demand. As a result, several companies are seeing increased input costs, both in materials and labor. Many businesses may not be able to push through these increased costs, resulting in reduced margins. To the extent these businesses are highly leveraged or have pending maturities, they may face financial challenges that create opportunities for special situations investment strategies. Higher interest rates for longer will potentially increase stress on levered capital structures. HPS believes this could cause substantial liquidity challenges in the years ahead as otherwise healthy companies are forced to refinance fixed debt and service floating debt issued in a much lower interest rate environment, creating opportunities for special situation investors, like HPS. We believe these opportunities could include private “bridge” financing to longer-term capital solutions and/or the ability to take advantage of existing weak documentation (particularly in public credit markets) to lend at more senior levels, effectively “priming” existing debt holders.

Potential Competitive Strengths

HPS has sought to structure its business model and investment approach to deliver compelling risk-adjusted returns to investors and shareholders in its funds on a consistent basis across market cycles. As a result, HPS seeks to have access to the broadest possible investment opportunity set; leverage its strategic advantages to minimize competition; make thoughtful relative value investment decisions; and effectively mitigate downside risk.

HPS believes that its diversified sourcing approach, flexible capital solutions, ability to successfully navigate complexity and willingness to execute at scale are key differentiators that help it to maximize the investment opportunity set while limiting competitive dynamics. HPS then seeks to apply its analytically rigorous investment process to make thoughtful decisions about relative risk-adjusted return potential and mitigate potential downside risk. We believe that we benefit from the following key competitive strengths of HPS in pursuing our investment strategy:

•

Diversified Sourcing Approach. HPS believes its diversified sourcing approach sets its platform apart from many of its peers. While the vast majority of peers focus their sourcing almost exclusively on financial sponsors and lending to businesses controlled by them, HPS has built an extensive sourcing network, inclusive of non-sponsor channels such as of direct relationships with management teams across a breadth of private and public companies, investment and commercial banks, debt advisory firms, other financial intermediaries, and formal partnerships and strategic arrangements with select financial institutions, as well as private equity sponsors. HPS has also developed the deep industry expertise, legal, and forensic capabilities necessary to perform detailed business, financial and legal due diligence in house. As a result, since HPS’s inception, it has sourced more than 60% of its private investments from non-sponsor channels and less than half of its private investments have been made in conjunction with financing LBO activity undertaken by private equity sponsors.[34]

While this multi-pronged sourcing approach is resource and effort intensive, HPS believes that it generates a significant pipeline of investment opportunities, enables greater consistency of deal flow across various market environments, and offers the potential for more compelling risk-adjusted returns.

HPS is also actively engaged with financial sponsors and believes that its ability to flex in and out of both sponsor and non-sponsor transactions allows it to remain nimble and optimize its opportunity set across different market environments. In normal market conditions, when capital is ample and sponsor-driven transactions tend to be widely bid out and won by the most competitive terms provider, HPS

[34]

As of December 31, 2023 based on the total face value committed across HPS Private Credit strategies, including Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending. For illustrative purposes only. Additional information on HPS’s Private Credit portfolio can be provided on request.

may source a greater portion of its investments from non-sponsor channels. In more dislocated markets, when scaled capital is scarce and sponsors are willing to be more flexible on economics and lender structural protections to achieve certainty of execution, HPS may invest in a larger percentage of sponsor-driven transactions.

HPS believes its investors value its diversified sourcing approach because they believe it produces a more distinct portfolio that is less correlated to the more sponsor-heavy private credit offerings; provides access to a larger, more diversified universe of companies to invest in; and enables them to invest at a more consistent pace over market cycles.

•

Capital Flexibility. HPS believes that the breadth of its investment capabilities enable it to invest in scale across both the junior and senior portions of the capital structure and in both private and public markets. The majority of HPS’s 163 private credit investment professionals[35] are shared across strategies, and HPS operates without informational barriers between its private and liquid investment professionals. HPS seeks to encourage and reward cross-functional sharing of issuer, industry and market perspectives, and strives to match investment opportunities with the optimal capital pool regardless of entry point to the firm. HPS believes that its capital flexibility and one-firm approach enable it to effectively position itself as a “one-stop” solution provider for companies seeking capital, offer multiple potential alternatives, and shift to better address borrower needs as they change throughout a transaction with the market environment or other factors. HPS believes that this increases the opportunity set for shareholders and provides it with a competitive advantage relative to other capital providers with narrower platforms or more siloed operating models. HPS believes that its flexible capital solutions and operating model also enables it to grow and evolve with its portfolio companies — staying with credits it knows well and believes in as they “graduate” to more diversified capital structures or public markets.

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Scaled, Durable Capital. Scaled capital has been a key factor in capturing investment opportunities in prior funds managed by HPS and HPS seeks to use its scaled and durable capital base as a competitive advantage. The scale of the HPS platform, including managed accounts and similar investment vehicles, allows it to commit to investments of over $1 billion. HPS believes that there is a finite set of competitors who can provide and solely hold investments of this size and service these larger scale borrowers. HPS believes it is further differentiated by its ability to commit and hold positions of this size across both the senior and junior portions of the capital stack. Lastly, HPS believes that its largely institutional capital base enables it to consistently deploy capital across market cycles, particularly in periods of dislocation when firms that are more dependent on retail flows may be less active.

HPS seeks to use its scale to access significant ($400mm +) tranche size investment opportunities in upper-middle market and larger companies. HPS believes that these opportunities offer compelling risk-adjusted return potential. With fewer capital providers having the ability to transact at this size, HPS believes these opportunities offer favorable competitive dynamics that can lead to attractive economics and more lender friendly structural terms. In addition, HPS feels that this segment of the market can offer greater potential downside protection, as it believes larger businesses tend to be better positioned to manage economic pressures given more diversified customer and supplier bases, greater brand awareness, and more strategic importance within their industry.

HPS also seeks to use its scale to secure a sole or leadership role within the investment tranche. HPS believes that being the sole or majority investor in a debt tranche can provide the funds that it and its affiliates advise with enhanced downside protection by enabling HPS to better control investment structuring and documentation and to maintain strong connectivity with the borrower’s management team. HPS believes that this type of control is also particularly important in situations where a specific credit becomes challenged and needs to be restructured.

HPS believes that scale is becoming increasingly important as the number of very large direct lending transactions occurring in the market accelerates. From 2019 to 2020, there were 11 $1 billion+

[35]	As of February 29, 2024.

transactions totaling more than $16 billion. From 2021 to 2022, there were 50 $1 billion+ transactions totaling more than $100 billion. In 2023, there were 35 $1 billion + transactions totaling approximately $71 billion.36 The HPS platform has led or co-led 36 $1 billion + deals since 2019.37

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Navigating Complexity. HPS believes its willingness to embrace complexity, such as complicated business models, esoteric underlying collateral, strained capital structures, and/or timing pressures, is a key differentiating factor relative to its competitors. HPS finds that other market participants often misprice risk in these situations because the borrower’s business or collateral metrics do not fit neatly into pre-defined underwriting models. HPS believes that these types of opportunities may offer disproportionate risk-adjusted return potential as there may be fewer willing lenders with the requisite expertise to underwrite these investments and borrowers with this type of profile may be more willing to pay premium economics and agree to more robust lender protections in exchange for execution certainty.

Through careful diligence, HPS aims to identify additional sources of collateral and cash flow to support an investment. HPS then seeks to utilize thoughtful investment structures, inclusive of customized covenant packages and collateral protections, to mitigate risk. Lastly, HPS pursues what it believes are appropriate economic terms to compensate for the risk and effort involved in the transactions. HPS believes that addressing complexity through creative pricing and structure can generate potential investment opportunities that may offer attractive, uncorrelated returns, HPS further believes that the capability to navigate complexity to identify a potentially mispriced investment opportunity is particularly important in environments where volatility and uncertainty around economic growth is common.

•

Global Reach. HPS was built with global capabilities and has approximately 30% of its investment professionals[38] and more than 30% of its private capital invested outside North America.[39] HPS launched its European operations in 2007 and Asian operations in 2015 and believes it is well established and has strong brand awareness in each of these geographies. HPS seeks to leverage its strong global positioning to dynamically deploy capital to the opportunities that it feels represent the most attractive risk-adjusted returns on a relative basis globally at any point in time.

•

Emphasis on Capital Preservation. Capital preservation is a core component of HPS’s investment philosophy. In addition to its focus on established upper middle market and larger companies, HPS employs a highly selective and rigorous due diligence and investment evaluation process focused on identification of potential risks, when evaluating its directly originated private investments. HPS believes tight credit structuring is a fundamental part of the risk and recovery calculus, as the illiquidity in private credit means that secondary market liquidity is not a reliable risk mitigant. HPS has also built a deep bench of restructuring, workout and value enhancement professionals with an average of 30 years of workout experience,[40] who work on an integrated basis to actively risk manage each investment throughout its life.

The Board

Our business and affairs are managed under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. Among other things, our Board sets broad policies for us,

[36]

Source: KBRA DLD (Direct Lending Deals), as of December 31, 2023. Represents total volume of direct lending market transactions in the U.S. and Europe with a total tranche size greater than or equal to $1 billion. Note: KBRA DLD periodically restates historical values for accuracy.

[37]

As of December 31, 2023. Represents investments made in Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending strategies. Based on total tranche size including incremental investments that may have occurred after the closing date of the initial investment.

[38]	As of February 29, 2024.
[39]	Private credit invested capital as of December 31, 2023.
[40]	As of December 31, 2023.

approves the appointment of our investment adviser, administrator and officers, and has oversight of the valuation process used to establish the Fund’s NAV, financing arrangements and general corporate governance activities. The role of our Board, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

Our Board consists of seven Trustees, four of whom are not “interested persons” of the Fund or of the Adviser and its affiliates as defined in Section 2(a)(19) of the 1940 Act and are “independent” as determined by the Board (the “Independent Trustees”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process for the Fund.

The Investment Committee

The management of our investment portfolio is the responsibility of the Adviser and the investment committee (the “Investment Committee”). The Investment Committee is currently comprised of Michael Patterson, Scott Kapnick, Scot French, Purnima Puri, Faith Rosenfeld, Colbert Cannon, Andersen Fisher, Jeffrey Fitts, Vikas Keswani, and Mark Rubenstein. Michael Patterson and Scot French are the co-lead portfolio managers of the strategy. A portion of the Investment Committee, including Colbert Cannon, Andersen Fisher, Jeffrey Fitts, Vikas Keswani and Mark Rubenstein, has the most significant responsibility for assisting Mr. Patterson and Mr. French with the day-to-day management of our portfolio. HPS may change the composition of the Investment Committee and the Investment Team at any time, and HPS may add additional senior Investment Team members to the Investment Committee over time.

The Investment Team

The HPS Investment Team is comprised of approximately 200 investment professionals, including more than 160 professionals focused on private credit and approximately 40 liquid credit investment professionals.41 The collective Team has extensive experience investing across market environments. Senior Team members have 22 years of experience on average, and over 78% of the Senior Team was active in the industry during the Global Financial Crisis.42

The private credit Investment Team includes industry and regional specialists, as well as restructuring and value enhancement experts to manage underperforming assets and optimize positions post work out. HPS private credit investment professionals operate on a “cradle to grave” basis, meaning that they are accountable for an investment from identification through diligence and structuring and maintain responsibility for risk management throughout the investment life. HPS believes that this approach can lead to (i) greater connectivity between HPS and a borrower’s management team, (ii) enhanced access to borrower details and (iii) increased accountability to help reduce the inherent risk of knowledge loss in circumstances where the sourcing, diligence and monitoring roles are fragmented.

The liquid credit investment team’s expertise spans non-investment grade public loan, bond and structured credit markets.

[41]	As of December 31, 2023.
[42]	Based on investment professionals with a Managing Director title. Data as of February 29, 2024.

Investment Approach

The foundation of the HPS investment approach is intellectual rigor and discipline. HPS intends to apply a highly disciplined and analytically rigorous approach to sourcing, vetting, selecting and structuring the Fund’s directly originated private investments.

•

Maximization of Opportunity Set. HPS seeks to build a strong pipeline of investment opportunities by pursuing a highly diversified sourcing approach designed to maximize the number of investment opportunities that enter its investment evaluation and selection process. HPS maintains relationships across a breadth of public and private companies, investment and commercial banks, debt advisory firms, and other financial intermediaries, as well as private equity sponsors. Since its inception, HPS has sourced more than 60% of its private investments from non-sponsor channels.[43] HPS believes this approach enables it to see and evaluate a larger number of potential opportunities relative to its peers, access more consistent deal flow across market environments, and flex its capital allocation towards what it believes are the most compelling risk-adjusted return opportunities at any given time.

•

Rigorous Investment Screening and Selection. The Investment Team expects to apply a highly selective, disciplined investment approach to the substantial transaction sourcing pipeline. As a result, the Investment Team expects to invest in only a select number of attractive investment opportunities relative to the entire opportunity set. The investment screening and selection process is comprehensive and iterative, typically involving multiple points of review. From the pipeline phase, certain investments proceed to an initial screening discussion that focuses on establishing the framework for the viability of the investment opportunity and the reasons to make the investment (e.g., leading market share, sustainable franchise and brand value, and value-add products or services). When evaluating a potential investment, our Investment Team typically focuses on a combination of business stability, asset values and contractual protections. We generally seek to prioritize opportunities where the issuer may place greater emphasis on certain non-economic characteristics, such as certainty of scaled capital, creative financing solutions, an ability to understand complexity of capital structure or business risk, and/or confidentiality of operating and financial performance. HPS believes that when facing these characteristics, we have a competitive edge over certain syndicated financing solutions or other competitive alternative credit investment platforms (both of which typically have a lower cost of capital). This rigorous selection process helps the Investment Team focus on situations where the Adviser believes we have a competitive edge to capitalize on an investment opportunity.

•

Fundamental Analysis and Due Diligence. The Investment Team’s approach to investment selection is anchored around seeking to conduct robust upfront due diligence. The Investment Team’s due diligence and risk management processes seek to utilize and benefit from the substantial resources within HPS, as well as the Investment Team’s extensive relationships with management teams, industry experts, consultants, and outside advisors. In addition, the Investment Team seeks to employ a comprehensive investment review, which may include in-depth due diligence and full credit analysis on transaction drivers, investment thesis, review of business, industry and borrower risks and mitigants, undertaking a competitive analysis, management calls/meetings, reviewing and performing financial analysis of historical results, preparing detailed models with financial forecasts, examining legal structure/terms/collateral, performing relative value analysis, employing external consultants and/ or other considerations that the Investment Team deems appropriate.

•

Structuring and Negotiating Downside Protection Mechanisms. From an investment process perspective, the Investment Team spends a significant amount of time and resources on structuring prior to committing to an investment, integrating both business-specific due diligence and risk findings into the overall structure and covenants of a particular transaction. HPS believes that the upfront

[43]

As of December 31, 2023. Based on the total face value committed across HPS Private Credit strategies, including Strategic Investment Partners, Specialty Direct Lending, and Core Senior Lending. For illustrative purposes only. Additional information on HPS’s Private Credit portfolio can be provided on request.

structuring of these mechanisms is critical to providing the Adviser with the tools needed to manage underperforming investments while seeking to preserve principal.

•

Ongoing Monitoring Process. The Investment Team seeks to actively monitor the activities and the financial condition of portfolio companies, including through meetings with management and/or access to monthly or quarterly operating and financial information. In select instances (often related to junior capital investments), HPS may also seek positions on or observation rights of the board of directors of portfolio companies. Taken together, this monitoring is designed to allow the Adviser to better evaluate investments’ performance versus plan and attempt to address any underperforming investments proactively. Once underperformance has been identified, the Investment Team generally seeks to proactively work with the company’s management team and/or equity owner to better understand the issue and, where possible, to identify the best path to address the issues driving underperformance. In most instances, the Team believes that this proactive approach will assist in mitigating the potential impact of underperformance, particularly in the case of the Fund’s junior capital investments.

•

Team Consistency and Disciplined Approach. HPS generally seeks to employ a “cradle to grave” approach with respect to its investments such that the Investment Team is responsible for sourcing the investment, investment due diligence, structuring, and monitoring the investment until the investment is exited. HPS believes that this is a distinctive approach that can lead to (i) greater connectivity between HPS and a borrower’s management team, (ii) enhanced access to borrower details and (iii) increased accountability to help reduce the inherent risk of knowledge loss in circumstances where the sourcing, diligence and monitoring roles are fragmented.

By adhering to the platform’s core principles of rigorous fundamental analysis, significant due diligence and active risk management, the Investment Team seeks to build an investment portfolio that it believes will generate an attractive risk-adjusted return profile.

Merger

Prior to the commencement of this offering, we expect to complete the Merger with an affiliated privately offered, business development company, the Private BDC, which has the same investment adviser, substantially the same investment objectives and policies as us and the same management and advisory fees as us. As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. See “The Merger” for additional information about the Merger and the Private BDC’s portfolio investments.

Allocation of Investments

The Adviser and/or HPS provide investment management services to business development companies, investment funds, client accounts and proprietary accounts that HPS and/or the Adviser may establish. The Adviser shares any investment and sale opportunities with its and HPS’s other clients and us in accordance with applicable law, including the Advisers Act, firm-wide allocation policies (any such policy that covers the Adviser and HPS, a “firm-wide” policy), and an exemptive order from the SEC permitting co-investment activities (as further described below), which generally provide for sharing eligible investments pro rata among the eligible participating funds and accounts, subject to certain allocation factors. Subject to the Advisers Act, certain other clients of the Adviser or certain clients of HPS may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.

As a BDC regulated under the 1940 Act, the Fund will be subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our Board has established the Board

Established Criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private funds sponsored or managed by the Adviser, HPS or their affiliates that target similar assets. If an investment falls within the Board Established Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (e.g., based on investment strategy). The co-investment would generally be allocated to us, the Adviser’s other clients and the funds managed by HPS or its affiliates that target similar assets pro rata based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

HPS and its affiliates are actively engaged in advisory and management services for multiple collective investment vehicles and managed accounts that may compete with the Fund for investment opportunities. As permitted by the exemptive order, and subject to the 1940 Act and the conditions of the co-investment order issued by the SEC, the Fund may, under certain circumstances, co-invest with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co-invest in the same securities, conflicts of interest may still arise.

To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co-investments, the Fund and HPS or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by HPS or an affiliated account, the Adviser may be presented with decisions when the interests of the two co-investors are in conflict. See “Risk Factors —The Fund is Subject to Risks Relating to Allocation of Investment Opportunities and Related Conflicts.”

Competition

The business of investing in senior secured debt and junior capital investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional participants, such as private credit funds, hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of CLOs and other structured loan funds. In addition, given our target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for us, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that we intend to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to or that overlap in some with ours, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect our ability to participate in attractive investment opportunities and/or cause us to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets our objectives. We may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party service providers.

Non-Exchange Traded, Perpetual-Life BDC

The Fund is non-exchange traded, meaning its shares are not listed for trading on a stock exchange or other securities market, and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, who’s common shares are intended to be sold on a continuous basis at regular frequency at a price generally equal to our NAV per share. In our perpetual-life structure, we may, at our discretion, offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce our risk of being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by the Declaration of Trust or otherwise to effect a liquidity event at any time.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by the Adviser, in which disclosed in the offering materials was a date or time period at which the program might be liquidated, and whether the prior program(s) in fact liquidated on or around that date or during the time period. As of the date of this prospectus, the Adviser has not sponsored any prior public programs responsive to FINRA Rule 2310(b)(3)(D).

Emerging Growth Company

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We are and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of the commencement of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation (including salaries, bonuses and benefits) paid by the Administrator (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs).

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the Fund’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets would be Qualifying Assets. We may also invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we generally would not meet the diversification tests in order to qualify for taxation as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance, with this 150% threshold to be approved by an initial shareholder vote. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We may enter into credit facilities, unsecured notes, and other financing arrangements to facilitate our investment objectives. Such credit facilities typically bear interest at floating rates spreads over secured overnight financing rate (“SOFR”) or other applicable reference rates. Shareholders will bear the costs associated with any borrowings under our financing arrangements. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. We would typically have to post collateral to cover this potential obligation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. See “Risk Factors—The Fund is Subject to Risks Associated with Forming CLOs.” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. Prior to acceptance of any subscriptions in this offering, we and the Adviser will each adopt a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are permitted and made in accordance with the code’s requirements.

Compliance Policies and Procedures. Prior to acceptance of any subscriptions in this offering, we and our Adviser will have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and will be required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a Chief Compliance Officer to be responsible for administering the policies and procedures. Gregory MacCordy currently serves as our Chief Compliance Officer.

Affiliated Transactions. The Adviser and/or HPS provide investment management services to business development companies, investment funds, client accounts and proprietary accounts that HPS and/or the Adviser may establish. The Adviser shares any investment and sale opportunities with its and HPS’s other clients and us in accordance with applicable law, including the Advisers Act, firm-wide allocation policies (any such policy that covers the Adviser and HPS, a “firm-wide” policy), and an exemptive order from the (as further described below), which generally provide for sharing eligible investments pro rata among the eligible participating funds and accounts, subject to certain allocation factors.

As a BDC regulated under the 1940 Act, we are subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our Board intends to establish Board Established Criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private funds sponsored or managed by the Adviser or HPS that target similar assets. If an investment falls within the Board Established Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (e.g., based on investment strategy). The co-investment would generally be allocated to us, the Adviser’s other clients and the HPS funds that target similar assets pro rata based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Under the Fund’s Declaration of Trust, no person other than the Trustees or the Shareholders shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund and such actions, suits or other proceedings are subject to certain requirements (see section 13.3, Derivative Actions, of the Declaration of Trust) and, to the fullest extent permitted by Delaware law, the Shareholders’ right to bring direct actions against the Fund and/or its Trustees is eliminated (see section 13.4, Direct Actions, of the Declaration of Trust). Notwithstanding anything to the contrary in the Declaration of Trust, the Fund notes that nothing contained in Sections 13.3 or 13.4 of the Declaration of Trust shall apply to claims arising under federal securities laws.

THE MERGER

Prior to the commencement of this offering, we expect to merge with an affiliated privately offered, business development company, the Private BDC, which has the same investment adviser, substantially the same investment objectives and policies as us and the same management and advisory fees as us. The Merger will be structured as a NAV-for-NAV merger in which each holder of the Private BDC’s common shares will receive as merger consideration the right to receive Class D shares with an equal NAV. Further, no shareholder vote is required by Rule 17a-8 under the 1940 Act because (1) there are no material differences between the investment advisory agreement for the Private BDC and our Investment Advisory Agreement; (2) the majority of our Independent Trustees consists of the Independent Trustees of the Private BDC; (3) no policy of the Private BDC that could not be changed without a shareholder vote is materially different from a policy that we have; and (4) the shareholder servicing and/or distribution fees authorized to be paid by Class D Shares of the Fund pursuant to the Fund’s plan adopted in accordance with Rule 12b-1 are no greater than the shareholder servicing and/or distribution fees authorized to be paid by the Private BDC. As of June 30, 2024, the Private BDC had gross assets of approximately $521.1 million, and net assets of approximately $405.0 million. The following is a list of each portfolio investment held by the Private BDC as of June 30, 2024. The financial data contained in this schedule of investments is unaudited.

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Non-Controlled/Non-Affiliated
First Lien Debt
Aerospace and Defense
PCX Holding Corp. (4)(10)	SF+6.25%	11.73%	4/22/2027	$1,130	$1,085	$1,085
PCX Holding Corp. (4)(10)	SF+6.25%	11.75%	4/22/2027	1,181	1,134	1,135
PCX Holding Corp. (4)(10)	SF+6.25%	11.73%	4/22/2027	2,251	2,161	2,163
WP CPP Holdings, LLC (4)(10)	SF+7.50% (incl 4.13% PIK)	12.85%	11/30/2029	39,781	38,908	39,440

					43,288	43,823	10.82%

Asset Based Lending and Fund Finance
CRSS HPS LLC (4)(5)(10)	SF+6.75%	12.18%	12/21/2026	1,422	1,399	1,400

					1,399	1,400	0.35%

Automobiles and Parts
Tenneco Inc (8)(14)	SF+4.75%	10.18%	11/17/2028	4,987	4,900	4,791

					4,900	4,791	1.18%

Chemicals
Endo Finance Holdings Inc (8)(14)	SF+4.50%	9.83%	4/23/2031	5,000	5,013	5,000
Kensing, LLC (4)(10)	SF+7.25%	12.72%	5/31/2028	693	691	676
Kensing, LLC (4)(10)	SF+7.25%	12.72%	5/31/2028	2,812	2,803	2,743
Kensing, LLC (4)(10)	SF+7.25%	12.72%	5/31/2028	7,871	7,725	7,678
Lummus Technology Holdings V LLC (7)(14)	SF+3.50%	8.96%	12/31/2029	7,481	7,537	7,519

					23,769	23,616	5.83%

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Construction and Materials
ADG Acquisition, LLC (4)(11)	SF+8.00%	13.54%	4/11/2028	156	156	156
ADG Acquisition, LLC (4)(11)	SF+8.00%	13.42%	4/11/2028	6,969	6,952	6,957
Powerhouse Intermediate, LLC (4)(6)(10)	SF+6.25%	11.85%	1/12/2027	819	471	475
Powerhouse Intermediate, LLC (4)(10)	SF+6.25%	11.85%	1/12/2027	2,002	1,990	2,013

					9,569	9,601	2.37%

Consumer Services
American Academy Holdings, LLC (4)(13)	SF+9.75% (incl 5.25% PIK)	15.21%	6/30/2027	6,430	6,432	6,429
American Academy Holdings, LLC (4)(6)(13)			6/30/2027	160	—	—
Asurion Corporation (7)(14)	SF+3.25%	8.71%	12/23/2026	4,987	4,962	4,952
Edmentum Ultimate Holdings, LLC (4)(10)	SF+7.00%	12.48%	7/26/2027	5,430	5,248	5,247
Grant Thornton LLP (7)(14)	SF+3.25%	8.60%	6/2/2031	5,625	5,625	5,648

					22,267	22,276	5.50%

Electricity
Hamilton Projects Acquiror, LLC (8)	SF+3.75%	9.09%	5/31/2031	10,000	9,975	10,077

					9,975	10,077	2.49%

Finance and Credit Services
Consolidated Information Services Solutions, LLC (4)(10)	SF+7.47%	12.95%	3/12/2026	541	514	523
Consolidated Information Services Solutions, LLC (4)(10)	SF+7.47%	12.95%	3/12/2026	2,310	2,195	2,231

					2,709	2,754	0.68%

General Industrials
Bakelite US Holdco Inc (8)(14)	SF+3.50%	8.83%	5/29/2029	2,000	2,013	2,011
Capripack Debtco PLC (4)(5)(10)	E+6.75% (incl 2.50% PIK)	10.64%	1/3/2030	€5,144	5,439	5,441

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Capripack Debtco PLC (4)(5)(10)	E+6.75% (incl 2.50% PIK)	10.64%	1/3/2030	€27,693	29,279	29,295
Formerra, LLC (4)(10)	SF+7.25%	12.74%	11/1/2028	235	233	234
Formerra, LLC (4)(10)	SF+7.25%	12.73%	11/1/2028	5,842	5,799	5,807
TMC Buyer Inc (8)	SF+6.00%	11.33%	6/30/2028	3,878	3,856	3,878

					46,619	46,666	11.52%

Health Care Providers
AthenaHealth Group Inc. (8)(14)	SF+3.25%	8.59%	2/15/2029	9,975	10,003	9,954

					10,003	9,954	2.46%

Household Goods and Home Construction
Lasko Operation Holdings, LLC (4)(10)	SF+8.00% (incl 1.50% PIK)	13.48%	10/31/2024	2,436	2,402	2,319

					2,402	2,319	0.57%

Industrial Engineering
Time Manufacturing Holdings, LLC (4)(9)	SF+6.50%	12.00%	12/1/2027	2,576	2,465	2,500

					2,465	2,500	0.62%

Industrial Support Services
Allied Universal Holdco LLC (8)	SF+3.75%	9.19%	5/12/2028	7,481	7,499	7,460
Atlas Intermediate III, L.L.C. (4)(10)	SF+8.25% (incl 4.00% PIK)	13.58%	10/31/2029	8,838	8,645	8,762
Becklar, LLC (4)(10)	SF+6.85%	12.29%	12/21/2026	659	655	655
Becklar, LLC (4)(10)	SF+6.85%	12.29%	12/21/2026	1,511	1,502	1,503
Kowalski Trust (4)(5)		14.00%	5/31/2034	16,838	16,505	16,504
PEX Holdings LLC (4)(6)(10)	SF+5.25%	10.48%	6/11/2027	628	523	523
PEX Holdings LLC (4)(10)	SF+5.25%	10.60%	12/11/2027	6,885	6,895	6,859
Soliant Lower Intermediate LLC (7)(14)	SF+3.75%	9.08%	6/20/2031	2,750	2,722	2,750
TruckPro, LLC (4)(11)	SF+7.75%	13.23%	8/16/2028	3,509	3,454	3,350
W3 TopCo LLC (4)(10)	SF+6.50%	11.83%	3/22/2029	13,800	13,278	13,433

					61,678	61,799	15.26%

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Industrial Transportation
The Pasha Group (4)(10)	SF+7.25%	12.73%	7/17/2026	18,450	18,123	18,227

					18,123	18,227	4.50%

Investment Banking and Brokerage Services
1251 Financing Company, LLC (4)(10)	SF+7.00%	12.46%	5/7/2026	940	915	938
1251 Financing Company, LLC (4)(10)	SF+7.00%	12.48%	5/7/2026	840	817	838
Travelex Issuerco 2 PLC (4)(5)(12)	SN+8.00%	13.21%	9/22/2028	£1,770	2,093	2,241

					3,825	4,017	0.99%

Media
MBS Services Holdings, LLC (4)(10)	SF+6.75% (incl 0.75% PIK)	12.23%	2/26/2026	3,924	3,893	3,922
MBS Services Holdings, LLC (4)(10)	SF+6.75% (incl 0.75% PIK)	12.23%	2/26/2026	1,018	1,010	1,018
MBS Services Holdings, LLC (4)(10)	SF+6.75% (incl 0.75% PIK)	12.22%	2/26/2026	1,534	1,522	1,533
MBS Services Holdings, LLC (4)(6)(10)			2/26/2026	110	(1)	—
Mood Media Borrower, LLC (4)(10)	SF+6.75%	12.23%	12/31/2025	20,095	20,050	20,095
Mood Media Borrower, LLC (4)(10)	SF+6.75%	12.23%	12/31/2025	703	703	703
Mood Media Borrower, LLC (4)(6)(10)			12/31/2025	1,761	(4)	—
Showtime Acquisition, L.L.C. (4)(10)	SF+6.25%	11.68%	8/7/2028	11,929	11,709	11,929
Showtime Acquisition, L.L.C. (4)(10)	SF+6.50%	11.93%	8/7/2028	3,520	3,465	3,520
Showtime Acquisition, L.L.C. (4)(10)	SF+6.50%	11.93%	8/7/2028	203	200	203
Showtime Acquisition, L.L.C. (4)(6)(12)			8/7/2028	262	(4)	—

					42,543	42,923	10.60%

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Medical Equipment and Services
Femur Buyer, Inc. (4)(10)	SF+8.25% (incl. 4.50% PIK)	13.59%	3/18/2030	21,409	20,905	20,758
Patriot Acquisition Topco S.À R.L. (4)(5)(6)(10)			1/29/2028	61	(1)	1
Patriot Acquisition Topco S.À R.L. (4)(5)(10)	SF+5.25%	10.73%	1/29/2028	522	521	527
Patriot Acquisition Topco S.À R.L. (4)(5)(6)(10)			1/29/2028	78	(1)	—
Patriot Acquisition Topco S.À R.L. (4)(5)(10)	SF+5.25%	10.73%	1/29/2028	337	336	340

					21,760	21,626	5.34%

Pharmaceuticals and Biotechnology
Syneos Health Inc (7)(14)	SF+3.75%	9.08%	9/27/2030	4,988	4,998	4,989

					4,998	4,989	1.23%

Retailers
Johnstone Supply LLC (7)(14)	SF+3.00%	8.33%	6/9/2031	3,636	3,627	3,645
Knitwell Borrower LLC (4)(10)	SF+8.00%	13.48%	7/28/2027	2,473	2,415	2,391
Knitwell Borrower LLC (4)(10)	SF+8.00%	13.48%	7/28/2027	16,981	16,410	16,419
Petsmart LLC (9)(14)	SF+3.75%	9.19%	2/11/2028	10,000	10,022	9,983
Staples, Inc. (7)	SF+5.75%	11.08%	9/4/2029	11,639	11,141	10,705

					43,615	43,143	10.65%

Software and Computer Services
Cotiviti Inc (7)(14)	SF+3.25%	8.58%	5/1/2031	5,000	5,038	4,988
Finastra USA, Inc. (10)	SF+7.25%	12.46%	9/13/2029	16,785	16,494	16,869
LMI Inc (8)	SF+3.50%	8.94%	10/2/2028	3,990	3,941	3,873
New Era Technology, Inc. (4)(10)	SF+6.25%	11.73%	10/31/2026	2,556	2,502	2,529
New Era Technology, Inc. (4)(10)	SF+6.25%	11.73%	10/30/2026	4,175	4,087	4,130
New Era Technology, Inc. (4)(10)	SF+6.25%	11.73%	10/31/2026	4,277	4,187	4,231
WorkWave Intermediate II, LLC (4)(6)(9)			6/29/2027	10,847	(156)	(62)

					36,093	36,558	9.03%

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Technology Hardware and Equipment
CC WDW Borrower, Inc. (4)(6)(10)			1/27/2028	1,631	(58)	(113)
CC WDW Borrower, Inc. (4)(10)	SF+6.75%	12.23%	1/27/2028	3,205	2,900	2,984

					2,842	2,871	0.71%

Telecommunications Equipment
Delta Topco, Inc. (7)(14)	SF+3.50%	8.85%	11/30/2029	5,000	5,038	5,004
IPC Corp. (4)(10)	SF+6.50%	11.96%	10/1/2026	7,500	7,217	7,287
Ribbon Communications Operating Company, Inc (4)(5)(10)	SF+6.25%	11.59%	6/21/2029	7,501	7,352	7,352
Ribbon Communications Operating Company, Inc (4)(5)(6)(10)			6/21/2029	849	(17)	(17)

					19,590	19,626	4.85%

Travel and Leisure
Crunch Holdings, LLC (4)(10)	SF+5.50%	10.94%	6/27/2025	2,275	2,278	2,275
Equinox Holdings, Inc. (4)(10)	SF+8.25% (incl. 4.13% PIK)	13.58%	3/8/2029	9,835	9,608	9,713
Lakeland Tours LLC (4)(9)	SF+7.75%	13.24%	3/31/2028	3,897	3,732	3,790
Lakeland Tours LLC (4)(6)(9)	SF+7.75%	13.22%	4/1/2027	1,126	994	1,006
Lakeland Tours LLC (4)(9)	SF+7.75%	13.24%	3/31/2028	3,035	2,907	2,951
The One Group, LLC (4)(10)	SF+6.50%	11.83%	5/1/2029	6,789	6,592	6,592
The One Group, LLC (4)(6)(7)			10/31/2028	887	(26)	(26)
Travel Leaders Group, LLC (4)(12)	SF+8.50% (incl 3.00% PIK)	13.98%	3/27/2028	3,615	3,682	3,745

					29,767	30,046	7.42%

Total First Lien Debt					$464,199	$465,602	114.97%

Second Lien Debt
Travel and Leisure
Equinox Holdings, Inc. (4)		16.00%	6/30/2027	$1,313	$1,279	$1,286

					1,279	1,286	0.32%

Total Second Lien Debt					$1,279	$1,286	0.32%

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Other Secured Debt
Asset Based Lending and Fund Finance
TPG VIII Merlin New Holdings I, L.P. (4)(5)(10)	SF+6.50%	11.83%	3/15/2027	$20,000	$19,640	$19,786

					19,640	19,786	4.89%

Total Other Secured Debt					$19,640	$19,786	4.89%

Unsecured Debt
Medical Equipment and Services
Corza Medical S.À R.L. (4)(5)		14.00%	2/13/2030	$15,739	$15,459	$15,581

					15,459	15,581	3.85%

Total Unsecured Debt					$15,459	$15,581	3.85%

Equity Investments
Travel and Leisure
The ONE Group Hospitality, Inc. - Preferred Shares (4)			8/2/2029	$1,000	$950	$972
The ONE Group Hospitality, Inc.- Warrants (4)				7	—	—
The ONE Group Hospitality, Inc. - Warrants (4)				12	—	—

Total Equity Investments					$950	$972	0.24%

Total Investments - Non-Controlled/Non-Affiliated					$501,527	$503,227	124.26%

Cash Equivalents
Dreyfus Treasury Securities Cash Management (5)				4,122	4,122	4,122
BNY Mellon US Treasury Fund (5)				1,036	1,036	1,036
Dreyfus Government Cash Management (5)				680	680	680

Total Cash Equivalents					$5,838	$5,838	1.44%

Total Investment Portfolio and Cash Equivalents					$507,365	$509,065	125.70%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments and the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral under its credit facility unless otherwise indicated.

(2)

The majority of the investments bear interest at a rate that may be determined by reference to the Prime Rate (“Prime” or “P”), Sterling Overnight Index Average (“SONIA” or “SN”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR” or “SF”), Canadian Dollar Offered Rate (“CDOR” or “C”), Singapore Overnight Rate Average (“SORA”), Bloomberg Short Term Bank Yield Index (“BS”), or Bank Bill Swap Rate (“BBSW” or “B”) which reset daily, monthly, quarterly, semiannually or annually. For each such investment, the Company has provided the spread over Prime, SONIA, E, SOFR, CDOR, SORA, BS or BBSW and the current contractual interest rate in effect at June 30, 2024. Certain investments are subject to a Prime, or SOFR interest rate floor, or rate cap. Certain investments contain a Payment-in-Kind (“PIK”) provision. SOFR based contracts may include a credit spread adjustment, which is included within the stated all-in interest rate, if applicable, that is charged in addition to the base rate and the stated spread.

(3)

The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

The investment is not a qualifying asset, in whole or in part, under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2024, non-qualifying assets represented 20.2% of total assets as calculated in accordance with regulatory requirements.

(6)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
WorkWave Intermediate II, LLC	1st Lien Senior Secured Delayed Draw Loan	$10,847	$(62)
Mood Media Borrower, LLC	1st Lien Senior Secured Revolving Loan	1,761	—
CC WDW Borrower, Inc.	1st Lien Senior Secured Delayed Draw Loan	1,631	(113)
The One Group, LLC	1st Lien Senior Secured Revolving Loan	887	(26)
Ribbon Communications Operating Company, Inc	1st Lien Senior Secured Revolving Loan	849	(17)
Powerhouse Intermediate, LLC	1st Lien Senior Secured Revolving Loan	344	—
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Revolving Loan	262	—
American Academy Holdings, LLC	1st Lien Senior Secured Revolving Loan	160	—
MBS Services Holdings, LLC	1st Lien Senior Secured Revolving Loan	110	—
PEX Holdings LLC	1st Lien Senior Secured Revolving Loan	105	—
Lakeland Tours LLC	1st Lien Senior Secured Revolving Loan	94	(2)
Patriot Acquisition Topco S.À R.L.	1st Lien Senior Secured Revolving Loan	78	—
Patriot Acquisition Topco S.À R.L.	1st Lien Senior Secured Delayed Draw Loan	61	1

Total		$17,189	$(219)

(7)	There are no interest rate floors on these investments.
(8)	The interest rate floor on these investments as of June 30, 2024 was 0.50%.
(9)	The interest rate floor on these investments as of June 30, 2024 was 0.75%.
(10)	The interest rate floor on these investments as of June 30, 2024 was 1.00%.
(11)	The interest rate floor on these investments as of June 30, 2024 was 1.50%.
(12)	The interest rate floor on these investments as of June 30, 2024 was 2.00%.
(13)	The interest rate floor on these investments as of June 30, 2024 was 3.25%.
(14)	These investments are not pledged as collateral under the Revolving Credit Facility.

ADDITIONAL INFORMATION

Foreign currency forward contracts:

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (Depreciation)
U.S. Dollars 38,745	Euro 34,893	SMBC Capital Markets, Inc.	9/23/2025	$564
U.S. Dollars 9,842	British Pound 7,770	SMBC Capital Markets, Inc.	12/23/2024	7
U.S. Dollars 2,583	Euro 2,390	SMBC Capital Markets, Inc.	12/23/2024	1
U.S. Dollars 2,373	British Pound 1,873	SMBC Capital Markets, Inc.	3/21/2025	1
U.S. Dollars 218	British Pound 170	SMBC Capital Markets, Inc.	12/23/2024	3

Total				$576

At the time of the Merger, our Board of Trustees and the Private BDC’s board of trustees will review whether participation in the Merger is in the best interests of each company’s existing shareholders and whether the interests of existing shareholders will not be diluted as a result of the Merger. The Merger will be consummated after the Registration Statement is declared effective, but it will occur prior to the consummation of any sales pursuant to the Registration Statement.

The Merger will be structured with the intent to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, and Simpson Thacher & Bartlett LLP will deliver an opinion that the Merger should qualify for such treatment. Assuming the Merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then, as a general matter (and subject to certain exceptions):

•	no gain or loss will be recognized by the Private BDC, the Fund or their respective shareholders as a result of the Merger;

•

the holding period and adjusted tax basis of the Class D shares of the Fund received by a shareholder of the Private BDC will be the same as the holding period and adjusted tax basis of such shareholder’s common shares of the Private BDC immediately prior to the Merger; and

•

the Fund will have a holding period and adjusted tax basis in each asset that is transferred to it by the Private BDC pursuant to the Merger that is equal to the Private BDC’s holding period and adjusted tax basis in such asset immediately prior to the Merger.

•

the Fund will assume the performance history of the Private BDC following the merger, as the Private BDC and the Fund have the same investment adviser, substantially the same investment objectives and policies and the same management and advisory fees.

MANAGEMENT OF THE FUND

The Board of Trustees

Our business and affairs are managed under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. Among other things, our Board sets broad policies for us, approves the appointment of our investment adviser, administrator and officers, and has oversight of the valuation process used to establish the Fund’s NAV, financing arrangements and general corporate governance activities. The role of our Board, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

Our Board consists of seven members, four of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board. We refer to these individuals as our Independent Trustees. Our Board elects our executive officers, who serve at the discretion of the Board. Our Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process for the Fund.

Trustees

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Interested Trustees

Michael Patterson	1974	Chief Executive Officer	Since 2023	Governing Partner of HPS and the Portfolio Manager for the Specialty Loan Funds and Core Senior Lending Funds.	Trustee, HPS Corporate Lending Fund (2021-Present); Trustee, Private BDC (2023-Present).

Colbert Cannon	1975	Trustee	Since 2023	Managing Director at HPS.	Chairman of the board, Estrella Media (2018-Present); Chairman of the board, Southern Graphics (2023-Present); Trustee, Private BDC (2023-Present).

Grishma Parekh	1980	Trustee	Since 2023	Managing Director at HPS and Co-Head of North American Core Senior Lending (2020 – present); Partner at the Carlyle Group in Direct Lending.	Trustee, HPS Corporate Lending Fund (2021-Present); Trustee, Private BDC (2023-Present).

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee

Independent Trustees

Randall Lauer	1959	Trustee	Since 2023	Head of Institutional Sales and Business Development at Academy Securities, Inc. (2022-Present); Managing Director at Citigroup, Head of Institutional Markets Sales – Midwest Region (2012-2021) and Head of Securitized Product Sales – North America (2018-2019).	Trustee, Silent Falcon UAS Technologies (2021-Present); Trustee, Lake Forest College (2016-Present); Trustee, St. John’s Northwestern Academies (2018-Present); Trustee, HPS Corporate Lending Fund (2021-Present); Trustee, Private BDC (2023-Present).

Robin Melvin	1963	Trustee	Since 2023	Director, Bank of New York Mellon Family of Funds (1995-Present); Co-Chair of Mentor Illinois (2014 – 2020).	Director, Bank of New York Mellon Family of Funds (1995-Present); Trustee, HPS Corporate Lending Fund (2021-Present); Trustee, Private BDC (2023-Present); Director, Northwestern Memorial Hospital Board of Directors (2023-Present).

Donna Milia	1974	Trustee	Since 2023	Senior Advisor of Galaxy Digital (TSX: GLXY) (2019-2022); Chief Financial Officer of Galaxy Digital (2017-2019).	Trustee, HPS Corporate Lending Fund (2023-Present); Trustee, Private BDC (2023-Present).

Robert Van Dore	1959	Trustee	Since 2023	Partner at Deloitte & Touche LLP (1981-2021).	Trustee, HPS Corporate Lending Fund (2021-Present); Trustee, Private BDC (2023-Present).

The address for each trustee is c/o HPS Corporate Capital Solutions BDC, 40 West 57 Street, 33 Floor, New York, NY 10019. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of trustees serving staggered terms of three years each.

Executive Officers Who are Not Trustees

Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years
Robert Busch	1982	Chief Financial Officer and Principal Accounting Officer	Since 2023	Managing Director at HPS (2022 – present); Managing Director of Blackstone Credit and Chief Accounting Officer and Treasurer of various Blackstone funds.

Gregory MacCordy	1953	Chief Compliance Officer	Since 2023	Director at ACA Group.

Tyler Thorn	1978	Secretary	Since 2023	Managing Director and Attorney at HPS.

Philip Lee	1986	Assistant Secretary	Since 2023	Vice President and Attorney at HPS; Associate at Simpson Thacher & Bartlett LLP; Associate at Fried, Frank, Harris, Shriver & Jacobson LLP.

There is no set term for our executive officers who are not Trustees. The address for each executive officer is c/o HPS Advisors, LLC, 40 West 57th Street, 33rd Floor New York, NY 10019.

Biographical Information

The following is information concerning the business experience of our Board and executive officers. Our Trustees have been divided into two groups—Interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.

Interested Trustees

Michael Patterson, Trustee and Chief Executive Officer. Mr. Patterson is a Governing Partner of HPS where he leads the Direct Lending platform. He serves on the Investment Committee and is the Portfolio Manager for the Specialty Loan Funds and the Core Senior Lending Funds and the Chairman and CEO of the Fund. Mr. Patterson joined HPS at its inception in 2007, establishing the European business before returning to the United States in 2009. Before joining HPS, Mr. Patterson was with Silver Point Capital in the U.S. and Europe and the Goldman Sachs Principal Investing Area in New York. Prior to his investing career, Mr. Patterson served as an officer in the United States Navy. He serves on the Dean’s Advisory Council for the Radcliffe Institute of Advanced Studies at Harvard. Mr. Patterson holds an AB in Applied Mathematics from Harvard College and an MBA from Stanford University’s Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Patterson joined the Board of the Fund in December 2023, and also serves as an Interested Trustee on the Board of HPS Corporate Lending Fund.

Colbert Cannon, Trustee. Mr. Cannon is a Managing Director at HPS. Prior to joining HPS in 2017, Mr. Cannon was a Partner and Director of Research at Wingspan Investment Management, a distressed credit investment firm launched in 2013. Prior to Wingspan, Mr. Cannon was a Managing Director at Glenview Capital, where he led the Credit Investment effort from 2009 to 2012. Prior to joining Glenview, Mr. Cannon was a Principal at Audax Group, a Boston-based Private Equity firm. Mr. Cannon began his career in Mergers and Acquisitions Investment Banking at Goldman Sachs. Mr. Cannon holds an AB in Social Studies from Harvard College. Mr. Cannon joined the Board of the Fund in December 2023.

Grishma Parekh, Trustee. Ms. Parekh is a Managing Director at HPS and Co-Head of North American Core Senior Lending. Prior to joining HPS in 2020, Ms. Parekh spent over twelve years as a Partner and Managing Director at The Carlyle Group. During her tenure at The Carlyle Group, Ms. Parekh was a founding member of the Direct Lending platform, served as Head of Origination for Illiquid Credit, and was a member of the investment committee for the Direct Lending business. Prior to joining The Carlyle Group in 2007, Ms. Parekh was an Investment Banking Associate at JPMorgan where she was responsible for originating, structuring and executing high yield bond and leveraged loan transactions. Ms. Parekh holds a BS in Finance and Information Systems from the Stern School of Business at New York University. Ms. Parekh joined the Board of the Fund in December 2023, and also serves as an Interested Trustee on the Board of HPS Corporate Lending Fund.

Independent Trustees

Randall Lauer, Trustee. Mr. Lauer is the Head of Institutional Sales and Business Development at Academy Securities, Inc. Prior to joining Academy Securities, Inc. in 2022, Mr. Lauer was formerly a Managing Director at Citigroup, where he served from August 1988 until May 2021. During that time, Mr. Lauer held numerous leadership roles across all of Institutional Sales and Trading, including Head of Institutional Markets Sales for the Midwest Region from 2012 to 2021 and Head of Securitized Product Sales for North America from 2018 to 2019. Mr. Lauer has extensive experience with a wide range of fixed income and equity products, including structured credit and all securitized markets. Prior to joining Citigroup, Mr. Lauer was an officer in the United States Marine Corps, where he held leadership billets ranging from platoon commander to company commander and served overseas deployments in Okinawa, Japan, the Republic of South Korea, the Philippine Islands, and Thailand. Mr. Lauer currently serves as a Trustee for Lake Forest College, St. John’s Northwestern Academies and Silent Falcon UAS Technologies. Mr. Lauer holds a BA from Lake Forest College and an MBA from the Kellogg School at Northwestern University. Mr. Lauer joined the Board of the Fund in December 2023, and also serves as an Independent Trustee on the Board of HPS Corporate Lending Fund.

Robin Melvin, Trustee. Ms. Melvin served as the head of the Boisi Family Office and Director of the Boisi Family Foundation from 1994 to 2012. In this capacity, Ms. Melvin acted as the primary interface with all investment managers, legal advisors and other service providers to the family and managed the private foundation’s philanthropic efforts, which focused on support for organizations serving the needs of youth from disadvantaged circumstances. From 1992 to 2005, Ms. Melvin helped to build and held various leadership positions with MENTOR, a national non-profit youth mentoring advocacy organization. Prior to that Ms. Melvin was an investment banker at Goldman, Sachs & Co.

Ms. Melvin is a Board Member of the Bank of New York Mellon Family of Funds, where she is Chairman of the Compensation Committee, Chairman of the Nominating Committee and serves on the Audit Committee for three of the four fund clusters. She is also a member of the Governance Committee for the fund complex. As of March 1, 2023, Ms. Melvin also serves as a Director on the Northwestern Memorial Hospital Board of Directors. Ms. Melvin previously served as a Trustee of Westover School and Chair of the Head Search Committee and Chair of the Finance Committee until June 30, 2023. Ms. Melvin holds an AB from Harvard College and an MBA from Harvard Business School. Ms. Melvin joined the Board of the Fund in December 2023, and also serves as an Independent Trustee on the Board of HPS Corporate Lending Fund.

Donna Milia, Trustee. Ms. Milia served as a Senior Advisor of Galaxy Digital (TSX: GLXY) from 2019 to 2022. From 2017 to 2019, she served as the Chief Financial Officer of Galaxy Digital. In this capacity, Ms. Milia created and built the accounting and reporting infrastructure, operations, accounting policy, public reporting documents and internal control environment and ultimately took the company public on TSX Venture Exchange in 2018. Prior to joining Galaxy Digital, she was a Managing Director at Blackrock responsible for the Finance, Tax, and Accounting Groups since 2005 and served as the Chief Financial Officer and Treasurer of BlackRock Capital Investment Corporation, a publicly-listed business development company (NASDAQ: BKCC) from 2015 to 2017. Prior to BlackRock, she spent six years at The Millburn Corporation in the Accounting Group and three years as an auditor with Grant Thornton LLP. She holds a B.S. in Accounting from Lehigh University and is a

CPA. Ms. Milia joined the Board of the Fund in December 2023, and also serves as an Independent Trustee on the Board of HPS Corporate Lending Fund.

Robert Van Dore, Trustee. Mr. Van Dore was formerly a Partner at Deloitte & Touche LLP (“Deloitte”), where he worked from June 1981 until he retired in June 2021. From 2001 until his retirement, Mr. Van Dore served as the New England Professional Practice Director with responsibility for all accounting and audit technical matters within the region. During his tenure at Deloitte, Mr. Van Dore managed large engagements for, and provided audit services to, some of the firm’s largest clients throughout the United States and Europe. His work spanned multiple industries, including manufacturing, distribution, retail and technology. Mr. Van Dore brings extensive accounting and audit knowledge to the Board and is an Audit Committee Financial Expert, as defined by the Securities and Exchange Commission. Mr. Van Dore holds a BA from Williams College and an MS in Accounting from the Stern Graduate School of Business at New York University. Mr. Van Dore joined the Board of the Fund in December 2023, and also serves as an Independent Trustee on the Board of HPS Corporate Lending Fund.

Executive Officers Who are not Trustees

Robert Busch, Chief Financial Officer and Principal Accounting Officer. Mr. Busch is a Managing Director at HPS. Prior to joining HPS in 2022, Mr. Busch was a Managing Director at Blackstone Credit (“BXC”) where he served as Chief Accounting Officer and Treasurer of BXC’s non-traded business development company, Blackstone Private Credit Fund, and publicly-traded BDC, Blackstone Secured Lending Fund, as well as the Chief Financial Officer and Treasurer of three BXC publicly-listed closed end funds and an interval fund. Prior to BXC, Mr. Busch was a Senior Vice President at Fifth Street Asset Management where he held various roles within finance, accounting and financial reporting for the firm’s publicly traded BDCs and alternative asset manager. In addition, Mr. Busch was an Audit Manager at Deloitte & Touche LLP serving clients in various industries, including alternative asset management and real estate. Mr. Busch is a Certified Public Accountant in the state of New York and received a Bachelor’s Degree in Business Administration with a concentration in Accounting from Boston University’s Questrom School of Business where he graduated cum laude.

Gregory MacCordy, Chief Compliance Officer. Mr. MacCordy is a Director at ACA Group serving as outsourced chief compliance officer for multiple registered investment advisers and companies. He has over 30 years of regulatory and financial services experience. Most recently, Mr. MacCordy worked at the SEC, where he was an Industry Expert and Specialized Compliance Examiner in the Asset Management Unit (Enforcement Division), and conducted enforcement investigations of investment companies, investment advisers and mutual funds, and also worked with the SEC’s Office of Compliance Inspection and Examination (OCIE). Mr. MacCordy began his career as a Special Agent with the Federal Bureau of Investigation where he conducted financial and counter-intelligence investigations.

Mr. MacCordy also worked at TIAA for 18 years, where he built and managed a $13 billion portfolio of global fixed income and direct credit lending and developed the risk and compliance program policies and procedures for the investment team. Following TIAA, Mr. MacCordy worked at a multi-strategy hedge fund, where he was co-chair of the investment committee and managed investment compliance. He also worked at a FINRA registered broker-dealer conducting client and new transaction due diligence and consulting for banks in credit compliance for mortgage and RMBS products. Mr. MacCordy graduated from the University of Missouri with a BS and BA in Accounting, and from New York University Stern School of Business with an MBA in Finance.

Tyler Thorn, Secretary. Mr. Thorn is a Managing Director and Attorney at HPS. Prior to joining HPS in 2012, Mr. Thorn was an Associate in the Investment Management Group at Davis Polk & Wardwell LLP, where he advised clients on investment fund structuring, marketing, operations and shareholder communications as well as counseling on regulatory matters. Mr. Thorn holds a BA from Brown University and a JD from Cornell Law School.

Philip Lee, Assistant Secretary. Mr. Lee is a Vice President at HPS. Prior to joining HPS in 2022, Mr. Lee was an Associate at Simpson Thacher & Bartlett LLP in the Private Funds Group. Prior to Simpson Thacher & Bartlett LLP, Mr. Lee was an Associate as Fried, Frank, Harris, Shriver & Jacobson LLP in the Asset Management Group. Mr. Lee has held prior roles at King & Wood Mallesons LLP and ITG. Mr. Lee holds a BA in Political Science from Swarthmore College and a JD from Columbia Law School.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual Trustee or any group or committee of Trustees, correspondence should be addressed to the Board or any such individual Trustees or group or committee of Trustees by either name or title.

All such correspondence should be sent to HPS Corporate Capital Solutions BDC, c/o HPS Advisors, LLC, 40 West 57th Street, 33rd Floor, New York, NY 10019, Attention: Chief Compliance Officer.

Board Leadership Structure

Under our Bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. The Board has appointed Michael Patterson to serve in the role of chairperson of the Board. The chairperson’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board from time to time. The Fund does not intend to have a lead independent trustee.

The Board reviews matters related to its leadership structure periodically as part of its annual self-assessment process. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

Committees of the Board

Our Board currently has two committees: an Audit Committee and a Nominating and Governance Committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

Audit Committee. The Audit Committee operates pursuant to a charter that has been approved by our Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging our independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with our independent registered public accounting firm, approving professional services provided by our independent registered public accounting firm (including compensation therefore), reviewing the independence of our independent registered public accounting firm and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee and the Board have oversight of the valuation process used to establish the Fund’s NAV.

The Audit Committee is composed of Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore. Each of the members of the Audit Committee meets the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. Robert Van Dore serves as the chair of the Audit Committee. Our Board has determined that Mr. Van Dore and Ms. Milia each qualifies as an “Audit Committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act.

A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it is also available on the Fund’s website at www.hcapbdc.com.

Nominating and Governance Committee. The Nominating and Governance Committee operates pursuant to a charter that has been approved by our Board. The charter sets forth the responsibilities of the Nominating and Governance Committee, including making nominations for the appointment or election of Independent Trustees, considering nominees to the Board recommended by a shareholder, if such shareholder complies with the advance notice provisions of our Bylaws, and establishing compensation for Independent Trustees. The Nominating and Governance Committee also has principal oversight over the process used to approve co-investments for the Fund.

The Nominating and Governance Committee consists of Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore. Each of the members of the Nominating and Governance Committee meets the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act. Robin Melvin serves as the chair of the Nominating and Governance Committee.

A copy of the charter of the Nominating and Governance Committee will be available in print to any shareholder who requests it, and it is also available on the Fund’s website at www.hcapbdc.com.

Board Role in Risk Oversight

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring by our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The goal of the Board’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into certain transactions with our affiliates.

Compensation of Independent Trustees

Our Trustees who do not also serve in an executive officer capacity for us, the Adviser or its affiliates are entitled to receive annual cash retainer fees, fees for participating in the board and committee meetings and annual fees for serving as a committee chairperson. These Trustees are Randall Lauer, Robin Melvin, Donna Milia and Robert Van Dore. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

				Annual Committee Chair Cash Retainer
Fund NAV	Annual Cash Retainer	Board Meeting Fee	Committee Meeting Fee	Audit	Nominating and Governance
Less than $1bn	$50,000	$2,500	$1,000	$15,000	$10,000
$1bn - $1.5 bn	$75,000	$2,500	$1,000	$15,000	$10,000
$1.5bn - $2bn	$100,000	$2,500	$1,000	$15,000	$10,000
More than $2bn	$125,000	$2,500	$1,000	$15,000	$10,000

We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We do not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser or its affiliates.

Compensation of Executive Officers

None of our officers receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer is paid by our Administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by them to us. To the extent that our Administrator outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to our Administrator.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act will require our executive officers, members of our Board, and persons who own more than ten percent of our shares to file initial reports of ownership and reports of changes in ownership with the SEC and furnish us with copies of all Section 16(a) forms they file.

PORTFOLIO MANAGEMENT

The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, us.

Investment Committee

The management of our investment portfolio is the responsibility of the Adviser and the Investment Committee. The Investment Committee is currently comprised of Michael Patterson, Scott Kapnick, Scot French, Purnima Puri, Faith Rosenfeld, Colbert Cannon, Andersen Fisher, Jeffrey Fitts, Vikas Keswani, and Mark Rubenstein. Michael Patterson and Scot French are the co-lead portfolio managers of the strategy. A portion of the Investment Committee, including Colbert Cannon, Andersen Fisher, Jeffrey Fitts, Vikas Keswani and Mark Rubenstein, has the most significant responsibility for assisting Mr. Patterson and Mr. French with the day-to-day management of our portfolio. HPS may change the composition of the Investment Committee and the Investment Team at any time, and HPS may add additional senior Investment Team members to the Investment Committee over time.

Investment decisions generally require consensus approval of the Investment Committee. The Investment Committee meets regularly to vet new investment opportunities and evaluate portfolio management actions taken by the Adviser on our behalf. The day-to-day management of investments approved by the Investment Committees is overseen by the portfolio managers.

All of the Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, the Adviser or its affiliates. None of the Investment Committee members receive any direct compensation from us.

The table below shows the dollar range of Common Shares owned by the portfolio managers as of December 31, 2023.

Name of Portfolio Manager or Investment Committee Member(1)	Dollar Range of Equity Securities(2)
Michael Patterson	None
Scot French	None
Scott Kapnick	None
Purnima Puri	None
Faith Rosenfeld	None
Colbert Cannon	None
Anderson Fischer	None
Jeffrey Fitts	None
Vikas Keswani	None
Mark Rubenstein	None

(1)	Only Michael Patterson and Scot French serve as portfolio managers of the Fund.
(2)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of March 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

Michael Patterson

Type of Account	Number of Accounts	Aggregate Assets of Accounts ($ millions)	Number of Accounts Subject to a performance Fee	Aggregate Assets Subject to a performance Fee ($ millions)
Registered Investment companies	—	—	—	—
Other pooled investment vehicles	33	36,689	32	36,664
Other accounts	64	24,582	50	20,688

Scot French

Type of Account	Number of Accounts	Aggregate Assets of Accounts ($ millions)	Number of Accounts Subject to a performance Fee	Aggregate Assets Subject to a performance Fee ($ millions)
Registered Investment companies	—	—	—	—
Other pooled investment vehicles	21	23,125	16	22,690
Other accounts	28	3,980	3	731

Compensation of Portfolio Managers

Each of the portfolio managers receives a compensation package from the Adviser or its affiliates that includes a combination of fixed draw and variable incentive compensation based on performance, and such amounts may vary year to year. Portfolio managers may also hold ownership interests in the Adviser or its related entities, and may benefit from overall firm performance accordingly.

Investment Committee Members

Scott Kapnick. Mr. Kapnick is Chief Executive Officer and a Governing Partner of HPS, which he founded in 2007. HPS was originally formed as a unit of Highbridge Capital Management, LLC, a subsidiary of JPMAM. In March 2016, the principals of HPS acquired the firm from JPMorgan, which retained Highbridge and the hedge fund strategies. From 2013 to 2016, Mr. Kapnick also served as Chief Executive Officer and Chairman of the Executive Committee of Highbridge Capital Management. Before founding HPS, Mr. Kapnick was a Management Committee Member, Partner, and Co-Head of Global Investment Banking at Goldman Sachs, positions he held from 2001 to 2006. He also served as Co-Chief Executive Officer of Goldman Sachs International from 2005 to 2006 and spent 12 out of his 21 years at the firm in Europe (London and Frankfurt). Mr. Kapnick was named Partner in 1994. Mr. Kapnick is a graduate of Williams College and holds a combined JD/MBA from the University of Chicago. Mr. Kapnick also studied at the London School of Economics & Political Science.

Scot French. Mr. French is a Governing Partner of HPS and is the Portfolio Manager of the HPS Strategic Investment Partners Funds. Prior to joining HPS in 2007, Mr. French spent three years at Citigroup as a Managing Director and Head of Private Investments for Citigroup Global Special Situations, a credit-focused, on-balance sheet proprietary investment fund. Within Citigroup Global Special Situations, Mr. French managed a portfolio of private mezzanine and private equity investments in North America, Europe and Latin America. Prior to joining Citigroup, Mr. French worked in the Investment Banking Division at Goldman Sachs from 1999 to 2004 and in Mergers & Acquisitions at Salomon Brothers Inc. from 1994 to 1999. Mr. French began his career at Price Waterhouse from 1992 to 1994. Mr. French is a graduate of the University of Illinois.

Michael Patterson. Mr. Patterson is a Governing Partner of HPS where he leads the Direct Lending platform. He serves on the Investment Committee and is the Portfolio Manager for the Specialty Loan Funds and

the Core Senior Lending Funds and the Chairman and CEO of the Fund. Mr. Patterson joined HPS at its inception in 2007, establishing the European business before returning to the United States in 2009. Before joining HPS, Mr. Patterson was with Silver Point Capital in the U.S. and Europe and the Goldman Sachs Principal Investing Area in New York. Prior to his investing career, Mr. Patterson served as an officer in the United States Navy. He serves on the Dean’s Advisory Council for the Radcliffe Institute of Advanced Studies at Harvard. Mr. Patterson holds an AB in Applied Mathematics from Harvard College and an MBA from Stanford University’s Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Patterson joined the Board of the Fund in December 2023, and also serves as an Interested Trustee on the Board of HLEND.

Purnima Puri. Ms. Puri is a Governing Partner of HPS and is the Portfolio Manager for the Liquid Credit strategies, which include various Funds and Managed Accounts. Prior to joining HPS in 2007, Ms. Puri was a Principal at Redwood Capital Management, a credit opportunities hedge fund. Before joining Redwood, she was with Goldman Sachs for five years on both the Credit Arbitrage Desk, a proprietary trading desk at Goldman Sachs, and in the Principal Investment Area. From 1993 to 1995, Ms. Puri was part of Lazard Frères’ Restructuring and Mergers and Acquisitions Group. Ms. Puri is a member of the Board of Trustees of Northwestern University, the Board of Dean’s Advisors (BDA) of Harvard Business School and is a member of the Financial Sector Advisory Council for the Federal Reserve Bank of Dallas. She holds a BA in Mathematics from Northwestern University and an MBA from Harvard Business School.

Faith Rosenfeld. Ms. Rosenfeld is a Governing Partner and Chief Administrative Officer of HPS. Prior to joining HPS in 2007, Ms. Rosenfeld was a Partner at CCMP Capital (“CCMP”), the successor organization to JPMorgan Partners (“JPMP”), the private equity business of JPMorgan Chase, where she had also been a Partner. While at CCMP and JPMP, Ms. Rosenfeld’s responsibilities included portfolio management, valuation of the portfolio, risk management, investor relations and fundraising. Ms. Rosenfeld joined JPMorgan Partners in January 2001 following the acquisition by JPMorgan Chase of The Beacon Group, a private equity and advisory firm of which Ms. Rosenfeld was a Founding Partner. Ms. Rosenfeld began her career at Goldman, Sachs & Co., where she had various positions within the Investment Banking Division, including five years serving as the Chief Operating Officer of that Division prior to her departure. Ms. Rosenfeld holds a BA from Wellesley College and an MBA from The Wharton School at the University of Pennsylvania.

Colbert Cannon. Mr. Cannon is a Managing Director at HPS Investment Partners. Prior to joining HPS in 2017, Mr. Cannon was a Partner and Director of Research at Wingspan Investment Management, a distressed credit investment firm launched in 2013. Prior to Wingspan, Mr. Cannon was a Managing Director at Glenview Capital, where he led the Credit Investment effort from 2009 to 2012. Prior to joining Glenview, Mr. Cannon was a Principal at Audax Group, a Boston-based Private Equity firm. Mr. Cannon began his career in Mergers and Acquisitions Investment Banking at Goldman Sachs. Mr. Cannon holds an AB in Social Studies from Harvard College. Mr. Cannon joined the Board of the Fund in December 2023.

Andersen Fisher. Mr. Fisher is a Managing Director at HPS Investment Partners and Portfolio Manager of the Special Situations Opportunity Funds. Prior to joining HPS in 2018, Mr. Fisher was the Managing member of Tålamod Asset Management, a distressed credit investment firm he founded in 2008. Prior to founding Tålamod, Mr. Fisher was a Principal at Watershed Asset Management, a hedge fund focused on distressed debt and special situations. Prior to Watershed, Mr. Fisher was an Associate at Golden Gate Capital, a San Francisco based private equity firm. Mr. Fisher began his principal investing career as an Analyst in the London office of private equity firm, Hicks Muse Tate & Furst. Mr. Fisher holds an AB in English and American Literature and Language from Harvard College and an MBA from Stanford University’s Graduate School of Business.

Jeffrey Fitts. Mr. Fitts is a Managing Director at HPS. Prior to joining HPS in 2014, Mr. Fitts spent six years as a Managing Director at Alvarez and Marsal (“A&M”), where he was responsible for the workout, management and ultimate liquidation of Lehman Brothers’ real estate portfolio following Lehman’s Chapter 11 filing. Prior to that, Mr. Fitts worked at GE Capital from 2000 to 2008, where he led workout, portfolio and distressed debt investing groups. From 1988 to 2000, Mr. Fitts worked at Citicorp focusing on real estate and corporate workouts and real estate asset management. Mr. Fitts holds a BS in Finance from the University of Delaware.

Vikas Keswani. Mr. Keswani is a Managing Director at HPS and Head of North American Specialty Lending. Prior to joining HPS in 2010, Mr. Keswani spent a majority of his career at BlackRock, where he was a part of the initial team that established, structured and capitalized BlackRock Capital Investment Corporation (NASDAQ: BKCC), a publicly traded private investment vehicle. Mr. Keswani is a CFA charterholder and holds a BSE from The Wharton School at the University of Pennsylvania where he graduated magna cum laude.

Mark Rubenstein. Mr. Rubenstein is a Managing Director at HPS Investment Partners and Head of Strategic Investment Partners North American team. Prior to joining HPS in 2008, Mr. Rubenstein worked in the Special Situations Group at Citigroup, where he focused on private mezzanine and private equity investments. Prior to joining Special Situations, Mr. Rubenstein was an Analyst in the Leveraged Finance Group at Citigroup. Mr. Rubenstein holds an HBA from the Richard Ivey School of Business at the University of Western Ontario.

INVESTMENT ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT

The Adviser is located at 40 West 57th Street, New York, NY 10019. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, the Adviser manages our day-to-day operations and provides investment advisory services to us.

Investment Advisory Agreement

The Adviser provides management services to us pursuant to the Investment Advisory Agreement. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:

•

determining the composition of the Fund’s portfolio, the nature and timing of the changes to the Fund’s portfolio and the manner of implementing such changes in accordance with the Fund’s investment objective, policies and restrictions;

•

identifying investment opportunities and making investment decisions for the Fund, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on the Fund’s behalf;

•	monitoring the Fund’s investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for the Fund;

•	serving on, and exercising observer rights for, boards of directors and similar committees of the Fund’s portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing the Fund with such other investment advisory and related services as the Fund may, from time to time, reasonably require for the investment of capital, which may include, without limitation.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

Compensation of Adviser

Under the Investment Advisory Agreement, the Fund pays the Adviser a fee for its services. The fee consists of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. No base management or incentive fees will be paid to the Adviser until the commencement of investment activities by the Fund.

Management Fee

Upon execution of the Investment Advisory Agreement, the management fee will be payable quarterly in arrears at an annual rate of 1.25% of the value of the Fund’s net assets as of the first calendar day of the applicable quarter, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter. For purposes of the Investment Advisory Agreement, net assets means the Fund’s total assets less the carrying value of liabilities, determined in accordance with U.S. GAAP. The payment and calculation of the management fee will be pro-rated for any period of less than three months.

Incentive Fee

We will pay the Adviser an incentive fee. The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below.

Incentive Fee Based on Income

The income based incentive fee will be based on the Fund’s Pre-Incentive Fee Net Investment Income Returns, defined as: dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the quarter, minus operating expenses for the quarter (including the management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement with the administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a “Hurdle Rate” defined as a return of 1.5% per quarter (6.0% annualized).

Upon execution of the Investment Advisory Agreement, the Fund will pay the Adviser an incentive fee quarterly in arrears with respect to the Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•

No incentive fee will be paid on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Pre- Incentive Fee Net Investment Income Returns do not exceed the Hurdle Rate of 1.5% (6.0% annualized);

•

100% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre- Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle Rate but is less than a rate of return of 1.76% (7.06% annualized). This portion of the Pre-Incentive Fee Net Investment Income Returns (which exceeds the Hurdle Rate but is less than 1.76%) is referred to as the “Catch-Up.” The Catch-Up is meant to provide the Adviser with approximately 15% of the Fund’s Pre-Incentive Fee Net Investment Income Returns as if a Hurdle Rate did not apply if the net investment income exceeds 1.76% in any calendar quarter; and

•

15% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.76% (7.06% annualized). This reflects that once the Hurdle Rate is reached and the Catch-Up is achieved, 15% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets per quarter)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.

Incentive Fee Based on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 15.0% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee by the applicable share class for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology looks through derivative financial instruments or swaps as if we owned the reference assets directly. The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately pro-rated.

Examples of Quarterly Incentive Fee Calculation

Example 1 — Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of net asset value at the beginning of the quarter	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income for the quarter	1.00%	1.60%	2.00%
Catch up incentive fee (maximum of 0.26%)	0.00%	-0.10%	-0.26%
Split incentive fee (15.00% above 1.76%)	0.00%	0.00%	-0.04%

Net Investment income	1.00%	1. 50%	1.70%

Scenario 1 — Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.50% quarterly preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 — Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.50% quarterly preferred return rate and the upper level breakpoint of 1.76%, and therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.50% quarterly preferred return.

Scenario 3 — Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.50% quarterly preferred return and the 1.76% upper level breakpoint provision. Therefore the upper level breakpoint provision is fully satisfied by the 0.26% of pre-incentive fee net investment income above the 1.50% preferred return rate and there is a 15.00% incentive fee on pre-incentive fee net investment income above the 1.76% upper level breakpoint. This ultimately provides an incentive fee which represents 15.00% of pre-incentive fee net investment income.

Example 2 — Incentive Fee on Capital Gains

Assumptions

Year 1:	No net realized capital gains or losses

Year 2:	7.00% realized capital gains and 1.00% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 15.00% × (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 15.00% × (0)

= 0

= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 15.00% × (7.00% –1.00%)

= 15.00% × 6.00%

= 0.90%

Administration Agreement

The Fund has entered into an Administration Agreement with HPS under which HPS provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of the NAV, compliance monitoring (including diligence and oversight of other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Fund’s Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Fund will reimburse HPS for the costs and expenses incurred by HPS in performing its obligations under the Administration Agreement. Such reimbursement includes the Fund’s allocable portion of compensation (including salaries, bonuses and benefits), and may include overhead (including rent, office equipment and utilities) and other expenses incurred by HPS in performing its administrative obligations under the Administration Agreement, including but not limited to compensation paid to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of HPS or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Fund will reimburse the Administrator for any services performed for the Fund by such affiliate or third party.

The amount of the reimbursement payable to HPS for administrative services will be the lesser of (1) HPS’s actual costs incurred in providing such services and (2) the amount that the Fund estimates it would be required to pay alternative service providers for comparable services in the same geographic location. HPS will be required to allocate the cost of such services to the Fund based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Fund will not reimburse HPS for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of HPS.

Sub-Administration Agreement

HPS has hired Harmonic Fund Services (“Harmonic”) to assist in the provision of sub-administrative and fund accounting services. Harmonic will receive compensation from the Fund (which compensation may be paid by HPS, subject to reimbursement by the Fund) for these services under the sub-administration agreement.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board.

Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Investment Advisory Agreement upon 120 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 120 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related SEC guidance and interpretations.

Each of the Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by us in connection with the matters to which the Investment Advisory Agreement and Administration Agreement, respectively, relate, provided that each of the Adviser and the Administrator shall not be protected against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“Disabling Conduct”). Each of the Investment Advisory Agreement and the Administration Agreement provide that, absent Disabling Conduct, the Adviser, the Administrator and their officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement and the Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. Each of the Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser and/or the Administrator in good faith, unless such action or inaction was made by reason of Disabling Conduct, or in the case of a criminal action or proceeding, where the Adviser and/or the Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or the Administrator), an affiliate of HPS or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

Payment of Our Expenses Under the Investment Advisory and Administration Agreements

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1)	investment advisory fees, including management fees and incentive fees, to the Adviser pursuant to the Investment Advisory Agreement;

2)

the Fund’s allocable portion of compensation (including salaries, bonuses, and benefits), overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of HPS or any of its affiliates; and

3)	all other expenses of the Fund’s operations, administrations and transactions including, without limitation, those relating to:

(i)

organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee);

(ii)

all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisors (including tax advisors), administrators, auditors (including with respect to any additional auditing required under the Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisors, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by the Administrator or its affiliates in the credit-focused business of HPS), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on long-term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house attorneys and tax advisors that provide transactional legal advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative and accounting services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection with such services (including overhead related thereto), in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);

(iii)	the cost of calculating the Fund’s NAV, including the cost of any third-party valuation services;

(iv)	the cost of effecting any sales and repurchases of the Common Shares and other securities;

(v)	fees and expenses payable under any managing dealer and selected intermediary agreements, if any;

(vi)

interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

(vii)	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

(viii)	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

(ix)	costs of derivatives and hedging;

(x)

expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights;

(xi)

expenses (including the allocable portions of compensation and out-of-pocket expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser or its affiliates to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

(xii)

all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

(xiii)	the allocated costs incurred by the Adviser and the Administrator in providing managerial assistance to those portfolio companies that request it;

(xiv)

all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

(xv)

investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Adviser or its affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle, or other overhead expenses (including any fees, costs and expenses associated with the leasing of office space (which may be made with one or more affiliates of HPS as lessor in connection therewith));

(xvi)	transfer agent, dividend agent and custodial fees;

(xvii)	fees and expenses associated with marketing efforts;

(xviii)	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

(xix)

Independent Trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;

(xx)

costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, U.S. Commodity Futures Trading Commission (“CFTC”) and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

(xxi)

all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund or the Adviser or its affiliates in connection with such provision of services thereby);

(xxii)	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;
(xxiii)	proxy voting expenses;

(xxiv)	costs associated with an exchange listing;

(xxv)	costs of registration rights granted to certain shareholders;

(xxvi)

any taxes and/or tax-related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

(xxvii)

all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;

(xxviii)

all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Adviser’s or its affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by Adviser and/or its affiliates for data-related services provided to the Fund and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

(xxix)

the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a business development company;

(xxx)	costs associated with individual or group shareholders;

(xxxi)	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

(xxxii)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

(xxxiii)	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

(xxxiv)	extraordinary expenses (such as litigation or indemnification);

(xxxv)

all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Adviser relating to the Fund and its affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Adviser and its affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

(xxxvi)	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

(xxxvii)

costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Adviser or its affiliates for meetings with existing shareholders and any intermediaries, registered investment advisors, financial and other advisors representing such existing shareholders; and

(xxxviii)	all other expenses incurred by the Administrator in connection with administering the Fund’s business.

With respect to (i) above, the Adviser has agreed to advance all of our organization and offering expenses on our behalf through the consummation of the Merger. We will be obligated to reimburse the Adviser for such advanced expenses only if certain conditions are met. See “Investment Advisory Agreement and Administration Agreement – Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser and the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Adviser and the Administrator that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Expense Support and Conditional Reimbursement Agreement

We intend to enter into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support and Conditional Reimbursement Agreement”) with the Adviser. Pursuant to the Expense Support Agreement, the Adviser may elect to pay certain expenses on our behalf (an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.

Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last Business Day of such calendar quarter have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Fund at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Fund’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. “Effective Rate of Distributions Per Share” means the annualized rate (based on a 12-month year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to shareholder servicing and/or distribution fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Adviser, shareholder servicing and/or distribution fees, and interest expense, by the Fund’s net assets. “Operating Expenses” means all of the Fund’s operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last Business Day of the applicable calendar quarter, except to the extent the Adviser has waived its right to receive such payment for the applicable calendar quarter.

Board Approval of the Investment Advisory Agreement

Our Board, including our Independent Trustees, approved the Investment Advisory Agreement at a meeting held on March 11, 2024. In reaching a decision to approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Investment Advisory Agreement; and

•	the organizational capability and financial condition of the Adviser and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our shareholders.

Prohibited Activities

Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•

The Adviser shall not: (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws; (ii) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions; or (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws; or (v) enter into any agreement, arrangement, or understanding that would circumvent Section V.G of the North American Securities Administrators Association’s Omnibus Guidelines Statement of Policy.

•

The Adviser shall not directly or indirectly pay or award any fees or commissions or other compensation to any person engaged to sell Common Shares or give investment advice to a potential shareholder; provided, however, that this subsection shall not prohibit the payment to a registered broker-dealer or other properly licensed agent of properly disclosed sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under this Agreement.

•

The Adviser covenants that it shall not permit or cause to be permitted the Fund’s funds to be commingled with the funds of any other person and the funds will be protected from the claims of affiliated companies.

•

We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•

The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•

We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•

We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us;

•	The Adviser may not provide financing to us with a term in excess of 12 months; and

•	Following the Merger, we may not acquire assets in exchange for our Common Shares.

In addition, in the Investment Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.

Compliance with the Omnibus Guidelines Published by NASAA

Rebates, Kickbacks and Reciprocal Arrangements

Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws, or (iv) participating in any arrangements that would circumvent the NASAA Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”). In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Advisory Agreement.

Commingling

The Adviser may not permit our funds to be commingled with the funds of any other entity.

CONFLICTS OF INTEREST

As a diversified private investment firm, HPS, the Adviser and their affiliates engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts, and provide advisory, management and other services to funds and other accounts.

Various potential and actual conflicts of interest may arise from the overall investment activities of the Adviser, HPS and their affiliates for their own accounts and for the accounts of others. The conflicts of interest that may be encountered by the Fund include those discussed below and elsewhere throughout this Registration Statement, although such discussions do not describe all of the conflicts that may be faced by the Fund. Dealing with conflicts of interest is complex and difficult, and new and different types of conflicts may subsequently arise.

The following represent the known material inherent or potential conflicts of interest that we believe should be considered by prospective investors before subscribing for the Common Shares.

Relationship among the Fund, the Adviser and the Investment Team. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. For example, the Adviser’s incentive fee creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation. The Adviser may also be incentivized not to permanently write down or write off or dispose of an investment that has poor prospects for improvement in order to receive ongoing management fees in respect of such investment and to avoid reductions in potential incentive fees if such asset appreciates in the future. In addition, the method of calculating the incentive fee payments may result in conflicts of interest between the Adviser, on the one hand, and the shareholders, on the other hand, with respect to the management and disposition of investments.

The functions performed by the Adviser are not exclusive. The officers and employees of the Adviser and its affiliates will devote such time as the Adviser deems necessary and sufficient to carry out the operations of the Fund effectively. The Adviser and its affiliates have rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts which have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.

Without limiting the generality of the foregoing, the Affiliated Group will invest for their own accounts and manage accounts for other individuals or entities, including entities in which the Affiliated Group or its trustees or employees may hold an interest, either directly in managed accounts or indirectly through investments in private investment entities. Any of such accounts will pay different fees, invest with leverage or utilize different investment strategies than the Fund. In addition, the Fund may enter into transactions with such accounts, and the Affiliated Group may invest in the same securities and instruments on behalf of such accounts that the Fund invests in. The Affiliated Group or its personnel will have income or other incentives to favor such accounts. The records of any such investments by members of the Affiliated Group will not be open to inspection by shareholders. The Adviser and HPS, however, will not knowingly or deliberately favor any such accounts over the Fund in its dealings on behalf of such accounts.

In addition, members of the Affiliated Group, including employees of HPS or its affiliates, may make personal investments in third-party entities (directly or through investment funds managed by third-party managers). Such entities may enter into transactions with the Fund, presenting a conflict of interest for the Adviser and HPS between acting in the best interests of the Fund and enhancing the returns of such personal investments.

As described in “Risk Factors - The Fund is Subject to Risks Associated with Sourcing, Operating or Joint Venture Partners,” HPS has historically worked with, and the Fund intends to continue to work with, sourcing, operating and/or joint venture partners. Sourcing, operating and joint venture partners are independent contractors engaged for particular purposes in connection with the Fund and/or certain of its projects, and are not part of the Affiliated Group.

Co-Investment Transactions. The Fund and the Adviser have received an exemptive order from the SEC that permits the Fund to co-invest with certain other persons, including certain affiliated accounts managed and controlled by the Adviser or its affiliates. Subject to the 1940 Act and the conditions of any such co-investment order issued by the SEC, the Fund may, under certain circumstances, co-invest with certain affiliated accounts in investments that are suitable for the Fund and one or more of such affiliated accounts. Even though the Fund and any such affiliated account co-invest in the same securities, conflicts of interest may still arise. If the Adviser is presented with co-investment opportunities that generally fall within the Fund’s investment objective and other Board-established criteria and those of one or more affiliated accounts advised by the Adviser or its affiliates, whether focused on a debt strategy or otherwise, the Adviser will allocate such opportunities among the Fund and such affiliated accounts in a manner consistent with the exemptive order and the firm-wide allocation policies and procedures, as discussed in this prospectus.

With respect to co-investment transactions conducted under the exemptive order, initial internal allocations among the Fund and other investment funds affiliated with the Adviser will generally be made, taking into account the allocation considerations set forth in the firm-wide allocation policies and procedures as described above. If the Fund invests in a transaction under a co-investment exemptive order and, immediately before the submission of the order for the Fund and all other funds, accounts, or other similar arrangements advised by HPS and its affiliates, the opportunity is oversubscribed, it will generally be allocated on a pro-rata basis based on available capital.

To the extent consistent with applicable law and/or exemptive relief issued to the Fund, in addition to such co-investments, the Fund and HPS or an affiliated account may, as part of unrelated transactions, invest in either the same or different tiers of a portfolio company’s capital structure or in an affiliate of such portfolio company. To the extent the Fund holds investments in the same portfolio company or in an affiliate thereof that are different (including with respect to their relative seniority) than those held by HPS or an affiliated account, the Adviser may be presented with decisions when the interests of the two co-investors are in conflict. If the portfolio company in which the Fund has an equity or debt investment and in which an affiliated account has an equity or debt investment elsewhere in the portfolio company’s capital structure, becomes distressed or defaults on its obligations under the private credit investment, the Adviser may have conflicting loyalties between its duties to the affiliated account, the Fund, certain of its other affiliates and the portfolio company. In that regard, actions may be taken for such affiliated account that are adverse to the Fund, or actions may or may not be taken by the Fund due to such affiliated account’s investment, which action or failure to act may be adverse to the Fund. In addition, it is possible that in a bankruptcy proceeding, the Fund’s interest may be adversely affected by virtue of such affiliated account’s involvement and actions relating to its investment. Decisions about what action should be taken in a troubled situation, including whether to enforce claims, whether to advocate or initiate restructuring or liquidation inside or outside of bankruptcy and the terms of any work-out or restructuring, raise conflicts of interest. In those circumstances where the Fund and such affiliated accounts hold investments in different classes of a company’s debt or equity, the Adviser and HPS may also, to the fullest extent permitted by applicable law, take steps to reduce the potential for adversity between the Fund and such affiliated accounts, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as (A) remaining passive in a restructuring or similar situations (including electing not to vote or voting pro rata with other security-holders), (B) divesting investments or (C) otherwise taking action designed to reduce adversity.

Declining an Investment. The Adviser may decline an investment opportunity on behalf of the Fund to the extent the Adviser determines, in its discretion, that such investment may (a) have reputational considerations for the shareholders, the Adviser or the Fund, (b) implicate considerations under the Adviser’s or a shareholder’s environmental, social and corporate governance policy, (c) to the Adviser’s knowledge, have been the subject of concern or controversy among financial institutions, institutional investors or the public or (d) give rise to other similar considerations. In certain cases, such an investment may be allocated to other Affiliated Group Accounts (defined below) that have consented to the investment or do not, in the Adviser’s discretion, have such considerations, in lieu of the investment being allocated to the Fund. See also “Risk Factors – Competition Among the Accounts Sponsored or Managed by the Adviser and Its Affiliates” below.

Conflicts of Interest Generally. If any matter arises that the Adviser, as applicable, determines in its good faith judgment constitutes an actual conflict of interest, the Adviser, as applicable, will take such actions as it determines in good faith may be necessary or appropriate to ameliorate the conflict (and upon taking such actions, the Adviser, as applicable, will be relieved of any liability for such conflict to the fullest extent permitted by law and shall be deemed to have satisfied applicable fiduciary duties related thereto to the fullest extent permitted by law). These actions include, by way of example and without limitation, (i) disposing of the investment or refraining from making the investment giving rise to the conflict of interest; (ii) appointing an independent fiduciary to act with respect to the matter giving rise to the conflict of interest; (iii) in connection with a matter giving rise to a conflict of interest with respect to an investment, consulting with the Board regarding the conflict of interest and/or obtaining a waiver or consent from the Board of the conflict of interest or acting in a manner, or pursuant to standards or procedures, approved by or disclosed to the Board with respect to such conflict of interest; (iv) disclosing the conflict to the shareholders; (v) implementing certain policies and procedures designed to ameliorate such conflict of interest or (vi) remaining passive and/or electing not to be the lead investor of a tranche of securities (even though the Fund may hold the largest stake in the applicable tranche of securities). There can be no assurance that the Adviser will identify or resolve all conflicts of interest in a manner that is favorable to the Fund. By acquiring Common Shares in the Fund, each shareholder will be deemed to have acknowledged and consented to the existence or resolution of any such actual, apparent or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. For the avoidance of doubt, in some cases after evaluating such conflict or potential conflict, the Adviser may determine that no action is required or that taking action may be adverse to the interests of the Fund or the Affiliated Group.

Competition Among the Accounts Sponsored or Managed by the Adviser and Its Affiliates. The Affiliated Group is actively engaged in advisory and management services for Affiliated Group Accounts. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Affiliated Group expects to sponsor or manage additional collective investment vehicles and managed accounts in the future. The Affiliated Group may employ the same or different investment strategies for the various Affiliated Group Accounts it manages or otherwise advises. Investment opportunities that may potentially be appropriate for the Fund are generally expected to also be appropriate for other Affiliated Group Accounts, and such Affiliated Group Accounts will compete with the Fund for positions and may compensate the Affiliated Group better than the Fund. Investments which are within the investment objective of the Fund may be allocated to other Affiliated Group Accounts, and there is no assurance that the Fund will be allocated those investments it wishes to pursue. In addition, shareholders should note that certain other Affiliated Group Accounts are expected to use ranging degrees of leverage, often on different terms with different counterparties, be subject to different fee structures and/or liquidity terms and focus on different investments than the Fund. Investments of such other Affiliated Group Accounts and the Fund may not be parallel for such and various other reasons, including different inflows and outflows of capital, variations in strategy, liquidity terms, governmental limitations on investment and other differences. The results of the investment activities of the Fund may differ significantly from the results achieved by Affiliated Group Accounts that implement the same or a similar investment strategy as the Fund.

Under certain circumstances, the Fund may invest in connection with a transaction in which Affiliated Group Accounts have already invested or are expected to invest. Under other circumstances, Affiliated Group Accounts may invest in a portfolio company in which the Fund has already invested or is expected to invest as well as investing in the Fund itself. Where an investment is allocated among the Fund as well as one or more Affiliated Group Accounts, such investment opportunity is expected to be allocated based on one or more factors which may include each entity’s capital available for investment, available leverage, structure of the investment (including whether a delayed-draw investment, revolver or line of credit is part of, and/or cannot be separated from such investment), applicable concentration limits and investment guidelines and restrictions, investment objectives, investment strategies, whether the investment represents a follow-on investment for one or more of the entities, the nature and size of existing portfolio holdings, expected investment pipeline, size of the investment opportunity, portfolio cash positions, risk/return objectives (and availability or expected availability of leverage for certain investments to meet such investment objectives), liquidity constraints (including the applicable wind-down and ramp-up periods, remaining investment period and termination or redemption terms), round-lot position size, availability of credit facilities or counterparty relationships needed to effect the transaction, legal, tax, regulatory or other considerations and/or management of potential or actual conflicts of interest by the Adviser. To the extent permitted by applicable law and the terms of the co-investment exemptive relief that the Fund intends to rely on, the Fund may also partner with other entities in which the Affiliated Group holds an investment or with which the Affiliated Group has a significant business relationship.

To the extent permitted by applicable law and the terms of the co-investment exemptive relief that the Fund intends to rely on, where the Fund invests in the same issuer as an Affiliated Group Account, the terms of the Fund’s investment, including the type of instrument purchased, may be different from the terms of the Affiliated Group Account’s investment or the type of instrument the Affiliated Group Account purchases. The Affiliated Group Accounts may be given certain governance or other rights or may be subject to terms and conditions that are more favorable than those applicable to the Fund. Conflicts could arise after the Affiliated Group Account, on the one hand, and the Fund, on the other hand, make investments in the same issuer with respect to the issuer’s strategy, growth and financing alternatives and with respect to the manner and timing of the Fund’s exit from the investment compared to the Affiliated Group Account’s exit. The Affiliated Group Accounts may make decisions that are more beneficial to themselves than to the Fund. Further, investments may benefit one or more of the Affiliated Group Accounts disproportionately to their benefit to the Fund. Conversely, the interests of one or more of the Affiliated Group Accounts in one or more investments may, in the future, be adverse to that of the Fund, and the Adviser may be incentivized not to undertake certain actions on behalf of the Fund in connection with such investments, including the exercise of certain rights the Fund may have, in view of the investment by the Affiliated Group in such investments.

In addition, to the extent permitted by applicable law and the terms of the co-investment exemptive relief that the Fund intends to rely on, the Affiliated Group and one or more Affiliated Group Accounts (including the Fund), expect to invest, from time to time, in different instruments or classes of securities of the same issuer, including where the Fund and/or any Affiliated Group Account control the majority of such instrument or class of securities. For example, the Fund expects to invest in the senior debt of an issuer where the strategic investment partners family of funds holds, or subsequently invests in, subordinated debt of such issuer. As a result, one or more Affiliated Group Accounts may have different investment objectives or pursue or enforce rights with respect to a particular issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. For example, if the Fund holds debt of an issuer and an Affiliated Group Account holds equity instruments of the same issuer, then if the issuer experiences financial or operational challenges, the Fund, which holds the debt, may seek a liquidation of the issuer, whereas the Affiliated Group Account, which holds the equity instruments, may prefer a reorganization of the issuer. In these circumstances, actions taken on behalf of the Fund may be adverse to the strategic investment partners family of funds, and vice versa, creating a conflict of interest for the Adviser and its affiliates. In addition, if an Affiliated Group Account holds voting securities (for example, equity) of an issuer in which the Fund holds non-voting securities (for example, secured debt) of such issuer, HPS or the Adviser, acting on behalf of such Affiliated Group Account may vote on certain matters in a manner that has an adverse effect on the positions held by the Fund (e.g., regarding whether an

Affiliated Group Account agrees to waive certain covenants or make certain amendments). Conversely, if the Fund holds voting securities of an issuer, the Adviser’s vote on behalf of the Fund on a matter may end up benefiting Affiliated Group Accounts and harming the Fund, especially with the benefit of hindsight (e.g., if the Fund agrees to certain covenants, waivers or amendments, but the issuer and the Fund’s investment in such issuer end up getting further impaired).

Courses of action that the Adviser and HPS may pursue to reduce the potential for adversity between the Fund and an Affiliated Group Account include causing one or both clients to take certain actions that, in the absence of such conflict, it would not take, such as (i) remaining passive in a restructuring or similar situations (including electing not to vote or voting pro rata with other security holders), (ii) investing in the same or similar classes of securities as the other client in order to align their interests, (iii) divesting investments in whole or in part or (iv) appointing an unaffiliated third-party agent to act on behalf of either the Fund or such Affiliated Group Account. Any such step could have the effect of benefiting an Affiliated Group Account or HPS or its affiliates and might not be in the best interests of or may be adverse to the Fund.

In enforcing its rights with respect to an investment, the Fund, along with other Affiliated Group Accounts, may pursue or enforce rights with respect to a particular issuer, or the Adviser and/or HPS may pursue or enforce rights with respect to a particular issuer jointly on behalf of the Fund and other Affiliated Group Accounts, even where the interests of such Affiliated Group Accounts may diverge in one or more respects from those of the Fund.

The Fund may be negatively impacted by the activities by or on behalf of such other Affiliated Group Accounts, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case had a particular course of action with respect to the issuer of the securities not been pursued with respect to such other Affiliated Group Accounts. In certain instances, personnel of HPS or its affiliates may obtain information about the issuer thereby limiting the Adviser’s ability to buy or sell securities of the issuer on behalf of the Fund. These conflicts are magnified with respect to issuers that undergo restructuring or become insolvent. It is possible that in connection with a restructuring, insolvency, bankruptcy or similar proceeding the Fund may be limited (by applicable law, courts or otherwise) in the positions or actions it may be permitted to take due to other interests held or actions or positions taken by Affiliated Group Accounts.

Positions taken by Affiliated Group Accounts may also dilute or otherwise negatively affect the values, prices or investment strategies associated with investments held by the Fund. For example, this may occur when investment decisions regarding the Fund are based on research or other information that is also used to support portfolio decisions for other Affiliated Group Accounts. When an Affiliated Group Account implements a portfolio decision or strategy ahead of, or contemporaneously with, similar portfolio decisions or strategies for the Fund (whether or not the portfolio decisions emanate from the same research analysis or other information), market impact, liquidity constraints, or other factors could result in the Fund receiving less favorable investment results, and the costs of implementing such portfolio decisions or strategies could be increased or the Fund could otherwise be disadvantaged. In addition, Affiliated Group Accounts may have short positions in the same security or instrument or a different security or instrument in the same issuer as a security or instrument purchased by the Fund, which may present additional conflicts, particularly if the issuer experiences financial difficulties.

To the extent permitted by applicable law and the terms of the co-investment exemptive relief that the Fund intends to rely on, the Fund may participate in a follow-on investment of an Affiliated Group Account, where the Fund has not previously invested in the applicable portfolio company, and vice versa. Any such follow-on investment would present conflicts of interest, including in the Adviser or its affiliate’s negotiation of the terms of such follow-on investment, and raises the risk that the Fund’s capital may be used to support an Affiliated Group Account’s existing investment.

In addition, an investment that HPS or the Adviser determined was appropriate for an Other HPS Investor (including funds and accounts on HPS’s direct lending platform) when originally consummated may be refinanced, extended or otherwise modified in such a way that the investment is no longer consistent with the investment objectives of the Other HPS Investor, but is consistent with the investment objective of the Fund. In this situation, to the extent permitted by applicable law and the terms of the co-investment exemptive relief that the Fund intends to rely on, the Fund may make an investment in the issuer and the proceeds of the Fund’s investment will be used by the issuer to repay the existing investment in such issuer of an Other HPS Investor and vice versa. For example, the Fund expects to participate in recapitalizations or refinancings of portfolio companies in which the HPS Specialty Loan Funds have invested. In this situation, the new loan in which the Fund invests may have a lower interest rate, for example, due to changes in market conditions, improvements in the business of the issuer or other factors. In these circumstances, the Other HPS Investor may exit the investment at the time the loan is refinanced, extended or otherwise modified, and the Fund may participate in the investment going forward and vice versa. In these circumstances, the consent of the shareholders will not be required. As a result, conflicts of interest are generally expected to arise between the Other HPS Investor exiting the investment and the Fund entering into the investment, including determinations of whether the Affiliated Group Account is being redeemed from an investment with a negative outlook (and whether the Fund is supporting such exit with their investment), and whether the Fund is paying a higher or lower price than market value or transacting on terms that are more or less favorable than in other comparable transactions. Conversely, the Fund’s investment may be refinanced by an Affiliated Group Account that may have the effect of shortening the duration of an attractive investment.

As a result, conflicts of interest are generally expected to arise between the Fund exiting the investment and such Other HPS Investor entering into the investment, including determinations of whether the Fund is being taken out of an investment with a positive outlook or whether the Fund’s exit may have the effect of shortening the duration of an attractive investment. Similarly, the Fund may agree to an amendment, extension, refinancing or similar transaction involving an existing investment, and such transaction may create an investment opportunity for other Affiliated Group Accounts.

The Fund may be allocated a small part of an investment opportunity within the investment objective of the Fund when other Affiliated Group Accounts are allocated a larger portion. The Fund may be prohibited (due to, for example, regulatory limitations) from pursuing certain investment opportunities and may find that its ability to participate in any particular opportunity may be substantially limited.

For the foregoing reasons, among others, the Affiliated Group and its portfolio managers, including the Investment Team, are generally expected to have a conflict of interest between acting in the best interests of the Fund and such other Affiliated Group Accounts. The Adviser and HPS have developed policies and procedures that provide that they will allocate investment opportunities and make purchase and sale decisions among the Fund, HPS’s clients and the Adviser’s other clients in a manner that they consider, in their discretion and consistent with their fiduciary obligation to their clients, to be reasonable. In many cases, these policies may result in the pro rata allocation of limited opportunities across accounts, but in many other cases, the allocations may reflect numerous other factors based upon the Adviser’s and HPS’s good faith assessment of the best use of such limited opportunities relative to the objectives, limitations and requirements of each of their clients and applying a variety of factors, including those described herein. The Adviser and HPS seek to treat all clients reasonably in light of all factors relevant to managing an investment fund or account, and in some cases, it is possible that the application of the factors described herein may result in allocations in which certain investment funds or accounts may receive an allocation when other investment funds (including the Fund) or accounts do not. Similarly, the Adviser and HPS may cause the liquidation of certain positions for the Fund and other clients in its discretion in accordance with the foregoing principles. Such allocations or liquidations may benefit another client instead of the Fund or may be detrimental to the Fund.

Moreover, the results of the investment activities of the Fund may differ significantly from the results achieved by the Affiliated Group for the other Affiliated Group Accounts. The Adviser will manage the Fund and

HPS and the Adviser will manage the other Affiliated Group Accounts in accordance with their respective investment objectives and guidelines; however, the Affiliated Group may give advice and take action, with respect to any current or future Affiliated Group Accounts that may compete or conflict with the advice the Adviser may give to the Fund, including with respect to the timing or nature of actions relating to certain investments.

Future investment activities by the Adviser and HPS on behalf of other clients and HPS on behalf of its clients may give rise to additional conflicts of interest and demands on the Adviser’s and HPS’s time and resources.

Diverse Membership; Relationships with Shareholders. The Fund and shareholders are generally expected to have conflicting investment, tax and other interests with respect to the investments made by the Fund. The shareholders are expected to include various types of persons or entities organized in various jurisdictions, and different shareholders may have conflicting investment, tax and other interests in respect of their investment in the Fund. The conflicting interests of the Fund and of individual shareholders may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of the Fund’s investments, and the timing of disposition of investments, which may be more beneficial for the Fund or shareholders than for one or more of the other shareholders. Such structuring of the Fund’s investments and other factors may result in different returns being realized by different shareholders. Furthermore, under the U.S. tax audit rules applicable to the Fund, decisions or elections made in connection with certain laws and regulations by the Adviser (or such other person designated by the Adviser) in connection with tax audits (including whether or not to make an election under those rules) may be more beneficial for one type of shareholder than for another type of shareholder. As a consequence, conflicts of interest may arise in connection with decisions made by the Adviser, including in respect of the nature or structuring of investments and the use of leverage that may be more beneficial for one shareholder than for another shareholder, especially in respect of individual tax situations. In addition, one or more of the Fund, the Adviser, and/or their affiliates may face certain tax risks based on positions taken by the Fund, its subsidiaries and/or a withholding agent, and the Adviser reserves the right on behalf of itself and its affiliates to take positions adverse to the Fund and the shareholders, including with respect to withholding of amounts to cover actual or potential tax liabilities.

Valuation of Assets. Certain securities and other assets in which the Fund will directly or indirectly invest, including secured loan and junior capital investments, are not expected to have a readily ascertainable market value and will be valued by the Adviser in accordance with its established valuation policies. Such securities and other assets will constitute a substantial portion of the Fund’s investments. In addition, when the Adviser determines that the market price does not fairly represent the value of an investment, the Adviser will determine a fair value for such investment as the Fund’s valuation designee. The Adviser has a conflict of interest in determining such valuations, as avoiding writing down the value of assets or writing off assets that are not readily marketable or difficult to value may cause it to receive higher management fees.

The Affiliated Group is engaged in advisory and management services for multiple collective investment vehicles and managed accounts, including other investment funds managed by the Affiliated Group. In connection with these activities, the Affiliated Group is required to value assets, including in connection with managing or advising their proprietary and client accounts. In this regard, certain units within the Affiliated Group may share information regarding valuation techniques and models or other information relevant to the valuation of a specific asset or category of assets, although they are under no obligation to engage in such information sharing. The Adviser will value the Fund’s investments according to its established valuation policies, and may value an identical asset differently than other units within the Affiliated Group (e.g., when an asset does not have a readily ascertainable market price).

Conflicts with Portfolio Companies. In certain instances, members of the Investment Team and officers and employees of the Adviser and/or HPS may serve as board members of certain portfolio companies and, in that capacity, will be required to make decisions that they consider to be in the best interests of the portfolio company. In certain circumstances, such as in situations involving bankruptcy or near insolvency of the portfolio company, actions that may be in the best interests of the portfolio company may not be in the best interests of the Fund, and vice versa. Accordingly, in these situations, there may be conflicts of interest between an individual’s duties as a member of the Investment Team or officer or employee of the Adviser and/or HPS and such individual’s duties as a board member of the portfolio company. Additionally, the Adviser or affiliates of the Adviser may enter into transactions with a portfolio company (for example, a property lease), which may create a conflict of interest. While it is generally expected that any such transaction would be on arm’s length terms, it is possible that the portfolio company may pay higher fees or receive fewer benefits in the transaction than it would if the counterparty to the transaction were a third party.

Selection of Service Providers. The Fund’s advisors and Service Providers or their affiliates are expected to provide goods or services to, or have business, personal, financial or other relations with HPS, its affiliates, advisory clients and portfolio companies. Such advisors and Service Providers may be shareholders in the Fund, sources of investment opportunities or co-investors or commercial counterparties or entities in which an Affiliated Group Account has an investment. Additionally, certain employees of HPS or its affiliates may have family members or relatives employed by such advisors and Service Providers. These relationships may influence the Adviser in deciding whether to select or recommend such Service Providers to perform services for the Fund or portfolio companies (the cost of which generally will be borne directly or indirectly by the Fund or such entities, as applicable).

Allocation of Revolver, Delayed-Draw Investment or Line of Credit Obligations. The Fund generally expects to participate in one or more investments that are structured as “revolvers”, “delayed-draws” or “lines of credit” with funding obligations that extend past the initial date of investment. Later funding obligations related to such investments may not be allocated pro rata among all the investors who participated in the initial funding of an investment. In particular, the Fund may participate in the initial funding of an investment, but may not participate in later-arising funding obligations (i.e., the revolver, delayed-draw or line of credit portions) related to such investment, including because of capacity limitations that an investment vehicle may have for making new revolver, delayed-draw investments or lines of credit or because HPS or any of its affiliates forms a new investment fund focused on investing in revolvers, delayed-draw investments and/or lines of credit. As a result, the Fund may be allocated a smaller or larger portion of revolver, delayed-draw investments or lines of credit than other investors participating in the loan (or may not be allocated any portion). See “Risk Factors– The Fund is Subject to Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments” above. Investors that participate in the initial funding of an investment may receive certain economic benefits in connection with such initial funding, such as original issue discount, closing payments, or commitment fees and these benefits are expected to be allocated based on participation in the initial funding, regardless of participation in future funding obligations. In addition, where the Fund and any other participating investors have not participated in each funding of an investment on a pro rata basis, conflicts of interest may arise between the Fund and the other investors as the interests of the Fund and the other investors may not be completely aligned with respect to such investment. In that regard, the revolver, delayed draw or line of credit portion of an investment may be senior to the investment in the portfolio company made by the Fund, and as a result, the interests of the Fund may not be aligned with other participating investors.

Joint Ventures.

The Fund or the Adviser may partner with one or more unaffiliated banks or other financial institutions to make particular investments or types of investments, with, in some instances, such partners having senior exposure to the investment program and the Fund and Other HPS Investors participating in the junior exposure or vice versa. In doing so, the Adviser would seek to benefit from the larger combined capital base of working with a partner, as well as such partner’s sourcing channels and expertise. In addition, the Fund may be an initial economic participant in such an investment program or may join the investment program after it has made investments. As a result, the Fund may or may not share in the returns of the investments that have already been originated and, accordingly the returns realized by the shareholders may differ from the returns realized by other participants of such investment program.

The structure of this type of investment program will vary and will be determined on a case-by-case basis in order to accommodate the nature of the arrangements, applicable bank and other regulatory restrictions, particular considerations applicable to the funds and accounts participating in the investment program, tax considerations, and other factors. For example, the investment program may be structured so that the Fund purchases debt of a holding company (the “HPS JV Participant”) and the HPS JV Participant then participates in the joint venture or the investments sourced through the joint venture. In such a situation, the equity of the HPS JV Participant is expected to be held by Other HPS Investors. As a result, conflicts of interest may arise between the Fund (as debt holders of the HPS JV Participant) and the Other HPS Investors participating in the investment program (as equity holders of the HPS JV Participant). These conflicts of interest would be magnified in the event of any default, bankruptcy or similar event of financial distress with respect to the HPS JV Participant. Further, the returns realized by the Fund are likely to differ from the returns realized by the Other HPS Investors participating in the investment program. In such a structure, the Fund as a debt holder will have more enhanced downside protection than the Other HPS Investors but will not benefit from all of the upside from the underlying investments, whereas the Other HPS Investors, while being subject to a greater risk of loss, will also benefit from greater upside than the Fund.

The Fund’s joint venture partner may be a regulated banking entity, and the joint venture vehicle may be subject to bank regulation as a result of the bank’s ownership interest therein. As a result, there is a risk that the joint venture could be subject to bank regulatory audit and review, as well as potential fines or other enforcement actions that the Fund, acting on its own, would not otherwise be subject to. While the bank joint venture partner would be expected to assume some of these liabilities directly, the HPS JV Partner would nevertheless have some exposure, potentially in respect of larger liabilities. Such liabilities could be significant. Furthermore, the activities of the joint venture may be restricted because of regulatory requirements applicable to the bank or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements.

The Adviser believes that any such joint venture will be structured in a manner that would not cause a violation of applicable banking laws and regulations. However, it is possible that future changes or clarifications in statutes, regulations or interpretations concerning the permissible activities of bank holding companies, as well as further judicial or administrative decisions and interpretations of present or future statutes or regulations could restrict (or possibly prevent) the banking partner from continuing to participate in the joint venture in the manner originally contemplated. In such event, the Adviser and the applicable banking partner may agree to alter or restrict the investment program or may elect to terminate the investment program altogether. Any such restructuring or termination may adversely affect the returns realized by the Fund in connection with its participation in the investment program.

Asset-Based Financing Among the Fund and Affiliated Group Accounts. The Fund may invest in asset-based loans with Fund Issuers as described in “Risks Factors - Risks Relating to the Fund’s Investments - The Fund is Subject to Risks Relating to Asset-Based Financing” above. If a Fund Issuer has invested in the equity of an Underlying Portfolio Company, the performance of the Fund’s investment in the asset-based loan will depend, in part, on the performance of the equity of such Underlying Portfolio Company (despite the fact that the Fund and/or certain Affiliated Group Accounts have not invested in such Underlying Portfolio Company). To the extent that one or more Affiliated Group Accounts have also invested in a different part of the capital structure of an Underlying Portfolio Company, potential conflicts of interest may arise between the Fund and such Affiliated Group Accounts (particularly if the Fund Issuer or the Underlying Portfolio Company experiences financial difficulties). For example, an Affiliated Group Account may be invested in the senior secured debt of such Underlying Portfolio Company and, as a senior lender to such Underlying Portfolio Company, may take actions that adversely affect the equity holders of such Underlying Portfolio Company, including the Fund Issuer (and, indirectly, the Fund if the Fund had invested into asset-based loans with such Fund Issuer). Conversely, if an Affiliated Group Account holds a controlling position in, or otherwise holds an interest in a more senior layer of the capital structure of an Underlying Portfolio Company and the Fund invests into the foregoing asset-based loan with the Fund Issuer, then the Adviser and/or its affiliates, on behalf of the Fund, may be incentivized not to take certain actions with respect to the Fund Issuer (and, indirectly, such Affiliated Group Accounts) that the Adviser and/or its affiliates otherwise may have taken if a third party (instead of an Affiliated Group Account) had invested into such loan with such Fund Issuer, which may adversely affect the Fund. In this way, the conflicts of interest described in “Competition Among the Accounts Sponsored or Managed by the Adviser and Its Affiliates” will apply not only where the Fund and Affiliated Group Accounts invest in the same portfolio company, but also where a Fund Issuer (with which the Fund has invested into an asset-based loan) and an Affiliated Group Account have invested in the same portfolio company (or vice versa).

The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of [    ], information with respect to the beneficial ownership of our Common Shares at the time of the satisfaction of the minimum offering requirement by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•	each of our Trustees and each executive officers; and

•	all of our Trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Type of Ownership	Number	Percentage
Interested Trustees
Michael Patterson	—	—	—
Colbert Cannon	—	—	—
Grishma Parekh	—	—	—
Independent Trustees
Randall Lauer	—	—	—
Robin Melvin	—	—	—
Donna Milia	—	—	—
Robert Van Dore	—	—	—
Executive Officers Who Are Not Trustees(1)
Robert Busch	—	—	—
Gregory MacCordy	—	—	—
Tyler Thorn	—	—	—
Philip Lee	—	—	—
Other
HPS Investment Partners, LLC	—	100	100%
All officers and Trustees as a group (11 persons)	—	—	—

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is HPS Corporate Capital Solutions BDC, c/o HPS Advisors, LLC, 40 West 57th Street, 33rd Floor New York, NY 10019.
(2)	The address for HPS Investment Partners, LLC is 40 West 57th Street, 33rd Floor New York, NY 10019.

The following table sets forth the dollar range of our equity securities as of [    ].

Name and Address	Dollar Range of Equity Securities in Fund(1)(2)(3)
Interested Trustees
Michael Patterson	—
Colbert Cannon	—
Grishma Parekh	—
Independent Trustees
Randall Lauer	—
Robin Melvin	—
Donna Milia	—
Robert Van Dore	—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equities securities expected to be beneficially owned by our Trustees is based on the initial public offering price of $25.00 per share.

DISTRIBUTIONS

We expect to pay regular distributions on a quarterly basis commencing no later than the first full calendar quarter after the consummation of the Merger. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board’s discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of investment company taxable income. See “Investment Advisory Agreement and Administration Agreement – Expense Support and Conditional Reimbursement Agreement” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares and Class I shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares), and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or return of capital, and we have no limits on the amounts we may pay from such sources. The use of borrowings to pay distributions is subject to the limitations in Section 4.4(f) of the Declaration of Trust and Section VI.K. of the Omnibus Guidelines. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board.

For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates, including through the waiver of certain investment advisory fees by the Adviser, that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements or waivers of advisory fees are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses or waive such fees. Our future reimbursement of amounts advanced or waived by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in the Registration Statement, the Adviser and its affiliates have no obligation to advance expenses or waive advisory fees.

We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Investment Advisory Agreement and Administration Agreement.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”

We plan to adopt a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

If we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

DESCRIPTION OF OUR COMMON SHARES

The following description is based on relevant portions of Delaware law and on our Declaration of Trust and Bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our Bylaws for a more detailed description of the provisions summarized below.

General

The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 100 shares were outstanding as of [    ], 2024, and an unlimited number of shares of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. Seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares or as provided in connection with a roll-up transaction pursuant to the Declaration of Trust, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of [ ]
Class S	Unlimited	—	[	]
Class D	Unlimited	—	[	]
Class I	Unlimited	—	[	]

Common Shares

Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board and declared by us out of funds legally available therefore. Except as may be provided by our Board in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights. Our Common Shares may not be sold, transferred, assigned, pledged or otherwise disposed of (in each case, a “Transfer”) unless (i) our consent is granted, and (ii) the common shares are registered under applicable securities laws or specifically exempted from registration (in which case the shareholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). In order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board.

In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our Bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees; provided that, if a sufficient number of votes to elect a trustee are not cast in such Contested Election, the incumbent Trustee, if any, shall retain their position. Pursuant to our Declaration of Trust, our Board may amend the Bylaws to alter the vote required to elect Trustees.

Class S Shares

No upfront selling commissions are paid for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares. Class S shares are subject to a minimum initial investment of $10,000. All subsequent purchases of Class S shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, as of the first calendar day of the subscription period, adjusted for any share issuance or repurchases during the subscription period that do not occur on the first calendar day of the period. The shareholder servicing and/or distribution fees are paid quarterly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D Shares

No upfront selling commissions are paid for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class D shares. Class D shares are subject to a minimum initial investment of $10,000. All subsequent purchases of Class D shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period. The shareholder servicing and/or distribution fees are paid quarterly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.

Class I Shares

No upfront selling commissions are paid for sales of any Class I shares; however, if you purchase Class I shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 2.0% cap on NAV for Class I shares. Class I shares are subject to a minimum initial investment of $1,000,000, which is waived or reduced by the Managing Dealer to $10,000 or less for certain investors as described below under “Plan of Distribution.” All subsequent purchases of Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $2,500 per transaction. The Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

No shareholder servicing and/or distribution fees are paid for sales of any Class I shares.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/ brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity other than in connection with the Merger, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that the Fund intends to rely on to allow us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares, and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares, or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share, and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares

This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees and officers will not be liable to us or our shareholders for monetary damages, except with respect to any claims arising under the federal securities laws. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee, officer, employee, or agent of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee, officer, agent or employee of the Fund and at the request of the Fund, serves or has served as a director, trustee, officer, employee or agent of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the Indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in the best interests of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an Independent Trustee), officer, employee, sponsor, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an Independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of the net assets of the Fund and not from the shareholders.

In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding if (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (ii) the Indemnitee provides the Fund with written affirmation of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Fund as authorized by the Declaration of Trust, (iii) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (iv) the Indemnitee provides the Fund with a written agreement to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined by final, non-appealable decision of a court of competent jurisdiction, that the Indemnitee is not entitled to indemnification.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on December 15, 2023, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to the Fund

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.

Sales and Leases to our Adviser, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board in accordance with our Bylaws. Our Bylaws provide that a majority of our entire Board may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than one. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed without cause upon the vote of a majority of then-outstanding shares.

We have a total of seven members of our Board, four of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Unless and until such time as our shares are listed on a securities exchange, each Trustee will not have a set term, and will hold office until his or her resignation, removal from the office, death or incapacity. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each.

Action by Shareholders

Our Bylaws provide that shareholder action can be taken only at a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and Bylaws, the Fund is required to hold a meeting of shareholders at least annually to consider such matters as may appropriately come before such meeting. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than 15 nor more than 60 days after the secretary gives notice for such special meeting. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

Our Declaration of Trust provides that the following actions may be taken by the shareholders, without concurrence by our Board or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Fund; or

•	sell all or substantially all of our assets other than in the ordinary course of business.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Under the Declaration of Trust of the Fund, no person other than the Trustees or the shareholders shall be entitled to bring any derivative action, suit, or other proceeding on behalf of the Fund and such actions, suits or other proceedings are subject to certain requirements and, to the fullest extent permitted by Delaware law, the shareholders’ right to bring direct actions against the Fund and/or its Trustees is eliminated, except to claims arising under federal securities laws.

Our Adviser may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Declaration of Trust;

•	amend the Investment Advisory Agreement except for amendments that would not adversely affect the rights of our shareholders;

•

except as otherwise permitted under the Investment Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Fund.

Amendment of the Declaration of Trust and Bylaws

Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

Our Declaration of Trust provides that our Board has the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new Bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of Trustees, our Declaration of Trust provides that our Board may amend our Declaration of Trust without any vote of our shareholders.

Determinations by Our Board of Trustees

Our Declaration of Trust contains a provision that codifies the authority of our Board to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board (consistent with our Declaration of Trust) is final and conclusive and binding upon us and our shareholders. This provision does not alter the duties our Board owes to us or our shareholders pursuant to our Declaration of Trust and under Delaware law. Further, it would not restrict the ability of a shareholder to challenge an action by our Board which was taken in a manner that is inconsistent with our Declaration of Trust or the Board’s duties under Delaware law or which did not comply with the requirements of the provision.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

The Board may, without the approval of our shareholders, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the 1940 Act. The Fund will not permit the Adviser to cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter.

Direct Actions

To the fullest extent permitted by Delaware law, a shareholder’s right to bring direct actions against the Fund and/or its Trustees is eliminated, except for a direct action to enforce an individual shareholder right to vote or a direct action to enforce an individual shareholder’s rights under Sections 3805(e) or 3819 of the Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to Section 13.3 of the Fund’s Declaration of Trust and Section 3816 of the Statutory Trust Act shall be equally applicable to bringing a direct action. This section does not apply to claims arising under the federal securities laws.

Derivative Actions

No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Any shareholder may maintain a derivative action on behalf of the Fund.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisors in considering the merits of the request. For purposes of this paragraph, the Board may designate a committee of one or more Trustees to consider a shareholder demand.

This section does not apply to claims arising under Section 29(a) of the Exchange Act and Section 47(a) of the 1940 Act.

Exclusive Delaware Jurisdiction; Waiver of Jury Trial

Each Trustee, each officer, each shareholder and each person beneficially owning an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804I of the Statutory Trust Act, (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund or its business and affairs, the Statutory Trust Act, the Declaration of Trust or the Bylaws or asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Act or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust or the Bylaws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Trustees, or of officers or the Trustees to the Fund, to the shareholders or each other, or (C) the rights or powers of, or restrictions on, the Fund, the officers, the Trustees or the shareholders, or (D) any provision of the Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Statutory Trust Act, I(E) any other instrument, document, agreement or certificate contemplated by any provision of the Statutory Trust Act, the Declaration of Trust or the Bylaws relating in any way to the Fund (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In the event that any claim, suit, action or proceeding is commenced outside of the Court of Chancery of the State of Delaware in contravention of the foregoing, all reasonable and documented out of pocket fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such claim, suit, action or proceeding shall be reimbursed by the non-prevailing party. Nothing disclosed in the foregoing will apply to any claims, suits, actions or proceedings asserting a claim brought under federal or state securities laws or under the Kansas Uniform Securities Act.

Side Letters

The Fund and/or Adviser (on behalf of the Fund and itself) have entered or may enter into agreements known as side letters with shareholders of the Fund. As a result of such letters, certain shareholders of the Fund may be provided with certain terms that other shareholders of the Fund may not receive. None of these side letters have or will have the effect of creating different investment terms in the Fund and primarily, or will primarily, concern administrative, tax and other operational matters. The Fund represents that neither the Fund and/or the Adviser have entered or will enter into side letters with shareholders of the Fund related to their investment in the Fund that contravene applicable law, including the 1940 Act and the Advisers Act.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than shareholder rights and other voting rights provided in the Declaration of Trust, including rights with respect to the election and removal of Trustees, annual and special meetings, amendments to the Declaration of Trust and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the Declaration of Trust; or

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction.

Access to Records

Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.hcapbdc.com and on the SEC’s website at www.sec.gov.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. If you invest in our shares through a financial advisor or a financial intermediary, such as a broker-dealer, and such advisor or intermediary delivers all or a portion of the reports above, any election with respect to delivery you have made with such financial advisor or intermediary will govern how you receive such reports.

Conflict with the 1940 Act

Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE

We expect to determine our NAV for each class of shares on the last day of the calendar period on the same frequency as our Subscription Frequency. The NAV per share for each class of shares will be determined by dividing the value of total assets attributable to the class minus the carrying value of liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

We will conduct the valuation of our investments, upon which our NAV is based, at all times consistent with US GAAP and the 1940 Act. We will value our investments in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices or values derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments that are listed or traded on an exchange and are freely transferrable and will be valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we will use these quotations to determine the value of our investments. We will utilize mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from one or more broker quotes. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser will regularly perform price verification procedures and issue challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser will not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of our investments, will be valued at fair value as determined in good faith by the Adviser as our valuation designee under Rule 2a-5 under the 1940 Act, pursuant to our valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by us to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

With respect to the quarterly valuation of investments, the Fund will undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

1.

the valuation process will begin with each investment being preliminarily valued by the Adviser’s valuation team in consultation with the Adviser’s investment professionals responsible for each portfolio investment;

2.

in addition, independent valuation firms retained by the Fund will prepare quarter-end valuations of each such investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser. The independent valuation firms will provide a final range of values on such investments to the Adviser. The independent valuation firms will also provide analyses to support their valuation methodology and calculations;

3.

the Adviser’s valuation committee with respect to the Fund (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

4.	the Adviser’s Valuation Committee will then determine fair value marks for each of the Fund’s portfolio investments; and

5.	the Board and Audit Committee will periodically review the valuation process and provide oversight in accordance with the requirements of Rule 2a-5 under the 1940 Act.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Adviser’s valuation team will prepare preliminary fair value estimates for each investment consistent with the methodologies set forth in the valuation policy. If an individual asset for which reliable market quotations are not readily available is known by the Adviser’s valuation team to have experienced a significant observable event44 since the most recent quarter end, an independent valuation firm may from time-to-time be asked by the Adviser’s valuation team to provide an independent fair value range for such asset. The independent valuation firm will provide a final range of values for each such investment to the Adviser’s Valuation Committee, along with analyses to support its valuation methodology and calculations.

As part of the valuation process, we will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser will consider whether the pricing indicated by the external event corroborates its valuation.

We will engage independent valuation firms to provide assistance regarding the determination of the fair value of our portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and we and the Adviser may reasonably rely on that assistance. However, the Adviser is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to our valuation policy, the Board’s oversight and a consistently applied valuation process.

Our most recently determined NAV per share for each class of shares will be available on our website: www.hcapbdc.com. We will report our NAV as of the last day of each Subscription Period within 20 Business Days of such date.

[44]

A significant observable event generally refers to the material loss of physical assets, a payment default or payment deferral, a bankruptcy filing or a liquidity event relating to the interests held or the issuer.

PLAN OF DISTRIBUTION

General

We are offering a maximum of $4,000,000,000 in Common Shares on a “best efforts” basis through HPS Securities, LLC, the Managing Dealer, a registered broker-dealer. Because this is a “best efforts” offering, the Managing Dealer must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Managing Dealer is headquartered at 40 West 57th Street, 33rd Floor, New York, NY 10019.

We entered into a Managing Dealer Agreement with the Managing Dealer (the “Managing Dealer Agreement”), pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. Other than the shareholder servicing and/or distribution fees, described below, we do not pay the managing dealer any other fees or compensation in connection with the Managing Dealer Agreement.

The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Managing Dealer nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.

We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.

Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Managing Dealer.

Without limiting the foregoing, the Managing Dealer waives or reduces to $10,000 or less Class I investment minimums for purchases: (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to this prospectus. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable.

If you are eligible to purchase all three classes of shares, you should be aware that Class I shares have no shareholder servicing and/or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares do not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Managing Dealer nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Upfront Sales Loads

Neither the Fund nor the Managing Dealer will charge upfront sales load with respect to Class S shares, Class D shares, or Class I shares; however, if you buy Class S shares, Class D shares, or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV for Class D shares, and a 2.0% cap on NAV for Class I shares.

Shareholder Servicing and/or Distribution Fees — Class S and Class D

The following table shows the shareholder servicing and/or distribution fees we pay the Managing Dealer with respect to the Class S, Class D and Class I shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid on a quarterly basis in arrears with respect to the aggregate NAV of all our outstanding Common Shares as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period, and subject to FINRA and other limitations on underwriting compensation.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—

Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares, and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable on a quarterly basis in arrears based on the NAV as of the first calendar day of the Subscription Period, adjusted for any share issuances or repurchases during the Subscription Period that do not occur on the first calendar day of the period.

The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Other Compensation

We or the Adviser may also pay directly, or reimburse the Managing Dealer if the Managing Dealer pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees).

Limitations on Underwriting Compensation

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity other than in connection with the Merger, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, as required by the exemptive relief that the Fund intends to rely on to allow us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).

Term of the Managing Dealer Agreement

Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification

To the extent permitted by law and our Declaration of Trust, we will indemnify the participating brokers and the Managing Dealer against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material

In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, case studies and articles and publications concerning credit markets and direct lending. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.

Share Distribution Channels and Special Discounts

We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Managing Dealer is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

Offering Restrictions

Notice to Non-U.S. Investors

To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of Common Shares.

HOW TO SUBSCRIBE

You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Managing Dealer. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.

Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•

Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Managing Dealer. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•

Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “HPS Corporate Capital Solutions BDC.” For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $10,000, additional purchases must be in increments of $2,500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $10,000 or $1,000,000, additional purchases must be in increments of $2,500, unless such minimums are waived by the Managing Dealer. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•

By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five Business Days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the Subscription Date (based on the NAV per share as determined as of the previous day, being the last day of the preceding Subscription Period), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five Business Days prior to the Subscription Date (unless waived by the Managing Dealer).

For example, if you wish to subscribe for Common Shares on November 1, your subscription request must be received in good order at least five Business Days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven Business Days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the Subscription Date, our NAV applicable to a purchase of shares will be available on generally within 20 business days after the Subscription Date; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account as of the Subscription Date. In this example, if accepted, your subscription would be effective on the first Business Day of November.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten Business Days after such rejection, cancellation or withdrawal.

Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price

Shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•

On each Business Day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of a Subscription Date (based on the NAV per share as determined as of the previous day, being the last day of the preceding Subscription Period), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five Business Days prior to the Subscription Date. If a purchase order is received less than five Business Days prior to the Subscription Date, unless waived by the Managing Dealer, the purchase order will be executed in the next Subscription Date’s closing at the transaction price applicable to that Subscription Period. As a result of this process, the price per share at which your order is executed may be different than the price per share for the Subscription Period in which you submitted your purchase order.

•

Generally, within 20 Business Days after the Subscription Date, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding Subscription Period, which will be the purchase price for shares purchased on that Subscription Date.

•	Completed subscription requests will not be accepted by us before two Business Days before the Subscription Date.

•

Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-844-700-1479.

•

You will receive a confirmation statement of each new transaction in your account from us or your financial advisor, participating broker or financial intermediary as soon as practicable but generally not later than seven Business Days after the shareholder transactions are settled when the applicable NAV per share is determined.

Our NAV may vary significantly from one Subscription Period to the next. Through our website at www.hcapbdc.com, you will have information about the most recently available NAV per share.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once during the Subscription Period using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.

Beginning no later than the first full calendar quarter after the consummation of the Merger, and at the discretion of our Board, we intend to commence a share repurchase program in which we intend to repurchase, in each quarter, up to 5% of our Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. Our Board may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.

We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable calendar quarter, except that shares that have not been outstanding for at least one year (or, in the case of shareholders who purchased shares from the Private BDC on April 8, 2024, until at least March 31, 2025) will fall under the Early Repurchase Deduction. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. In the case of shares received in exchange as Merger consideration, the initial date of the holding period shall be deemed to be the Subscription Date associated with the purchase of shares in the Private BDC. The Early Repurchase Deduction may be waived, at our discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program, with the exception of the Early Repurchase Deduction.

The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders. When the Board determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at www.hcapbdc.com and from the most recent account statement. Our repurchase offers will generally use the NAV on or around the last Business Day of a calendar quarter.

Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the expiration of the tender offer, subject to final determination of the relevant NAV per share. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares, with the exception of the Early Repurchase Deduction. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Repurchase of HPS’s, its affiliates’ and employees’ shares by the Fund will be on terms no more favorable than, and with the same limitations as, those applicable to shareholders under the share repurchase program described herein. Most of our assets consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to broadly syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.

In the event that any shareholder fails to maintain the minimum balance of $5,000 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN

The Fund plans to adopt a distribution reinvestment plan, pursuant to which we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distributions in cash as provided below. As a result, if the Board authorizes, and we declare, a cash distribution or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash distribution or other distribution reinvested in our shares, except shareholders located in certain states or who are clients of selected participating brokers, as described below. Shareholders who are eligible for default enrollment can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements. Shareholders located in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate or is defaulted to non-participation by virtue of residing in one of the states mentioned above or being a client of a participating broker dealer that does not permit automatic enrollment in distribution reinvestment plans, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or the Fund’s Plan Administrator. Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Common Shares will be purchased under the distribution reinvestment plan as of the first Business Day of the quarter following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five Business Days in advance of the first Business Day of the next quarter in order for a shareholder’s termination to be effective for such quarter. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the distribution reinvestment plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the distribution reinvestment plan will be terminated as of the Valuation Date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or managing dealer fees charged to you if you participate in the distribution reinvestment plan. We pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

Any purchase of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing Common Shares under our distribution reinvestment plan, but outstanding shares will be subject to ongoing shareholder servicing and/or distribution fees.

See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by us.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of Qualifying Assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets would be Qualifying Assets. We may also invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our gross assets constitute repurchase agreements from a single counterparty, we generally would not meet the diversification tests in order to qualify for taxation as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Warrants

Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On March 11, 2024, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We may enter into credit facilities, unsecured notes, and other financing arrangements to facilitate our investment objectives. Such credit facilities typically bear interest at floating rates spreads over SOFR or other applicable reference rates. Shareholders will bear the costs associated with any borrowings under our financing arrangements. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. We would typically have to post collateral to cover this potential obligation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions. See “Risk Factors – The Fund is Subject to Risks Associated with Forming CLOs.”

Code of Ethics

We and the Adviser will adopt a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Compliance Policies and Procedures.

Prior to acceptance of any subscriptions in this offering, we and our Adviser will have adopted and implemented written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws and will be required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and designate a Chief Compliance Officer to be responsible for administering the policies and procedures.

Affiliated Transactions

The Adviser and/or HPS provide investment management services to business development companies, investment funds, client accounts and proprietary accounts that HPS and/or the Adviser may establish. The Adviser shares any investment and sale opportunities with its and HPS’s other clients and us in accordance with applicable law, including the Advisers Act, firm-wide allocation policies (any such policy that covers the Adviser and HPS, a “firm-wide” policy), and an exemptive order from the SEC (as further described below), which generally provide for sharing eligible investments pro rata among the eligible participating funds and accounts, subject to certain allocation factors.

As a BDC regulated under the 1940 Act, we are subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside other clients. We and the Adviser have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, our Board intends to establish Board Established Criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private funds sponsored or managed by the Adviser or HPS that target similar assets. If an investment falls within the Board Established Criteria, the Adviser must offer an opportunity for us to participate. We may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for us (e.g., based on investment strategy). The co-investment would generally be allocated to us, the Adviser’s other clients and the HPS funds that target similar assets pro rata based on available capital in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Proxy Voting Policies and Procedures

We intend to delegate our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth in this section. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Fund and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Fund, taking into consideration the Fund’s investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing our investment in a particular company.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, HPS Advisors, LLC, 40 West 57th Street, 33rd Floor New York, NY 10019.

Net Worth of Sponsors

The NASAA, in its Omnibus Guidelines, requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Our internet address is www.hcapbdc.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is a shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the U.S. dollar, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the U.S. federal alternative minimum tax, any U.S. federal estate or gift tax consequences or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors, including a partner in a partnership that will hold Common Shares, should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation as a Regulated Investment Company

The Fund intends to elect to be treated, and intends to qualify each taxable year thereafter, for taxation as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:

1)	have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year;

2)	have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;

3)

derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”);

4)

diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above); and

5)

distribute to its shareholders in each taxable year at least 90% of its investment company taxable income (which is generally its net ordinary income plus the excess, if any, of its net short-term capital gains in excess of its net long-term capital losses), determined without regard to any deduction for dividends paid.

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income ) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income (if any) for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed its investment company taxable income, the Fund could incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC cannot use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but could carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund could for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to its shareholders even if such taxable income is greater than the net income it actually earns during those taxable years.

Certain income recognized with respect to a work-out or restructuring of a portfolio investment or income recognized from equity investments in an operating partnership and certain types of fee income that the Fund may earn in connection with investments or otherwise may not satisfy the 90% gross income test described above. In order to ensure that such income and fees do not disqualify the Fund for taxation as a RIC for a failure to satisfy the 90% gross income test, the Fund could be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to incur a liability for U.S. corporate income tax as well as state and local tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M of the Code. If the Fund makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid. However, a distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

While the Fund generally intends to qualify for taxation as a RIC for each taxable year, it is possible that we may not satisfy the diversification requirements described above, and thus may not qualify for taxation as a RIC. If the Fund failed to qualify for taxation as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Subject to certain limitations under the Code, such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. The Code provides certain relief from RIC disqualification due to inadvertent failures to comply with the 90% gross income test and the diversification tests described above, although there could be additional taxes due in such cases. However, there can be no assurance that the Fund would qualify for any such relief should it fail the 90% gross income test or the diversification tests described above.

The remainder of this discussion assumes that the Fund qualifies for taxation as a RIC for each taxable year.

Distributions

Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income. There can be no assurance that the Fund will report any distributions as Section 163(j) interest dividends.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional Common Shares, including investments in additional Common Shares pursuant to the distribution reinvestment plan. Shareholders receiving distributions in the form of additional Common Shares of the Fund pursuant to the distribution reinvestment plan will generally be treated as receiving a distribution in the amount of cash they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a shareholder pursuant to the distribution reinvestment plan will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit. Since the Fund expects to pay tax on any retained net capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals and other non-corporate shareholders on long-term capital gains, the amount of tax that individual and other non-corporate shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally could be claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations or could be refunded to the extent it exceeds a shareholder’s liability for U.S. federal income tax. A shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a deemed distribution as described above.

The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions pursuant to the distribution reinvestment plan.

A “publicly offered regulated investment company” or “publicly offered RIC” is a RIC whose shares are either (i) continuously offered pursuant to a public offering within the meaning of Section 4 of the Securities Act, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While the Fund generally expects to qualify for taxation as a RIC, the Fund anticipates that it may not qualify as a “publicly offered RIC” prior to the Merger. If the Fund is a RIC that is not a publicly offered RIC for any period, a non-corporate shareholder’s allocable portion of its affected expense, including management fees, will be treated as an additional distribution to the shareholder and will be treated as miscellaneous itemized deductions that are deductible only to the extent permitted by applicable law. Under current law, such expenses will not be deductible by any such shareholder for tax years that begin prior to January 1, 2026 and are deductible subject to limitation thereafter.

If an investor purchases Fund shares shortly before the record date of a distribution, the price of such shares will generally include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of its investment.

Sale or Exchange of Common Shares

Upon the sale, exchange or other disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale, exchange or other disposition of Common Shares if the shareholder acquires (including pursuant to the distribution reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.

From time to time, the Fund may offer to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them generally will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Fund’s Investments

Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

i.	disallow, suspend or otherwise limit the allowance of certain losses or deductions,

ii.	convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,

iii.	convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),

iv.	cause the Fund to recognize income or gain without a corresponding receipt of cash,

v.	adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,

vi.	adversely alter the intended characterization of certain complex financial transactions and

vii.	produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s qualification for taxation as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Fund expects to invest primarily in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its qualification for taxation as a RIC and to distribute sufficient income to minimize the extent to which we are subject to U.S. federal income tax.

Original Issue Discount

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero-coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Market Discount

In general, the Fund will be treated as having acquired a debt instrument with market discount if its stated redemption price at maturity (or, in the case of a debt instrument issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any debt instruments acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount debt instrument may be deferred until the Fund sells or otherwise disposes of such debt instrument.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Warrants

Gain or loss realized by the Fund from warrants acquired by the Fund as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long the Fund held a particular warrant.

Foreign Taxes

The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

Preferred Shares or Borrowings

If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, distributions on Common Shares in certain circumstances. Limits on the Fund’s payments of distributions on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make distribution payments.

Backup Withholding

The Fund or other applicable withholding agent may be required to withhold U.S. federal income tax (“backup withholding”) at the applicable rate from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. Any amount withheld under the backup withholding rules is not an additional tax and is generally allowed as a credit against the U.S. shareholder’s U.S. federal income tax liability and could entitle such shareholder to a refund, provided the required information is timely furnished to the Internal Revenue Service.

Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain dividends received from us and net gains from the sale, exchange or other disposition of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

U.S. Taxation of Tax-Exempt U.S. Shareholders

A U.S. shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of the Fund’s equity and receipt of distributions with respect to such equity (regardless of whether we incur indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. shareholder. Therefore, a tax-exempt U.S. shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that the Fund incurs. Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt shareholders and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt shareholders could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt U.S. shareholder recognizing income that would be treated as UBTI.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

As a RIC is a corporation for U.S. federal income tax purposes, its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a foreign shareholder should not be considered to earn income “effectively connected” with a U.S. trade or business solely as a result of activities conducted by the Fund.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. The portion of distributions considered to be a return of capital for U.S. federal income tax purposes generally will not be subject to tax. In addition, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of certain U.S. source interest income or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Interest-related dividends do not include distributions paid in respect of a RIC’s non-U.S. source interest income or its dividend income (or any other type of income other than generally non-contingent U.S.-source interest income received from unrelated obligors). In the case of shares of the Fund held through an intermediary, the intermediary may withhold U.S. federal income tax even if the Fund reports the payment as interest-related dividends or short-term capital gain dividends. There can be no assurance as to whether any of the Fund’s distributions will be eligible for an exemption from withholding of U.S. federal income tax or, as to whether any of the Fund’s distributions that are eligible, will be reported as such by us.

A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, as applicable. Foreign corporate shareholders may also be subject to the 30% branch profits tax imposed by the Code.

If, as discussed above, the Fund distributes its net capital gains in the form of deemed rather than actual distributions (which we could do in the future), a foreign shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s pro rata share of any U.S. federal income tax the Fund incurs on the capital gains deemed to have been distributed. In order to obtain the refund, the foreign shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the foreign shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

Backup withholding may apply to distributions to foreign shareholders, even if such distributions are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares.

Tax Considerations Regarding the Merger

The Merger is expected to be structured with the intent to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then, as a general matter (and subject to certain exceptions):

•	no gain or loss will be recognized by the Fund, the Non-Traded BDC or their respective shareholders as a result of the Merger;

•

the holding period and adjusted tax basis of the common shares of the Non-Traded BDC received by a holder of Common Shares of the Fund will be the same as the holding period and adjusted tax basis of such holder’s Common Shares of the Fund immediately prior to the Merger; and

•

the Non-Traded BDC will have a holding period and adjusted tax basis in each asset that is transferred to it by the Fund pursuant to the Merger that is equal to the Fund’s holding period and adjusted tax basis in such asset immediately prior to the Merger.

Foreign and Other Taxation

The Fund’s investments in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes borne or paid by the Fund.

In addition, shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in the Fund by any (i) “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, (ii) “plan” as defined in Section 4975 of the Code (including, without limitation, an individual retirement account (an “IRA”) and a “Keogh” plan) to which Section 4975 of the Code applies, (iii) plan, fund, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility and/or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iv) entity whose underlying assets are considered to constitute the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a Benefit Plan Investor (defined below) and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term “benefit plan investor” (“Benefit Plan Investor”) is generally defined to include (i) an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, (ii) a “plan” as defined in Section 4975 of the Code, that is subject to Section 4975 of the Code (including an IRA and a “Keogh” plan), and (iii) an entity whose underlying assets are considered to constitute the assets of any of the foregoing described in clauses (i) and (ii) pursuant to ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”) (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by one or more “employee benefit plans” and/or “plans” and which does not satisfy another exception under ERISA).

In considering an investment in the Fund of a portion of the assets of any Plan, each prospective investor that is, or is acting on behalf of, a Plan must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account the Plan’s obligations under the applicable provisions of ERISA, the Code and any applicable Similar Laws, and the facts and circumstances of such investing Plan, including for example: (1) whether the investment is in accordance with the documents and instruments governing the Plan; (2) whether the investment satisfies the fiduciary requirements associated with the Plan; (3) whether the investment will generate unrelated business taxable income to the Plan; (4) whether there is sufficient liquidity for an investment in our Common Shares for the Plan; (5) the need to value the assets of the Plan annually or more frequently; and (6) whether the investment would constitute or result in a non-exempt prohibited transaction under Title I of ERISA or Section the Code, or a similar violation under applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest”, within the meaning of ERISA, or “disqualified persons” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In this regard, the fiduciary of a Benefit Plan Investor that proposes to purchase or hold any Common Shares should consider, among other things, whether such purchase and holding of Common Shares may involve the sale or exchange of any property between a Benefit Plan Investor and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any assets of the Benefit Plan Investor.

The U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Common Shares. These class exemptions include, without limitation, Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 95-60 (relating to investments by an insurance company general account), PTCE 96-23 (relating to transactions directed by an in-house asset manager) and PTCE 90-1 (relating to investments by insurance company pooled separate accounts). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan Investor involved in the transaction and provided, further, that the Benefit Plan Investor pays no more than adequate consideration in connection with the transaction. It should be noted that these exemptions do not provide relief from the self-dealing prohibitions of Section 406 of ERISA or Section 4975 of the Code. It should be further noted that even if the conditions specific to one or more of these exemptions are satisfied, the scope of relief provided by these exemptions may not necessarily cover all acts involving the Common Shares that might be construed as prohibited transactions. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring Common Shares in reliance on these or any other exemption should carefully review the exemption in consultation with its legal advisors to assure it is applicable. There can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the Common Shares.

Plan Asset Issues

An additional issue concerns the extent to which the Fund or a portion of the assets of the Fund could itself be treated as subject to the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. ERISA and the Plan Asset Regulations concern the definition of what constitutes the assets of a Benefit Plan Investor for purposes of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code. Under ERISA and the Plan Asset Regulations, generally when a Benefit Plan Investor acquires an “equity interest” in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors (the “25% Test”) or that the entity is an “operating company” (each as defined in the Plan Asset Regulations). The Plan Asset Regulations defines an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. For purposes of the 25% Test, the assets of an entity will not be treated as “plan assets” if, immediately after the most recent acquisition of any equity interest in the entity, less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors, excluding equity interests held by persons (other than Benefit Plan Investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. A “publicly-offered security” is generally defined under the Plan Asset Regulations as a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Benefit Plan Investor as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.

The Fund intends to conduct its affairs so that its assets should not be deemed to constitute “plan assets” under the Plan Asset Regulations. In this regard, we intend to rely on the 25% Test exception, the “publicly offered securities” exception, or another exception to the Plan Asset Regulations, however no assurance can be given that this will be the case. Accordingly, the Adviser will have the power to take certain actions to avoid having the assets of the Fund characterized as “plan assets,” including, without limitation, placing restrictions on purchases of Common Shares, redemptions of Common Shares, and participation in the distribution reinvestment plan. Additionally, we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is either (i) a Benefit Plan Investor or (ii) a person who has discretionary authority or control with respect to the assets of the Fund or who provides investment advice for a fee (direct or indirect) with respect to such assets, or an affiliate of such a person. All Common shares of the Fund shall be subject to such terms and conditions.

If the assets of the Fund were deemed to be “plan assets” within the meaning of ERISA and the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized by the fiduciary on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

Governmental Plans and Non-U.S. Plans

Certain Plans, such as governmental plans and non-U.S. plans, may not be subject to ERISA or Section 4975 of the Code, but may be subject to provisions of Similar Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each Plan, including governmental and foreign plans, considering an investment in our Common Shares should consult with their legal advisors regarding their proposed investment in our Common Shares.

Representation

By acceptance of any Common Shares, each shareholder will be deemed to have represented and warranted that either (i) no portion of the assets used by such shareholder to acquire or hold our Common Shares constitutes assets of any Plan or (ii) the purchase and holding of our Common Shares by such shareholder will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or similar violation under any applicable Similar Laws.

Reporting of Indirect Compensation

Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the Department of Labor regarding their assets, liabilities and expenses. To facilitate a plan administrator’s compliance with these requirements it is noted that the descriptions contained in this prospectus of fees and compensation, including the management fee and performance fee payable to the Adviser are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.

Independent Fiduciaries with Financial Expertise

This Registration Statement does not constitute an undertaking to provide impartial investment advice and it is not our intention to act in a fiduciary capacity with respect to any Plan. HPS, the Adviser, the Managing Dealer, and their respective affiliates (the “Relevant Entities”) have a financial interest in investors’ investment in Common Shares on account of the fees and other compensation they expect to receive (as the case may be) from the Fund and their other relationships with the Fund as contemplated in this prospectus. Any such fees and compensation do not constitute fees or compensation rendered for the provision of investment advice to any Plan. Each Plan will be deemed to represent and warrant that it is advised by a fiduciary that is (a) independent of the Relevant Entities; (b) capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies contemplated in this prospectus; and (c) a fiduciary (under ERISA, Section 4975 of the Code or applicable Similar Law) with respect to the Plan’s investment in our Common Shares, who is responsible for exercising independent judgment in evaluating the Plan’s investment in our Common Shares and any related transactions.

The foregoing discussion of ERISA, the Code and Similar Law issues should not be construed as legal advice. Fiduciaries of Plans should consult their own legal advisors with respect to issues arising under ERISA, the Code and applicable Similar Laws make their own independent decision regarding an investment in the Fund. The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisors concerning the considerations discussed above before making an investment in the Fund. As indicated above, Similar Laws governing the investment and management of the assets of Plans that are not subject to Title I of ERISA or Section 4975 of the Code, such as governmental plans and non-U.S. plans, may contain fiduciary responsibility and prohibited transaction requirements similar to those under ERISA and Section 4975 of the Code. Accordingly, Plans, in consultation with their legal advisors, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by Bank of New York Mellon Trust Company, National Association. The address of the custodian is 601 Travis Street, Houston, Texas 77002. SS&C GIDS, Inc., will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, Kansas City, MO 64105. The Bank of New York Mellon and SS&C GIDS, Inc., and their affiliates are acting solely in the capacity of custodian, sub-administrator, and transfer agent in connection with the offering of securities described herein, and have not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

EXPERTS

The financial statements as of December 31, 2023 and for the period from August 10, 2023 (inception) to December 31, 2023 of HPS Corporate Capital Solutions Fund included in this Prospectus of HPS Corporate Capital Solutions BDC have been so included in reliance on the report of PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Simpson Thacher & Bartlett LLP, Washington, D.C., acts as counsel to the Fund. Richards, Layton & Finger P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

HPS INVESTMENT PARTNERS, LLC

U.S. Privacy Policy

Last Updated: August 26, 2020

HPS Investment Partners, LLC and its affiliates (“HPS”) respect your concerns about privacy. This U.S. Privacy Policy describes the types of personal information we collect on https://www.hpspartners.com/en/home/ (the “Site”), how we use the information, with whom we share it and the choices available to you regarding our use of the information. We also describe measures we take to protect the security of the information and how you can contact us about our privacy practices.

Except as described in the California Consumer Privacy Statement, this U.S. Privacy Policy does not apply to the offline information practices of HPS. It also does not apply to personal information we may collect from you as an investor in any fund or account that we sponsor or manage. We address these practices in separate notices to clients or investors as required by law.

If you are a California consumer and would like information about our online and offline privacy practices and your privacy rights, please see the section of this U.S. Privacy Policy called “California Consumer Privacy Statement,” which is effective January 1, 2020.

1. Information We Obtain

We may obtain your contact information and other information you choose to provide through the Site.

In addition, when you visit our Site, we may obtain certain information by automated means, such as cookies, web beacons, web server logs and other technologies. A “cookie” is a text file that websites send to a visitor’s computer or other Internet-connected device to uniquely identify the visitor’s browser or to store information or settings in the browser. A “web beacon,” also known as an Internet tag, pixel tag or clear GIF, links web pages to web servers and cookies and may be used to transmit information collected through cookies back to a web server.

We may use these automated technologies on our Site to collect information about your equipment, browsing actions, and usage patterns. The information we may obtain in this manner may include your device IP address, identifiers associated with your devices, types of devices connected to our Site, web browser characteristics, device characteristics, language preferences, referring/exit pages, clickstream data, and dates and times of visits to our Site. These technologies may help us (1) track and understand how you use and interact with our Site; (2) measure the usability of our Site and the effectiveness of our communications; and (3) otherwise manage and enhance our services and help ensure they are working properly.

Your browser may tell you how to be notified when you receive certain types of cookies or how to restrict or disable certain types of cookies. Please note, however, that without cookies you may not be able to use all of the features of our Site. For mobile devices, you can manage how your device and browser share certain device data by adjusting the privacy and security settings on your mobile device.

2. How We Use the Information We Obtain

We may use the personal information we obtain about you to:

•	Respond to your inquiries;

•

Operate, evaluate and improve our business (including managing the Site; enhancing and improving our products and services; managing our communications; analyzing our products and services; performing data analytics; and performing auditing and other internal functions); and

•	Comply with and enforce applicable legal requirements, industry standards and HPS policies and terms.

We also may use the information in other ways for which we provide specific notice at the time of collection.

Our Site is not designed to respond to “do not track” signals received from browsers.

3. Information We Share

We may share the information we obtain about you with our affiliates and subsidiaries. We also may share the information we obtain about you with third-party vendors and other entities to perform certain services on our behalf, such as website hosting, data analytics and other services.

We also may disclose personal information (1) if we are required to do so by law or legal process (such as a court order or subpoena); (2) in response to requests by government agencies, such as law enforcement authorities; (3) to establish, exercise or defend our legal rights; (4) when we believe disclosure is necessary or appropriate to prevent physical or other harm or financial loss;

(5) in connection with an investigation of suspected or actual illegal activity; or (6) otherwise at your direction or with your consent.

We reserve the right to transfer any personal information we have about you in the event we sell or transfer all or a portion of our business or assets (including in the event of a merger, acquisition, joint venture, reorganization, divestiture, dissolution or liquidation).

4. Your Rights and Choices

You may at any time ask us to stop sending you emails or other communications. To update your preferences, limit the communications you receive from us, or submit a request, please contact us as described in the How to Contact Us section below.

If you are a California consumer, for more information about your privacy rights, please see the section of this Privacy Policy called “California Consumer Privacy Statement.”

5. How We Protect Personal Information

We maintain administrative, technical and physical safeguards designed to protect the personal information you provide against accidental, unlawful or unauthorized access, destruction, loss, alteration, disclosure or use.

6. Children’s Personal Information

Our Site is intended for a general audience and are not directed to children. In connection with the Site, we do not knowingly solicit or collect personal information from children under the age of 13. If we learn that we have collected personal information from a child under age 13, we will promptly delete that information. If you believe that a child under age 13 may have provided us with personal information, please contact us as specified in the How To Contact Us section of this U.S. Privacy Policy.

7. Links to Non-HPS Services and Features

For your convenience and information, our Site may provide links to other online services, and may include third-party features such as apps, tools, widgets and plug-ins. These online services and third-party features may operate independently from us. The privacy practices of the relevant third parties, including details on the information they may collect about you, are subject to the privacy statements of these parties, which we strongly suggest you review. To the extent any linked online services or third-party features are not owned or controlled by HPS, we are not responsible for these third parties’ information practices.

8. Updates to Our Privacy Policy

We may update this U.S. Privacy Policy from time to time and without prior notice to you to reflect changes in our personal information practices with respect to the Services. We will indicate at the top of the policy when it was most recently updated.

9. How to Contact Us

You can submit a request or ask us questions about this U.S. Privacy Policy by sending us an email at privacy@hpspartners.com.

CALIFORNIA CONSUMER PRIVACY STATEMENT

Last Updated: August 26, 2020

This California Consumer Privacy Statement supplements the U.S. Privacy Policy. It applies solely to California consumers and addresses personal information we collect online and offline. This Statement does not apply to personal information about HPS employees and other personnel. In addition, this Statement does not apply to nonpublic personal information we obtain subject to the Gramm-Leach-Bliley Act (“GLBA”).

This California Consumer Privacy Statement uses certain terms that have the meaning given to them in the California Consumer Privacy Act of 2018 and its implementing regulations (the “CCPA”).

1. Notice of Collection and Use of Personal Information

We may collect (and may have collected during the 12-month period prior to the effective date of this Statement) the following categories of personal information about you:

•

Identifiers: identifiers such as a real name, alias, postal address, unique personal identifier (such as a device identifier; cookies, beacons, pixel tags, mobile ad identifiers and similar technology; customer number, unique pseudonym, or user alias; telephone number and other forms of persistent or probabilistic identifiers), online identifier, internet protocol address, email address, account name, Social Security number, driver’s license number, passport number, and other similar identifiers

•

Additional Data Subject to Cal. Civ. Code § 1798.80: signature and physical characteristics or description, state identification card number, education, bank account number, credit card number, debit card number, and other financial information

•

Protected Classifications: characteristics of protected classifications under California or federal law, such as race, color, national origin, religion, age, sex, gender, gender identity, gender expression, sexual orientation, marital status, medical condition, disability, citizenship status, and military and veteran status

•	Commercial Information: commercial information, including records of services obtained and other purchasing or consuming histories or tendencies

•

Online Activity: Internet and other electronic network activity information, including, but not limited to, browsing history, search history, and information regarding your interaction with websites, applications or advertisements

•	Sensory Information: audio, electronic, visual and similar information

•	Employment Information: professional or employment-related information

•

Inferences: inferences drawn from any of the information identified above to create a profile about you reflecting your preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes.

We may use (and may have used during the 12-month period prior to the effective date of this Statement) your personal information for the purposes described in our U.S. Privacy Notice and for the following business purposes specified in the CCPA:

•

Performing services, including maintaining or servicing accounts, providing customer service, processing or fulfilling orders and transactions, verifying customer information, processing payments, providing advertising or marketing services, providing analytics services, or providing similar services

•

Auditing related to a current interaction with you and concurrent transactions, including, but not limited to, counting ad impressions to unique visitors, verifying positioning and quality of ad impressions, and auditing compliance

•	Short-term, transient use, including, but not limited to, the contextual customization of ads shown as part of the same interaction

•	Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity

•	Debugging to identify and repair errors that impair existing intended functionality

•	Undertaking internal research for technological development and demonstration

•

Undertaking activities to verify or maintain the quality or safety of a service or device that is owned, manufactured, manufactured for, or controlled by us, and to improve, upgrade, or enhance the service or device that is owned, manufactured, manufactured for, or controlled by us

2. Sources of Personal Information

During the 12-month period prior to the effective date of this Statement, we may have obtained personal information about you from the following categories of sources:

•	Directly from you, such as when you email us

•	Your devices, such as when you visit our Site

•	Individuals, such as your friends or colleagues, who provide us with your contact information so we can send information that may interest you

•	Our affiliates

•	Vendors who provide services on our behalf

•	Social networks

•	Government entities

3. Sale of Personal Information

We do not sell your personal information in exchange for monetary or other valuable consideration.

4. Sharing of Personal Information

During the 12-month period prior to the effective date of this Statement, we may have shared your personal information with certain categories of third parties, as described below.

We may have disclosed the following categories of personal information about you for a business purpose to the following categories of third parties:

Category of Personal Information	Category of Third Party

Identifiers	Service providers, business partners, and affiliates

Additional Data Subject to Cal. Civ. Code § 1798.80	Service providers, business partners, and affiliates

Protected Classifications	Service providers, business partners, and affiliates

Commercial Information	Service providers, business partners, and affiliates

Employment Information	Service providers, business partners, and affiliates

In addition to the categories of third parties identified above, during the 12-month period prior to the effective date of this Statement, we may have shared personal information about you with the following additional categories of third parties: Government entities

5. California Consumer Privacy Rights

You have certain choices regarding our use and disclosure of your personal information, as described below.

Access: You may have the right to request, twice in a 12-month period, that we disclose to you the personal information we have collected, used, disclosed and sold about you during the past 12 months.

Deletion: You may have the right to request that we delete certain personal information we have collected from you.

How to Submit a Request: To submit an access or deletion request, please email your request to privacy@hpspartners.com or call us at (833) 457-0279.

Verifying Requests: To help protect your privacy and maintain security, we will take steps to verify your identity before granting you access to your personal information or complying with your request. If you request access to or deletion of your personal information, we may require you to provide any of the following information: your email address on file, the name of your contact person at HPS, the date of your last correspondence with HPS, the date of your last capital call and the amount, the name of your last realization or investment, and/or the fund in which you participate. In addition, if you ask us to provide you with specific pieces of personal information, we will require you to sign a declaration under penalty of perjury that you are the consumer whose personal information is the subject of the request. If you designate an authorized agent to make an access or deletion request on your behalf (1) we may require you to provide the authorized agent written permission to do so, and (2) we may require you to verify your own identity directly with us (as described above). To submit a request as an authorized agent on behalf of a consumer, please contact us as described above under “How to Submit a Request”.

Additional Information: If you choose to exercise any of your rights under the CCPA, you have the right to not receive discriminatory treatment by us. To the extent permitted by applicable law, we may charge a reasonable fee to comply with your request.

European and Cayman Islands Privacy Policy

At HPS, we are committed to protecting and respecting your privacy. This policy explains how we collect and use any personal information (i.e., any information that relates to you and that identifies or can be used to identify you) that you share with us, including how we collect, process, protect and share your personal information.

You do not need to take any action as a result of this privacy policy, but you may have certain rights as described below.

We keep this privacy policy under regular review. This privacy policy was last updated on 30 April 2018.

When you provide us with your personal information, HPS Investment Partners, LLC, HPS Investment Partners (UK) LLP and HPS Investment Partners (HK), Limited and, in each case, their affiliated companies and the investment funds and accounts advised by them and their affiliates (together, “HPS”, “we”, “us” and “our”) act as “data controllers” as such term is defined in Regulation (EU) 2016/679 (the General Data Protection Regulation) or the Data Protection Law, 2017 of the Cayman Islands, as applicable. In simple terms, this means that we: (i) “control” the personal information that you provide, including making sure that it is kept secure; and (ii) make certain decisions on how to use and protect such personal information, but only to the extent that we have informed you about the use or are otherwise permitted by law.

Please note that this privacy policy pertains to information that may be collected in connection with your use of this Website and in certain other limited circumstance as described herein. Personal information HPS may collect from investors in funds and accounts sponsored or managed by HPS will be addressed in separate notices to the extent required by law.

If you have any questions regarding our use of your personal information, or this privacy policy, please contact the Compliance Department at GDPR-compliance@hpspartners.com.

1. What information do we collect about you?

The types of personal information we collect about you depends on the nature of your interaction with us. The types of personal information we collect may include:

•	personal, device and business contact information (such as name, postal and email address, IP addresses, and telephone number);

•	other personal information you submit to us, such as information you provide to register for email alerts or correspond with us in relation to inquiries;

•	personal information you may submit to us in connection with any potential employment opportunities; and

•	information we may collect about you in connection with evaluating and making investments to the extent that you are connected to the relevant transaction.

The personal information collected about you will help us provide you with better service or facilitate our business relationship.

2. How we obtain your personal information

We collect information about you directly when you provide it to us in correspondence and conversations (including via email and telephone) and through forms and contracts we may enter with you. We may also receive information about you from your employer, service providers or other transaction parties in connection with our review of investment opportunities. Depending on the nature of the relationship, such may include information about your name, address, email address, date of birth, passport details or other national identifier, driving license, your national insurance or social security number and income, employment information and details about your investment or retirement portfolio(s).

In connection with an employment inquiry, we also collect information regarding your work authorization status, education history, employment history and professional designations; and other information about your qualifications.

We will only collect and process personal information about you where we have lawful bases to do so (please see section 3 below).

We may combine personal information that you provide to us with information that we collect from, or about you, in some circumstances. This will include information collected in an online or offline context.

3. Why we use your personal information

We will use the personal information you provide us or we otherwise collect for the following purposes, and pursuant to the corresponding legal bases:

Purpose	Legal Basis

To enter into, and perform, contracts with you that you have requested.	Contractual necessity

To improve our website and notify you about changes to our services.	Legitimate interest

To respond to requests for information submitted by you through our website.	Legitimate interest

To keep a record of your relationship with us.	Legitimate interest

To assess your qualification for available employment opportunities.	Legitimate interest

To conduct know-your-customer, anti-money laundering and similar reviews.	Legitimate interest

Additionally, we will use your personal information, subject to applicable law, to keep you informed of our products and services (e.g., future funds that we are raising) based on our legitimate interest.

No automated decision making, including profiling, is used when processing your personal information.

4. Who we share your personal information with

We will share your personal information with third parties as required by law or regulation.

We will also share your personal information with affiliates and certain service providers and professional advisors, including our lawyers, auditors and other professional advisors and service providers as necessary to fulfil the purposes set out in this privacy policy.

We will seek to ensure any third party that acts as a data processor on our behalf:

(i) enters into an agreement with us and meets our standards for data security;

(ii) does not use your personal information for any purpose other than the clearly defined purpose relating to the service that such party is providing;

(iii) treats your personal information as confidential; and

(iv) holds your personal information securely and retains it only for such period of time as necessary.

We will also share your personal information with applicable third parties in the event of a reorganization, merger, sale, acquisition, assignment or other disposition of all or a portion of our business, assets or shares.

5. How we keep your personal information secure

We are committed to protect the personal information you entrust to us, and to that end we employ appropriate organizational, physical, technical and procedural safeguards designed to protect your personal information in our possession or under our control to the extent possible from unauthorized access and improper use.

We also train and instruct our employees that all personal information must be handled in accordance with this privacy policy and applicable privacy and data protection laws, and any misuse by employees is subject to disciplinary action.

6. Our retention of your personal information

We will keep your personal information only for as long as is necessary for the purposes it was collected, set out in section 3 of this privacy policy, unless a longer retention period is required under applicable law. To determine the appropriate retention period for personal information, we consider the amount, nature, and sensitivity of the personal data, the potential risk of harm from unauthorised use or disclosure of your personal information, the purposes for which we process your personal information and whether we can achieve those purposes through other means, and the applicable legal requirements.

7. Transfer of your personal information

To the extent that you reside in the European Union, or EU or Cayman Islands data privacy legislation applies to you or the fund in which you invest, and we transfer your personal information to countries located outside of the European Economic Area (“EEA”), such transfers are made in accordance with applicable data privacy laws.

8. Your rights

To the extent that you reside in the European Union, or EU or Cayman Islands data privacy legislation applies to you or the fund in which you invest, you have the right to access the personal information we hold about you, and there are, subject to certain limitations, a number of ways you can control the way in which and what information we store and process about you. We have explained these individual rights and controls below. To exercise these rights and controls, please contact us at GDPR-Compliance@hpspartners.com.

Access: You have the right to access the personal information that we hold about you free of charge (subject to certain situations where we may charge a ‘reasonable fee’).

Correction: You have the right to correct any inaccuracies in the information we hold about you.

Deletion: You have the right to request that we delete your personal information in certain situations (subject to any legal obligations for us to retain it).

Restrictions on use: You may request that we stop processing your personal information (other than storing it): (i) while its accuracy is verified; (ii) if the processing is illegal; (iii) if the processing is no longer necessary for the purposes for which it was collected; or (iv) if you object to the processing and we are verifying whether our legitimate grounds to process your personal information override your own rights.

Object: You have the right to object to processing, including: (i) for direct marketing (from which you may opt-out at any time); (ii) for research or statistical purposes; and/or (iii) where processing is based on legitimate interests.

This website may contain links to other websites. HPS is not responsible for the privacy practices or the content of such third party websites. Please see our “Website Terms of Use” for more information about our online terms and policies.

9. How to contact us

For any questions regarding our processing of your personal information (including the rights and controls explained in section 8 of this privacy policy) please contact GDPR-Compliance@hpspartners.com.

10. Complaints

If you reside in the European Union, or EU data privacy legislation applies to you, and you should you wish to lodge a complaint with regards to how your personal information has been processed by HPS, please contact your local supervisory authority. In the UK, this is the Information Commissioner (https://ico.org.uk/). If you are an investor in a Cayman Islands fund you may lodge a complaint with the Cayman Islands Ombudsman (www.ombudsman.ky).

Rev. April 2023

FACTS	WHAT DOES HPS DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

•  Social Security number and income

•  Account balances and transaction history

•  Wire transfer instructions and assets

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons HPS chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does HPS share?	Can you limit this sharing?

For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

For our marketing purposes – to offer our products and services to you	Yes	No

For joint marketing with other financial companies	Yes	No

For our affiliates’ everyday business purposes – information about your transactions and experiences	Yes	No

For our affiliates’ everyday business purposes – information about your credit worthiness	Yes	No

For our affiliates to market to you	Yes	No

For nonaffiliates to market to you	Yes	No

To limit our sharing

Call the Compliance Department at (833) 457-0279.

Please note:

If you are a new customer, we can begin sharing your information 30 days from the date we sent this notice. When you are no longer our customer, we continue to share your information as described in this notice.

However, you can contact us at any time to limit our sharing.

Questions?	Call (833) 457-0279

Who we are

Who is providing this notice?	The HPS family of advisers, which includes the following entities: HPS Advisors, LLC, HPS Securities, LLC; HPS Investment Partners (UK) LLP; HPS Investment Partners (HK) Limited; HPS Investment Partners (AUS) Pty Ltd.; HPS ALSC Management, LLC; HPS Investment

Partners (SG) Pte. Ltd.; HPS RE Management, LLC; HPS Investment Partners CLO (US), LLC; HPS Investment Partners CLO (UK) LLP; Segovia Loan Advisors (UK) LLP; HPS Investment Partners Lux Sarl; HPS Mezzanine Partners, LLC; HPS Mezzanine Partners II, LLC; HPS Mezzanine Management III, LLC; HPS Mezzanine Management 2019, LLC; HPS Strategic Investment Management V, LLC; HPS Opportunities SL Management, LLC; HPS EF GP, LLC; HPS EL SLF 2016 GP; CGC, LLC; and CGC III Partners, LLC.

What we do

How does HPS protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does HPS collect my personal information?

We collect your personal information, for example, when you:

•  enter into an investment advisory contract

•  give us your income information or give us your contact information

•  make a wire transfer or provide account information

We also collect your personal information from others, such as affiliates, credit bureaus or other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•  sharing for affiliates’ everyday business purposes – information about your creditworthiness

•  affiliates from using your information to market to you

•  sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing. See below for more on your rights under state law.

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account.

Definitions

Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • Our affiliates include financial companies such as those HPS entities with common ownership.

Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. • Nonaffiliates we share with can include placement agents and banks.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • Our joint marketing partners include other financial sponsors.

Other important information

State laws:

NV: We are providing this notice pursuant to Nevada law. If you prefer not to receive marketing calls from us, you may be placed on our Internal Do Not Call List by calling the Compliance Department at (833) 457-0279 or by writing to us at privacy@hpspartners.com.

California Residents: In accordance with the California Financial Information Privacy Act, we will not share information we collect about California residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We also will limit the sharing of information about you with our affiliates to the extent required by applicable California law.

Vermont Residents: In accordance with Vermont law, we will not share information we collect about Vermont residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will not share creditworthiness information about Vermont residents among HPS’s affiliates except with the authorization or consent of the Vermont resident.

Index to Financial Statements

The following financial statements of HPS Corporate Capital Solutions BDC and HPS Corporate Capital Solutions Fund are included in this prospectus.

HPS Corporate Capital Solutions BDC

PAGE
Report of Independent Registered Public Accounting Firm	F-[ ]
Statement of Assets and Liabilities as of [ ]	F-[ ]
Statement of Operations for the [ ]	F-[ ]
Notes to Consolidated Financial Statements	F-[ ]

HPS Corporate Capital Solutions Fund

HPS Corporate Capital Solutions Fund

Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	June 30, 2024		December 31, 2023
ASSETS	(Unaudited	)
Non-controlled/non-affiliated investments (amortized cost of $501,527 and $0 at June 30, 2024 and December 31, 2023, respectively)	$503,227		$—
Cash and cash equivalents	5,968		3

Interest receivable	5,958		—
Deferred financing costs	3,848		—
Deferred offering costs	1,404		—
Derivative assets, at fair value (Note 6)	576		—
Receivable for investments sold	13		—
Other assets	139		—
Total assets	$521,133		$3

LIABILITIES
Debt	$36,700		$—
Payable for investments purchased	72,359		—
Interest payable	535		—
Due to affiliates	1,616		—
Distribution payable (Note 9)	4,576		—
Capital gains incentive fees payable (Note 3)	371		—
Total liabilities	116,157		—
Commitments and contingencies (Note 8)
NET ASSETS
Common Shares, $0.01 par value (15,601,468 and 100 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	156		—
Additional paid in capital	394,775		3
Distributable earnings (loss)	10,045		—

Total net assets	404,976		3

Total liabilities and net assets	$521,133		$3
Net asset value per share	$25.96		$25.00

The accompanying notes are an integral part of these financial statements.

HPS Corporate Capital Solutions Fund

Statements of Operations

(in thousands)

(Unaudited)

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Investment income:
From non-controlled/non-affiliated investments:
Interest income	16,585	$16,585
Payment-in-kind interest income	3,124	3,124
Other income	3	3
Total investment income	19,712	19,712
Expenses:
Interest expense	7,195	7,195
Management fees	910	910
Income based incentive fee	1,339	1,339
Capital gains incentive fee	371	371
Shareholder servicing and/or distribution fees	185	185
Professional fees	262	474
Board of Trustees’ fees	85	140
Administrative service expenses (Note 3)	343	343
Other general & administrative	436	510

Organization expenses (Note 2)	100	150
Amortization of continuous offering costs	382	382
Total expenses	11,608	11,999
Expense Support (Note 3)	(1,608)	(1,999)

Shareholder servicing and/or distribution fees waived (Note 3)	(185)	(185)
Management fees waived (Note 3)	(910)	(910)
Income based incentive fees waived (Note 3)	(1,339)	(1,339)
Net expenses	7,566	7,566

Net investment income	12,146	12,146
Net realized and change in unrealized gain (loss):
Realized gain (loss):
Non-controlled/non-affiliated investments	2	2
Foreign currency forward contracts	35	35
Foreign currency transactions	162	162
Net realized gain (loss)	199	199
Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	1,700	1,700
Foreign currency forward contracts	576	576
Translation of assets and liabilities in foreign currencies
Net change in unrealized appreciation (depreciation)	2,276	2,276
Net realized and change in unrealized gain (loss)	2,475	2,475
Net increase (decrease) in net assets resulting from operations	14,621	$14,621

The accompanying notes are an integral part of these financial statements.

HPS Corporate Capital Solutions Fund

Statements of Changes in Net Assets

(in thousands)

(Unaudited)

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Increase (decrease) in net assets from operations:
Net investment income	12,146	$12,146
Net realized gain (loss)	199	199
Net change in unrealized appreciation (depreciation)	2,276	2,276

Net increase (decrease) in net assets resulting from operations	14,621	14,621

Distributions:
Distributions to common shareholders	(4,576)	(4,576)
Net decrease in net assets resulting from distributions	(4,576)	(4,576)
Share transactions:
Proceeds from Common Shares sold	394,928	394,928

Net increase (decrease) from share transactions	394,928	394,928

Total increase (decrease) in net assets	404,976	404,973
Net assets, beginning of period	3	3

Net assets, end of period	404,976	$404,976

The accompanying notes are an integral part of these financial statements.

HPS Corporate Capital Solutions Fund

Statement of Cash Flows

(in thousands)

(Unaudited)

Six Months Ended June 30, 2024
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$14,621
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation on investments	(1,700)
Net realized (gain) loss on investments	(2)
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	(576)
Net accretion of discount and amortization of premium, net	(1,198)
Amortization of deferred financing costs	176
Amortization of offering costs	382
Payment-in-kind interest capitalized	(2,494)
Purchases of investments	(509,098)
Proceeds from sale of investments and principal repayments	11,265
Changes in operating assets and liabilities:
Interest receivable	(5,958)
Receivable for investments sold	(13)
Other assets Payable for investments purchased	(139 72,359)
Interest payable	535
Due to affiliates	1,616
Capital gains incentive fees payable	371

Net cash provided by (used in) operating activities	(419,853)

Cash flows from financing activities:
Borrowings on debt	217,200
Repayments of debt	(180,500)
Deferred financing costs paid	(4,024)
Deferred offering costs paid	(1,786)
Proceeds from issuance of Common Shares	394,928

Net cash provided by (used in) financing activities	425,818

Net increase (decrease) in cash and cash equivalents	5,965
Cash and cash equivalents, beginning of period	3
Cash and cash equivalents, end of period	5,968

Supplemental information and non-cash activities:
Interest paid during the period	6,660
Distribution payable	4,576

The accompanying notes are an integral part of these financial statements.

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Non-Controlled/Non-Affiliated
First Lien Debt
Aerospace and Defense
PCX Holding Corp. (4)(10)	SF+6.25%		11.73%	4/22/2027	$1,130	$1,085	$1,085
PCX Holding Corp. (4)(10)	SF+6.25%		11.75%	4/22/2027	1,181	1,134	1,135
PCX Holding Corp. (4)(10)	SF+6.25%		11.73%	4/22/2027	2,251	2,161	2,163
WP CPP Holdings, LLC (4)(10)	SF +7.50	% (incl 4.13% PIK)	12.85%	11/30/2029	39,781	38,908	39,440

						43,288	43,823	10.82%

Asset Based Lending and Fund Finance
CRSS HPS LLC (4)(5)(10)	SF+6.75%		12.18%	12/21/2026	1,422	1,399	1,400

						1,399	1,400	0.35%

Automobiles and Parts
Tenneco Inc (8)(14)	SF+4.75%		10.18%	11/17/2028	4,987	4,900	4,791

						4,900	4,791	1.18%

Chemicals
Endo Finance Holdings Inc (8)(14)	SF+4.50%		9.83%	4/23/2031	5,000	5,013	5,000
Kensing, LLC (4)(10)	SF+7.25%		12.72%	5/31/2028	693	691	676
Kensing, LLC (4)(10)	SF+7.25%		12.72%	5/31/2028	2,812	2,803	2,743
Kensing, LLC (4)(10)	SF+7.25%		12.72%	5/31/2028	7,871	7,725	7,678
Lummus Technology Holdings V LLC (7)(14)	SF+3.50%		8.96%	12/31/2029	7,481	7,537	7,519

						23,769	23,616	5.83%

Construction and Materials
ADG Acquisition, LLC (4)(11)	SF+8.00%		13.54%	4/11/2028	156	156	156
ADG Acquisition, LLC (4)(11)	SF+8.00%		13.42%	4/11/2028	6,969	6,952	6,957
Powerhouse Intermediate, LLC (4)(6)(10)	SF+6.25%		11.85%	1/12/2027	819	471	475
Powerhouse Intermediate, LLC (4)(10)	SF+6.25%		11.85%	1/12/2027	2,002	1,990	2,013

						9,569	9,601	2.37%

Consumer Services
American Academy Holdings, LLC (4)(13)	SF+9.75	% (incl 5.25% PIK)	15.21%	6/30/2027	6,430	6,432	6,429

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
American Academy Holdings, LLC (4)(6)(13)				6/30/2027	160	—	—
Asurion Corporation (7)(14)	SF+3.25%		8.71%	12/23/2026	4,987	4,962	4,952
Edmentum Ultimate Holdings, LLC (4)(10)	SF+7.00%		12.48%	7/26/2027	5,430	5,248	5,247
Grant Thornton LLP (7)(14)	SF+3.25%		8.60%	6/2/2031	5,625	5,625	5,648

						22,267	22,276	5.50%

Electricity
Hamilton Projects Acquiror, LLC (8)	SF+3.75%		9.09%	5/31/2031	10,000	9,975	10,077

						9,975	10,077	2.49%

Finance and Credit Services
Consolidated Information Services Solutions, LLC (4)(10)	SF+7.47%		12.95%	3/12/2026	541	514	523
Consolidated Information Services Solutions, LLC (4)(10)	SF+7.47%		12.95%	3/12/2026	2,310	2,195	2,231

						2,709	2,754	0.68%

General Industrials
Bakelite US Holdco Inc (8)(14)	SF+3.50%		8.83%	5/29/2029	2,000	2,013	2,011
Capripack Debtco PLC (4)(5)(10)	E+6.75	% (incl 2.50% PIK)	10.64%	1/3/2030	€5,144	5,439	5,441
Capripack Debtco PLC (4)(5)(10)	E+6.75	% (incl 2.50% PIK)	10.64%	1/3/2030	€27,693	29,279	29,295
Formerra, LLC (4)(10)	SF+7.25%		12.74%	11/1/2028	235	233	234
Formerra, LLC (4)(10)	SF+7.25%		12.73%	11/1/2028	5,842	5,799	5,807
TMC Buyer Inc (8)	SF+6.00%		11.33%	6/30/2028	3,878	3,856	3,878

						46,619	46,666	11.52%

Health Care Providers
AthenaHealth Group Inc. (8)(14)	SF+3.25%		8.59%	2/15/2029	9,975	10,003	9,954

						10,003	9,954	2.46%

Household Goods and Home Construction
Lasko Operation Holdings, LLC (4)(10)	SF+8.00	% (incl 1.50% PIK)	13.48%	10/31/2024	2,436	2,402	2,319

						2,402	2,319	0.57%

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Industrial Engineering
Time Manufacturing Holdings, LLC (4)(9)	SF+6.50%		12.00%	12/1/2027	2,576	2,465	2,500

						2,465	2,500	0.62%

Industrial Support Services
Allied Universal Holdco LLC (8)	SF+3.75%		9.19%	5/12/2028	7,481	7,499	7,460
Atlas Intermediate III, L.L.C. (4)(10)	SF+8.25	% (incl 4.00% PIK)	13.58%	10/31/2029	8,838	8,645	8,762
Becklar, LLC (4)(10)	SF+6.85%		12.29%	12/21/2026	659	655	655
Becklar, LLC (4)(10)	SF+6.85%		12.29%	12/21/2026	1,511	1,502	1,503
Kowalski Trust (4)(5)			14.00%	5/31/2034	16,838	16,505	16,504
PEX Holdings LLC (4)(6)(10)	SF+5.25%		10.48%	6/11/2027	628	523	523
PEX Holdings LLC (4)(10)	SF+5.25%		10.60%	12/11/2027	6,885	6,895	6,859
Soliant Lower Intermediate LLC (7)(14)	SF+3.75%		9.08%	6/20/2031	2,750	2,722	2,750
TruckPro, LLC (4)(11)	SF+7.75%		13.23%	8/16/2028	3,509	3,454	3,350
W3 TopCo LLC (4)(10)	SF+6.50%		11.83%	3/22/2029	13,800	13,278	13,433

						61,678	61,799	15.26%

Industrial Transportation
The Pasha Group (4)(10)	SF+7.25%		12.73%	7/17/2026	18,450	18,123	18,227

						18,123	18,227	4.50%

Investment Banking and Brokerage Services
1251 Financing Company, LLC (4)(10)	SF+7.00%		12.46%	5/7/2026	940	915	938
1251 Financing Company, LLC (4)(10)	SF+7.00%		12.48%	5/7/2026	840	817	838
Travelex Issuerco 2 PLC (4)(5)(12)	SN+8.00%		13.21%	9/22/2028	£1,770	2,093	2,241

						3,825	4,017	0.99%

Media
MBS Services Holdings, LLC (4)(10)	SF+6.75	% (incl 0.75% PIK)	12.23%	2/26/2026	3,924	3,893	3,922
MBS Services Holdings, LLC (4)(10)	SF+6.75	% (incl 0.75% PIK)	12.23%	2/26/2026	1,018	1,010	1,018
MBS Services Holdings, LLC (4)(10)	SF+6.75	% (incl 0.75% PIK)	12.22%	2/26/2026	1,534	1,522	1,533
MBS Services Holdings, LLC (4)(6)(10)				2/26/2026	110	(1)	—

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Mood Media Borrower, LLC (4)(10)	SF+6.75%		12.23%	12/31/2025	20,095	20,050	20,095
Mood Media Borrower, LLC (4)(10)	SF+6.75%		12.23%	12/31/2025	703	703	703
Mood Media Borrower, LLC (4)(6)(10)				12/31/2025	1,761	(4)	—
Showtime Acquisition, L.L.C. (4)(10)	SF+6.25%		11.68%	8/7/2028	11,929	11,709	11,929
Showtime Acquisition, L.L.C. (4)(10)	SF+6.50%		11.93%	8/7/2028	3,520	3,465	3,520
Showtime Acquisition, L.L.C. (4)(10)	SF+6.50%		11.93%	8/7/2028	203	200	203
Showtime Acquisition, L.L.C. (4)(6)(12)				8/7/2028	262	(4)	—

						42,543	42,923	10.60%

Medical Equipment and Services
Femur Buyer, Inc. (4)(10)	SF+8.25	% (incl. 4.50% PIK)	13.59%	3/18/2030	21,409	20,905	20,758
Patriot Acquisition Topco S.À R.L. (4)(5)(6)(10)				1/29/2028	61	(1)	1
Patriot Acquisition Topco S.À R.L. (4)(5)(10)	SF+5.25%		10.73%	1/29/2028	522	521	527
Patriot Acquisition Topco S.À R.L. (4)(5)(6)(10)				1/29/2028	78	(1)	—
Patriot Acquisition Topco S.À R.L. (4)(5)(10)	SF+5.25%		10.73%	1/29/2028	337	336	340

						21,760	21,626	5.34%

Pharmaceuticals and Biotechnology
Syneos Health Inc (7)(14)	SF+3.75%		9.08%	9/27/2030	4,988	4,998	4,989

						4,998	4,989	1.23%

Retailers
Johnstone Supply LLC (7)(14)	SF+3.00%		8.33%	6/9/2031	3,636	3,627	3,645
Knitwell Borrower LLC (4)(10)	SF+8.00%		13.48%	7/28/2027	2,473	2,415	2,391
Knitwell Borrower LLC (4)(10)	SF+8.00%		13.48%	7/28/2027	16,981	16,410	16,419
Petsmart LLC (9)(14)	SF+3.75%		9.19%	2/11/2028	10,000	10,022	9,983
Staples, Inc. (7)	SF+5.75%		11.08%	9/4/2029	11,639	11,141	10,705

						43,615	43,143	10.65%

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Software and Computer Services
Cotiviti Inc (7)(14)	SF+3.25%		8.58%	5/1/2031	5,000	5,038	4,988
Finastra USA, Inc. (10)	SF+7.25%		12.46%	9/13/2029	16,785	16,494	16,869
LMI Inc (8)	SF+3.50%		8.94%	10/2/2028	3,990	3,941	3,873
New Era Technology, Inc. (4)(10)	SF+6.25%		11.73%	10/31/2026	2,556	2,502	2,529
New Era Technology, Inc. (4)(10)	SF+6.25%		11.73%	10/30/2026	4,175	4,087	4,130
New Era Technology, Inc. (4)(10)	SF+6.25%		11.73%	10/31/2026	4,277	4,187	4,231
WorkWave Intermediate II, LLC (4)(6)(9)				6/29/2027	10,847	(156)	(62)

						36,093	36,558	9.03%

Technology Hardware and Equipment
CC WDW Borrower, Inc. (4)(6)(10)				1/27/2028	1,631	(58)	(113)
CC WDW Borrower, Inc. (4)(10)	SF+6.75%		12.23%	1/27/2028	3,205	2,900	2,984

						2,842	2,871	0.71%

Telecommunications Equipment
Delta Topco, Inc. (7)(14)	SF+3.50%		8.85%	11/30/2029	5,000	5,038	5,004
IPC Corp. (4)(10)	SF+6.50%		11.96%	10/1/2026	7,500	7,217	7,287
Ribbon Communications Operating Company, Inc (4)(5)(10)	SF+6.25%		11.59%	6/21/2029	7,501	7,352	7,352
Ribbon Communications Operating Company, Inc (4)(5)(6)(10)				6/21/2029	849	(17)	(17)

						19,590	19,626	4.85%

Travel and Leisure
Crunch Holdings, LLC (4)(10)	SF+5.50%		10.94%	6/27/2025	2,275	2,278	2,275
Equinox Holdings, Inc. (4)(10)	SF+8.25	% (incl. 4.13% PIK)	13.58%	3/8/2029	9,835	9,608	9,713
Lakeland Tours LLC (4)(9)	SF+7.75%		13.24%	3/31/2028	3,897	3,732	3,790
Lakeland Tours LLC (4)(6)(9)	SF+7.75%		13.22%	4/1/2027	1,126	994	1,006
Lakeland Tours LLC (4)(9)	SF+7.75%		13.24%	3/31/2028	3,035	2,907	2,951
The One Group, LLC (4)(10)	SF+6.50%		11.83%	5/1/2029	6,789	6,592	6,592

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)		Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
The One Group, LLC (4)(6)(7)				10/31/2028	887	(26)	(26)
Travel Leaders Group, LLC (4)(12)	SF+8.50	% (incl 3.00% PIK)	13.98%	3/27/2028	3,615	3,682	3,745

						29,767	30,046	7.42%

Total First Lien Debt						$464,199	$465,602	114.97%

Second Lien Debt
Travel and Leisure
Equinox Holdings, Inc. (4)			16.00%	6/30/2027	$1,313	$1,279	$1,286

						1,279	1,286	0.32%

Total Second Lien Debt						$1,279	$1,286	0.32%

Other Secured Debt
Asset Based Lending and Fund Finance
TPG VIII Merlin New Holdings I, L.P. (4)(5)(10)	SF+6.50%		11.83%	3/15/2027	$20,000	$19,640	$19,786

						19,640	19,786	4.89%

Total Other Secured Debt						$19,640	$19,786	4.89%

Unsecured Debt
Medical Equipment and Services
Corza Medical S.À R.L. (4)(5)			14.00%	2/13/2030	$15,739	$15,459	$15,581

						15,459	15,581	3.85%

Total Unsecured Debt						$15,459	$15,581	3.85%

Equity Investments
Travel and Leisure
The ONE Group Hospitality, Inc. - Preferred Shares (4)				8/2/2029	$1,000	$950	$972
The ONE Group Hospitality, Inc. - Warrants (4)					7	—	—
The ONE Group Hospitality, Inc. - Warrants (4)					12	—	—

Total Equity Investments						$950	$972	0.24%

Total Investments - Non-Controlled/Non-Affiliated						$501,527	$503,227	124.26%

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

Company (1)	Reference Rate and Spread (2)	Interest Rate (2)	Maturity Date	Par Amount/ Units	Amortized Cost (3)	Fair Value	Percentage of Net Assets
Cash Equivalents
Dreyfus Treasury Securities Cash Management (5)				4,122	4,122	4,122
BNY Mellon US Treasury Fund (5)				1,036	1,036	1,036
Dreyfus Government Cash Management (5)				680	680	680

Total Cash Equivalents					$5,838	$5,838	1.44%

Total Investment Portfolio and Cash Equivalents					$507,365	$509,065	125.70%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments and the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral under its credit facility unless otherwise indicated.

(2)

The majority of the investments bear interest at a rate that may be determined by reference to the Prime Rate (“Prime” or “P”), Sterling Overnight Index Average (“SONIA” or “SN”), Euro Interbank Offer Rate (“Euribor” or “E”), Secured Overnight Financing Rate (“SOFR” or “SF”), Canadian Dollar Offered Rate (“CDOR” or “C”), Singapore Overnight Rate Average (“SORA”), Bloomberg Short Term Bank Yield Index (“BS”), or Bank Bill Swap Rate (“BBSW” or “B”) which reset daily, monthly, quarterly, semiannually or annually. For each such investment, the Company has provided the spread over Prime, SONIA, E, SOFR, CDOR, SORA, BS or BBSW and the current contractual interest rate in effect at June 30, 2024. Certain investments are subject to a Prime, or SOFR interest rate floor, or rate cap. Certain investments contain a Payment-in-Kind (“PIK”) provision. SOFR based contracts may include a credit spread adjustment, which is included within the stated all-in interest rate, if applicable, that is charged in addition to the base rate and the stated spread.

(3)

The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by the Adviser as the Company’s valuation designee, subject to the oversight of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

The investment is not a qualifying asset, in whole or in part, under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2024, non-qualifying assets represented 20.2% of total assets as calculated in accordance with regulatory requirements.

(6)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value

HPS Corporate Capital Solutions Fund

Schedule of Investments

June 30, 2024

(in thousands)

(Unaudited)

results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments-non-controlled/non-affiliated	Commitment Type	Unfunded Commitment	Fair Value
WorkWave Intermediate II, LLC	1st Lien Senior Secured Delayed Draw Loan	$10,847	$(62)
Mood Media Borrower, LLC	1st Lien Senior Secured Revolving Loan	1,761	—
CC WDW Borrower, Inc.	1st Lien Senior Secured Delayed Draw Loan	1,631	(113)
The One Group, LLC	1st Lien Senior Secured Revolving Loan	887	(26)
Ribbon Communications Operating Company, Inc	1st Lien Senior Secured Revolving Loan	849	(17)
Powerhouse Intermediate, LLC	1st Lien Senior Secured Revolving Loan	344	—
Showtime Acquisition, L.L.C.	1st Lien Senior Secured Revolving Loan	262	—
American Academy Holdings, LLC	1st Lien Senior Secured Revolving Loan	160	—
MBS Services Holdings, LLC	1st Lien Senior Secured Revolving Loan	110	—
PEX Holdings LLC	1st Lien Senior Secured Revolving Loan	105	—
Lakeland Tours LLC	1st Lien Senior Secured Revolving Loan	94	(2)
Patriot Acquisition Topco S.À R.L.	1st Lien Senior Secured Revolving Loan	78	—
Patriot Acquisition Topco S.À R.L.	1st Lien Senior Secured Delayed Draw Loan	61	1

Total		$17,189	$(219)

(7)	There are no interest rate floors on these investments.
(8)	The interest rate floor on these investments as of June 30, 2024 was 0.50%.
(9)	The interest rate floor on these investments as of June 30, 2024 was 0.75%.
(10)	The interest rate floor on these investments as of June 30, 2024 was 1.00%.
(11)	The interest rate floor on these investments as of June 30, 2024 was 1.50%.
(12)	The interest rate floor on these investments as of June 30, 2024 was 2.00%.
(13)	The interest rate floor on these investments as of June 30, 2024 was 3.25%.
(14)	These investments are not pledged as collateral under the Revolving Credit Facility.

ADDITIONAL INFORMATION

Foreign currency forward contracts:

Currency Purchased	Currency Sold	Counterparty	Settlement Date	Unrealized Appreciation (Depreciation)
U.S. Dollars 38,745	Euro 34,893	SMBC Capital Markets, Inc.	9/23/2025	$564
U.S. Dollars 9,842	British Pound 7,770	SMBC Capital Markets, Inc.	12/23/2024	7
U.S. Dollars 2,583	Euro 2,390	SMBC Capital Markets, Inc.	12/23/2024	1
U.S. Dollars 2,373	British Pound 1,873	SMBC Capital Markets, Inc.	3/21/2025	1
U.S. Dollars 218	British Pound 170	SMBC Capital Markets, Inc.	12/23/2024	3

Total				$576

HPS Corporate Capital Solutions Fund

Notes to Financial Statements

(Unaudited)

(in thousands, except per share data, percentages and as otherwise noted)

Note 1. Organization

HPS Corporate Capital Solutions Fund (the “Company”) is a Delaware statutory trust formed on August 10, 2023. The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company intends to elect to be treated and intends to qualify each taxable year thereafter as a registered investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the Company’s fiscal year ending December 31, 2024. The Company is managed by HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (“HPS” or the “Administrator”).

The Company’s investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation by investing primarily in newly originated, privately negotiated senior secured debt and, to a lesser extent, junior capital of upper middle market and larger scale companies predominantly in the U.S. “Upper middle market” generally refers to companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) of $75 million to $1 billion annually or revenue of $250 million to $5 billion annually at the time of the Company’s investment.

The Company may from time to time invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While the Company’s investment strategy primarily focuses on companies in the United States, the Company also intends to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S., subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

The Company’s investment strategy also includes a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. The Company intends to use these investments to maintain liquidity for the Company’s share repurchase program and to manage cash before investing subscriptions into directly originated, privately negotiated loans, while seeking attractive risk-adjusted investment returns. The Company also may invest in publicly traded debt securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

Subscriptions to purchase the Company’s Common Shares may be made on an ongoing basis, but investors currently may only purchase the Company’s Common Shares pursuant to accepted subscription orders as of the first business day of each month. The Company, in its sole discretion, may determine to accept subscriptions on a less frequent basis than monthly (the “Subscription Frequency”). The purchase price for the Common Shares in the Initial Closing was $25.00 per share. Thereafter, the purchase price per share equals the NAV per share, as of the last calendar day of the month immediately prior to the effective date of the share purchase (“Valuation Date”). HPS Securities, LLC (the “Managing Dealer”), and the participating brokers will use their best efforts to sell shares, but are not obligated to purchase or sell any specific amount of shares. The Managing Dealer intends to enter into additional placement agreements with broker-dealers in connection with the private offering of the Company’s Common Shares (the “Private Offering”).

On April 8, 2024 (the “Initial Closing”), the Company issued unregistered Common Shares in the Company, par value $0.01, to certain accredited investors in the Initial Closing of its Private Offering. The terms of the Private Offering required the Company to deposit all subscription proceeds in an escrow account with the Bank of New York Mellon, as escrow agent, until (i) the Company received subscriptions of at least $200.0 million; and (ii) the Company’s Board authorized the release of funds in the escrow account. On April 8, 2024, the

Company’s Board authorized the release from escrow of the subscription proceeds of approximately $220.7 million and the Company issued and sold 8,827,880 shares to such accredited investors. The offer and sale of the Common Shares was exempt from the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act, Regulation D thereunder, and/or Regulation S thereunder.

Note 2. Significant Accounting Policies

Basis of Presentation

The interim financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6 of Regulation S-X. Accordingly, certain disclosures accompanying the annual financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, all adjustments considered necessary for the fair statement of the financial statements for the interim periods presented have been included. ALL intercompany balances and transactions have been eliminated. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2024.

As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses on investment transactions are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

The Company is required to report its investments for which current market values are not readily available at fair value. The Company values its investments in accordance with ASC 820, Fair Value Measurement (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments that are listed or traded on an exchange and are freely transferable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, the Company utilizes a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, the Company uses these quotations to determine the value of its investments. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from one or more broker quotes. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

Where prices or inputs are not available or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available, as will be the case for a substantial portion of the Company’s investments, are valued at fair value as determined in good faith by the Adviser as the Company’s valuation designee under Rule 2a-5 under the 1940 Act, pursuant to the Company’s valuation policy, and under the oversight of the Board, based on, among other things, the input of one or more independent valuation firms retained by the Company to review the Company’s investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

With respect to the quarterly valuation of investments, the Company undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in consultation with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms retained by the Company prepare quarter-end valuations of each such investment that was (i) originated or purchased prior to the first calendar day of the quarter and (ii) is not a de minimis investment, as determined by the Adviser. The independent valuation firms provide a final range of values on such investments to the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s valuation committee with respect to the Company (the “Valuation Committee”) reviews the valuation recommendations prepared by the Adviser’s valuation team and, as appropriate, the independent valuation firms’ valuation ranges;

•	The Adviser’s Valuation Committee then determines fair value marks for each of the Company’s portfolio investments; and

•	The Board and Audit Committee periodically review the valuation process and provide oversight in accordance with the requirements of Rule 2a-5 under the 1940 Act.

As part of the valuation process, the Company takes into account relevant factors in determining the fair value of the Company’s investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Adviser considers whether the pricing indicated by the external event corroborates its valuation.

The Company has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Adviser and the Company may reasonably rely on that assistance. However, the Adviser is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy, the Board’s oversight and a consistently applied valuation process.

Derivative Instruments

The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts are recorded on the Statements of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the Schedule of Investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date. As it relates to foreign currency forward contracts, the Company does not utilize hedge accounting and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized appreciation (depreciation) on foreign currency forward contracts recorded on the Statements of Operations.

Loan Participations

The Company follows the guidance in ASC 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the Statements of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.

Foreign Currency Transactions

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within the net realized and unrealized gains or losses on investments. Fluctuations arising from the translation of non-investment assets and liabilities are included with the net change in unrealized gains (losses) on foreign currency translations on the Statements of Operations.

Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Revenue Recognition

Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the three and six months ended June 30, 2024, the Company recorded non-recurring interest income of $0.4 million (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts).

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection. As of June 30, 2024, the Company had no investments on non-accrual status.

PIK Income

The Company has loans in its portfolio that contain payment-in-kind (“PIK”) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash.

Dividend Income

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies. To the extent a preferred equity security contains PIK provisions, PIK dividends, computed at the contractual rate specified in each applicable agreement, are accrued and recorded as dividend income and added to the principal balance of the preferred equity security. PIK dividends added to the principal balance are generally collected upon redemption of the equity. For the three and six months ended June 30, 2024, the Company did not record any dividend income.

Other Income

The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication and other miscellaneous fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Organization Expenses

Organization expenses include, among other things, the cost of incorporating the Company and the cost of legal services and other fees pertaining to the Company’s organization. Organization expenses are expensed as incurred.

Offering Expenses

The Company’s offering expenses include, among other things, legal fees, registration fees and other costs pertaining to the preparation of the Company’s registration statement (and any amendments or supplements thereto) relating to the offering and associated marketing materials. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over a twelve-month period from incurrence.

Deferred Financing Costs

Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument using the straight-line method. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company’s Statements of Assets and Liabilities.

Income Taxes

The Company intends to elect to be treated and intends to qualify each taxable year thereafter as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s shareholders and would not be reflected in the financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax exempt income. The Company intends to make the requisite distributions to its shareholders, which will generally relieve the Company from corporate-level income taxes.

In addition, pursuant to the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one- year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. To the extent that it determines that estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company will accrue excise taxes, if any, on estimated undistributed taxable income.

Distributions

To the extent that the Company has taxable income available, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition, maintenance of the Company’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

The Company has adopted a distribution reinvestment plan pursuant to which shareholders will have their cash distributions automatically reinvested in additional shares of the Company’s Common Shares unless they elect to receive their distributions in cash.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates (“ASUs”) issued by the Financial Accounting Standards Board. The Company has assessed currently issued ASUs and has determined that they are not applicable or are expected to have minimal impact on its financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”),” which clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023 and for interim periods within those fiscal years, with early adoption permitted. The Company has concluded that this guidance did not have a material impact on its financial statements.

Note 3. Fees, Expenses, Agreements and Related Party Transactions

Investment Advisory Agreement

On January 9, 2024, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser, pursuant to which the Adviser will manage the Company on a day-to-day basis. The Adviser is responsible for determining the portfolio composition, making investment decisions, monitoring investments, performing due diligence on prospective portfolio companies and providing the Company with such other investment advisory and related services as may reasonably be required for the investment of capital.

Under the Investment Advisory Agreement, the Company pays the Adviser a fee for its services. The fee consists of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Base Management Fee

The management fee will be payable quarterly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable quarter, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter. For purposes of the Investment Advisory Agreement, net assets means the Company’s total assets less the carrying value of liabilities, determined in accordance with U.S. GAAP. The payment and calculation of the management fee will be pro-rated for any period of less than three months. For the first calendar quarter in which the Company had operations, net assets were measured as the beginning net assets as of the date on which the Company broke escrow for the Private Offering.

The Adviser has agreed to waive its base management fee for the first six months following the Initial Closing. For the three and six months ended June 30, 2024, base management fees earned were $0.9 million, all of which were voluntarily waived by the Adviser. As of June 30, 2024, no amounts were payable to the Adviser related to management fees.

Incentive Fees

The Company will pay the Adviser an incentive fee. The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Company’s income and a portion is based on a percentage of the Company’s capital gains, each as described below.

Income based incentive fee

The income based incentive fee will be based on the Company’s Pre-Incentive Fee Net Investment Income Returns, defined as: dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance) accrued during the quarter, minus Operating Expenses (as defined below) for the quarter (including the management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement (the “Administration Agreement”) with the Administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a “Hurdle Rate” defined as a return of 1.5% per quarter (6.0% annualized).

The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

a.

No incentive fee will be paid on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Pre- Incentive Fee Net Investment Income Returns do not exceed the Hurdle Rate of 1.5% (6.0% annualized);

b.

100% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre- Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle Rate but is less than a rate of return of 1.76% (7.06% annualized). This portion of the Pre-Incentive Fee Net

Investment Income Returns (which exceeds the Hurdle Rate but is less than 1.76%) is referred to as the “Catch-Up.” The Catch-Up is meant to provide the Adviser with approximately 15% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a Hurdle Rate did not apply if the net investment income exceeds 1.76% in any calendar quarter; and

c.

15% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.76% (7.06% annualized). This reflects that once the Hurdle Rate is reached and the Catch-Up is achieved, 15% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

The Adviser has agreed to waive its income based incentive fee for the first six months following the Initial Closing. For the three and six months ended June 30, 2024, income based incentive fees were $1.3 million, all of which was voluntarily waived by the Adviser. As of June 30, 2024, no amounts were payable to the Adviser relating to income based incentive fees.

Capital gains based incentive fee

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 15.0% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP. U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Advisory Agreement. This U.S. GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee plus the aggregate cumulative unrealized capital appreciation, net of any expense associated with cumulative unrealized capital depreciation or appreciation. If such amount is positive at the end of a period, then U.S. GAAP requires the Company to record a capital gains incentive fee equal to 15.0% of such cumulative amount, less the aggregate amount of actual capital gains incentive fees paid or capital gains incentive fees accrued under U.S. GAAP in all prior periods.

For the three and six ended June 30, 2024, capital gains incentive fees were $0.4 million, none of which were payable under the Investment Advisory Agreement.

Administration Agreement

On January 9, 2024, the Company entered into the Administration Agreement with HPS under which HPS will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of the NAV, compliance monitoring (including diligence and oversight of other service providers), preparing reports to shareholders and reports filed with the Securities and Exchange Commission (the “SEC’) and other regulators, preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Company will reimburse HPS for the costs and expenses incurred by HPS in performing its obligations under the Administration Agreement. Such reimbursement includes the Company’s allocable portion of compensation (including salaries, bonuses and benefits), and may include overhead (including rent, office equipment and utilities) and other expenses incurred by HPS in performing its administrative obligations under the Administration Agreement, including but not limited to compensation paid to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of HPS or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for the Company by such affiliate or third party.

The amount of the reimbursement payable to HPS for administrative services will be the lesser of (1) HPS’s actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. HPS will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company will not reimburse HPS for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of HPS.

For the three and six months ended June 30, 2024, the Company incurred $0.3 million in expenses under the Administration Agreement, which were recorded in “administrative service expenses” in the Company’s Statements of Operations. As of June 30, 2024, all expenses under the Administration Agreement were paid by the Adviser on behalf of the Company under the Expense Support Agreement, and as such, there were no amounts payable for such expenses included in “due to affiliates” in the Statements of Assets and Liabilities.

Sub-Administration Agreement

HPS has hired Harmonic Fund Services (“Harmonic”) to assist in the provision of sub-administrative and fund accounting services. Harmonic will receive compensation for these services under a sub-administration agreement.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, a majority of the Trustees of the Company who are not “interested persons” as defined in the 1940 Act (“Independent Trustees”). The Company may terminate the Investment Advisory Agreement upon 60 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of the Company’s outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 60 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related SEC guidance and interpretations.

Managing Dealer Agreement

The Company has entered into a Managing Dealer Agreement (the “Managing Dealer Agreement”) with HPS Securities, LLC (the “Managing Dealer”). The Managing Dealer is entitled to receive shareholder servicing and/or distribution fees in arrears on a quarterly or monthly basis, as applicable based on the Subscription Frequency, commencing no later than the first full calendar quarter after the Initial Closing, at an annual rate of 0.25% of the value of the Company’s net assets attributable to the Common Shares as of the beginning of the first calendar day of the subscription period, whether monthly or quarterly. The shareholder servicing and/or distribution fees are payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers. The Managing Dealer has agreed to waive the shareholder servicing and/or distribution fee for the first six months following the Initial Closing.

The Managing Dealer is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Managing Dealer Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Company’s Independent Trustees who have no direct or indirect financial interest in the operation of the Company’s distribution plan or the Managing Dealer Agreement or by vote of a majority of the outstanding voting securities of the Company, on not more than 60 days’ written notice to the Managing Dealer or the Adviser. The Managing Dealer Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act.

Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. The Company’s obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Common Shares distributed shall survive termination of the agreement until such shares are no longer outstanding.

For the three and six months ended June 30, 2024, the Company accrued shareholder servicing and/or distribution fees of $0.2 million, attributable to Common Shares, all of which were waived during the periods.

Expense Support and Conditional Reimbursement Agreement

The Company has entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser (the “Expense Support Agreement”). Pursuant to the Expense Support Agreement, the Adviser may elect to pay certain expenses on the Company’s behalf (an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.”

“Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Company’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. “Effective Rate of Distributions Per Share” means the annualized rate (based on a 12-month year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to shareholder servicing and/or distribution fees, and declared special dividends or special distributions, if any. The

“Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Adviser, shareholder servicing and/or distribution fees, and interest expense, by the Company’s net assets. “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter, except to the extent the Adviser has waived its right to receive such payment for the applicable calendar quarter.

The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Company’s commencement of operations:

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Unreimbursed Expense Payments
June 30, 2024 (1)	2,678	—	2,678

Total	$2,678	$—	$2,678

(1)	Included in this amount is $0.7 million of Expense Payments made by the Adviser relating to expenses incurred by the Company during the year ended December 31, 2023.

Note 4. Investments

The composition of the Company’s investment portfolio at cost and fair value was as follows:

	June 30, 2024
	Amortized Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$464,199	$465,602	92.52%
Second lien debt	1,279	1,286	0.26
Other secured debt	19,640	19,786	3.93
Unsecured debt	15,459	15,581	3.10
Equity investments	950	972	0.19

Total	$501,527	$503,227	100.00%

The industry composition of investments at fair value was as follows:

	June 30, 2024
	Fair Value	Percentage of Total Investments at Fair Value
Industrial Support Services	$61,799	12.29%
General Industrials	46,666	9.27
Aerospace and Defense	43,823	8.71
Retailers	43,143	8.57
Media	42,923	8.53
Medical Equipment and Services	37,207	7.39
Software and Computer Services	36,558	7.26
Travel and Leisure	32,304	6.42
Chemicals	23,616	4.69

	June 30, 2024
	Fair Value	Percentage of Total Investments at Fair Value
Consumer Services	22,276	4.43
Asset Based Lending and Fund Finance	21,186	4.21
Telecommunications Equipment	19,626	3.90
Industrial Transportation	18,227	3.62
Electricity	10,077	2.00
Health Care Providers	9,954	1.98
Construction and Materials	9,601	1.91
Pharmaceuticals and Biotechnology	4,989	0.99
Automobiles and Parts	4,791	0.95
Investment Banking and Brokerage Services	4,017	0.80
Technology Hardware and Equipment	2,871	0.57
Finance and Credit Services	2,754	0.55
Industrial Engineering	2,500	0.50
Household Goods and Home Construction	2,319	0.46

Total	$503,227	100.00%

The geographic composition of investments at cost and fair value was as follows:

	June 30, 2024
	Amortized Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
Austria	$34,719	$34,738	6.90%	8.58%
Taiwan	2,842	2,872	0.57	0.71
United Kingdom	7,718	7,890	1.57	1.95
United States	456,248	457,727	90.96	113.02

Total	$501,527	$503,227	100.00%	124.26%

As of June 30, 2024, there were no investments in the portfolio on non-accrual status.

As of June 30, 2024, on a fair value basis, 93.4% of performing debt investments bore interest at a floating rate and 6.6% of performing debt investments bore interest at a fixed rate.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation methodology used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•	Level 1: Inputs to the valuation methodology that reflect unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2: Inputs to the valuation methodology other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date.

•	Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value.

Investments whose values are based on the listed closing price quoted on the securities’ principal exchange are classified within Level 1 and include active listed equities. The Adviser does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Investments that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds, structured products, and certain bank loans, less liquid listed equities, and high yield bonds. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have unobservable inputs, as they trade infrequently, or not at all. When observable prices are not available for these investments, the Adviser uses one or more valuation techniques (e.g., the market approach and the income approach) of which sufficient and reliable data is available. Within Level 3, the use of the market approach generally consists of using comparable market data, while the use of the income approach generally consists of the net present value of estimated future cash flows, which may be adjusted as appropriate for liquidity, credit, market and/or other risk factors.

Investments in senior loans primarily include first and second lien term loans, delayed draws and revolving credit. The Adviser analyzes enterprise value based on the weighted average of discounted cash flows, public comparables and merger and acquisition comparables. This analysis is done to ensure, among other things, that the investments have adequate collateral and asset coverage. Once the investment is determined to have adequate asset coverage, the Adviser monitors yields for senior loan investments made from the time of purchase to the month end average yields for similar investments and risk profiles. The Company uses market data, including newly funded transactions, and secondary market data with respect to high-yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield. The change in yield is utilized by the Adviser to discount the anticipated cash flows of the debt investment in order to arrive at a fair value. Further, the Adviser adjusts for material changes in the underlying fundamentals of the issuer, including changes in leverage, as necessary. If the investment does not have adequate coverage, a tranched valuation approach is considered.

Derivative Instruments

Derivative instruments can be exchange-traded or privately negotiated over the-counter (“OTC”) and include forward currency contracts. Forwards currency contracts are valued by the Adviser using observable inputs, such as market-based quotations received from the counterparty, dealers or brokers, whenever available and considered reliable. In instances where models are used, the value of an OTC derivative depends upon the contractual terms of, and specific risks inherent in the contract, as well as the availability and reliability of observable inputs. Such inputs include market prices for reference securities, yield curves, volatility assumptions and correlations of such inputs. Certain OTC derivatives can generally be corroborated by market data and are therefore classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Further inputs considered by the Adviser in estimating the value of investments may include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets (by the investment or other comparable investments), whether the loan contains call protection and changes in financial ratios or cash flows. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the Adviser in the absence of market information. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the security’s cost basis. Assumptions used by the Adviser due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company’s results of operations.

Rule 2a-5 under the 1940 Act was recently adopted by the SEC and establishes requirements for determining fair value in good faith for purposes of the 1940 Act. The rule permits boards, subject to board oversight and certain other conditions, to designate certain parties to perform the fair value determinations. In accordance with this rule, the Company’s Board of Trustees has designated the Company’s Adviser as the valuation designee primarily responsible for the valuation of the Company’s investments, subject to the oversight of the Board of Trustees.

The following table presents the fair value hierarchy of investments and cash equivalents:

	June 30, 2024
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$124,096	$341,506	$465,602
Second lien debt	—	—	1,286	1,286
Other secured debt	—	—	19,786	19,786
Unsecured debt	—	—	15,581	15,581
Equity investments	—	—	972	972

Total Investments	$—	$124,096	$379,131	$503,227

Cash equivalents	$5,838	$—	$—	$5,838

The following table presents change in the fair value of investments for which Level 3 inputs were used to determine fair value:

	Three Months Ended June 30, 2024
	First Lien Debt	Second Lien Debt	Other Secured Debt	Unsecured Debt	Equity Investments	Total Investments
Fair value, beginning of period	$—	$—	$—	$—	$—	$—
Purchases of investments(1)	346,791	1,275	19,600	15,440	950	384,056
Proceeds from principal repayments and sales of investments	(7,863)	—	—	—	—	(7,863)
Accretion of discount/amortization of premium	867	3	40	19	—	929
Net realized gain (loss)	2	—	—	—	—	2
Net change in unrealized appreciation (depreciation)	1,709	8	146	122	22	2,007

	Three Months Ended June 30, 2024
	First Lien Debt	Second Lien Debt	Other Secured Debt	Unsecured Debt	Equity Investments	Total Investments
Transfers into Level 3(2)	—	—	—	—	—	—
Transfers out of Level 3(2)	—	—	—	—	—	—

Fair value, end of period	$341,506	$1,286	$19,786	$15,581	$972	$379,131

Net change in unrealized appreciation (depreciation) related to financial instruments still held as of June 30, 2024	$1,709	$8	$146	$122	$22	$2,007

(1)	Purchases include PIK interest, if applicable.
(2)	Transfers between levels, if any, are recognized at the beginning of the period in which the transfers occur. For the three months ended June 30, 2024, there were no transfers into or out of Level 3.

The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments. The table is not intended to be all-inclusive but instead captures the significant unobservable inputs relevant to the Company’s determination of fair value.

	June 30, 2024
				Range
	Fair Value(1)	Valuation Technique	Unobservable Input	Low	High	Weighted Average(2)
Investments in first lien debt	$240,630	Yield analysis	Discount rate	10.43%	29.16%	13.22%
Investments in second lien debt	$1,286	Yield analysis	Discount rate	16.85%	16.85%	16.85%
Investments in other secured debt	$19,786	Yield analysis	Discount rate	12.31%	12.31%	12.31%
Investments in unsecured debt	$15,581	Yield analysis	Discount rate	14.26%	14.26%	14.26%
Investments in preferred equity	$972	Yield analysis	Discount rate	13.77%	13.77%	13.77%

(1)

As of June 30, 2024, included within the fair value of Level 3 assets of $379,131 is an amount of $100,876 for which the Adviser did not develop the unobservable inputs (examples include third-party pricing and transaction prices).

(2)	Weighted averages are calculated based on fair value of investments.

The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. Significant increases in discount rates would result in a significantly lower fair value measurement.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Financial Instruments Not Carried at Fair Value

Debt

The fair value of the Company’s credit facility, which would be categorized as Level 3 within the fair value hierarchy, as of June 30, 2024, approximates its carrying value as the credit facility has a variable interest based on selected short term rates.

As of June 30, 2024, the carrying amounts of the Company’s assets and liabilities, other than investments at fair value and debt, approximate fair value due to their short maturities. Fair value is estimated by discounting remaining payments using applicable current market rates, which take into account changes in the Company’s marketplace credit ratings, if applicable, or market quotes, if available.

Note 6. Derivative Instruments

The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies. For derivative contracts, the Company enters into netting arrangements with its counterparties. In accordance with authoritative guidance, the Company offsets fair value amounts recognized for derivative instruments with the same security type and counterparty under a master netting arrangement.

During the three months ended June 30, 2024, the average notional exposure for foreign currency forward contracts were $47.2 million.

The following tables summarize the aggregate notional amount and fair value of the Company’s derivative financial instruments as of June 30, 2024.

	June 30, 2024
	Level 1	Level 2	Level 3	Total Fair Value	Notional
Derivative Assets
Foreign currency forward contracts	$—	$576	$—	$576	$53,760

Total derivative assets, at fair value	$—	$576	$—	$576	$53,760

The effect of transactions in derivative instruments on the Statements of Operations during the three and six months ended June 30, 2024 were as follows:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Net change in unrealized gain (loss) on foreign currency forward contracts	$576	$576
Realized gain (loss) on foreign currency forward contracts	$35	$35

The following table presents both gross and net information about derivative instruments eligible for offset in the Statements of Assets and Liabilities as of June 30, 2024.

		June 30, 2024
Counterparty	Account in the Statements of Asset and Liabilities	Gross Amount of Assets	Gross Amount of (Liabilities)	Net amounts presented in the Statements of Assets and Liabilities	Collateral Received/ Pledged(1)	Net Amounts(2)
SMBC Capital Markets, Inc.	Derivative assets, at fair value	$576	$—	$576	$—	$576

(1)	Amount excludes excess cash collateral paid.
(2)

Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.

Note 7. Borrowings

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. As of June 30, 2024, the Company’s asset coverage was 1,203.5%.

Revolving Credit Facility

On April 8, 2024, the Company, as borrower, entered into a senior secured revolving credit facility (the “Revolving Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”), with JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, the lenders party thereto (the “Revolving Credit Facility Lenders”), and JPMorgan Chase Bank, N.A. and Sumitomo Mitsui Banking Corporation, as joint bookrunners and joint lead arrangers.

The Company may borrow amounts in U.S. dollars or certain other permitted currencies under the Revolving Credit Facility. Advances under the Revolving Credit Facility drawn in U.S. dollars will initially bear interest at a per annum rate equal to 0.75% or 0.875% plus an “alternate base rate” in the case of any ABR Loan and 1.75% or 1.875% plus the Adjusted Term SOFR Rate in the case of any other Loan, in each case, depending on the Company’s rate option election and borrowing base. Advances under the Revolving Credit Facility drawn in currencies other than U.S. dollars will initially bear interest at a per annum rate equal to 1.75% or 1.875%, in each case depending on the Company’s borrowing base, plus any applicable credit spread adjustment, plus certain local rates consistent with market standards. The Company also pays a fee of 0.375% on average daily undrawn amounts under the Revolving Credit Facility.

The maximum principal amount of the Revolving Credit Facility is $575 million (increased from $500 million to $575 million on May 1, 2024), subject to availability under the borrowing base, which is based on the Company’s portfolio investments and other outstanding indebtedness, with an accordion provision to permit increases to the total facility amount up to $1,000 million subject to the satisfaction of certain conditions.

The Revolving Credit Facility will be guaranteed by certain domestic subsidiaries of the Company that will be formed or acquired by the Company in the future (collectively, the “Revolving Credit Facility Guarantors”). Proceeds of the Revolving Credit Facility may be used for general corporate purposes, including, without limitation, repaying outstanding indebtedness, making distributions, contributions and investments, and acquisition and funding of portfolio investments, and such other uses as permitted under the Revolving Credit Agreement.

The Revolving Credit Facility is secured by a perfected first-priority interest in substantially all of the portfolio investments held by the Company and each Revolving Credit Facility Guarantor, subject to certain exceptions, and includes a $150 million limit for swingline loans.

The availability period under the Revolving Credit Facility will terminate on April 8, 2028 (the “Revolving Credit Facility Commitment Termination Date”) and the Revolving Credit Facility will mature on April 8, 2029 (the “Revolving Credit Facility Maturity Date”). During the period from the Revolving Credit Facility Commitment Termination Date to the Revolving Credit Facility Maturity Date, the Company will be obligated to make mandatory prepayments under the Revolving Credit Facility out of the proceeds of certain asset sales, recovery events and/or equity or debt issuances.

As of June 30, 2024, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.

The Company’s outstanding debt obligations were as follows:

	June 30, 2024
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion(1)	Amount Available(2)
Revolving Credit Facility	$575,000	$36,700	$36,700	$538,300	$270,615

Total	$575,000	$36,700	$36,700	$538,300	$270,615

(1)	The unused portion is the amount upon which commitment fees, if any, are based.

(2)	The amount available reflects any limitations related to the Revolving Credit Facility’s borrowing base.

As of June 30, 2024, $0.1 million of interest expense and $0.4 million of unused commitment fees were included in interest payable. For the three months ended June 30, 2024, the weighted average interest rate on all borrowings outstanding was 9.5% (excluding unused fees and costs incurred in connection with Warehousing Transactions) and the average principal debt outstanding was $51.4 million.

The components of interest expense were as follows:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Borrowing interest expense	$943	$943
Facility unused fees	440	440
Amortization of financing costs	176	176
Financing fees (Note 8)	5,104	5,104
Backstop fees (Note 8)	532	532

Total interest expense	$7,195	$7,195

Cash paid for interest expense	$6,660	$6,660

Note 8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

The Company’s investment portfolio may contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of June 30, 2024, the Company had unfunded delayed draw term loans and revolvers in the aggregate principal amount of $17.2 million.

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. As of June 30, 2024, management is not aware of any pending or threatened material litigation.

The Adviser agreed to bear all of the Company’s expenses, including organization and offering expenses, through April 8, 2024, the date on which the Company broke escrow for the initial offering of its Common Shares, on which date the Company became obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for the Private Offering and the Adviser requesting reimbursement of these expenses paid pursuant to the Expense Support Agreement. For the three and six months ended June 30, 2024, there were no reimbursement payments made to the Adviser.

Warehousing Transactions

Macquarie Bank Limited and Affiliates

Beginning September 12, 2023, the Company entered into multiple sale and purchase agreements (the “Macquarie Purchase Agreements”) with Macquarie Bank Limited and certain of its affiliates (each, a “Macquarie Financing Provider” and collectively, the “Macquarie Financing Providers”). Under the Macquarie Purchase Agreements, the Company had forward obligations to settle the purchase of certain investments (the “Macquarie Warehouse Investments”) from the Macquarie Financing Providers, subject to the following conditions; (a) that the Company has received subscriptions of at least $200 million; and (b) that the Board of the Company has approved the purchase of the specific Macquarie Warehouse Investments (the “Macquarie Warehouse Conditions”).

The Macquarie Warehouse Investments consisted of newly originated, privately negotiated senior secured term loans and junior capital commitments to upper middle market companies consistent with the Company’s investment strategy.

Pursuant to the Macquarie Purchase Agreements, the Company could request that the Macquarie Financing Provider acquire such Macquarie Warehouse Investments as the Company may designate from time to time, which a Macquarie Financing Provider could approve or reject in its sole and absolute discretion. Prior to any sale to the Company, the Macquarie Warehouse Investments were owned and held solely for the account of the relevant Macquarie Financing Provider. Until such time as the Company satisfied the Macquarie Warehouse Conditions, which occurred on April 8, 2024, it had no obligation to purchase the Macquarie Warehouse Investments nor be entitled to any benefits or subject to any obligations under the Macquarie Purchase Agreements. During the three months ended June 30, 2024, the Company recognized $242.4 million of investments at principal ($11.0 million of which was unfunded) from the Macquarie Financing Providers. As of June 30, 2024, there are no forward obligations to settle the purchase of Macquarie Warehouse Investments from the Macquarie Financing Providers.

In consideration for the forward arrangement provided by the Macquarie Financing Providers, the Company paid, subject to the satisfaction of the Warehouse Conditions, certain fees and expenses to the Macquarie Financing Providers, including a financing fee with respect to the portion of the purchase amount that is funded equivalent to 3.10% to 3.40% per annum. Through June 30, 2024, financing fees of $5.1 million were paid to the Macquarie Financing Providers, which are included in interest expense on the Statements of Operations.

The Company’s obligations to the Macquarie Financing Providers under the Purchase Agreements were guaranteed by an affiliate of the Adviser. Beginning October 2, 2023, certain of the Company’s obligations to the Macquarie Financing Providers under the Macquarie Purchase Agreements were guaranteed by two non-affiliated entities.

In consideration of the two non-affiliated guarantors entering into the guarantees, the Company paid a fee based on the Net Carry with respect to each transaction to the respective guarantor of each investment. “Net Carry” means, an amount equal to the sum of (a) the interest (paid and accrued and unpaid) less (b) the financing fee paid to the Macquarie Financing Providers plus (c) the net realized gains/losses on each investment.

As of June 30, 2024, $0.5 million of fees (the “backstop fees”) were paid to the two non-affiliated guarantors, which is included in interest expense on the Statements of Operations.

For the three months ended June 30, 2024, all of the income, expenses and mark-to-market gain/loss under all Macquarie Purchase Agreements, in addition to other economic rights and obligations held by the Company, were recognized in the Company’s financial statements.

Cliffwater LLC

On March 6, 2024, the Company entered into a facility agreement with Steamboat SPV LLC (the

“Cliffwater Financing Provider”), a special purpose vehicle organized by Cliffwater LLC (the “Cliffwater Facility Agreement”). Under the Cliffwater Facility Agreement, the Company had forward obligations to purchase certain investments from the Cliffwater Financing Provider pursuant to the terms of the Agreement (the “Cliffwater Warehouse Investments”), subject to the following conditions: (a) that the Company had received cash funding from investor subscriptions of at least $200 million; and (b) that the Board had approved the purchase of the specific Cliffwater Warehouse Investments (together with the Macquarie Warehouse Conditions, the “Warehouse Conditions”).

The Cliffwater Warehouse Investments generally consist of privately negotiated senior secured and junior loans and notes, as well as unfunded revolving and term commitments, to upper middle market companies consistent with the Company’s investment strategy.

Until such time as the Company satisfied the Warehouse Conditions, which occurred on April 8, 2024, the Company had no obligation to purchase the Cliffwater Warehouse Investments nor be entitled to any benefits or subject to any obligations under the Cliffwater Facility Agreement. During the three months ended June 30, 2024, the Company recognized $135.1 million of investments at principal ($4.7 million of which was unfunded) from the Cliffwater Financing Provider. As of June 30, 2024, there are no forward obligations to settle the purchase of Cliffwater Warehouse Investments from the Cliffwater Financing Provider.

The price the Company paid to purchase the Cliffwater Warehouse Investment’s was based on the cash amount paid by the Cliffwater Financing Provider plus, among other amounts, accrued and unpaid interest, the portion of the original issue discount and fees attributable to the Cliffwater Financing Provider’s holding period and a financing fee of up to 150 basis points (the “Cliffwater Financing Fee”).

Note 9. Net Assets

In connection with its formation, the Company has the authority to issue an unlimited number of Common Shares of beneficial interest at $0.01 per share par value. On December 18, 2023, HPS purchased 100 shares of the Company’s Common Shares of beneficial interest at $25.00 per share.

As of April, 8, 2024, the Company had satisfied the minimum offering requirement, and the Company’s Board had authorized the release of proceeds from escrow. As of such date, the Company issued and sold 8,827,880 shares at an offering price of $25.00 per share, and the Board authorized the release of $220.7 million to the Company as payment for such shares. As of June 30, 2024, an affiliate of the Adviser had subscribed for $5.0 million. Under the terms of the Company’s Declaration of Trust, all Common Shares have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable.

Until the release of proceeds from escrow, the per share purchase price for Common Shares in the Private Offering was $25.00 per share. Thereafter, the purchase price per share will equal the NAV per share, as of the effective date of the monthly share purchase date. The Managing Dealer will use its best efforts to sell shares but is not obligated to purchase or sell any specific amount of shares in the Private Offering.

The following table summarizes transactions in Common Shares of beneficial interest during the three and six months ended June 30, 2024:

	Shares	Amount
Share transactions:
Subscriptions	15,601,368	$394,928
Distributions reinvested	—	—
Share repurchases	—	—
Early repurchase deduction	—	—

Total net increase (decrease)	15,601,368	$394,928

Net Asset Value per Share and Offering Price

The Company determines NAV for its shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table summarizes each month-end NAV per share for Common Shares of beneficial interest during the three and six months ended June 30, 2024:

For the Months Ended	NAV Per Share
April 30, 2024	$25.63
May 31, 2024	$25.83
June 30, 2024	$25.96

Distributions

The Company declares monthly distribution amounts per share of Common Shares of beneficial interest payable quarterly in arrears. The following table presents distributions that were declared during the three and six months ended June 30, 2024:

Declaration Date	Record Date	Payment Date	Distribution Per Share	Distribution Amount
April 30, 2024	April 30, 2024	July 31, 2024	$0.1000	$883
May 29, 2024	May 31, 2024	July 31, 2024	0.1310	1,634
June 26, 2024	June 30, 2024	July 31, 2024	0.1320	2,059

Total			$0.3630	$4,576

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan, pursuant to which the Company will reinvest all cash dividends declared by the Company on behalf of the Company’s shareholders who do not elect to receive their distributions in cash as provided below. As a result, if the Company declares a cash distribution, then shareholders who have not opted out of the Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Character of Distributions

The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, borrowings, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.

Through June 30, 2024, a portion of the Company’s distributions resulted from expense support from the Adviser, and future distributions may result from expense support from the Adviser, each of which is subject to repayment by the Company within three years from the date of payment. The purpose of this arrangement avoids distributions being characterized as a return of capital for U.S. federal income tax purposes. Shareholders should understand that any such distribution is not based solely on the Company’s investment performance, and can only be sustained if the Company achieves positive investment performance in future periods and/or the Adviser continues to provide expense support. Shareholders should also understand that the Company’s future repayments of expense support will reduce the distributions that they would otherwise receive. There can be no assurance that the Company will achieve the performance necessary to sustain these distributions, or be able to pay distributions at all.

Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the six months ended June 30, 2024:

Source of Distribution	Per Share	Amount
Net investment income	$0.3630	$4,576
Net realized gains	—	—

Total	$0.3630	$4,576

Share Repurchase Program

Beginning no later than the first full calendar quarter from the date on which the Company breaks escrow for the Company’s initial offering of its common shares, and at the discretion of the Company’s Board, the Company intends to commence a share repurchase program in which the Company may repurchase, in each quarter, up to 5% of the Company’s Common Shares outstanding (by number of shares) as of the close of the previous calendar quarter. The Company’s Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the Company’s best interest and the best interest of the Company’s shareholders. As a result, share repurchases may not be available each quarter.

The Company expects to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year (or, in the case of shareholders who purchased shares in the Initial Closing, until at least March 31, 2025) will be repurchased at 98% of the applicable NAV per share (the “Early Repurchase Deduction”). The one year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at the Company’s discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders. The Company intends to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by the Company pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

There were no share repurchases during the three and six months ended June 30, 2024.

Note 10. Financial Highlights

The following are the financial highlights for the six months ended June 30, 2024:

Six Months Ended June 30, 2024
Per Share Data:
Net asset value, beginning of period	$25.00
Net investment income (1)	0.96
Net unrealized and realized gain (loss) (2)	0.36

Net increase (decrease) in net assets resulting from operations	1.32
Distributions from net investment income (3)	(0.36)
Distributions from net realized gains (3)	—

Net increase (decrease) in net assets from shareholders’ distributions	(0.36)

Total increase (decrease) in net assets	0.96

Net asset value, end of period	$25.96

Shares outstanding, end of period	15,601,468
Total return based on NAV (4)	5.29%

Six Months Ended June 30, 2024
Ratios:
Ratio of net expenses to average net assets (5)	4.28%
Ratio of net investment income to average net assets (5)	14.70%
Portfolio turnover rate	2.48%
Supplemental Data:
Net assets, end of period	$404,976
Asset coverage ratio	1,203.5%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.

(2)	The amount shown does not correspond with the aggregate amount for the period as it includes the effect of the timing of capital transactions.

(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 9).

(4)

Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s dividend reinvestment plan) divided by the beginning NAV per share. Total return does not include upfront transaction fee, if any.

(5)

For the six months ended June 30, 2024, amounts are annualized except for expenses incurred prior to the Initial Closing, capital gains incentive fee, and net income from the Warehousing Transactions. For the six months ended June 30, 2024, the ratio of total Operating Expenses to average net assets was 9.70% on an annualized basis, excluding the effect of expense support/(recoupment), shareholder servicing and/or distribution fees waiver, and management fee and income based incentive fee waivers by the Adviser which represented 5.42% of average net assets.

Note 11. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of the financial statements. There have been no additional subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in the financial statements as of June 30, 2024, except as discussed below.

Subscriptions

The Company received $70.0 million of net proceeds relating to the issuance of Common Shares for subscriptions effective July 1, 2024.

The Company received $45.0 million of net proceeds relating to the issuance of Common Shares for subscriptions effective August 1, 2024.

Distributions Declarations

On July 24, 2024, the Company declared regular distributions of $0.1320 per Common Share, all of which are payable on or about October 31, 2024 to shareholders of record as of July 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholder of HPS Corporate Capital Solutions Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of HPS Corporate Capital Solutions Fund (the “Company”) as of December 31, 2023, and the related statement of operations for the period from August 10, 2023 (inception) to December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations for the period from August 10, 2023 (inception) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

January 12, 2024

We have served as the Company’s auditor since 2023.

Statement of Assets and Liabilities

December 31, 2023
ASSETS
Cash	$2,500

Total assets	$2,500

Commitments and contingencies (Note 5)
NET ASSETS
Common Shares, $0.01 par value, unlimited shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	2,499

Total net assets	$2,500

Net asset value per share	$25.00

The accompanying notes are an integral part of these financial statements.

Statement of Operations

From August 10, 2023 (inception) to December 31, 2023
Expenses
Organization expenses (See Note 2)	$544,328
Board of Trustees’ fees	33,411
Insurance	19,114
Professional fees	80,824
Other	1,239

Total expenses	$678,916

Reimbursable organization expenses (See Note 5)	(678,916)

Net Expenses	$—

Net increase (decrease) in net assets resulting from operations	$—

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1. Organization

HPS Corporate Capital Solutions Fund (the “Company”) is a Delaware statutory trust formed on August 10, 2023. The Company is an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). In addition, for U.S. federal income tax purposes, the Company intends to elect to be treated and intends to qualify each taxable year thereafter as a registered investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the Company’s fiscal year ending December 31, 2024. The Company is managed by HPS Advisors, LLC (the “Adviser”), a wholly-owned subsidiary of HPS Investment Partners, LLC (“HPS” or the “Administrator”). As of December 31, 2023, the Company had not commenced its investing activities.

The Company’s investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation by investing primarily in newly originated, privately negotiated senior secured debt and junior capital of upper middle market and larger scale companies predominantly in the U.S. “Upper middle market” generally refers to companies with earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) of $75 million to $1 billion annually or revenue of $250 million to $5 billion annually at the time of our investment.

The Company may from time to time invest in smaller or larger companies if the opportunity presents attractive investment characteristics and risk-adjusted returns. While the Company’s investment strategy primarily focuses on companies in the United States, the Company also intends to leverage HPS’s global presence to invest in companies in Europe, Australia and other locations outside the U.S., subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

The Company’s investment strategy also includes a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds. The Company intends to use these investments to maintain liquidity for our share repurchase program and to manage cash before investing subscriptions into directly originated, privately negotiated loans, while seeking attractive risk-adjusted investment returns. The Company also may invest in publicly traded debt securities of larger corporate issuers on an opportunistic basis when market conditions create compelling potential return opportunities, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.”

All investments of the Company will be made subject to compliance with BDC requirements pursuant to the 1940 Act to invest at least 70% of assets in “eligible portfolio companies.” An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which: is organized under the laws of, and has its principal place of business in, the United States; is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and satisfies any of the following: does not have any class of securities that is traded on a national securities exchange; has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million; is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

On December 18, 2023, HPS purchased 100 of the Company’s common shares of beneficial interest at $25.00 per share.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is considered an investment company under U.S. GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board Accounting Standards Codification Topic 946 and pursuant to Regulation S-X.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates could differ from those estimates and such differences could be material.

Cash

Cash consists of a demand deposit held with a financial institution, which at times may exceed federally insured limits. Cash is carried at cost which approximates fair value.

Organization Expenses

Organization expenses include, among other things, the cost of incorporating the Company and the cost of legal services and other fees pertaining to the Company’s organization. These costs are expensed as incurred. For the period from August 10, 2023 (inception) to December 31, 2023, the Company incurred organization expenses of $544,328, which were paid on behalf of the Company by the Adviser and have been recorded as an expense on the statement of operations. The reimbursement of Adviser-paid organization expenses is conditional, as of December 31, 2023, on the Company breaking escrow relating to the anticipated offering of its common shares (the “Offering”) and the Adviser requesting reimbursement of organization expenses paid pursuant to the Expense Support and Conditional Reimbursement Agreement.

Offering Expenses

The Company’s offering expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous Offering of its common shares. For the period from August 10, 2023 (inception) to December 31, 2023, the Company incurred offering expenses of $785,561, which were paid on behalf of the Company by the Adviser. Offering expenses will be recorded as deferred offering costs on the statement of assets and liabilities and then subsequently amortized to expense on the Company’s statement of operations over 12 months when operations begin, subsequent to the Company breaking escrow, should the Adviser seek reimbursement for offering expenses. The offering expenses do not presently represent a liability of the Company since the obligation to reimburse the Adviser for Adviser- paid offering expenses is conditional as of December 31, 2023, on the Company breaking escrow for the Offering and the Adviser requesting reimbursement of offering expenses paid pursuant to the Expense Support and Conditional Reimbursement Agreement.

Income Taxes

The Company will elect to be treated as a BDC under the 1940 Act. The Company intends to elect to be treated and intends to qualify each taxable year thereafter as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax exempt income. The Company intends to make the requisite distributions to its shareholders, which will generally relieve the Company from corporate-level income taxes.

In addition, pursuant to the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one- year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. To the extent that it determines that estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company will accrue excise taxes, if any, on estimated undistributed taxable income.

New Accounting Standards

Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note 3. Agreements and Related Party Transactions

Investment Advisory Agreement

The Company has entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser, pursuant to which the Adviser will manage the Company on a day-to-day basis. The Adviser is responsible for determining the portfolio composition, making investment decisions, monitoring investments, performing due diligence on prospective portfolio companies and providing the Company with such other investment advisory and related services as may reasonably be required for the investment of capital.

Under the Investment Advisory Agreement, the Company pays the Adviser a fee for its services. The fee consists of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. No base management or incentive fees will be paid to the Adviser until the commencement of investment activities.

Base Management Fee

Upon execution of the Investment Advisory Agreement, the management fee will be payable quarterly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable quarter, as adjusted for any share issuances or repurchases during the quarter that do not occur on the first calendar day of the quarter. For purposes of the Investment Advisory Agreement, net assets means the Company’s total assets less the carrying value of liabilities, determined in accordance with U.S. GAAP. The payment and calculation of the management fee will be pro-rated for any period of less than three months. For the first calendar quarter in which the Company has operations, net assets will initially be measured as the beginning net assets as of the date on which the Company breaks escrow.

The Company will pay the Adviser an incentive fee. The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Company’s income and a portion is based on a percentage of the Company’s capital gains, each as described below.

(i)	Income based incentive fee

The income based incentive fee will be based on the Company’s Pre-Incentive Fee Net Investment Income Returns, defined as: dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the quarter, minus operating expenses for the quarter (including the management fee, taxes, any expenses payable under the Investment Advisory Agreement and an administration agreement with the administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding incentive fees and shareholder servicing and/or distribution fees).

Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter, is compared to a “Hurdle Rate” defined as a return of 1.5% per quarter (6.0% annualized).

Upon execution of the Investment Advisory Agreement, the Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•

No incentive fee will be paid on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Pre-Incentive Fee Net Investment Income Returns do not exceed the Hurdle Rate of 1.5% (6.0% annualized);

•

100% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle Rate but is less than a rate of return of 1.76% (7.06% annualized). This portion of the Pre-Incentive Fee Net Investment Income Returns (which exceeds the Hurdle Rate but is less than 1.76%) is referred to as the “Catch-Up” The Catch-Up is meant to provide the Adviser with approximately 15% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a Hurdle Rate did not apply if the net investment income exceeds 1.76% in any calendar quarter; and

•

15% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.76% (7.06% annualized). This reflects that once the Hurdle Rate is reached and the Catch-Up is achieved, 15% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

(ii) Capital gains based incentive fee

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 15.0% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP.

Administration Agreement

The Company has entered into an agreement (the “Administration Agreement”) with HPS under which HPS will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of the NAV, compliance monitoring (including diligence and oversight of other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Company will reimburse HPS for the costs and expenses incurred by HPS in performing its obligations under the Administration Agreement. Such reimbursement includes the Company’s allocable portion of compensation (including salaries, bonuses and benefits), and may include overhead (including rent, office equipment and utilities) and other expenses incurred by HPS in performing its administrative obligations under the Administration Agreement, including but not limited to compensation paid to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of HPS or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for the Company by such affiliate or third party.

The amount of the reimbursement payable to HPS for administrative services will be the lesser of (1) HPS’ actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. HPS will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company will not reimburse HPS for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of HPS.

Sub-Administration Agreement

HPS has hired Harmonic Fund Services (“Harmonic”) to assist in the provision of sub-administrative and fund accounting services. Harmonic will receive compensation for these services under a sub-administration agreement.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Trustees who are not “interested persons” as defined in the 1940 Act (“Independent Trustees”). The Company may terminate the Advisory Agreement upon 60 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Advisory Agreement upon 60 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate in the event of its assignment within the meaning of the 1940 Act and related SEC guidance and interpretations.

Payment of the Company’s Expenses Under the Investment Advisory and Administration Agreements

All investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to the Company, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. The Company will bear all other costs and expenses of our operations, administration and transactions.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser and the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of the Adviser and the Administrator that are eligible for reimbursement by the Company will be reasonably allocated to the Company on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Expense Support and Conditional Reimbursement Agreement

The Company has entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. Pursuant to the Expense Support Agreement, the Adviser may elect to pay certain expenses on the Company’s behalf (an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” “Available Operating Funds” means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any quarter shall be made if: (1) the Effective Rate of Distributions Per Share declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the Company’s Operating Expense Ratio at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement

Payment relates. “Effective Rate of Distributions Per Share” means the annualized rate (based on a 12-month year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to the Adviser, shareholder servicing and/or distribution fees, and interest expense, by the Company’s net assets. “Operating Expenses” means all of the Company’s operating costs and expenses incurred, as determined in accordance with generally accepted accounting principles for investment companies.

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter, except to the extent the Adviser has waived its right to receive such payment for the applicable calendar quarter.

Managing Dealer Agreement

The Company has entered into a Managing Dealer Agreement (the “Managing Dealer Agreement”) with the HPS Securities, LLC (the “Managing Dealer”). The Managing Dealer is entitled to receive shareholder servicing and/or distribution fees in arrears on a quarterly basis commencing no later than the first full calendar quarter after the Initial Closing, at an annual rate of 0.25% of the value of the Company’s net assets attributable to the Common Shares as of the beginning of the first calendar day of the scheduled distribution payment date. The shareholder servicing and/or distribution fees are payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers.

The Managing Dealer is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Managing Dealer Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Company’s Independent Trustees who have no direct or indirect financial interest in the operation of the Company’s distribution plan or the Managing Dealer Agreement or by vote of a majority of the outstanding voting securities of the Company, on not more than 60 days’ written notice to the Managing Dealer or the Adviser. The Managing Dealer Agreement will automatically terminate in the event of its assignment, as defined in the 1940 Act.

Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Managing Dealer Agreement. The Company’s obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the common shares distributed shall survive termination of the agreement until such shares are no longer outstanding.

Note 4. Share Repurchase Program

Beginning no later than the first full calendar quarter from the date on which the Company breaks escrow for the Company’s initial offering of our common shares, and at the discretion of our Board, the Company intends to commence a share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of the Company’s common shares outstanding (by number of shares) as of the close of the previous calendar quarter. The Company’s Board may amend, suspend or terminate the share repurchase program if it deems such action to be in the Company’s best interest and the best interest of the Company’s shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of the Company’s share repurchase program, the Company’s Board will consider at least quarterly whether the continued suspension of the Company’s share repurchase program remains in the Company’s best interest and the best interest of the Company’s shareholders. However, the Company’s Board is not required to authorize the recommencement of the Company’s share repurchase program within any specified period of time. The Company’s Board may also determine to terminate the Company’s share repurchase program if required by applicable law or in connection with a transaction in which the Company’s shareholders receive liquidity for their common shares, such as a sale or merger of the Company or listing of the Company’s common shares on a national securities exchange.

The Company expects to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will fall under the Early Repurchase Deduction, meaning that they will be repurchased at 98% of the applicable NAV per share. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived, at the Company’s discretion, in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders. The Company intends to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by the Company pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

The Adviser has agreed to bear all of the Company’s organization and offering expenses through the date on which the Company breaks escrow for the Offering. The Company will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for the Offering and the Adviser requesting reimbursement of these expenses paid pursuant to the Expense Support and Conditional Reimbursement Agreement. The total organization expenses incurred as of December 31, 2023 was $544,328 of which all had been borne by the Adviser. The total offering expenses incurred as of December 31, 2023 was $785,561 of which all had been borne by the Adviser.

Warehousing Transactions

Beginning September 12, 2023, the Company entered into multiple sale and purchase agreements (the “Purchase Agreements”) with Macquarie Bank Limited and Macquarie Funding LLC (the “Financing Provider”). Under the Purchase Agreements, the Company has forward obligations to settle the purchase of certain investments (the “Portfolio Investments”) from the Financing Provider, who is obligated to settle the sale of such investments subject to the following conditions; (a) that the Company has received subscriptions of at least $200 million; and (b) that the Board of the Company has approved the purchase of the specific investment or investments.

As of December 31, 2023, the Company had contingent forward obligations through the Purchase agreements that had an aggregate principal amount of $140,412,664 ($76,295,079 of which was funded) and an aggregate cost and fair value of $74,415,217 and $74,624,773, respectively.

The Portfolio Investments generally consist of newly originated, privately negotiated senior secured term loans and junior capital commitments to upper middle market companies consistent with the Company’s investment strategy.

Beginning September 12, 2023, the Company’s obligations to the Financing Provider under the Purchase Agreements were guaranteed by an affiliate of the Adviser and as of December 31, 2023, the amount guaranteed was $51,596,013. Beginning October 2, 2023, the Company’s remaining obligations to the Financing Provider under the Purchase Agreement were guaranteed by a non-affiliated entity and as of December 31, 2023, the amount guaranteed was $84,485,922.

Note 6. Net Assets

In connection with its formation, the Company has the authority to issue an unlimited number of common shares of beneficial interest at $0.01 per share par value. On December 18, 2023, HPS purchased 100 shares of the Company’s common shares of beneficial interest at $25.00 per share.

Under the terms of the Company’s Declaration of Trust, all Common Shares have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of the Company’s common shares if, as and when authorized by the Company’s Board and declared by the Company out of funds legally available therefore. In the event of the Company’s liquidation, dissolution or winding up, each share of the Company’s common shares would be entitled to share pro rata in all of the Company’s assets that are legally available for distribution after the Company pays all debts and other liabilities and subject to any preferential rights of holders of the Company’s preferred shares, if any preferred shares are outstanding at such time.

Subject to the rights of holders of any other class or series of shares, each share of the Company’s common shares is entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Company’s common shares possess exclusive voting power.

Until the release of proceeds from escrow, the per share purchase price for common shares in the Offering will be $25.00 per share. Thereafter, the purchase price per share for each class of common shares will equal the NAV per share, as of the effective date of the share purchase date. The Managing Dealer will use its best efforts to sell shares but is not obligated to purchase or sell any specific amount of shares in the Offering.

The Company will hold investors’ funds received in relation to the Offering in an escrow account until it breaks escrow. The Company will break escrow when (i) it has received purchase orders for shares of at least $200 million, excluding shares purchased by the Adviser, its affiliates and trustees and officers but including any shares purchased in any private offerings; and (ii) the Company’s Board has authorized the release of funds in the escrow account.

Note 7. Subsequent Events

The Company’s management evaluated subsequent events through January 12, 2024, the date the financial statements were available to be issued. Management has determined that there were no material events that would require adjustment to or disclosure in the Company’s financial statements.

Appendix A

Corporate Capital Solutions BDC
Form Of Subscription Agreement

1 | Your Investment

Investment Amount $

Investment Type	☐ Initial Investment	☐ Additional Investment

Share Class (Must select one)

☐	Class S	☐ Class D	☐ Class I

	$10,000 minimum initial investment	$10,000 minimum initial investment	$10,000 minimum initial investment for qualifying investors (otherwise $1,000,000 minimum initial investment)[1]

2 | Form of Ownership

See Appendix A for supplemental document requirements by investor type.

I. Individual / Joint Accounts	Retirement Accounts	Entity Accounts

☐ Individual	☐ IRA	☐ Trust

☐ Joint Tenants with Rights of	☐ Roth IRA	☐ C Corporation

☐ Survivorship Tenants in Common	☐ SEP IRA	☐ S Corporation

☐ Community Property	☐ Rollover IRA	☐ Partnership

☐ Tenants by Entirety	☐ Inherited IRA	☐ Limited Liability Corporation

☐ Uniform Gift / Transfer to Minors State:	☐ Other:	☐ Other:

Brokerage Account Number:	Custodian Account Number:	Brokerage Account Number:

Custodian Name:

Custodian Tax ID:

[1]

The Fund waives or reduces to $10,000 or less Class I investment minimums for purchases (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (3) through transaction/brokerage platforms at participating brokers, (4) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, and (5) by other categories of investors that we name in an amendment or supplement to this prospectus. The foregoing categories of investors who are granted waivers or reductions by the Managing Dealer from the Class I investment minimums include investors described in the foregoing sentence who make purchases for eligible retirement plans and IRAs. Waivers and reductions are subject to the terms and conditions of agreements that the Managing Dealer enters into with participating intermediaries, as applicable, and the prospectus.

Please print, sign, and scan this page if applicable.

X
Custodian Signature / Stamp

3 | Investor Information

The information provided in this section must be compliant with IRS Form W-9 and related instructions (see www.irs.gov for instructions). Legal addresses must include a residential street address (P.O. boxes will not be accepted).

1.	Primary Account Holder / Minor (if Uniform Gift / Transfer to Minors Account) / Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number Date of Birth (mm/dd/yyyy)

Legal Street Address City State Zip

Mailing Street Address City State Zip

Email Address Phone Number

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

2.	Joint Account Holder / Custodian (if Uniform Gift / Transfer to Minors Account) / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number Date of Birth (mm/dd/yyyy)

Legal Street Address City State Zip

Mailing Street Address City State Zip

Email Address Phone Number

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

3.	Joint Account Holder / Co-Trustee / Authorized Signatory

Name (first, middle, last)

Social Security Number Date of Birth (mm/dd/yyyy)

Legal Street Address City State Zip

Mailing Street Address City State Zip

Email Address Phone Number

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien	Country of Citizenship if non-U.S. Citizen
(A completed applicable Form W-8 is required for subscription)

Entity Information (only required for entity account types)

Entity Name

Employer Identification Number Date of Formation (MM/DD/YYYY)

Legal Street Address City State Zip

Mailing Street Address City State Zip

Country of Domicile (Form W-8 required for non-U.S.)

Exemptions per Form W-9 (see Form W-9 instructions at www.irs.gov)

Exemptions for FATCA Reporting Code (if any)

Please indicate if you are a:	☐ Pension Plan	☐ Profit Sharing Plan	☐ Not-for-Profit Organization

☐	Grantor Trust for U.S. federal income tax purposes and all of your grantors are U.S. persons for U.S. federal income tax purposes.

☐	Check this box if you are a Not-for-Profit Organization and are established exclusively for religious, charitable, scientific, artistic, cultural, or educational purposes.

4 | Transfer on Death Beneficiary Information (Option for Individual/Joint Accounts)

Please designate the beneficiary information for your account. If completed, all information is required. Secondary beneficiary information may only include whole percentages and must total 100%. (Not available for Louisiana residents).

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

☐ Primary
First Name	MI	Last Name	SSN	Date of Birth	☐ Secondary %

5 | ERISA Plan Asset Regulations

Are you or will you be during any time in which you hold any interest in HPS Corporate Capital Solutions BDC a “benefit plan investor”2 within the meaning of the Plan Asset Regulations3 or are you or will you use the assets of a “benefit plan investor” to invest or hold any interest in HPS Corporate Capital Solutions BDC? ☐ Yes ☐ No

Are you or will you be during any time in which you hold any interest in HPS Corporate Capital Solutions BDC a “controlling person”4 within the meaning of the Plan Asset Regulations2? ☐ Yes ☐ No

[2]

The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the ERISA, that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

[3]

“Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

[4]

“Controlling Person” includes any person (other than a “benefit plan investor”) that has discretionary authority or control with respect to the assets of HPS Corporate Capital Solutions BDC or that provides investment advice for a fee (direct or indirect) with respect to such assets, and any affiliate of any such person. An “affiliate” for these purposes includes any person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with the person, and control with respect to a person other than an individual means the power to exercise a controlling influence over the management or policies of such person.

6 | Distribution Instructions

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, TENNESSEE, VERMONT, or WASHINGTON.

☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan. PLEASE CHECK HERE IF YOU DO NOT WISH TO BE ENROLLED in the Distribution Reinvestment Plan and complete the cash distribution information in the box below. For IRA (custodial held accounts), if you elect cash distributions, the funds must be sent to the custodian on a direct deposit basis.

☐ Direct Deposit to third party financial institution (complete section below)

I authorize HPS Corporate Capital Solutions BDC or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify HPS Corporate Capital Solutions BDC in writing to cancel it. In the event that HPS Corporate Capital Solutions BDC deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name of Financial Institution

Mailing Address	City	State	Zip Code

ABA Routing Number

Account Number

☐ Mail a check	(to Primary Account Holder mailing address for individual / joint accounts or Entity legal address for entity accounts)

☐ If you are a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Tennessee, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. PLEASE CHECK HERE IF YOU WISH TO ENROLL in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

7 | Investment Funding Method

☐ Broker / Financial Advisor will make payment on your behalf	☐ By Wire: Please wire funds according to the instructions below.	☐ By Check: Please attach your check[5] to this agreement and make payable to:

	Account No.: 9872747119 ABA: 1010-0069-5 Account Name: SS&C GIDS, Inc. As Agent for HPS Corporate Solutions BDC	HPS Corporate Capital Solutions BDC Mailing Address: HPS Corporate Capital Solutions BDC 430 W 7th Street Suite 219980 Kansas City, MO 64105-1407

[5]	Only personal, same name checks are accepted.

8 | Electronic Delivery Consent (Optional)

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you may elect to receive electronic delivery of shareholder communications from HPS Corporate Capital Solutions BDC. If you would like to consent to electronic delivery, including pursuant to email, please sign below.

By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Please print, sign, and scan this page if applicable.

X
Owner or Authorized Person Signature	Date (mm/dd/yyyy)

9 | Subscriber Representations and Signatures

HPS Corporate Capital Solutions BDC is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, HPS Corporate Capital Solutions BDC may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

In order to induce HPS Advisors, LLC to accept this subscription, I (we) hereby represent and warrant as follows

(Each account holder must hand-initial representations 1 – 9, to the extent applicable):

	Primary Investor	Co- Investor	Co- Investor
1. I (we) have received the prospectus (as amended or supplemented) for HPS Corporate Capital Solutions BDC at least five business days prior to the date hereof.	☐	☐	☐

2.  I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing
shares, each individual that owns an interest in the entity meets this requirement.	☐	☐	☐

3.  I am (we are) a resident of Alabama, California, Idaho, Iowa, Kansas, Kentucky,
Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North
Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, or
Vermont and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual
that owns an interest in the entity meets this requirement.[6]	☐	☐	☐

4.  I am (we are) domiciled or have a registered office in the European Economic Area or in the United Kingdom, and qualify as (i) a “professional investor,” within the meaning of Annex II to Directive 2014/65/EU or the United Kingdom Alternative
Investment Fund Managers Regulations 2013 (SI 2013/1773) as amended, as applicable, or (ii) a “certified sophisticated investor” as defined under the Financial
Services and Markets Act 2000 of the United Kingdom.	☐	☐	☐

5. I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.	☐	☐	☐

6.  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the
trust or other entity of which I am trustee or authorized agent.	☐	☐	☐

7. I acknowledge that HPS Corporate Capital Solutions BDC may enter into transactions with HPS affiliates that involve conflicts of interest as described in the prospectus.	☐	☐	☐

[6]

In the case of sales to fiduciary accounts, the minimum standards set forth in the prospectus under “SUITABILITY STANDARDS” shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

	Primary Investor	Co- Investor	Co- Investor

8.  I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month and my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will generally be made available at www.hcapbdc.com within 20 business
days of the last day of each month.	☐	☐	☐

9.  I acknowledge that my subscription request will not be accepted any earlier than two business days before the first business day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent at 844-700-1479 or through my financial
intermediary.	☐	☐	☐

10.  New Jersey investors are advised that if they buy Class S shares, Class D shares, or
Class I shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement or brokerage commissions, in such amounts as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares, a 2.0% cap on NAV
for Class D shares, and a 2.0% cap on NAV for Class I shares.	☐	☐	☐

11.  I am (we are) a resident of New Jersey and have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than
$85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a New Jersey investor’s investment in HPS Corporate Capital Solutions BDC, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net
worth.	☐	☐	☐

12.  Kansas investors are advised that it is recommended by the Office of the Kansas
Securities Commissioner that Kansas investors limit their aggregated investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities,
as determined in conformity with GAAP.	☐	☐	☐

If you do not have another broker-dealer or other financial intermediary introducing you to HPS Corporate Capital Solutions BDC, then HPS Securities, LLC may be deemed to be acting as your broker-dealer of record in connection with any investment in HPS Corporate Capital Solutions BDC. For important information in this respect, see Section 10 below.

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by HPS Corporate Capital Solutions BDC. I acknowledge that the Broker / Financial Advisor indicated in Section 10 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting the transfer agent at 844-700-1479.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):

Under penalties of perjury, I certify that:

1.	The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRA has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9; and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Each Account Holder / Trustee / Authorized Signatory must sign below. Please print, sign, and scan this page if applicable.

(Custodians must sign in Section 2 on a custodial account)

X
Owner or Authorized Person	Date (mm/dd/yyyy)

X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)

X
Co-Investor or Authorized Person	Date (mm/dd/yyyy)

10 | Broker / Financial Advisor Information and Signature

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by HPS Corporate Capital Solutions BDC, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 10 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account;

(vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 10 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 151-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker-dealer or other financial intermediary introducing you to HPS Corporate Capital Solutions BDC, then HPS Securities, LLC may be deemed to act as your broker of record in connection with any investment in HPS Corporate Capital Solutions BDC. HPS Securities, LLC is not a full-service broker dealer and may not provide the kinds of financial services you might expect from another financial intermediary, such as holding securities in an account. If HPS Securities, LLC is your broker of record, then your shares will be held in your name on the books of HPS Corporate Capital Solutions BDC.

HPS Securities, LLC will not monitor your investments or provide you with personalized advice based on your overall portfolio as to whether you should make or continue to hold a particular investment or as to which types of investments may be better suited for you. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker-dealer or other financial intermediary.

Please print, sign, and scan this page if applicable.

X
Financial Advisor /Representative Signature	Date (mm/dd/yyyy)

11 | Other Important Information

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of HPS Corporate Capital Solutions BDC experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 9 above, they are asked to promptly notify HPS Corporate Capital Solutions BDC and the Broker in writing. The Broker may notify HPS Corporate Capital Solutions BDC if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 9 above, and HPS Corporate Capital Solutions BDC may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of HPS Corporate Capital Solutions BDC.

To be accepted, a subscription request must be made with a completed and executed Subscription Agreement in good order and payment of the full purchase price at least five business days prior to the first business day of the month (unless waived). All items on the Subscription Agreement, other than those marked optional, must be completed in order for your Subscription Agreement to be processed. You will receive a written confirmation of your purchase.

The Fund and the Managing Dealer will direct any dealers to, upon receipt of any and all checks, drafts, and money orders received from prospective purchasers of shares, transmit same together with a copy of this executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to SS&C GIDS, Inc. (a) by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and checks are received, or (b) by the end of the second business day following receipt where internal supervisory review is conducted at a different location than which subscription documents and checks are received.

Return the completed Subscription Agreement to:

Regular Mail:	HPS Corporate Capital Solutions BDC
PO Box 219980
Kansas City, MO 64121-7146

Overnight Delivery:	HPS Corporate Capital Solutions BDC
430 W 7th Street Suite 219980
Kansas City, MO 64105-1407

Appendix A | Supporting Document Requirements

Please provide the following supporting documentation based on your account type.

Individual	If a non-U.S. person, Form W-8BEN

Joint (including JTWROS, Tenants in Common, Community Property)	For each non-U.S. Person account holder, Form W-8BEN

IRA (including ROTH, SEP, Rollover, Inherited)	None

Trust	Certificate of Trust or Declaration of Trust
Appropriate W-8 series form (see
https://www.irs.gov/forms-pubs/about-form-w-8)

Corporation (including C Corp., S Corp., LLC)	Formation documents
Articles of incorporation
Authorized signatory list
Appropriate W-8 series form (see
https://www.irs.gov/forms-pubs/about-form-w-8)

Partnership	Formation documents
Authorized signatory list
Appropriate W-8 series form (see
https://www.irs.gov/forms-pubs/about-form-w-8)

HPS Corporate Capital Solutions BDC

Maximum Offering of $4,000,000,000 in Common Shares

Minimum Offering of $100,000,000

PRELIMINARY PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by HPS Corporate Capital Solutions BDC and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

The following financial statements of HPS Corporate Capital Solutions BDC are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENT

HPS Corporate Capital Solutions BDC

PAGE
Report of Independent Registered Public Accounting Firm	F-[ ]
Statement of Assets and Liabilities as of [ ]	F-[ ]
Statement of Operations for the [ ]	F-[ ]
Notes to Consolidated Financial Statements	F-[ ]

HPS Corporate Capital Solutions Fund

HPS Corporate Capital Solutions BDC

(2)	Exhibits

(a)(1)	Certificate of Trust of the Registrant(1)
(a)(2)*	Form of Second Amended and Restated Declaration of Trust of the Registrant
(b)*	Bylaws of the Registrant
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)
(e)*	Distribution Reinvestment Plan
(g)*	Form of Investment Advisory Agreement
(h)(1)	Managing Dealer Agreement(1)
(h)(2)*	Form of Distribution and Servicing Plan of the Registrant
(j)	Form of Custody Agreement(2)
(k)(1)	Form of Services Agreement(2)
(k)(2)	Multiple Class Plan(1)
(k)(3)*	Form of Expense Support and Conditional Reimbursement Agreement
(k)(4)*	Form of Sub-Administration Agreement
(k)(5)	Form of Master Agreement SS&C Digital Solutions Services(2)
(k)(6)*	Form of Administration Agreement
(l)	Opinion of Simpson Thacher & Bartlett LLP(2)
(n)	Consent of Independent Registered Public Accounting Firm(2)
(p)*	Form of Subscription Agreement for Seed Shares
(r)(1)	Code of Ethics of the Fund(1)
(r)(2)	Code of Ethics of the Adviser(1)
(s)(1)	Powers of Attorney(2)
(s)(2)	Filing Fee Table(2)

*	Filed herewith.
(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 filed on January 9, 2024 and incorporated herein by reference.
(2)	To be filed by post-effective amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$	[	]
FINRA filing fee	$	[	]
Legal	$	[	]*
Printing	$	[	]*
Accounting	$	[	]*
Blue Sky Expenses	$	[	]*
Advertising and sales literature	$	[	]*
Due Diligence	$	[	]*
Miscellaneous fees and expenses	$	[	]*

Total	$	[	]

*	Amounts are estimates.

Item 28. Persons Controlled By Or Under Common Control

Immediately prior to this offering, HPS Investment Partners, LLC, a Delaware limited liability company, will own 100% of the outstanding common shares of the Registrant. Following the completion of this offering, HPS Investment Partners, LLC’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common shares. See “Control Persons and Principal Shareholders” in this Registration Statement contained herein.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares as of [    ].

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.01 par value	1

Item 30. Indemnification

The information contained under the heading “Description of our Common Shares.” “Investment Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant expects to obtain and maintain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which HPS Advisors, LLC or its affiliates, and each managing director, director or executive officer of HPS Advisors, LLC or its affiliates, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding HPS Advisors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-127446), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the ‘Calculation of Filing Fee Tables’ in the effective Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or if the Registrant is subject to Rule 430C 17 CFR 230.430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act 17 CFR 230.497;

(ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)

insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue; and

(7)

to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in [ ], on the [ ] day of [ ], 2024.

HPS CORPORATE CAPITAL SOLUTIONS BDC

By:
	Name:	Michael Patterson
	Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	[ ]
Michael Patterson

	Chief Financial Officer and Principal Accounting Officer	[ ]
Robert Busch

	Trustee	[ ]
Colbert Cannon

	Trustee	[ ]
Grishma Parekh

	Trustee	[ ]
Randall Lauer

	Trustee	[ ]
Robin Melvin

	Trustee	[ ]
Donna Milia

	Trustee	[ ]
Robert Van Dore

*By:
As Agent or Attorney-in-Fact

The original powers of attorney authorizing [   ] to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as Exhibits hereto.

EXHIBIT INDEX

(a)(2)	Form of Second Amended and Restated Declaration of Trust of the Registrant

(b)	Bylaws of the Registrant

(e)	Distribution Reinvestment Plan

(g)	Form of Investment Advisory Agreement

(h)(2)	Form of Distribution and Servicing Plan of the Registrant

(k)(3)	Form of Expense Support and Conditional Reimbursement Agreement

(k)(4)	Form of Sub-Administration Agreement

(k)(6)	Form of Administration Agreement

(p)	Form of Subscription Agreement for Seed Shares